Annual Report 2024

TORM PLC
4TH FLOOR, 120 CANNON STREET
LONDON, EC4N 6AS, UNITED KINGDOM
COMPANY: 09818726

Contents

Strategic Report

Governance

Financial Statements

TORM Strategy

9

Sustainability Statement

40

Corporate Governance

154

Financial Statements

197

Key Figures

TCE Earnings (USD/Day)



EBITDA (USDm)



Adjusted ROIC (%)



Dividend/Share (USD)



	2024	2023	2022	2021	2020
Income statement (USDm)					
Revenue	1,559	1,520	1,443	620	747
Time charter equivalent earnings (TCE) [1] [5]	1,135	1,084	982	379	520
Gross profit [1]	896	874	782	188	341
EBITDA [1]	851	848	743	137	272
Adjusted EBITDA [1]	844	846	744	137	269
Operating profit (EBIT)	659	699	602	1	139
Financial items	-49	-47	-45	-42	-49
Net profit/(loss) for the year	612	648	563	-42	88
Net profit/(loss) ex. non-recurrent items[1]	561	596	548	-36	122
Balance sheet and cash flow (USDm)					
Non-current assets	2,854	2,179	1,875	1,968	1,755
Total assets	3,470	2,870	2,614	2,331	1,999
Equity	2,075	1,666	1,504	1,052	1,017
Total liabilities	1,395	1,204	1,111	1,279	981
Invested capital [1]	3,005	2,426	2,142	2,011	1,720
Net interest-bearing debt [1]	948	773	650	972	713
Net Asset Value (NAV) excl. NCI [2]	2,854	2,858	2,330	1,047	902
Cash and cash equivalents, incl. restricted cash	291	296	324	172	136
Investment in tangible fixed assets	911	608	121	371	173
Free cash flow	385	434	513	-243	116

	2024	2023	2022	2021	2020
Key financial figures [1]					
Gross margins:					
Gross profit	57.4%	57.5%	54.2%	30.4%	45.6%
EBITDA	54.6%	55.8%	51.5%	22.1%	36.4%
Adjusted EBITDA	54.1%	55.7%	51.5%	22.1%	36.0%
Operating profit (EBIT)	42.3%	45.9%	41.7%	0.2%	18.6%
Return on Equity (ROE)	32.7%	40.9%	44.0%	-4.1%	8.7%
Return on Invested Capital (ROIC)	24.3%	30.4%	29.2%	0.01%	7.8%
Adjusted ROIC	22.2%	27.6%	28.1%	0.2%	9.3%
Equity ratio	59.8%	58.0%	57.5%	45.1%	50.9%
TCE per day (USD) [5]	36,061	37,124	34,154	13,703	19,800
OPEX per day (USD) [5]	7,477	7,069	6,825	6,633	6,398
Loan-to-value (LTV) ratio [5]	26.8%	27.6%	24.8%	51.2%	50.8%
Share-related key figures [1]					
Basic earnings/(loss) per share (USD)	6.54	7.75	6.92	-0.54	1.19
Diluted earnings/(loss) per share (USD)	6.36	7.48	6.80	-0.54	1.19
Dividend per share (USD) [6]	5.10	5.78	4.63	—	0.85
Net Asset Value per share (NAV/share) [2]	29.3	33.4	28.5	13.0	12.1
Share price in DKK [3]	138.4	204.2	198.4	51.7	45.0
Share price in USD [3]	19.5	30.4	29.1	8.0	7.1
Number of shares (m) [3] [4]	97.3	85.7	81.8	80.7	74.4
Number of shares, weighted average (m) [4]	93.6	83.6	81.3	78.1	74.3

[1] For a definition of the calculated key figures (the APMs), please refer to the glossary on pages 276 - 282.

[2] Based on broker valuations as of 31 December 2024, excluding charter commitments.

[3] End of period.

[4] Excluding treasury shares.

[5] For Tanker segment.

[6] Dividend per share includes declared and proposed dividends.

ESG Figures

2030 Carbon Reduction (AER)



2050 Carbon Reduction Target



2030 Safety Target



Gender Diversity in Leadership



	Unit	2024	2030 target	2050 target
Environmental				
Absolute Scope 1 GHG emissions	Metric tons CO_2-e	1,594,793	≤1,500,000	Net-zero
Absolute Scope 2 GHG emissions	Metric tons CO_2-e	832	≤600	Net-zero
Absolute Scope 3 GHG emissions	Metric tons CO_2-e	1,849,266	≤1,200,000	Net-zero
SO_x emissions reduction	Percentage	N/A[1]	8 %	Net-zero
NO_x emissions reduction	Percentage	N/A[1]	8 %	Net-zero
PM10 emissions reduction	Percentage	N/A[1]	8 %	Net-zero
PM2.5 emissions reduction	Percentage	N/A[1]	8 %	Net-zero
Oil Spills (ITOPF definition)	Number	0	0	0

[1] As 2024 is the baseline year, reporting on the reduction in 2024 is not applicable.

 Read more about our ESG targets in the respective E, S, and G sections of the Sustainability Statement

The methodology for the AER reduction target and progress has been updated to adjust for vessels that have not been in the fleet for 12 months. For 2024, this change results in an AER reduction of 40.0%, which would have been an AER reduction of 40.1% if the entire fleet was included.

	Unit	2024	2030 target	2050 target
Social				
Port State Control (PSC)				
Deficiencies per inspection	Ratio	0.65	≤0.75	TBD
Employee Engagement				TBD
Employee engagement participation rate	Percentage	93 %	≥90%	TBD
Employee engagement score	Number	8.7	≥8.2	TBD
Working Conditions				
Monitoring Lost time accident frequency (LTAF)	Per million exposure hours	0.42	≤0.3	TBD
Underrepresented gender in Board of Directors	Percentage	20 %	40 %	TBD
Working conditions in dry docks used by TORM	Number	N/A[2]	2 main dry docks used	TBD
Underrepresented gender in leadership positions	Percentage	19 %	35 %	TBD
Governance				
Anti-corruption and bribery				
Identified cases reported to MACN	Percentage	N/A[2]	100 %	TBD
Screening and engaging our supply chain on ESG criteria				
ESG screening of tier 1 and 2 suppliers	Percentage	N/A[2]	100 %	TBD

[2] TORM is not reporting this number in 2024. Reporting will start in 2025.



One of the world's largest owners and operators of tankers that transport refined oil products

CUSTOMERS CONSIST OF
MAJOR INDEPENDENT OIL COMPANIES,
STATE-OWNED OIL COMPANIES,
OIL TRADERS, AND REFINERS.

OUR SHARES ARE LISTED ON
NASDAQ
COPENHAGEN
& NEW YORK

21 LR2

10 LR1

63 MR

As of 31 December 2024.

At TORM, we recognize the vital role we play in driving sustainability within the shipping industry. We are pursuing innovation and continue to modernize our fleet and optimize operations to further reduce our carbon footprint. Through our One TORM platform, we are dedicated to delivering long-term value while contributing to a more sustainable future.



10
OFFICES

~4,000
EMPLOYEES

LONG TRACK RECORD
SINCE 1889

> "As we navigate an increasingly volatile market, our strategic focus on safety, operational excellence and energy efficiency has not only strengthened our market position in the product tanker industry but also reinforced our commitment to long-term value creation," says Christopher H. Boehringer

Christopher H. Boehringer
CHAIRMAN OF THE BOARD

Jacob Meldgaard
CEO / EXECUTIVE DIRECTOR

Letter from the Chairman and the CEO

TORM achieved strong earnings and returned substantial cash dividends to shareholders in a year marked by geopolitical tensions.

Navigating a Volatile Environment

The product tanker market demonstrated both resilience and increasing complexity throughout 2024. While strong for most of the year, freight rates weakened in the second half of the year as market dynamics evolved, including a temporary influx of crude carriers entering the clean product tanker trade. These dynamics underscore the ever-changing nature of the shipping industry, presenting both increased risk and opportunities. Geopolitical developments, shifting global oil demand, and evolving trade patterns create a dynamic landscape that allows us to leverage our agility and strategic focus to capitalize on emerging opportunities and drive growth. As we look ahead, we must be equipped with agility and strategic foresight in order to face increasing uncertainty. To adapt, we have intensified our monitoring and analysis of geopolitical developments to support our navigation of future uncertainties.

One TORM Platform

Amid this unpredictability, our One TORM platform remains a cornerstone of our success. This integrated approach, combining commercial and technical management under one roof, continues to provide a competitive advantage. By deploying a globally available fleet with high operational standards and leveraging proprietary AI tools, we have consistently quarter by quarter positioned our vessels in the most advantageous markets. This capability has allowed us to seize opportunities across regions, delivering high returns on invested capital even in challenging conditions.

The One TORM platform integrates commercial and technical management in-house, and thereby empowers our organization to adapt, optimize, and execute, which in turn supports us to remain among the best-performing peers in the product tanker industry.

Ongoing Fleet Optimization

In an industry where market dynamics evolve rapidly, fleet management is a key task. Since early 2024, we have grown and modernized our fleet by taking delivery of 19 vessels and divesting seven older vessels, bringing the total fleet to 94 vessels. We focus on eco-friendly, fuel-efficient vessels that align with shifting trade patterns and offer promising returns in coming years.

Maintaining Financial Strength

TORM delivered strong financial performance in 2024. High freight rates enabled us to generate a satisfactory net profit of USD 611.5m. Based on our distribution policy, we met our goal to return all the free cash flow from our operations to our shareholders. Through the use of our partly share-based structure for vessel acquisitions, we maintain a strong balance sheet while investing in the fleet and safeguarding our ability to weather economic or market uncertainties as well as being able to invest further if possibilities arise.

Advancing Sustainability in Shipping

As a leading product tanker company, we are acutely aware of our responsibility to the environment and the challenges we face in our decarbonization journey. In 2024, we achieved the IMO 2030 target of a 40% reduction in carbon intensity compared to 2008, putting us well ahead of industry goals, as well as achieving our own ambitious goal more than one year ahead of time.

But our ambition does not stop there. In our strategic approach to sustainability, we prioritize the key challenges that impact our business and stakeholders as detailed in our Sustainability Statement section in this annual report. By determining where we can exert meaningful influence, we have developed targeted initiatives to address these challenges effectively and responsibly in the years to come.

Looking Ahead

The geopolitical landscape continues to dominate market dynamics. Looking ahead to 2025, we expect tanker earnings to be robust, underpinned by steady capacity utilization and balanced market fundamentals. While product tanker rates may moderate, the overall outlook suggests continued opportunities to deliver value to our shareholders in a dynamic and evolving environment subject to continuous geopolitical tensions and changes.

Thank you for your continued trust and confidence in TORM.

Christopher H. Boehringer,
Chairman of the Board

Jacob Meldgaard
CEO / Executive Director

The Value Chain in Oil Transportation

The global oil industry covers a range of activities and processes that contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The global oil industry value chain starts with identifying and exploring productive petroleum fields. Unrefined crude oil is then transported to refineries via crude oil tankers, pipelines, roads, or rail.

TORM focuses primarily on transporting refined oil products from refineries to onshore distributors, who then deliver them to end users. These refined products—also known as clean petroleum products—are mainly used in road transportation (gasoline, diesel), aviation (jet fuel), and as feedstock for the petrochemical industry (naphtha).

TORM also transports non-fossil liquids such as vegetable oil, ethanol, palm oil, and biofuel.

In addition to these clean products, some of TORM's vessels transport residual fuels from refineries or crude oil directly from production fields to refineries. These cargoes, known as dirty petroleum products, require extensive tank cleaning before vessels can switch back to transporting clean products.

Transportation patterns for both refined and unrefined products are constantly evolving. For instance, refinery shutdowns in oil-importing regions reduce the need to transport crude oil but increase demand for moving refined products.

Short- and long-term changes in the industry significantly affect the oil value chain. Vessel operators, including TORM, must remain agile and ready to adapt to these shifts to stay ahead in this dynamic market.

Value Chain in Oil Transportation



EXPLORATION — TRANSPORTATION — REFINING — TRANSPORTATION

Clean products
Condensate   MTBE
Diesel/gasoil   Ethanol
Methanol   Jet fuel/kerosene
Naphtha   Vegetable oil
Gasoline   Biofuel

Dirty products

STORAGE/DISTRIBUTION — END USER

Strategic Framework

OUR VISION

The Reference Company in the Transportation Industry

At TORM, we strive to be the reference company in the transportation industry. We aim to achieve this by utilizing our integrated business model to serve our customers with attention to safety, reliability, and our responsibility to the environment.

OUR STRATEGIC CHOICES

Leading Product Tanker Owner

- Financial flexibility and fleet optimization
- Active management and optionality
- Integrated operations

Green Future with Zero Emissions

- Ambitious and ongoing energy optimization
- Net-zero CO_2 emissions by 2050

OUR WAY OF WORKING

Superior Operating Platform

- Commercial management
- Optimal vessel positioning
- Safe technical management
- An integrated digital foundation leveraging operational performance
- Integrated decarbonization efforts

The Reference Company in the Transportation Industry

It is our vision at TORM to be the reference company in the transportation industry. We use a disciplined approach to develop and execute on our strategic direction and to help achieve our visionary goal.

We have made our key strategic decisions based on our position as the leading product tanker owner in the industry while striving towards a green future with zero emissions.

Optionality
We recognize the challenges of operating in an ever-changing world. For this reason, TORM has built in a level of optionality in our strategic choices. By combining our structured approach with strategic optionality, we ensure that we have the flexibility to engage in interesting new opportunities when they arise. One example of how TORM has utilized this optionality is our engagement in methanol trades with our MR product tanker vessels.

Another important aspect of having an optimal fleet is about maximizing tradability and flexibility to deploy vessels. Optionality ensures that TORM can capitalize on attractive business opportunities and move swiftly between the most attractive basins in a constantly changing market.

One of the main drivers for optionality is our One TORM platform, which has proven to be key to our strong operational performance and competitive advantage. Our high operational standards allow us the optionality to keep vessels older than 15 years in the fleet and continue to

trade them to the same customer base as vessels that are younger if this is deemed more attractive than selling the vessels. This means that a larger share of the product tanker market is accessible for our older vessels compared to similarly aged vessels in the industry.

One TORM
Our unique integrated One TORM platform is at the core of how we work together and how we do business, and this platform supports us in reaching our long-term goals. The One TORM platform has consistently performed well in the market and ensured that we generate value to our customers and shareholders.

An example of our One TORM platform performance is our vessel positioning model that enables us to continuously outperform the industry by ensuring that our vessels are optimally positioned around the world.

Our One TORM platform has also enabled us to deliver tangible and innovative energy efficiency initiatives across our fleet to reduce CO_2 emissions where we have set an ambitious target above the industry standard. We aim to reduce emissions to a level where we can reach our ambitious 2030 CO_2 intensity reduction target through a range of technological solutions with documented effect, as well as a constant renewal of our fleet with eco vessels.

Share-Based Transactions
In recent years, TORM has made several share-based transactions to further grow and renew our fleet. In 2021, we made the first share-based transaction for eight vessels which worked as a pilot for this type of transaction. Through the subsequent transactions, the model has been refined and improved, and we now have a standardized model for shipowners to buy into the One TORM platform. This type of transaction is attractive to TORM as it allows us to expand our fleet with modern tonnage while supporting our share liquidity and maintaining our solid capital structure.

Strong Cash Flow to Shareholders
In 2024, TORM has continued to distribute a meaningful amount of excess liquidity above a threshold level to our shareholders as cash dividends. Including the proposed dividend related to the fourth quarter, the total dividend declared for 2024 will be USD 485m.

Active Management of Market Exposure

We primarily employ our fleet in the spot market. However, when freight rates are attractive, we use a combination of medium- and long-term contracts to lock in rates:

• Time Charter (TC) contracts are contracts where a specific vessel is chartered out to a customer for an extended period of time.
• Contracts of Affreightment (CoA) are contracts involving several consecutive cargos with a customer at agreed freight rates.
• Forward Freight Agreements (FFA) are financial instruments hedging the forward price for freight for a defined period.

The benefit of FFAs compared to TC contracts is that it is easier to adjust the length and volume of FFAs, and there is flexibility to end the contract early. On the other hand, TC contracts potentially have longer maturity and better pricing. Each element is only initiated when levels are assessed to be attractive, and timing is key when choosing which option to pursue.

Through a combination of the coverage options and active fleet management, TORM aims to capitalize from movements in freight rates, to have higher market exposure when freight rates are high, and to have lower market exposure when freight rates are low.

 Read more on the operational leverage of TORM's spot market exposure in the Financial Outlook on page 36

Typical Contract Lengths



UP TO 12 MONTHS — Freight Forwarding Agreement (FFA)

(this contract typically involves one to two voyages per month up to 12 months) ABOUT 12 MONTHS — Contract of Affreightment (COA)

12-36 MONTHS — Time Charter Contract (TC)

Vessel Flexibility

TORM is present in all large vessel classes in the product tanker market, which provides synergies for an enhanced offering to our customers. We continue to focus on vessel flexibility to increase the attractiveness of our fleet.

At TORM, we aim to improve the trading flexibility of our fleet through enhanced cargo optionality. In recent years, we have expanded our chemical capabilities, and we are investigating opportunities to further diversify the cargo transported by our fleet.

TORM's MR fleet is presently capable of carrying both petroleum products and chemicals. In our fleet of 63 MR vessels capable of carrying these cargoes, we currently have six parcel tanker types fully capable of methanol carriage, and 14 regular MR vessels capable for methanol carriage. More vessels are being reviewed for suitability for additional higher chemical cargo carriage. This positions TORM to utilize increased demand for chemical transportation in the future.

Our LR2 vessels have the flexibility to enter into the Afra/crude markets when we see attractive opportunities in these markets. With a large presence in the LR2 vessel class, we have the optionality to switch between product and crude trades without losing scale within each market.





Our LR1 vessels have the possibility to shift between trades and can enter both the LR2 and MR trades. The LR1 vessels will for example enter MR trades for export out of the US Gulf and LR2 trades such as Arabian Gulf to Japan.

Our MR vessels can carry various cargoes, and TORM is exploring opportunities to expand its business by increasing the transportation of chemicals using its MR tanker fleet.



Greener Future With Zero Emissions

We strive to utilize our market position to lead the product tanker industry into a more environmentally friendly future and to develop new solutions for generations to come.

It is a priority for TORM to combat accelerating global climate change and to minimize pollution of the seas and the atmosphere. To contribute to these efforts, we focus on reducing CO_2 emissions. We do this with a structured approach and a commitment to optimizing performance in the short, medium, and long terms.

We believe that both decarbonization and general ESG agendas will be decisive factors for the future of the product tanker business. We also acknowledge that oil and refined oil products are essential resources for societies, and therefore, we want to distribute refined oil products as efficiently as possible with accessible means.

2030 and 2050 Targets

In 2024 and one year ahead of our declared goal, TORM achieved its 2025 CO_2 intensity reduction target of 40% compared to 2008 using IMO's defined methodology. This marks an important milestone for TORM's decarbonization journey. In comparison, IMO has set an industry-wide target of 40% CO_2 intensity reduction by 2030.

At TORM, our next CO_2 target is to reach a 45% CO_2 intensity reduction by 2030. For the long term, we have a target for net-zero CO_2 emissions by 2050. To support these goals, TORM's Management and organization have specific performance measures.

2030 and 2050 Energy Transition

To ensure that we will reach our ambitious 2030 and 2050 CO_2 intensity reduction targets, we have developed an energy transition plan assessing of how we reach them. The transition plan is integrated into the annual cycle and our budget process to ensure that the Senior Management Team and the Board of Directors focus on our progress and improving at the needed pace to reach our targets. The energy transition plan ahead of 2030 is based on concrete initiatives and known technologies. The path post-2030 towards 2050 is to a greater extent based on assumptions that must be in place to successfully reach our 2050 target, such as the introduction of zero emission vessels.

 Read more on TORM's ESG target on page 4

 Read more on TORM's Energy Transition Plan on page 63



Decarbonizing Shipping

2025 TARGET ✓
40% reduction in carbon intensity

2030 TARGET
45% reduction in carbon intensity

ZERO CO_2 emissions
2050 TARGET

Guided by Our Core Values

In 2024, TORM developed a new set of Core Values across the organization, introducing one set of shared values for all employees across the company.

We launched this update to create a new common set of values that resonates clearly with TORM employees. The Core Values are designed to be easily linked with the daily tasks and routines of employees.

The new Core Values were developed in a cross-organizational process over the course of several months. This process involved the Senior Management Team as well as the Board of Directors.

We chose these three values for TORM because they embody how we work together and do business, and they represent what we believe is needed to maintain and develop a high performing organization.


COMMITTED
ONE TORM
TO PEOPLE
We are committed to people, communities, and the environment
PURSUING
ONE TORM
INNOVATION
We are pursuing innovation to improve and excel
ALWAYS
ONE TORM
DELIVERING
We are always delivering results without compromising on safety and reliability

Superior Operating Platform

TORM's fleet is effectively managed on the in-house integrated operating platform known as One TORM. Operations are conducted jointly for the entire fleet to reap synergies across vessel classes.

One main purpose of our One TORM platform is to ensure that our fleet has the highest possible tradability. We believe that we do this best with integrated commercial and technical management, where people, vessels, and systems work together to benefit from all possible synergies.

In short, on the One TORM platform, the commercial, technical, sale and purchase, and support divisions all work towards common goals in a network-based organization with easy access to stakeholders supporting efficient decision-making. The One TORM platform will continue to optimize and improve while striving for best-in-class return on invested capital for the benefit of our shareholders.

This integration relies on a sophisticated data platform that prioritizes collaboration and transparency, focusing on data quality and consistency in our processes and deliverables. Our operating model also ensures our customers a clear and consistent understanding of what to expect from us. We believe the integrated One TORM platform enables better decision-making, leading to improved results for our shareholders and other key stakeholders, as decisions are always made with TORM's best interest in mind.

The integrated nature of TORM's operating platform provides transparency and clear alignment of Management and shareholder interests.

We also believe that our integrated business model creates a unique customer offering as it provides our customers with accountability and insights into safety and vessel performance. By across-the-fleet monitoring and information sharing, we constantly look to reduce the resources we spend, for the benefit of the environment and to lower costs. If a vessel does not operate optimally, we will know almost instantly.

In line with our strategic focus on safety, the One TORM platform features the One TORM Safety Culture program. The purpose of this program is to continuously strengthen TORM's safety culture beyond mere compliance, and it reflects the belief that profitability and safety need to go hand in hand.

One TORM Exemplified: Purchasing Second-hand Vessels

Our approach to acquiring second-hand vessels embodies the efficiency of the One TORM platform. When we integrate newly purchased second-hand vessels into our existing fleet, we have a holistic approach for screening vessel candidates and quickly boosting the vessel standard up to the same level as our current vessels.

At TORM, it is an ongoing process to assess the need and attractiveness of renewing and expanding our fleet. We perform a vessel screening to determine potential vessel candidates, and later in the process, we conduct thorough inspections of the vessels to determine their quality and standard. This process is a collaborative effort with input from our commercial, technical, and financial employees, and we focus on serving the interests of our customers, shareholders, and other key stakeholders.

When we take delivery of our new second-hand vessels into our fleet, we have a structured program to quickly bring the vessels up to the same standard as our existing fleet. This program includes installing relevant technical equipment to improve energy efficiency, and improving their cosmetic appearance for better safety and vetting results, as well as implementing TORM's standard operational processes.

This program is a cross-functional task performed across multiple departments to assess which new technical equipment is needed on the vessels and when it would be optimal to install the equipment in upcoming dry-docking operations. This collaboration enables us to always have uniform vessel quality standards across our fleet, thus allowing us a competitive edge in the market and the ability to best serve our customers.

"

As a global company, we will adapt to the rapid changing environment, mitigate risks, and seize opportunities.

Risk Management

As a global company, we will adapt to a changing environment, mitigate risks, and seize opportunities. Systematically managing risk is key to creating and protecting value over the short, medium, and long terms to maintain a competitive advantage.

Risk Management Framework

We acknowledge that TORM faces a range of risks in doing business and that our success depends on identifying and balancing these risks, as well as deciding how to best manage and mitigate them. We believe that a strong risk management framework is vital to protect TORM.

On an annual basis, TORM conducts an Enterprise Risk Management (ERM) process, during which the critical risks facing TORM are identified, assessed, and discussed by the Senior Management Team at TORM and subsequently approved by the Risk Committee.

The objective for TORM and our shareholders is to be adequately rewarded for any desired risk tolerance level, and that the governance structure tailored to oversee the risk management activities is in place, so that risks are mitigated to the extent desired.

Governance

TORM's risk management approach emphasizes the accountability and oversight of management. The identified risk responsibility is assigned to the Senior Management Team member most suited to manage the risk. This person is required to continually monitor the risk, implement and maintain mitigating actions, evaluate, and report.

If the consequence of a risk exceeds the agreed risk tolerance, the Senior Management Team is required to assess if implementation of additional mitigating controls is possible and necessary until the desired risk level is achieved.

TORM's risk management framework acknowledges that unforeseen or "black swan events" occur in the maritime industry. Therefore, TORM accepts this type of risk and will have a plan or will diligently develop a plan in case such events materialize. The ability to react to and navigate an unpredictable future is managed in close collaboration between the Senior Management Team and the Risk Committee via agreed predefined accepted risk tolerance levels, which are reported on at regular meetings or, if needed, extraordinarily.

Risk Assessment Process

TORM's risk identification process stipulates that the risk department conducts risk interviews with heads of departments and Senior Management on an annual basis to identify principal and emerging risks. Identified risks are prioritized, challenged, and approved by the Senior Management Team as risk owners. This also includes the assessment of availability and effectiveness of mitigating actions taken to avoid or reduce the impact or occurrence of the underlying risks.

The risks are reassessed with the Risk Committee at least on a quarterly basis, and if specific events occur, they may require a reassessment. The identified risks in TORM are divided into top risks and watch list risks.

TORM's Risk Tolerance and Main Risk Exposure

The Senior Management Team and the Risk Committee discuss and decide on TORM's risk tolerance to principal and emerging risk exposures. TORM's risk tolerance and inherited exposure risks are divided into five main categories and emerging risks:

- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks
- Emerging risks

TORM's General Risk Tolerance Per Group of Risk Categories:

Industry and Market Risks
TORM accepts taking calculated risks, where the expected return outweighs the evaluated risk exposure.

Operational, Compliance, and IT Risks
TORM is risk adverse regarding operational, compliance, and IT risks. In essence, TORM will seek to mitigate any such risks to a meaningful minimum level.

Financial Risks
TORM is risk adverse regarding financial risks. In essence, TORM will seek to mitigate any such risks to a meaningful minimum level.

TORM's top risks measured on likelihood and consequence are listed below and displayed on the heat map.

Emerging Risks and Climate Related Risks
TORM's long terms risks are viewed as directly related to climate change.

 Emerging risks and climate related risks are described in detail in our Sustainability Statement in the E1 climate change section on page 62

Development Compared to Last Year
The Risk Committee and the Senior Management Team have carried out a robust assessment, under the Corporate Governance Code, of the principal and emerging risks which TORM faces, including those that would threaten our business model, future performance, solvency or liquidity, and reputation.

 A detailed description of each of the top risks is available on pages 20-21

Below, we focus on the development of these risks.

Industry and Market Risks
TORM's market risk exposure remains high, and we are exposed to potentially adverse market conditions on freight, bunkers, and vessel values. The residual risk level, post mitigations, is considered manageable due to a strong capital structure and our liquidity readiness while continually assessing the market fundamentals and mitigating factors.

The risks are deemed to have increased compared to last year due to the increased volatility in the freight market due to geopolitical events influencing tanker utilization rates. This is expected to continue at a high level in 2025. The average freight rate level is expected to be strong.

Operational Risks
Oil major approval risk is considered to be at a low level due to continuous focus and efficient controls.

In the event that TORM becomes involved in an environmental disaster, this would severely damage our business and reputation. It is considered highly unlikely that



TOP RISK HEAT MAP
TORM TOP RISKS WITHIN THE COMING 12 MONTHS – POST-MITIGATION ACTIVITIES

● 2025   ● 2024   ● UNCHANGED

A. TANKER FREIGHT RATES B. BUNKER PRICE C. ASSET MANAGEMENT D. OIL MAJOR APPROVAL E. SEVERE VESSEL ACCIDENT
F. MARITIME SAFETY THREATS G. LEGAL COMPLIANCE H. CYBER-RISK I. LIQUIDITY RISK

a vessel accident with severe oil pollution would occur. In the unlikely event, we would most likely be covered by insurance.

Events such as piracy and terrorism could result in kidnapping or injury to seafarers or vessel damage. Attacks by Houthi rebels on vessels in the Bab-el-Mandeb Strait, a narrow passage connecting the Red Sea to the Arabian Sea, have caused significant disruptions to shipping traffic. The Red Sea is a crucial trade route for global commerce, connecting Asia and Africa with Europe. TORM decided to temporarily put a halt to transit of the strait of Bab-el-Mandeb in Red Sea. We deem that the risk of maritime safety threats remains unchanged relative to last year. The risk has reduced in other regions and the East African region has been removed as an "area of unrest" by the Baltic International Maritime Council (BIMCO), OCIMF, and other shipping bodies.

Compliance and Cyber Risks

Due to the Russian invasion of Ukraine, sanctions have increased. The likelihood of violating sanctions is deemed minor and manageable due to TORM not trading Russian customers along with mitigating activities, which involve training of personnel as well as digital and automized sanction screening systems.

Cyber risks include the risk of system unavailability and data loss due to cyber attacks. Oil and gas and associated infrastructure industries are expected to be targeted by actors including Russia. TORM assesses that the risk of cyber activism has increased from "possible" to "likely", which is in line with the Danish Centre for Cyber Security's assessment of the risk level. The likelihood of Russian cyber attacks is increasing as the Ukraine conflict evolves into an extended war of attrition. Critical government and private sector networks as well as infrastructure across the globe are vulnerable to hacking and spying.

Financial Risks

TORM's financial gearing, liquidity buffer, and break-even levels have maintained the liquidity risk at an acceptable level. Considering the high value generation and current mitigation activities, the breach of covenants is considered unlikely.

 Read more about mandates and sensitivity analysis of the various risks in Note 25 on page 239

TORM's Risk Tolerance

The Senior Management Team and the Risk Committee decide TORM's risk tolerance to principal risk exposures.

Risk Tolerance Conclusion

In TORM's 2024 risk assessment, it was concluded that there is an appropriate level between risk tolerance and net severity for TORM's top risks. Severe vessel accidents, such as an oil spill or damage to our vessels, are deemed outside the risk tolerance; however, this is the same methodology used in previous years' enterprise risk management evaluation. TORM accepts that some risks cannot be fully mitigated due to the nature of these risks.

Description of Top Risks

	Industry and Market Risks			Operational Risks		
	A Tanker Freight Rates	**B** Bunker Price	**C** Asset Management	**D** Oil Major Approval	**E** Severe Vessel Accident	**F** Maritime Safety Threats
Risk	Sustained low tanker freight rates or inability to predict and respond timely and accurately to freight rate developments.	Unexpected bunker price increases not covered by corresponding freight rate increases.	Unexpected value depreciation of vessels. The most exposed vessels are older vessels due to new legislation driven by the climate change agenda.	A sudden and unexpected breach in quality requirements of a single vessel or continuous decrease in quality across the fleet.	A severe vessel accident such as an environmental disaster or material damage or personal injury.	A maritime venture has inherent hazards. Events such as piracy and terrorism are considered main security risks.
Potential Impact	TORM's profitability would be negatively impacted in case of a distressed product tanker market.	Vulnerability to a sustained increase in the bunker price and pass-through to charterers may not have an immediate effect, meaning that TORM may temporarily bear the full effect of price increases.	A decline in TORM's net asset value, which could lead to a requirement from banks to provide additional security. TORM would also be exposed to cyclical asset prices and assets contracted at too high prices.	The risk of a partial ban of the TORM tanker fleet by one or more oil majors.	TORM's involvement in an environmental disaster would damage TORM's reputation and impair its tradability with oil majors.	Events such as piracy and terrorism could result in kidnapping of or injury to seafarers or vessel damage.
Mitigating Activities	TORM's spot-oriented strategy limits possible mitigation. Unleveraging is considered when terms and pricing are deemed attractive hereunder with time charter-outs and FFA coverage.	In general, TORM does not hedge future bunker expenses. In the case that freight income is fixed, TORM does hedge future bunker exposures.	With a conservative capital structure, focus on conservative loan-to-value and a close view of the market, TORM maintains flexibility and an ability to act in the asset market.	TORM's integrated platform with in-house safety and technical and operational staff secures continued focus on quality and high vetting standards.	Disaster recovery plans for emergency situations are in place as well as an ongoing safety resilience program to enhance safety culture, including officers being trained as "safety ambassadors".	TORM's internal Trading Restrictions Committee has oversight of security threats and decides how best to avoid and mitigate the risk. TORM follows all industry best practices and has procedures in place in case of an incident.

Description of Top Risks

	Compliance and IT Security Risks		Financial Risks
	G Legal Compliance	**H** Cyber Security	**I** Liquidity Risk
Risk	Legal or policy non-compliance or ethical misconduct. The risk consists of competition law, corruption, fraud, and sanctions.	System unavailability and data loss due to cyber attacks caused by increasing interconnectivity and severe external threat of cyber crime are driving higher frequency and severity of incidents.	Liquidity risk is driven by financial gearing, liquidity reserve, distribution policy, maintenance requirements, fleet employment strategy, and required vessel investments.
Potential Impact	TORM's inability to comply with rules and regulations could lead to penalties, reputational damage, or the inability to operate in key markets.	Business interruption and disruption to trading resulting in loss of business or theft of money.	Sustained low freight rates or another unforeseen adverse development could jeopardize liquidity, lead to covenant breaches, and hence inflict costs and lack of operational maneuverability.
Mitigating Activities	Compliance and awareness training is mandatory for all employees. In connection with sanctions, a know-your-customer screening system has been implemented.	Business continuity plans have been implemented covering the entire group. The plans include assessment and contingency of critical systems in case of business interruption. Implementation of group-wide IT security policy and IT risk management policy. The policy ensures continuous focus on capacity to detect and react to cyber attacks.	Conservative financial leverage guided by short and long-term cash flow forecasting with stress-testing of critical assumptions. Constantly maintaining sufficient cash buffers and a tangible catalog of available liquidity-enhancing initiatives in alignment with our Distribution Policy.

Market Review

Geopolitical tensions kept product tanker freight rates elevated in the first half of 2024, while crude cannibalization negatively affected rates in the second half of the year.

Geopolitical Disruptions

During 2024, the product tanker market was strongly affected by the geopolitical conflict in the Middle East and the subsequent Houthi attacks against commercial vessels at the Bab al-Mandeb Strait. This led to a widespread rerouting of vessels away from the Red Sea to go around the Cape of Good Hope, increasing trade distances on top of the already longer trade routes as a result of sanctions against Russia, officially introduced in 2023.

Prior to disruption, around 12% of global clean petroleum product volumes transited the Suez Canal. By the end of the first quarter 2024, the number of product tankers transiting the Red Sea had fallen by 60%. Given the fact that around 45% of clean petroleum product volume carried on LR2s normally travels through the Suez Canal, the impact on trade rerouting was strongest on the LR2 segment. Elevated fleet utilization led to higher and volatile freight rates. Benchmark LR2 freight rates briefly touched above USD 100,000/day in late January/early February, a level not seen since the early days of the COVID-19 pandemic. Elevated LR2 earnings triggered a number of crude tankers to clean up and enter clean product transportation, which resulted in product tanker rates dropping from record high to more normalized levels in the second half of the year.

Global Oil Demand and Refinery Landscape

While geopolitical issues and market disruptions were the main drivers of the product tanker market in 2024, overall trade volumes also grew in 2024. This masked significant regional differences. The ramp-up of new refining capacity in the Middle East lifted the region's exports of clean petroleum products by 6% in 2024. Longer sailing distances for diesel flows from the East to West attracted barrels from the US. Combined with elevated refinery runs, this led to a 10% year-on-year increase in US Gulf clean petroleum product exports. This stood in stark contrast to exports from Russia, OECD Europe, and Far East, which all saw declines. While Russian refinery runs were negatively affected by Ukrainian drone attacks, Europe and Far East experienced refinery run cuts amid weak refinery margins.



Tanker Freight Rates in 2024
SOURCE: CLARKSONS

AVERAGE TCE IN USD/DAY

LR2 Ras Tanura - Chiba — LR1 Ras Tanura - Chiba — MR Average

CPP Trade by Routes in 2024 vs. 2023
SOURCE: KPLER

KB/D

Via Suez Canal — Via Cape of Good Hope — Other Routes

Crude Tanker Clean-Ups

As a reaction to two significant factors, a growing number of VLCC and Suezmax vessels cleaned their tanks to carry diesel from the East to the West Suez. These two factors include the aforementioned trade rerouting, which elevated clean tanker freight rates, and unusually weak earnings for very large crude carriers. As a result, the trend effectively offset the additional ton-miles generated by rerouting around the Cape of Good Hope during the third quarter of 2024.

While crude cannibalization declined in the fourth quarter, clean petroleum product trade from East to West decreased by over 40% from earlier levels. Partly, this was due to maintenance at the Saudi Arabian refineries at the Red Sea, but also reflected higher diesel volumes carried on large crude tankers during the third quarter. Lower trade volumes in the East of Suez market kept average product tanker freight rates lower for the rest of the year, despite strong activity in the US Gulf.

Overall, ton-miles related to clean petroleum product trade increased by 9% in 2024, but due to crude cannibalization, product tanker ton-miles increased less, by 6%.

Middle East/India CPP Exports

SOURCE: KPLER



CPP Ton-Miles in 2024 by Vessel Segment

SOURCE: KPLER



Financial Review 2024

Financial review for the year ended 31 December 2024.

Highlights

TORM navigated a challenging economic landscape in 2024 shaped by geopolitical tensions and evolving market dynamics. Despite these uncertainties, our adaptability and strategic focus allowed us to maintain operational excellence and capitalize on market opportunities. By leveraging our platform and disciplined approach, we delivered strong results and reinforced our position as a reliable and resilient leader in the product tanker industry.

Thus in 2024, TORM delivered time charter equivalent (TCE) earnings for the Tanker segment of USD 1,134.8m and Group EBITDA of USD 850.8m, meeting our most recent guidance provided to the financial market. The year was characterized by volatile freight rates, with fleet-wide rates ranging from USD/day 43,152 in the first quarter of the year to USD/day 25,775 in the last quarter of the year. As a result, our quarterly financial results closely reflect the fluctuations in freight rates.

In this dynamic market environment, we achieved TCE rates slightly lower relative to the prior year while increasing our number of earning days. This combination drove record-high earnings and enabled us to provide significant dividend distributions to our shareholders, underscoring our commitment to creating long-term value.

Additionally, we made further strides in strengthening our balance sheet. By issuing TORM's first bond and obtaining facilities for financing of vessels whilst maintaining disciplined financial management, reducing leverage, and optimizing our capital structure, we ensured TORM is well-positioned to navigate future market volatility.

Distribution

TORM's Board of Directors has on the date of this report approved an interim dividend for the fourth quarter of USD 0.60 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 58.4m. The distribution for the quarter is equivalent to 75% of net profit and reflects the Distribution Policy. The payment date is 02 April 2025 to all shareholders on record as of 20 March 2025, and the ex-dividend date is 19 March 2025 for the shares listed on Nasdaq OMX Copenhagen and 20 March 2025 for the shares listed on Nasdaq New York.

The dividend payment will not be recognized as a liability and there are no tax consequences.

Key developments for the Tanker segment

USDm	2024	2023	Change
Income statement			
Revenue	1,544.0	1,491.4	52.6
Port expenses, bunkers, and commissions	-409.2	-407.6	-1.6
Time charter equivalent (TCE)	1,134.8	1,083.8	51.0
Operating expenses	-245.6	-216.4	-29.2
Administrative expenses	-87.9	-76.5	-11.4
Net profit/(loss) for the year	614.1	648.9	-34.8
Balance sheet			
Vessels, capitalized dry-docking and prepayments on vessels	2,843.9	2,167.7	676.2
Total assets	3,456.0	2,853.4	602.6
Borrowings, current and non-current	1,224.3	1,053.7	170.6
Total liabilities	1,383.1	1,192.1	191.0
Key figures			
TCE per day (USD)	36,061	37,124	-1,063
OPEX per day (USD)	7,477	7,069	408

Income Statement

TCE

In 2024, we saw a decrease in the average TCE rate/day for the Tanker segment of 2.9% from USD 37,124 in 2023 to USD 36,061 in 2024. This decrease was a result of several factors including the crude cannibalization and maintenance at Saudi Arabian refineries at the Red Sea, mainly during the second half of the year.

Revenue for the Tanker segment for the year 2024 increased by USD 52.6m to USD 1,544.0m compared to 2023, corresponding to a 3.5% increase. The increase in revenue was primarily a result of a net addition of 12 vessels to the fleet, increasing earning days in 2024 with 2,135 days equivalent to 7.3% compared to 2023. This impact more than offsets the adverse impacts that the factors earlier described had on the TCE rate/day. Consequently, in 2024, we recorded the highest revenue in TORM's history.

Port expenses, bunkers, and commissions for the Tanker segment were USD 409.2m in 2024, an increase of USD 1.6m compared to USD 407.6m in 2023. The increase can primarily be attributed to a decrease in realized gains of USD 21.2m partly offset by an increase in unrealized gains of USD 5.2m on derivative financial instruments regarding freight and bunkers. The fair value of the contracts was positive with USD 8.1m as of 31 December 2024. Additionally, bunker costs and the introduction of EU emission allowances in 2024 contribute a total of USD 10.7m in increased expenses compared to 2023. The net increase of the aforementioned items is mainly offset by reduced port expenses of USD 23.9m.

Change in Time Charter Equivalent Earnings in the Tanker Fleet

USDm	MR	LR1	LR2	Total
Time charter equivalent earnings 2023	708.4	161.2	214.2	1,083.8
Change in number of earning days	18.9	-29.0	113.0	102.9
Change in freight rates	-35.9	-1.2	-19.9	-57.0
Other	-2.2	-0.9	8.2	5.1
Time charter equivalent earnings 2024	**689.2**	**130.1**	**315.5**	**1,134.8**



Earnings Data

USDm	2023 Full year	2024 Q1	Q2	Q3	Q4	Full year	% change Full year
LR2 vessels							
Available earning days [1]	4,490	1,475	1,809	1,764	1,811	6,859	53%
Spot rates [2]	47,860	59,792	55,264	40,906	28,915	45,752	-4%
TCE per earning day [3]	47,718	54,443	51,907	41,064	34,444	45,053	-6%
LR1 vessels							
Available earning days [1]	4,307	891	909	892	839	3,531	-18%
Spot rates [2]	33,553	47,985	46,019	32,139	23,039	37,557	12%
TCE per earning day [3]	37,326	48,583	42,338	33,749	22,421	37,014	-1%
MR vessels							
Available earning days [1]	20,355	5,331	5,031	5,132	5,403	20,897	3%
Spot rates [2]	34,583	39,972	39,500	31,275	22,585	33,563	-3%
TCE per earning day [3]	34,745	39,121	38,465	31,193	23,389	32,948	-5%
Total							
Available earning days [1]	29,152	7,697	7,749	7,788	8,053	31,287	7%
Spot rates [2]	36,430	44,274	43,456	32,966	23,895	36,303	-0%
TCE per earning day [3]	37,124	43,152	42,057	33,722	25,775	36,061	-3%

1) Total available earning days = Total calendar days less off-hire days.

2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.

3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 276 to 282.

Operation of Vessels

The development in operating expenses (OPEX) for the Tanker segment is summarized in the table on this page. The table also summarizes the operating days and the reconciliation to available earning days for TORM's fleet (including both owned vessels and vessels financed via bareboat charters in sale and leaseback arrangements).

OPEX for the Tanker segment increased by USD 29.2m to USD 245.6m in 2024 compared to USD 216.4m in 2023. This was due to 2,250 additional operating days compared to 2023 and increased operating expenses per day of 5.8% stemming from general price increases combined with costs related to recently acquired secondhand vessels.

The total fleet of owned vessels had 1,568 off-hire and dry-docking days, corresponding to 4.8% of operating days in 2024. This compares to 1,453 off-hire and dry-docking days in 2023 or 4.7% of operating days. The relative share of operating days is on par with the share in 2023, however, generally higher than in years prior to 2023. This is driven by newly acquired vessels entering dry docking shortly after takeover.

Administrative Expenses

In 2024, administrative expenses for the Tanker segment increased by USD 11.4m to USD 87.9m compared to 2023. The primary factor was the full year impact in 2024 of the additional extraordinary retention program granted to the Executive Director and certain employees as announced on 29 March 2023. Increase in share based payment expense was USD 7.3m compared to 2023.

Change in Operating Expenses

USDm	MR	LR1	LR2	Total
Operating expenses 2023	150.0	32.0	34.4	216.4
Change in operating days	4.0	-6.1	18.7	16.6
Change in operating expenses per day	9.1	1.0	2.5	12.6
Operating expenses 2024	163.1	26.9	55.6	245.6

Change in Operating Days

Days	MR	LR1	LR2	Total
Operating days in 2023	21,347	4,551	4,707	30,605
Change in operating days	567	-874	2,557	2,250
Operating days in 2024	21,914	3,677	7,264	32,855
Offhire	-431	-105	-126	-662
Dry-docking	-586	-41	-279	-906
Available earning days 2024	20,897	3,531	6,859	31,287

Change in Operating Expenses Per Day

USD/day	MR	LR1	LR2	Total
Operating expenses per operating day in 2023	7,028	7,021	7,298	7,069
Operating expenses per operating day in 2024	7,445	7,310	7,659	7,477
Change in the operating expenses per operating day in %	6%	4%	5%	6%

Balance Sheet

Assets

TORM's total assets for the Group increased by USD 599.5m to USD 3,469.6m as of 31 December 2024, mainly driven by an increase of the total assets for the Tanker segment from USD 602.6m to USD 3,456.0m. The growth in the Tanker segment was primarily driven by an increase in vessels and capitalized dry-docking, including prepayments on vessels, of USD 676.2m as a result of increased vessel acquisition activities during 2024. The development is mainly offset by a decrease in assets held for sale of USD 47.2m and trade receivables of USD 27.1m.

As of 31 December 2024, the carrying amount of vessels, capitalized dry-docking, and prepayments on vessels in the Tanker segment amounted to USD 2,843.9m compared to USD 2,167.7m at end 2023. This increase was due to the delivery of 19 vessels including capitalized dry-docking of USD 910.0m. The increase was offset by the divestment including delivery to new owners of 7 older vessels of USD 47.0m and depreciation of USD 186.7m.

Based on the average broker valuations from two internationally recognized shipbrokers, TORM's fleet on water had a market value of USD 3,582.9m as of 31 December 2024, 26.0% above carrying value.

Assessment of Impairment of Assets

For impairment purposes for the Group, the Management performed reviews of impairment indicators at every quarter-end during 2024. Indicators of impairment for the Main Fleet CGU include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization. The Audit Committee evaluated each impairment indicator assessment and prepared a recommendation to the Board of Directors on whether to conduct an impairment test of the carrying value of the Main Fleet CGU. During 2024, no recommendation to conduct an impairment test was made. As mentioned earlier, at year-end 2024, vessel values from brokers were significantly above the carrying value of the vessels in the Main Fleet CGU, supporting the conclusion by the Management to not determine the recoverable amount.

For the Marine Engineering CGU, the year-end impairment test did not identify any impairments. Please refer to Note 12 for additional details of the impairment assessments.

Equity

In 2024, total equity for the Group increased by USD 408.8m to USD 2,074.8m. The increase was primarily driven by a capital increase of USD 331.7m due to the issuance of new shares in connection with several partly share-based financed vessel acquisitions during 2024. Additionally, the increase was positively impacted by the net profit for the year of USD 611.5m offset by dividends paid of USD 553.3m.

Liabilities

TORM's total liabilities for the Group increased by USD 190.7m to USD 1,394.8m as of 31 December 2024, mainly driven by an increase of the total liabilities for the Tanker segment of USD 191.0m to USD 1,383.1m. The development is primarily due to an increase in current and non-current borrowings of USD 170.6m to USD 1,224.3m, which stem from increased net vessel acquisitions during 2024.



Liquidity and Cash Flow

The TORM Group liquidity position by the end of 2024 was USD 614.8m (2023: USD 638.1m) including restricted cash of USD 19.3m (2023: USD 30.1m) and undrawn credit facilities of USD 323.6m (2023: USD 342.5m).

In January 2024, TORM announced the pricing of USD 200m, five-year senior unsecured bonds. The net proceeds from the bonds issue was partly used to finance some of the acquired vessels in 2023, delivered in 2024. The bonds were successfully listed on the Oslo Stock Exchange in June 2024.

As of 31 December 2024, the TORM Group had CAPEX commitments of USD 23.0m primarily related to scrubber installations and Flettner rotors also known as rotor sails.

Net cash flow from operating activities was USD 826.8m (2023: USD 805.0m). The increase was primarily driven by an increase in TCE compared to 2023.

Net cash flow from investing activities was USD -442.1m (2023: USD -370.6m). The development was primarily a result of the delivery of 19 vessels during 2024 (compared to 12 vessel deliveries in 2023) with an impact of USD -72.7m. Further, the development was supported by decreased proceeds from vessel sales in 2024 compared to 2023 of USD -35.8m, offset by a USD 37.5m higher net cash flow from restricted cash compared to 2023.

Net cash flow from financing activities was USD -378.3m (2023: USD -489.4m). The change in cash flow is mainly a result of lower repayments on borrowings and lower dividend payments of USD 329.1m and USD 33.1m, respectively. The development is offset by reduced proceeds from borrowings of USD -257.0m compared to 2023.

Cash Flow for the Group

USDm	2024	2023	Change
Net cash flow from operating activities	826.8	805.0	21.8
Net cash flow from investing activities	-442.1	-370.6	-71.5
Net cash flow from financing activities	-378.3	-489.4	111.1
Net cash flow from operating, investing and financing activities	**6.4**	**-55.0**	**61.4**



Primary Factors Affecting the Results of Operations

TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using TORM's tanker vessels. Our focus is on maintaining a high-quality fleet and high tradability, and we actively manage the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters.

TORM believes that the important measures for analyzing trends in the results of our tanker operations comprise the following elements.

Time Charter Equivalent (TCE) Earnings Per Available Earning Day

TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses, which are unique to a particular voyage, and which would otherwise be paid by a charterer under a time charter, as well as commissions, freight, and bunker derivatives.

TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while the shipowner pays these expenses under voyage charter contracts. A charterer has the choice of entering a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice because TORM primarily bases its financial decisions on expected TCE rates rather than expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

Spot Charter Rates

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal, and bunker costs.

Spot charter rates are volatile and fluctuate on a seasonal and a year-to-year basis. Fluctuations derive from imbalances in the availability of cargo for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue which is less predictable but can potentially enable TORM to capture increased profit margins during periods of improvements in tanker freight rates.

Time Charter Rates

A time charter is generally a contract to charter a vessel for a fixed period at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal, and bunker costs. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions.

Available Earning Days

Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning that the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required because charter hire is only paid on earning days and not for off-hire days or days in dry-dock.

Operating Days

Operating days are the total number of available days in a period with respect to the owned and leased vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement which is only applicable to owned vessels, not to the time chartered-in vessels.

Operating Expenses Per Operating Day

Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), the cost of insurance, and other expenses on a per-operating-day basis. Operating expenses are only paid for owned vessels.

Going Concern

As of 31 December 2024, TORM's available liquidity including undrawn and committed facilities was USD 615m, including a total cash position of USD 291m (including cash held for dividend payment and restricted cash of USD 19m). TORM's net interest-bearing debt was USD 948m, and the net debt loan-to-value ratio was 26.8% (Tanker segment only and before dividend payment related to Q4 2024). Further information on TORM's objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 24 to the financial statements.

TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements.

A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risk following Russia's invasion of Ukraine in February 2022, while the conflicts in the Middle East are expected to have a lessor impact on the product tanker market. While the changed geopolitical landscape initially supported market dynamics, crude cannibalization significantly reduced the net positive effect in the second half of 2024. TORM's base case assumes that these dynamics will persist, albeit with a lower estimated impact on the product tanker market and consequently with freight rates and vessel values materializing below 2024 levels. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

The principal risks and uncertainties facing TORM are set out on pages 17 to 21

In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities' minimum security values in the period. In the reverse stress case, with TCE rates are slightly below the lowest rolling four-quarter average since 2000 on a per vessel class basis and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2026. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 31 March 2026. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

Long-Term Viability Statement

In accordance with provision 31 of the UK Corporate Governance Code, the Board of Directors confirms that they have a reasonable expectation that TORM will continue in operation and meet its liabilities as they fall due for the three-year period ending 31 December 2027. This period has been selected for the following reasons:

- The general volatility and uncertainty in the product tanker market leads to a significant increase in the degree of judgement and uncertainty beyond a three-year period
- Three years are generally in line with the forecast horizon for external equity analysts covering the shipping sector

The assessment of the Board of Directors has been made with reference to TORM's current financial position and prospects. The assessment of financial performance and cash flows is primarily dependent on the expectations for:

- Demand-supply picture in the product tanker sector including the expected vessel values and freight rates achieved by TORM, which in addition also covers the outlook related to the geopolitical situations and climate change developments
- Development of the fleet
- Operating and administrative expenses
- Capital expenditures covering vessel purchases and maintenance of the existing fleet including installation of scrubbers and fuel efficiency equipment
- Changes in interest rates

The expected financial performance and cash flows are based on the same underlying assumptions as used in TORM's general financial planning. The operating and administrative cost levels are on similar levels as TORM's historical performance, and freight rates are assumed to remain at strong and profitable levels, however, with a decreasing trend compared to 2024 levels. Vessel values used in forecasting comply with financial covenants and are based on the latest market valuations from two independent, recognized shipbrokers. The expected outlook has then been subject to a reverse stress case over the three-year period, to assess the long-term viability. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities' minimum security values in the period. In the reverse stress case, with TCE rates slightly below the lowest rolling four-quarter average since 2000 on a per vessel class basis and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the viability period.

TORM's freight rate assumptions as per the going concern assessment continue throughout the viability period and have further sensitized the vessel values downward over the period to reflect a continued downturn. Should the product tanker market (in terms of either freight rates or vessel values) materialize significantly below TORM's expectations for a prolonged period, there is a risk of a covenant breach after the going concern period, which would require mitigating actions, including cost savings, sale of vessels, or increased leverage which are considered within Management's control and achievable. In such a scenario, Management would also consider obtaining appropriate waivers and although they would be confident of obtaining them, these are not within Management's control.

The Board of Directors monitors if TORM is moving towards a covenant breach in order to incorporate any mitigating actions in due course on an ongoing basis. Based on the sensitivity analysis, the Board of Directors does not currently expect that TORM will breach its financial covenants or experience a liquidity shortfall over the three-year forecast period.

The Board of Directors has also considered the long-term prospects of TORM beyond the three-year forecast viability horizon. In doing so, the Board of Directors has taken the long-term risks and opportunities for TORM discussed elsewhere in the strategic report and the potential impact of economic volatility, climate change agenda, new regulations, technological disruption, current geopolitical situation and general changes in the utilization of energy sources into consideration. Based on this assessment and taking the current capital structure and TORM's operational platform into account, the Board of Directors believes that TORM is well positioned both to respond to these risks and to take advantage of any positive market developments for a period beyond the three-year forecast horizon.

On behalf of TORM plc

Kim Balle
Chief Financial Officer
TORM A/S
06 March 2025

Market Drivers and Outlook

The product tanker market continues to benefit from longer trade distances amid geopolitical disruptions, although uncertainty increases. At the same time, newbuilding deliveries increase.

Tonnage Demand

Ton-mile growth in the next couple of years will be driven by trends in oil demand, changes in the refinery landscape, and more importantly, by the developments in the geopolitical situation in the Middle East and Europe.

Geopolitics continue to drive the product tanker market in 2025, although some changes in the current geopolitical conflicts can potentially occur with the new Trump administration in the US, increasing efforts to bring the parties to the negotiation table. Nevertheless, any changes to the current shipping disruptions will likely be gradual and conditional. As such, the market continues to be influenced by geopolitics, while the recent changes in trade flows towards longer distances would at least partly remain. There can be no certainty that these geopolitical conditions will continue or if they might expand or change in other unanticipated ways.

Changes in the Refinery Landscape

After a wave of new export-oriented refining capacity additions in the Middle East over recent years, much of the refining capacity being added in 2025 will occur in the Atlantic basin and will potentially be import-reducing. While the Dangote refinery in Nigeria is in the process of ramping up runs and gasoline production units, a number of older refineries in the country, which have been closed for years, are reopening in order to reduce dependence on imported fuels. Similarly, Doc Bocas refinery in Mexico is ramping up,

potentially leading to lower gasoline import needs in Mexico.

At the same time, a number of refineries will close down during 2025 in Europe and on the US West Coast, which is likely to lead to higher import needs, given the position of these regions as fuel net importers. Three refineries will be closed down in Germany and the UK in 2025, accounting for a combined 4.5% of North West Europe and 2.5% of total Europe's current refinery capacity. On the US West Coast, refining capacity will decline by 6%.

Closure of the Lyondell Basell refinery in the US Gulf, which accounts for almost 3% of the region's refining capacity, is likely to lead to less exports from the region. On the other hand, this might reinforce higher flows from the Middle East on trade routes affected by the Red Sea disruption (to Europe), hence boosting ton-miles.

Crude Tanker Cannibalization

While crude cannibalization remains a downside risk factor for the product tanker market, some positive spill-over effects from the crude tanker market can be expected. One of them is a potential tightening of sanctions against Iran, as a result of a tougher stance on Iran by the Trump administration. This will potentially lead to higher demand for non-sanctioned crude tonnage, tightening crude tanker fleet utilization. This comes on top of the latest tightening of US sanctions against Russia, which resulted in a large number of especially crude tankers being sanctioned in early 2025. Further to this, a higher crude production growth in the Atlantic basin is expected in 2025, which is likely to positively contribute to the ton-mile demand for crude tankers. At the same time, crude tanker deliveries remain stable at low levels throughout 2025.

Tonnage Supply

Following yearly fleet growth of 2% in the past three years, product tanker fleet net capacity is expected to grow at twice the pace during 2025-2027, before lower newbuilding deliveries and higher scrapping activity taper fleet growth for the remainder of the decade.

In 2024, 69 newbuilt product tankers entered the fleet, comprising 4.4m dwt. This was the lowest level of newbuilding deliveries for more than two decades. The high freight rate environment discouraged recycling activity, with only four vessels leaving the market for scrapyards. Meanwhile, newbuilding ordering activity gained momentum, reaching the highest level since 2006 (375 vessels or 23.5m dwt to be delivered in 2026-2028). While the majority of newbuilding interest in the previous year was concentrated in the LR2 and MR vessel classes, all vessel sizes saw active ordering activity in 2024.

The order book for the total product tanker segment in terms of capacity stood at 23% at the end of 2024 (covering 2025-2028 deliveries). This masked a large difference per size class. While the order book in the LR2 vessel class comprised 39% of the existing fleet, the figure was lower at 17% for LR1s and for MRs.

However, the average age of the product tanker fleet is currently the highest in two decades, with 15% of the current fleet capacity being older than 20 years. As such, these vessels are natural candidates for scrapping over the next five years.

The large LR2 order book must also be viewed in combination with the uncoated Aframax order book, which stood at only 6%, resulting in a 20% order book for the combined LR2/Aframax vessel classes. At the same time, uncoated Aframaxes have a large recycling potential with 25% of the fleet above 20 years of age. This results in a combined LR2/Aframax fleet above 20 years of 18%, only slightly below the combined order book of 20%.

Given already high order book and shipyards' preference for other vessel segments, TORM expects the newbuilding ordering activity to come down from current levels and remain relatively limited in the next couple of years. This will translate into significantly lower fleet growth from 2028 onward. Together with a higher share of the fleet reaching natural scrapping age, this could lead to negative net fleet growth towards the end of the decade.

Increasing but still manageable tonnage supply growth is combined with the continuation of key positive demand side drivers, although some of the drivers may turn less supportive. Even though downside risks on the product tanker market have increased, TORM believes that freight rate levels remain strong in the historical context. However, market volatility is expected to remain not least due to the continued unpredictable geopolitical instability.

Global product tanker fleet and order book

Vessel classes	Fleet 31.12.2023	Delivered in 2024	Scrapped in 2024	Fleet 31.12.2024	Order book for 2025-2028	2025-2028 Order book as % of end 2024 fleet
LR2	436	20	0	456	180	39 %
LR1	376	0	0	376	64	17 %
MR	1,895	35	1	1,929	333	17 %
Handysize	790	14	3	801	121	15 %
Total	**3,497**	**69**	**4**	**3,562**	**698**	**20 %**

Financial Outlook 2025

Financial Outlook

At TORM, we develop our annual guidance by closely monitoring and reporting key metrics such as TCE, covered days, and EBITDA sensitivity to freight rate fluctuations.

Freight rates in the product tanker market, which can be highly volatile, are the primary driver of our financial results. We anticipate maintaining relatively stable OPEX on a per-vessel-day basis, with administrative costs expected to remain consistent with 2024 levels. In 2024, our EBITDA break-even TCE rate was approximately USD 10,600 per day excluding profits from vessel sales.

Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important macroeconomic factors affecting our TCE earnings are expected to be:

- Geopolitical conflicts including the war between Russia and Ukraine and the conflicts in the Middle East region
- Global economic growth or recession, consumption of refined oil products, and inflationary pressure
- Location of closing and opening refineries and temporary shutdowns due to maintenance
- Oil price development
- Oil trading activity and developments in ton-mile
- Bunker price developments
- Global fleet growth and newbuilding ordering activity
- Potential difficulties of major business partners

- One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

For the full-year 2025, TCE earnings are expected to be in the range of USD 650 - 950m (2024: USD 1,135m), and EBITDA is expected to be in the range of USD 350 – 650m (2024: USD 851m) based on the current fleet size. Please refer to page 282 for a definition of TCE earnings.

As of 03 March 2025, TORM had covered 27% of the 2025 full-year earning days at USD/day 28,916. Hence, 73% of the 2025 full-year earning days are subject to change.

Thus as 24,189 earning days in 2025 are unfixed as of 03 March 2025, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 24m.

Also as of 03 March 2025, 84% of the Q1 2025 earning days were covered at USD/day 26,612. For the individual vessel classes, the Q1 2025 coverage was 92% at USD/day 32,397 for LR2, 81% at USD/day 23,540 for LR1 and 81% at USD/day 24,870 for MR.

Disclaimer on Financial Outlook

The purpose of this Financial Outlook for 2025 is to comply with reporting requirements for companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2025, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 196, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2025 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require us to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible material adjustments to the financial outlook for 2025.

Coverage 2025-2027

Total earning days and covered days in TORM as of 03 March 2025.

The coverage tables below include both the physical fleet and FFA contracts.

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries.Total earning days are defined as total calendar days less off-hire days.

Coverage

	2025	2026	2027
Total earning days			
LR2	7,505	7,521	7,419
LR1	3,577	3,626	3,565
MR	22,005	22,659	22,610
Total	**33,087**	**33,806**	**33,594**
Covered days			
LR2	3,155	365	146
LR1	732	—	—
MR	5,011	463	151
Total	**8,898**	**828**	**297**

	2025	2026	2027
Covered, %			
LR2	42 %	5 %	2 %
LR1	20 %	— %	— %
MR	23 %	2 %	1 %
Total	27 %	2 %	1 %
Coverage rates, USD/day			
LR2	35,550	41,961	41,961
LR1	23,537	—	—
MR	25,526	30,432	29,832
Total	**28,916**	**35,515**	**35,796**

TORM Fleet Development

Development in the fleet of owned and leased vessels.

By the end of December 2024, TORM had 94 owned and leased vessels in the LR2, LR1, and MR vessel classes.

The table shows recent developments in TORM's operating fleet. In addition to 70 owned product tankers, as of 31 December 2024, TORM had 24 vessels under sale-and-leaseback agreements with options to buy back the vessels.

To ensure the continued optimization and efficiency of our fleet, TORM will periodically purchase younger secondhand vessels while divesting older ones. This approach allows TORM to maintain a high-performing and environmentally friendly fleet that aligns with market demands and operational goals.

Thus, during the year, TORM has taken delivery of a total of nine 2010-12 built LR2 vessels and ten second-hand 2014-2015 built MR vessels.

In late December 2023, TORM sold two LR1 vessels (TORM Sofia and TORM Signe) as well as one MR vessel (TORM Loke) that were all delivered to new owners in the beginning of January 2024. Further, during 2024 TORM has divested an additional four older MR vessels (2005-built TORM Platte, TORM Helvig and TORM Republican and 2006-built TORM Eric), all of which were delivered to the new owners before the end of the year.

Fleet Development

	Q4 2023	Changes	Q1 2024	Changes	Q2 2024	Changes	Q3 2024	Changes	Q4 2024
Owned vessels									
LR2	6	7	13	2	15	—	15	—	15
LR1	5	-2	3	—	3	—	3	—	3
MR	47	1	48	-1	47	2	49	3	52
Total	**58**	**6**	**64**	**1**	**65**	**2**	**67**	**3**	**70**
Leaseback vessels									
LR2	6	—	6	—	6	—	6	—	6
LR1	7	—	7	—	7	—	7	—	7
MR	11	—	11	—	11	—	11	—	11
Total	**24**	**—**	**24**	**—**	**24**	**—**	**24**	**—**	**24**
Total fleet	**82**	**6**	**88**	**1**	**89**	**2**	**91**	**3**	**94**

Sustainability Statement

4

ESG
Targets

63

Transition Plan

55

Double
Materiality Matrix



60 Environment



103 Social



131 Governance

General

Advancing Sustainability Reporting with CSRD.

Starting in 2024, we are advancing our sustainability reporting, where transparency takes center stage and helps stakeholders understand our sustainability priorities.

Adhering to the Corporate Sustainability Reporting Directive (CSRD), we are reshaping how we share our vision for corporate responsibility. The CSRD provides a robust framework for reporting material impacts, risks, and opportunities related to environmental sustainability, social responsibility, and governance (ESG).

To address what matters most to our stakeholders, we began with a thorough assessment of material sustainability topics, identifying key areas where we impact our surroundings and where those impacts could affect us financially. The outcome, illustrated in our Double Materiality Matrix, served as the foundation for our strategy and reporting.

Recognizing the importance of moving beyond compliance, we went further, identifying where we can make a real difference and committing to action. In 2024, we introduced new ESG targets, building on our long-standing commitments to reducing CO_2 emissions, ensuring staff safety, and promoting gender equality in leadership.

Our new targets include specific emission reductions for absolute Scope 1, 2, and 3 GHG metrics, as well as tracking additional pollutants like SOx and NOx. We have also formalized our commitment to avoiding all oil spills, strengthening our environmental stewardship.

In social sustainability, we are now publishing new metrics to measure Port State Control performance and employee engagement, ensuring accountability for progress in these critical areas.

We are extending our safety monitoring setup to include dry dock workers, aiming to gain a deeper understanding of safety issues across the entire value chain and reinforcing our commitment to safety at every level.

On governance, we have set clear targets to reinforce zero tolerance for bribery and corruption while embedding ESG criteria into supply chain engagement. These actions demonstrate our aim to be industry leaders in responsible governance and ethical business practices.

Our focus remains on delivering safe, sustainable, and socially responsible operations. By setting ambitious goals, measuring progress consistently, and leveraging the economic benefits of sustainability, we are taking informed steps to toward a better, more sustainable future for all.

This Sustainability Statement marks a significant step forward, reflecting both the evolving regulatory landscape and our dedication to creating positive change.

Jacob Meldgaard, CEO / Executive Director



ESRS 2

General Disclosures

In this section, we provide general information that sets the scene for the disclosures of our Sustainability Statement. We describe our preparations and governance as well as the impacts, risks, and opportunities found in our materiality assessment. We have included in this section our Non-Financial and Sustainability Statement required by the Companies Act 2006 as well as our SASB disclosures.

General Disclosures

BP-1 General Basis for Preparation of the Sustainability Statement

Basis for TORM's Sustainability Statement

TORM's Sustainability Statement for the period 01 January 2024 to 31 December 2024 is adhering to the requirements in the EU's Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS) issued by the European Financial Reporting Advisory Group (EFRAG).

Scope of Consolidation

The consolidation of our data is guided by the same principles as our financial statements. This means that the consolidated, quantitative sustainability data covers the parent company TORM Plc and subsidiaries controlled by TORM Plc. Refer to Note 30 under the financial statements for an overview of entities included.

The Marine Engineering segment consists of the legal entities under the subsidiary Marine Exhaust Technology A/S. We also use MET to refer to Marine Exhaust Technology A/S and its legal entities.

Consolidation of all quantitative sustainability data follows the principles above, unless otherwise specified in the accounting policy.

Key Accounting Estimates and Judgements
We rely on assessments and estimates to report certain data points, such as Scope 3 emissions and our transition plan. These estimates and judgments are periodically reviewed based on our experience, advancements in sustainability reporting, and other factors. Any changes in estimates are reflected in the period in which they are updated.

Threshold for Restatements
For adjustments to sustainability data, we make a judgement as to whether we should restate numbers. We clearly indicate where we have restated data.

Scope Within Upstream and Downstream Value Chain

Our Double Materiality Assessment (DMA) and reporting cover TORM's upstream and downstream value chains as well as our material impacts, risks, and opportunities (IROs).

Omitted Information

The OPEX and CAPEX amounts required for the implementation of the energy transition plan described in E1-1 have not been disclosed (E1-3). This information is deemed sensitive because it could potentially negatively impact TORM's bargaining power and negotiating position related to purchasing and selling vessels.
No other information corresponding to intellectual property, know-how, or the results of innovation have been omitted from the Sustainability Statement.

TORM has opted to make use of the phase-in allowance in applicable situations.

BP-2 Disclosures in Relation to Specific Circumstances

We have structured our sustainability disclosure differently in the 2024 reporting period in order to be compliant with the CSRD and ESRS reporting requirements introduced in 2023.

What we previously called our Responsibility Report has been replaced by this Sustainability Statement, embedded into our general sustainability information in our annual reporting. Our Sustainability Statement includes our material impacts, risks, and opportunities, as well as the policies, actions, metrics, and targets established to manage them.

Previously, TORM disclosed information for the TCFD disclosure requirement. From 2024, the TCFD is not a UK requirement. The TCFD content is still reported but as part of the format of CSRD E1 Climate Change which also includes CFD. For 2024, the segment Marine Engineering is included where material.

The methodology for the AER reduction target and progress has been updated to adjust for vessels that have not been in the fleet for 12 months. For 2024, this change results in an AER reduction of 40.0%, which would have been an AER reduction of 40.1% if the entire fleet was included.

Reporting for Other Frameworks than the ESRS

Our Sustainability Statement also includes information that has been prepared in compliance with the following frameworks and legislation:

- §99a, §99c, §99d, §107a of the Danish Financial Statements Act for Environmental Section, Social Section, and Governance Section
- CFD (Climate-related Financial Disclosure) page 67-74
- SASB Marine Transportation page 58
- EU Taxonomy page 83
- Non-Financial and Sustainability Information Statement page 57

Updating Disclosures About Events After the End of the Reporting Period

Where relevant, some key information or material events occurring on or after 01 January 2025, and up until the publication date have been included in the Sustainability Statement.



Governance

GOV-1 **The Role of Administrative, Management, and Supervisory Bodies**

Please see section 'TORM's Governance Structure' on page 159-162 for an overview of the composition and diversity of the Board of Directors and administrative management and representation of employees and other workers.

TORM's Board of Directors holds the responsibility for sustainability matters, and they have delegated the authority to the Executive Director and the Audit Committee with regard to sustainability strategy and performance. The Risk Committee oversees disruption indicators related to clean petroleum products, including climate-related risks. The Board of Directors receives regular updates on sustainability from the Senior Management Team.

TORM's administrative, management, and supervisory bodies, particularly the Board of Directors, bring a breadth of governance experience from various industries through their roles on other boards, previous job experience, and sector knowledge. This experience provides valuable insights into best practices, including oversight and approval of ESG-related reporting. As this is TORM's first year of reporting on sustainability matters according to CSRD, the Board of Directors has further built on their expertise and their existing sufficient competences and will continue to seek out more learnings in this area.

To support this transition, an external consulting firm has been engaged to onboard the Board of Directors with focused guidance on sustainability-related issues and reporting requirements. This partnership ensures that Board members have access to specialized knowledge and resources, allowing TORM to effectively address sustainability impacts, risks, and opportunities in alignment with its strategic goals.

 For more details about TORM's Governance structure, see page 160

GOV-2 **Information Provided to and Sustainability Matters Addressed by Our Administrative, Management, and Supervisory Bodies**

Board of Directors
TORM's Board of Directors oversees sustainability at TORM. The Board of Directors considers the company's sustainability approach, our performance, and our material impacts, risks and opportunities each year. This is done through review and approval of the annual Sustainability Statement as part of the annual report.

Senior Management Team
The Senior Management Team is responsible for determining TORM's objectives, including how we monitor their progress. The Senior Management Team also oversees the governing policies that address our material impacts, risks, and opportunities. The entire Senior Management Team is updated on the progress of CSRD reporting. Closer involvement has been delegated to the Chief Financial Officer (CFO) and Head of Technical Division who are involved in the Governance Groups for all ESRS working groups in order to support close management oversight. The Executive Director reports to the Board of Directors on sustainability matters central to TORM's overall strategy and business model.

The Senior Management Team executes the sustainability strategy and also monitors material sustainability impacts, risks, and opportunities (IRO). This includes setting targets in relation to IROs, monitoring progress against these targets, and overseeing policies and actions to address or mitigate risks and negative or positive impacts. Examples of targets, policies and actions can be found on the next page.

Examples of Targets, Policies, and Actions

TORM's 2030 Carbon Reduction Target (Absolute and Intensity Reduction)

The Senior Management Team also approved our transition plan to achieve our 2030 target and our net-zero target by 2050. In addition, The Senior Management Team has reviewed and approved TORM's carbon intensity reduction target to be 45% by 2030.

LTAF Target

At TORM, we use LTAF to measure safety performance. For information on the LTAF measurement, please see the Accounting Policy for Social.

The Senior Management Team has reviewed and approved TORM's LTAF target to be ≤0.3 by 2030.

TORM prioritizes health and safety of our employees and contractors. As such, TORM works continuously to minimize our LTAF, which is also embedded in our One TORM KPIs, which form part of remuneration for all office-based permanent employees.

Target for SO_x, NO_x, and PM

The Senior Management Team has approved TORM's target to reduce SO_x, NO_x, PM2.5 and PM10 emissions by 8% by 2030 from all of TORM's operations, using 2024 as a baseline.

Anti-Bribery and Anti-Corruption Policy and Target Approval

Our policy is to keep all directors, officers, and employees, vessel-based, office-based, and production workers, fully informed of the contents of applicable bribery and corruption law to assist them in complying. The compliance system is intended to enable TORM to act in all relevant markets, without being exposed to business interruption or losses due to legal investigations or litigation which could affect us negatively.

TORM's Management has reviewed and approved TORM's updated anti-bribery and anti-corruption policy. In 2024, TORM's Management also approved a new target to have 100% of identified cases of corruption and/or bribery, including attempts, reported to the MACN.

 See more details about our anti-bribery and anti-corruption policy in the G1 section under G1-3

The Board of Directors also has committees with responsibilities for sustainability:

Risk Committee

The Risk Committee is responsible for the oversight of TORM's climate related risks. See more in the Risk Committee Report Section.

Audit Committee

The Audit Committee is responsible for oversight of the reporting process for the Sustainability Statement, controls, and data quality. Additionally, the Audit Committee is charged with risk assessment and management related to reporting, monitoring internal controls, and reviewing the double materiality assessment.

GOV-3 Integration of Sustainability-Related Performance in Incentive Schemes

TORM incorporates climate-related considerations and health and safety considerations into the remuneration of office-based employees, including administrative management. All permanent office-based employees have a CO_2 reduction KPI weighted at 12%.

 For further details refer to E1 incentive scheme on page 62

GOV-4 Statement on Due Diligence

The following table provides a mapping of how TORM applies the core elements of due diligence for people and the environment and where they are presented in this Sustainability Statement.

Core elements of due diligence

	Related Legislation	Does the disclosure relate to people and/or the environment
a) Embedding due diligence in governance, strategy and business model	ESRS 2 GOV-1	Roles of Administrative, Management and Supervisory Bodies
	ESRS 2 GOV-2	Information Provided to Administrative, Management and Supervisory Bodies
	ESRS 2 GOV-3	Integration of Sustainability Related Performance in Incentive Schemes
	ESRS 2 SBM-1	Strategy, Business Model and Value Chain
	ESRS 2 SBM-3	Material Impacts, Risks and Opportunities and Their Interaction with Strategy and Business Model
b) Engaging with affected stakeholders	ESRS 2 SBM-2	Interests and Views of Stakeholders
	ESRS 2 IRO-1	Double Materiality Assessment Process
	ESRS 2 IRO-2	Materiality Matrix
	E1-2, E2-1, E4-2, S1-1, S2-1, G1-1	Policies for Climate Change, Pollution, Biodiversity, Own Workforce, Workers in Value Chain, Governance
	S1-2, S1-3, S2-2, S2-3	Engagement Process with Own Workforce and Workers in Value Chain
c) Identifying and assessing adverse impacts	ESRS 2 SBM-3	Material Impacts, Risks and Opportunities and Their Interaction with Strategy and Business Model
d) Taking actions to address adverse impacts	E1-1	Transition Plan
	E1-3, E2-2, E4-3, S1-4, S2-4, G1-2, G1-3	Actions for Climate Change, Pollution, Biodiversity, Own Workforce, Workers in Value Chain, Governance
e) Tracking effectiveness of due diligence efforts and communicating	E1-4, E2-3, E4-4, S1-5, S2-5, G1	Targets Related to Climate Change, Pollution, Biodiversity, Own Workforce, Workers in Value Chain, Governance
	E1, E2-4, E4, S1-6,S1-9,S1-14,S1-16, S1-17, S2-, G1-4, G1-6	Metrics Related to Climate Change, Pollution, Biodiversity, Own Workforce, Workers in Value Chain, Governance
	SASB	SASB Tables
	EU Taxonomy	EU Taxonomy Tables

GOV-5 Risk Management and Internal Controls over Sustainability Reporting

At TORM, we have established internal controls over sustainability reporting and adopted a systematic approach to risk management to mitigate potential risks due to human error or incomplete data. As 2024 is the first year of CSRD reporting at TORM, the control environment for sustainability data is not yet at the maturity level of our financial reporting.

Our risk management process follows a structured risk prioritization methodology, aimed at minimizing reporting errors. A centralized database oversees data collection from all business units, supporting consistency and accuracy in the reporting process. This database enables TORM's ESG Controlling team to verify data inputs and identify and address any inconsistencies or errors.

Accounting principles based on ESRS requirements have been adopted for sustainability data presented in the Sustainability Statement. TORM's external auditor provides an independent auditor's report with limited assurance on the CSRD reporting. Please see the Independent auditor's report for more information on page 265.

Strategy

SBM-1 Strategy, Business Model, and Value Chain

Parts of the TORM Strategy that Relate to Sustainability, the Business Model, and the Value Chain

We are a leading, global carrier in the product tanker market, specializing in the transportation of refined oil products, including but not limited to gasoline, diesel, and jet fuel.

TORM primarily serves the global refined oil products market, focusing on regions with high demand for the transportation of clean petroleum products. Key customer groups include oil majors and commodity trading firms.

We have employees spread across different locations, and the distribution can be seen in the table.

Number of employees by geographical area

	Headcount
Office-based employees	
Denmark	179
India	196
Philippines	43
Singapore	13
United Arab Emirates	2
United Kingdom	12
United States of America	12
China	22
Total office-based employees	**479**
Production workers	
China	24
Denmark	17
Total production workers	**41**
Seafarers	
Americas	4
Europe	370
India Subcontinent	1,518
Southeast Asia	1,783
Other	2
Total Seafarers	**3,677**
Total	**4,197**

Revenue Breakdown

The following table provides a breakdown of TORM's revenue by ESRS sector. This information has been reconciled with the segment reporting as required by IFRS 8 Operating Segments. Refer to Note 3 on page 211.

ESRS sector - NACE code

	Total revenue in USDm
H.50.2 Sea and Coastal freight water transport	1,544.0
C. 28 Manufacturing and production	29.6
Inter-segment eliminations	-14.4
Consolidated revenue including eliminations	**1,559.2**

Refer to Note 3 - Segment income statement for revenue used for the calculation.

TORM focuses primarily on transporting refined oil products from refineries to onshore distributors. In addition, some of TORM's vessels transport crude oil and chemical.

TORM does not engage in exploration, extraction, refining, or production of fossil fuels but specializes in the transportation and distribution across global markets.

At TORM, we engage in ongoing dialog with key stakeholders on concrete actions to improve sustainability and increase transparency in reporting. TORM has concrete 2030 and 2050 GHG reduction targets, of which we continuously monitor progress to support our focus on a greener future.

For further details of our strategy and challenges ahead, refer to the Strategy Section on page 63 and E1 transition plan and climate related risks on page 67.

Sustainability Strategy and Integration
At TORM, sustainability is an important aspect of our strategy, aligning our organization with international regulations such as EU frameworks and the IMO's decarbonization targets. Reducing CO_2 emissions is not only a sustainability priority but also a key part of managing fuel costs. By focusing on lowering emissions through fuel efficiency, route optimization, and digital tools within the One TORM platform, we aim to balance environmental responsibility with operational cost-effectiveness. This approach helps us remain compliant with regulations while contributing to a more sustainable shipping industry.

Business Model, One TORM Platform, and Marine Engineering
Our vision at TORM is to be the reference company in the transportation industry. This is elaborated in the Strategy Section on page 10. This vision guides our key strategic decisions in combination with our target of net-zero GHG emissions in 2050.

Through the One TORM platform, we ensure that sustainability objectives for a greener future and strong safety culture are consistently met across our fleet operations.

 For details about the One TORM platform, refer to this Annual Report's Strategy Section on pages 10 and 15

This integrated approach allows our teams to work collaboratively toward the same goals, promoting both environmental responsibility and operational excellence.

As part of TORM's commitment to sustainability and innovation, we invested in subsidiary Marine Exhaust Technology (MET) in 2022, which is our Marine Engineering segment. With MET, we drive development of advanced technologies to enhance our environmental performance, including gas cleaning solutions, waste heat recovery systems, and other carbon emission-reducing innovations. MET is a part of TORM's value chain.

Value Chain Inputs
We continuously track the availability of required inputs including fuel, raw materials such as steel, and electricity which are used in various processes. We utilize financial capital for short and long-term financing of operations.

Value Chain Outputs and Stakeholder Outcomes
TORM's services enable safe, reliable transport of refined products, benefiting customers, investors, and communities. For investors, TORM's operational efficiency and sustainability initiatives support consistent returns and improved energy efficiency.

MET's services create products which either lower customers' SO_x emissions to the air or lower CO_2 emissions of a vessel using the heat pumps produced.

Value Chain Illustration
On the following page, you can see more details about the value chains for TORM. Here, we show our inputs, operations, and outputs, and when these involve which stakeholders, as well as where the impacts described in this Sustainability Statement belong.

 For information about the oil transportation value chain from exploration to end users, see page 8



TORM's Value Chain


Upstream
Own operations
Downstream
Operations along value chain
Bunker operators E1
Dry-dock operators S2 G1
Input: Workers in value chain
Steel and spare parts E1
Vessel operations (Transporting refined products) E1 E2 E4 S1 G1
Input: Seafarers/ONE TORM Platform/Vessel/technology and data
Chartering S1 G1
Input: Office-based employees
Sale and purchase of vessels/Procurement E1 G1
Sale and purchase of vessels/Procurement
Corporate functions S1 G1
Input: Office-based/financial capital
Oil companies /traders/refiners G1
Output: Transported refined products
Stakeholders
Suppliers
Shareholders and lenders
Customers and business partners
Environment and industry associations and regulators
Employees/ Workers in value chain

E1 Climate change
Climate change adaption
Climate change mitigation
Energy consumption

E2 Pollution
Pollution to air
Pollution to water

E4 Biodiversity
Alien species

S1 Own employees
Adequate wages
Health and safety
Diversity
Harassment
Equal treatment

S2 Workers in value chain
Health and safety
Diversity

G1 Business conduct
Corporate culture
Protection of whistleblowers
Corruption and bribery

SBM-2 Interests and Views of Stakeholders

How Stakeholder Views Inform our Strategy and Business Model

Working in close collaboration with our customers and stakeholders is a focus for TORM and is key to delivering on our ambitious climate targets. Throughout the year, specialists across TORM interact with our stakeholders to ensure an open dialog.

We have defined our key stakeholders as customers and business partners, employees, banks and other lenders, investors, value chain workers, suppliers and industry association and regulators.

Ongoing engagement with our key stakeholders mainly takes place as part of daily activities and communication. The following table discloses how we engage with our key stakeholders, the purpose of those engagements, and their outcome. The views of stakeholders inform our due diligence process and the materiality assessment, which is described in more detail in IRO-1.

TORM's Response to Stakeholder Interests and Strategic Alignment

Through TORM's double materiality assessment and ongoing stakeholder engagement, CO_2 reduction has been identified as a key focus from our stakeholders. This priority directly aligns with TORM's already established strategy to focus on a greener future, with an emphasis on CO_2 reduction to achieve cost efficiency and operational sustainability.

The key conclusions from our ongoing stakeholder conversations are regularly shared and discussed with our Board of Directors. We plan to continuously develop our stakeholder engagement.

Stakeholder Engagement	Engagement and Purpose	Outcome
Shareholders and lenders	Ongoing dialog as well as requirements for specific loan agreements and investments in TORM	• Reducing CO_2 emissions • Strong governance and compliance • Safe operations
Employees	Engagement surveys, training, performance reviews, leadership communication, whistleblower setup, and employee representatives	• Health and safety performance and safe operations • Diversity to attract talents
Customers and business partners	Open dialog and various channels such as tenders, projects, industry associations, and initiatives	• Reducing CO_2 emissions • Strong Governance and compliance • Safe operations
Suppliers	On a daily operational basis and via contracts	• Adherence to TORM's Business Principles • Strong governance and compliance
Environment and industry association and regulators	TORM is a member of several industry trade organizations, and we actively engage with regulators on ESG-related matters that include decarbonizing and awareness of impacts among others[1]	• Reducing CO_2 emissions • Pollution of air (SO_x, NO_x, and PM) • Biodiversity (noise pollution and introduction of alien species) • Safe operations for the workers in the value chain

[1] For further details refer to the Engagement and Decision-Making section under Governance

SBM-3 Material Impacts, Risks, and Opportunities and Their Interaction with Strategy and Business Model

The material impacts, risks, and opportunities identified during the double materiality assessment are described and presented below alongside the topical standards E1 Climate Change, E2 Pollution, E4 Biodiversity, S1 Own workforce, S2 Workers in the Value Chain, and G1 Business Conduct in this Sustainability Statement.

Impacts, Risks, and Opportunities

E1 Climate Change	Impact, Risk or Opportunity	Location in value chain		Time horizon		
		Own Operations	Value chain	Short term	Medium term	Long term
Climate Change Adaption						
Pollution from GHG to the environment could cause damages to assets due to potential extreme weather events. Worst case could result in oil leaks due to damages.	Potential negative impact	●				●
Climate Change Mitigation						
TORM's GHG emissions and value chain activities contribute to climate change.	Actual negative impact	●	●	●	●	●
Energy Consumption						
Consumption of fuels in the fleet generates GHG emissions which impact the environment.	Actual negative impact	●				●

E2 Pollution	Impact, Risk or Opportunity	Location in value chain		Time horizon		
		Own Operations	Value chain	Short term	Medium term	Long term
Pollution to Air						
Air emissions incl. pollutants that have negative impacts on air quality and ecosystems, incl. human and animal health. Release of SO_x, NO_x, and PM (PM 2.5 and PM10) contribute to global warming, air pollution, affecting human health and the environment when combusting fossil fuels while operating a vessel.	Actual negative impact	●				●
Pollution to Water						
Spills to the water could pollute the water and harm marine life.	Potential negative impact	●		●	●	●

E4 Biodiversity	Impact, Risk or Opportunity	Location in value chain		Time horizon		
		Own Operations	Value chain	Short term	Medium term	Long term
Impact on Stage of Species – Ballast Water						
Invasive species introduction: Ballast water discharge from ships can transport invasive species to new environments, where they can outcompete native species, disrupt food webs, and alter ecosystem dynamics. Invasive species introductions can have profound ecological and economic impacts, leading to the decline of native species, changes in species distributions, and increased vulnerability to other threats such as disease and habitat degradation.	Potential negative impact	●				●

S1 Own Workforce

	Impact, Risk, or Opportunity	Location in value chain		Time horizon			Category of employees		
		Own Operations	Value chain	Short term	Medium term	Long term	Office-based	Production workers	Seafarers
Adequate Wages In the case that TORM employees do not receive adequate wages, this could have an impact on the employee affected as well as general levels of engagement and motivation across the company.	Potential negative impact	●		●			●		
Health and Safety Operating vessels entails an inherent risk to health and safety. In the case that proper training and safety procedures are not in place for operating a vessel or handling cargo, there is a risk to health and safety of employees.	Actual negative impact	●		●				●	●
Diversity The maritime industry has historically been a male-dominated industry. In the case that TORM does not address the topics of diversity, equity, inclusion, and belonging, this could have a negative impact on our employer branding and ability to attract new talent.	Actual negative impact	●				●	●	●	●
Harassment In the maritime industry, employees live together on board vessels for up to months at a time. In the case that TORM does not have measures against harassment, we would risk a hostile work environment with a potential impact on employee well-being and company reputation.	Actual negative impact	●		●			●	●	●
Equal Treatment Diversity in the workforce is believed to help provide a balance of voices and thought that inspires innovation and creativity. In terms of equal treatment, TORM focuses on equal pay in the Annual Report. In the case that TORM fails to provide equal treatment and equal pay to employees, we risk a negative impact on employer branding and company reputation.	Actual negative impact	●		●			●		

S2 Workers in the Value Chain

	Impact, Risk, or Opportunity	Location in value chain		Time horizon		
		Own Operations	Value chain	Short term	Medium term	Long term
Health and Safety There is an inherent risk when maintaining a vessel (eg. in dry dock) where working conditions can be dangerous and lead to accidents if proper training and safety procedures are not in place.	Potential negative impact		●	●		

G1 Business Conduct	Impact, Risk or Opportunity	Location in value chain		Time horizon		
		Own Operations	Value chain	Short term	Medium term	Long term
Corporate Culture						
A company's senior leadership influences corporate culture and guides the rest of the workforce in relation to the organization's core values, operating procedures, and practices. If the corporate culture fails to promote compliance and governance, this could have a negative impact.	Potential negative impact	●				●
Protection of Whistleblowers						
In the case that whistleblowers are not protected in a proper setup, this could have a negative impact on TORM's reputation.	Potential negative impact	●		●		
Corruption and Bribery						
The global maritime industry is vulnerable to corruption and bribery. Without proper measures against corruption and bribery, there is a risk of negative impact to reputation.	Potential negative impact	●		●	●	

Impact, Risk, and Opportunity Management

IRO-1 **Description of the Process to Identify and Assess Material Impacts, Risks, and Opportunities**

TORM regularly conducts materiality assessments to review our sustainability issues with the greatest significance and ensure that our sustainability strategy remains relevant.

This assessment is typically informed by interactions with internal and external stakeholders via workshops, interviews, and questionnaires to fully capture material sustainability impacts, risks, and opportunities. For each identified topic, a governance group has been established in order to perform a deep dive of the assessment. In each governance group, the CFO and Head of Technical Division are present for oversight of the progress and outcome. The materiality assessment is validated by TORM's Senior Management Team, the Audit Committee, and the Board of Directors.

During 2023, TORM initiated activities to align with the EU Corporate Sustainability Reporting Directive (CSRD) to be able to publish a compliant Sustainability Statement in our 2024 Annual Report. The European Sustainability Reporting Standards (ESRS), which are part of CSRD regulations, mandate that a Double Materiality Assessment (DMA) must be carried out to identify sustainability topics on which to report. TORM has performed such an

assessment of sustainability impacts as well as financial risks and opportunities as required by ESRS, and this largely confirms that the focus areas of the current sustainability strategy are material topics. In addition, new material topics have been identified and will be analyzed in more detail.

We have chosen to separate vessel-based employees, production workers, and office-based employees in our description of impacts, risks, and opportunities (IROs). This is due to the fundamentally different circumstances under which our employees work. Vessel-based employees and production workers face more risks and danger associated with maritime and production operations, which necessitates distinct reporting to accurately reflect their unique challenges. This differentiation allows for a more focused approach to address the specific safety, well-being, and operational needs of vessel-based employees compared to those working in an office environment.

The DMA is reviewed annually. We anticipate to update the DMA as we gain more data and knowledge regarding certain IROs. In this process, we consider changes in the factors and inputs that we evaluated during the previous year.

Scoring System and Thresholds

For the impact assessment, we used the scoring system to evaluate the scale, scope, and irremediable character (collectively referred to as severity), as well as the likelihood of all sustainability matters. In terms of financial

materiality, the scoring system assessed both the likelihood and potential magnitude of financial effects arising from a sustainability matter. In our DMA, we considered the topics outlined in regulation ESRS 1 and other relevant subjects when assessing IROs.

Thresholds were established for both financial assessments and impact assessments. The financial thresholds were applied during the DMA process to evaluate financial risks and opportunities. This ensured alignment with how risks are typically assessed regarding financial performance in our ERM process. For the impact assessment, we applied internally developed thresholds, drawing inspiration from advisors. For severe human rights impacts, a lower threshold was used. These thresholds were instrumental in evaluating and identifying impacts to meet the needs of our stakeholders, including the readers of our Sustainability Statement.

IRO-2 **Disclosure Requirements in ESRS Covered by the Undertaking's Sustainability Statement**

Compliance with the Disclosure Requirements in Our Sustainability Statement

Disclosures related to ESRS 2 IRO-2 can be found in the illustration. See TORM's materiality matrix on next page.

Materiality Matrix


Impact Material
E1 Climate change mitigation
E1 Energy consumption
E2 Pollution of air
E2 Pollution of water
E4 Impact on the state of species
S1 Adequate wages of own workers
S1 Working conditions - health, and safety of own workers
S1 Gender equality/equal pay for all own workers
S1 Harassment for all own workers
S1 Diversity for all own workers
S2 Working conditions - health, and safety of workers in the value chain
Double Material
E1 Climate change adaption
G1 Corruption and bribery
Non-Material
E2 Pollution of soil
E2 Substances of concern
E2 Substances of (very high) concern
E2 Pollution of living organisms and food resources
E2 Microplastics
E3 Water
E3 Marine Resources
E4 Direct impact drivers of biodiversity loss
E4 Impact on the extent, conditions, and dependencies of eco-systems
E5 Waste
E5 Resource inflow
E5 Resource outflow
S1 Working conditions of own workers
S1 Training for all own workers
S1 Other work-related rights of own workers
S2 Working conditions of supply chain workers
S2 Equal treatment and opportunities for all supply chain workers
S2 Other work-related rights of supply chain workers
S3 Communities, economic, social, and cultural rights
S3 Communities civil and political rights
S3 Particular rights of indigenous people
S4 Information-related impacts for consumers and/or end users
S4 Personal safety of consumers and/or end users
S4 Social inclusion of consumers and end-users
G1 Animal welfare
G1 Political engagement
Financial Material
G1 Corporate culture
G1 Management of relation-ships with suppliers
G1 Protection of whistleblowers

E TORM E TORM and MET S TORM S TORM and MET G TORM G TORM and MET

Note – MET's only material topics are included in matrix

ESRS 2 IRO-1 Description of the Processes to Identify and Assess Material Water and Marine Resources Related Impacts, Risks, and Opportunities

At TORM, we have determined that water and marine resources-related impacts, risks, and opportunities are deemed out of scope based on our materiality assessment. This determination is based on the following considerations:

Screening has been conducted as part of the compliance process for ISO 14001. Internal workshops with Vice Presidents (VPs) and Heads of Departments were held to discuss potential impacts, risks, and opportunities in this area. Additionally, peer discussions and network sessions within the shipping industry confirmed that water and marine resources-related considerations are generally not deemed material for similar organizations. An external consultancy firm was engaged to review and verify the outcome of this assessment, further validating the conclusion that this topic is not material to the company's operations or value chain. Furthermore, no external stakeholders have identified or verified this topic as material for the company. As a result, no methodologies, assumptions, or tools were employed for water and marine-related screenings.

No dedicated consultations with affected communities were conducted specifically for water and marine resources-related impacts. This approach is consistent with the findings from internal workshops, peer discussions, and verification by the external consultancy, all of which concluded that this topic is not material.

TORM remains committed to transparency and continuous evaluation. We will continue monitoring regulatory and industry developments and, if new evidence or stakeholder feedback indicates the material relevance of water and marine resources-related impacts, risks, or opportunities, we will revisit our assessment and processes.

ESRS 2 IRO-1 Description of the Processes to Identify and Assess Material Resource Use and Circular Economy-Related Impacts, Risks, and Opportunities

At TORM, we have assessed our potential impacts, risks, and opportunities related to resource use and circular economy, and we have determined that this topic is not material to our operations. The shipping industry operates under a heavily regulated framework, including strict international and regional standards governing resource use, waste management, and environmental protection. As such, the company's operations already comply with these regulations, minimizing significant risks or impacts in this area.

Ship recycling is an important aspect of our governance and business conduct. For more details, please see TORM's policies under G1-1. TORM has not scrapped any vessels and maintains stringent policies in accordance with the Hong Kong Convention when it comes to selling a vessel. Although this topic is not considered material in relation to the E5 circular economy, as we have not engaged in vessel scrapping, it is managed under our G1 Business Conduct framework.

A screening was conducted as part of the compliance process for our ISO 14001 certification. The below is an overview of this screening.

Methodology: Identification and evaluation of environmental aspects related to resource inflows (generally fuel and materials), outflows (generally emissions and waste), and waste management practices. The scope of the screening covered the company's own operations. Tools and assumptions: Standard ISO 14001 methodologies and compliance tools were used, aligned with the requirements of international shipping regulations, such as the International Maritime Organization (IMO) conventions.

No specific consultations with affected communities or external stakeholders were conducted on this topic, as the screening did not indicate material impacts, risks, or opportunities requiring further engagement.

Non-Financial and Sustainability Information Statement

The following table constitutes our Non-Financial and Sustainability Information Statement in compliance with sections 414CA and 414CB of the Companies Act 2006. The information listed is incorporated by cross-reference. Additional Non-Financial Information is also available on our website.

Reporting Requirement	Policies	Further Information	Page
Environmental Matters	TORM's Business Principles	Climate Change Strategy	63, 67,75, 77, 82
	Green Ship Recycling Policy	Climate Risks and Opportunities analysis and Resilience analysis of business model	67-74
	Environmental Protection Policy	EU Taxonomy	84
		SASB Tables	58
		Metrics and Targets Related to Climate Change	77 - 79
		Pollution	88
		Biodiversity	92
Employees	TORM's Business Principles	Material Impact Assessments for Own Workforce	106
	Whistleblower Charter	Human Rights	108,136
	Anti-bribery and Anti-Corruption Policy	Accident Prevention	109,112, 136
	Health, Safety, and Security Policy	Discrimination and Inclusion	109-112, 136
	Diversity, Equity, Inclusion and Belonging	Engagement Process with Own Workforce	110
	Employee handbook		114
	Anti-Discrimination and Harassment Policy	Workers in Value Chain	123
	Anti-Fraud Policy	Business Conduct Policies and Corporate Culture	135
	Modern Slavery Statement	Anti Bribery	142
		Whistleblower	141
Respect for Human Rights	TORM's Business Principles	Policies and Actions Related to Own Workforce	108 - 113
	Whistleblower Charter	Policies and Actions Related to Workers in Value Chain	124-126
	Responsible Procurement Policy	Targets for Workers in Value Chain	127
	Modern Slavery Statement	Engagement with Suppliers	142

Reporting Requirement	Policies	Further Information	Page
Social Matters	TORM's Business Principles	Material Impact Assessments for Own Workforce	106
	Whistleblower Charter	Material Impact Assessments for Workers in Value Chain	123
	Anti-Discrimination and Harassment Policy	Policies and Actions Related to Human Right	108,136
	Anti-Fraud Policy	Engagement with Suppliers	142
	Modern Slavery Statement	Targets for Workers in Value Chain	127
	Responsible Procurement Policy		
Anti-Corruption and Anti-Bribery	TORM's Business Principles	Business Conduct Policies and Corporate Culture	135
	TORM's Policy on Anti-Corruption and Anti-Bribery	Prevention and Detection of Corruption and Bribery	142
	Responsible Procurement Policy	Engagement with Suppliers	142
	Whistleblower Charter	Anti-Corruption and Bribery Training	144
Description of Principal Risks and Impact of Business Activity		Business Model to Material Impacts	47 - 53
Description of the Business Model		Business Model	47
Non-Financial Key Performance Indicators		ESG Targets	4
		SASB Tables	47
		Metrics and Targets for Climate Change	77
		Metrics and Targets for Pollution	90
		Metrics and Targets for Biodiversity	92
		Metrics and Targets for Own Workforce	114
		Metrics and Targets for Workers in Value Chain	127
		Metrics and Targets for Governance	144
Climate-Related Financial Disclosures		Resilience Analysis	67

SASB Marine Transportation Industry Standard

Topic	Accounting metric	Unit	2024	2023	2022	Code
Greenhouse Gas[1]	Gross global Scope 1 emissions[2]	Metric tons (t) CO_2e	1,594,793	1,558,254	1,363,076	TR-MT-110a.1
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets		See pages 17-19, 24-25, 28-29, 32-37	See pages 15-17, 19, 22-27, 30-33 in AR 22	See pages 22-27, 34, 40 in AR 21	TR-MT-110a.2
	1) Total energy consumed	Terajoules (TJ)[3]	22,390	20,791	19,265	TR-MT-110a.3
	2) Percentage heavy fuel oil	Percentage (%)	60	60	53	TR-MT-110a.3
	3) Percentage renewable	Percentage (%)	0	0	0	TR-MT-110a.3
	Average Energy Efficiency Design Index (EEDI) for new vessels[4]	Grams of CO_2 per ton-nautical mile	4.3	4.3	3.0	TR-MT-110a.4
Air quality[5]	Air emissions of the following pollutants: 1) NO_x (excluding N_2O)	Metric tons (t)	35,782	N/A[6]	N/A[6]	TR-MT-120a.1
	2) SO_x	Metric tons (t)	1,830	1,322	1,785	TR-MT-120a.1
	3) Particulate matter (PM10)	Metric tons (t)	3,429	N/A[6]	N/A[6]	TR-MT-120a.1
Ecological impacts	Shipping duration in marine protected areas or areas of protected conservation status [7][8]	Number of travel days	570	654	N/A[6]	TR-MT-160a.1
	Percentage of fleet implementing ballast water: 1) exchange[7]	Percentage (%)	— %	— %	12 %	TR-MT-160a.2
	Percentage of fleet implementing ballast water: 2) treatment[7]	Percentage (%)	100 %	100 %	88 %	TR-MT-160a.2
	Number of spills and releases to the environment [5][9]	Number	0	0	0	TR-MT-160a.3
	Aggregate volume of spills and releases to the environment [5][9]	Cubic meters (M3)	0	0	0	TR-MT-160a.3

[1] Refer to Accounting Policy Section for E1.

[2] Refer to Scope 1 Greenhouse Gas emission in Accounting Policy for E1.

[3] The unit was updated from gigajoules to terajoules.

[4] TORM reports EEXI number corresponding to EEDI for new vessels as TORM has vessels that are built prior to 2013.

[5] Refer to Accounting Policy Section for E2.

[6] TORM does not report this number.

[7] Refer to Accounting Policy Section for E4.

[8] Definition of shipping duration in marine protected areas or areas of protected conservation status has been changed during 2024 to be consistent with the SASB definition. Refer to Accounting Policy Section for E4.

[9] Spills include both oil and chemical spills.

Topic	Accounting metric	Unit	2024	2023	2022	Code
Employee Health & Safety[1]	Lost Time Incident Rate (LTIR)	Per million exposure hours	0.42	0.32	0.42	TR-MT-320a.1
Business ethics[2]	Number of calls at ports in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Number	9	15	18	TR-MT-510a.1
	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption[3]	USD	0	0	0	TR-MT-510a.2
Accident & Safety Management[1]	Number of marine casualties	Number	0	1	1	TR-MT-540a.1
	Percentage classified as very serious	Percentage (%)	0	0	0	TR-MT-540a.1
	Number of Conditions of Class or Recommendations	Number	8	9	3	TR-MT-540a.2
	Number of port state control: 1) deficiencies	Ratio	0.65	0.63	0.71	TR-MT-540a.3
	Number of port state control: 2) detentions	Ratio	0.00	0.00	0.01	TR-MT-540a.3
Activity metrics	Number of shipboard employees	Headcount	3,677	3,271	3,218	TR-MT-000.A
	Total distance travelled by vessels	Nautical miles (nm)	5,306,958	4,971,501	4,568,294	TR-MT-000.B
	Operating days	Days	32,855	30,605	29,610	TR-MT-000.C
	Deadweight tonnage	Thousand deadweight tons	6,284	5,212	5,034	TR-MT-000.D
	Number of vessels in total shipping fleet (as of 31 December)	Number	94	82	78	TR-MT-000.E
	Number of vessel port calls	Number	2,664	2,464	2,428	TR-MT-000.F
	Twenty-foot equivalent unit (TEU) capacity	TEU	N/A[4]	N/A[4]	N/A[4]	TR-MT-000.G

[1] Refer to Accounting Policy for S1. TORM reports LTAF/LTIF instead of LTIR.

[2] Refer to Accounting Policy for G1.

[3] Refer to Accounting Policy for G1. TORM reports Amount of Fines for Violation of Anti-Corruption and Anti-Bribery Laws.

[4] TORM does not report this number due to we do not transport containers.



Environment

Introduction

Decarbonization Journey

TORM is committed to people, including our employees and their communities, which makes it essential that we commit to the environment for future generations.

With a fast forward approach, TORM has already achieved our 2025 carbon intensity reduction target of 40%, one year ahead of our own goal and six years ahead of the 2030 goal put forth by the International Maritime Organization (IMO). By 2030, TORM expects to reach a 45% reduction compared to the IMO's 2008 baseline.

TORM prioritizes making reductions in our carbon footprint today, and not only in the long term. We want to ensure that we are making strides in our progress to continuously reduce emissions, while at the same time, we pursue innovation by developing and testing new technologies. Reducing greenhouse gas emissions today provides TORM with commercial benefits and synergies.

Our ability to achieve our targets depends on many factors, not all of which are under our control. But we maintain our commitment to leverage technological innovation, industry collaboration, and our One TORM platform to make the greatest impact within our power. We set a target to have net-zero GHG emissions by 2050.

Our People Lead the Way

Technical projects and innovation can only provide energy efficiencies if the people operating the vessels on board and managing operations from offices can perform their jobs in the optimal manner.

For this reason, we focus heavily on the operational behavior of our teams in-office and at sea to achieve the most impact possible in our energy efficiency initiatives.

At TORM, we ensure our people are up to date on training, and we strive for all teams to know about new and upcoming technologies along with the company's strategies for their utilization. We acknowledge that technology is part of our strategy to pursue innovation, but ultimately, our people lead the way.

Industry Collaborations

To harness momentum and synergies, TORM continues to be an active contributor in several industry collaborations. This involves active participation in Danish Shipping through which TORM aims to impact the decision-making in IMO in relation to ongoing discussions on the implementation of CO_2-related regulations.

Again in 2024, TORM supported and engaged in the Mærsk McKinney Møller Center for Zero Carbon Shipping as a Mission Ambassador to research ways to grow in a more operationally, commercially, and sustainably viable way. TORM also continues work with the innovation partnership ShippingLab, (a non-profit platform for maritime research), for development and innovation with 30 partners from across the maritime industry.

We reconfirm our participation in the Getting to Zero Coalition, a collaboration between the Global Maritime Forum and the World Economic Forum.



E1

Climate Change

In the E1 Climate Change section, the focus of the disclosure revolves around our transition plan for climate change mitigation. Here, we lay out all details related to impacts, risks, and opportunities in a set of bespoke scenarios for the future. The section also touches on climate change governance as well as our metrics and targets, which have been expanded in 2024 for increased transparency and accountability. We have included our EU Taxonomy Reporting in this section.

Governance

GOV-3 Integration of Sustainability-Related Performance in Incentives Schemes

Factoring Climate-Related Considerations Into TORM's Remuneration

TORM incorporates climate-related considerations into the remuneration of office-based employees, including administrative management. All permanent office-based employees have a CO_2 reduction KPI weighted at 12%.

This KPI, based on the AER (Annual Efficiency Ratio) methodology, uses an intensity target rather than an absolute target and is applied to TORM's office-based employees, excluding subsidiaries. The Non-Executive Directors of the Board receive a fixed fee that is not tied to CO_2 performance.

Strategy

E1-1 Transition Plan for Climate Change Mitigation

Transition Plan for Climate Change Mitigation

TORM supports the transition towards net-zero carbon emissions by 2050. Our commitment towards net-zero is aligned with the IMO strategy and the goals of the Paris Agreement. As part of our carbon reduction efforts at TORM to have net-zero GHG emissions by 2050, we have developed an energy transition plan.

Our transition plan is based on IMO targets and what is deemed most relevant for TORM's business and the industry in which we operate. This means that the transition plan is centered around our CO_2 intensity target instead of our absolute GHG emission targets and primarily for this reason the current transition plan is not yet fully aligned with CSRD requirements. TORM is committed to enhancing our approach to ensure compliance and transparency before 2028.

This plan helps our organization to continuously assess the required effort and likelihood of reaching our ambitious 2030 and 2050 CO_2 intensity reduction targets and absolute GHG targets for Scope 1, Scope 2, and Scope 3.

   Read more about our targets in E1-4

At TORM, we have used the following key assumptions to develop our Energy Transition Plan:
- The starting point in the transition plan is based on our current fleet.
- Throughout the period towards 2050, we assume a constant fleet size based on our fleet today.
- Vessels are assumed to be divested at similar vessel ages as done historically.
- New second-hand vessels are assumed to be the same size as divested vessels in terms of DWT.
- All second-hand vessels are assumed to have energy efficiency technologies installed.
- From 2035, all replacement vessels in the fleet are assumed to be zero emission vessels.
- Vessel speed and trading pattern is assumed to be similar to 2022-2023.

Short-term and medium-term towards 2030, the energy transition plan is dependent on known technologies and TORM reaping the continued benefits of the energy efficiency projects, which are rolled out across our fleet.

TORM has already identified a list of potential projects to help us reach our 2030 CO_2 target. The energy transition plan towards 2050 is dependent on the development and inclusion of zero emission vessels from 2035 and onwards in order to reach our zero emissions target by 2050. TORM is monitoring the technological developments and will update the plan if the assumptions do not materialize as expected.

It is important for TORM to not just set an ambitious target for the future, but to help lower global carbon emissions now and improve the sustainability of the TORM fleet today. In our energy transition plan, we have only included known technologies in the assessment of reaching our 2030 CO_2 intensity reduction target. This means that there is a potential upside if new technologies continue to be developed and show commercial viability.

As carbon reduction is not a static process, additional energy efficiency initiatives are also evaluated on a continuous basis throughout the year. All approved energy efficiency initiatives have had a positive business case both in terms of expected financial performance and a further reducing in our global carbon footprint is expected. TORM remains confident that we will reach our 2030 CO_2 intensity reduction target based on our current progress and the upcoming funded initiatives that we have identified. As stated above, all identified initiatives are technologies known to us, meaning that implementation risk is significantly reduced.

TORM has set an ambitious GHG reduction target for 2050 with net-zero GHG emissions. It will be challenging to achieve but we will work towards this with a structured approach, dedication, ingenuity, and industry-wide collaboration. Our energy transition plan towards 2050 is an important tool in this approach.

One main challenge in the tanker industry for reaching net-zero emissions is establishing the required global infrastructure to ensure sufficient global availability of green fuels. This is a more prominent challenge in the tanker segment as transport of cargoes is not done through established trading routes and solely major ports. Our ability to reach net-zero carbon emissions will be contingent on required infrastructure and global availability of green fuels in smaller ports.

Global industry collaboration is needed in order to deliver on the infrastructure and availability for green fuels as well as to overcome technological challenges. TORM actively participates in several coalitions and industry groups to push for sustainable solutions in the tanker industry to curb these challenges. Once sustainable industry-wide solutions have been developed, we are committed to pursuing net-zero emission carbon vessels to take TORM to net-zero emissions by 2050.

The graph shows TORM's energy transition reaching net-zero emissions in 2050 with the help of zero emission vessels. We have assumed that we will have the same number of vessels in our fleet in 2050 as we currently have. We assume that the phase-in of zero emission vessels will take place as part of the ongoing fleet renewal from 2035, meaning that each conventionally fueled vessel will eventually be replaced by a zero emission vessel.

To ensure full anchoring of the energy transition plan in the TORM organization, the yearly update of the energy transition plan is carried out in connection with the yearly budget and business planning process. If deemed relevant, TORM also conducts a strategy process simultaneously to ensure the right strategic focus areas and options are still in place to ensure the long-term viability of TORM.

Transition Plan towards 2050
% reduction in AER compared to the IMO's 2008 base year using the CII reference line measured in CO_2 g/dwt x nm.



Transition Plan towards 2030
% reduction in AER compared to the IMO's 2008 base year using the CII reference line measured in CO_2 g/dwt x nm.



The Transition Plan and the targets are fully aligned and shared across the organization. This approach ensures adequate knowledge of the funding needed for all relevant initiatives. The Transition Plan is ultimately approved by our Board of Directors to ensure full alignment between the Board of Directors, our shareholders, and the TORM organization.

TORM's Emission Reduction Targets in Relation to a Global Warming Limit of 1.5°C as Well as Our Planned Actions and Levers

At TORM, we work with a combination of levers to reach our absolute GHG reduction target for 2030. The three main decarbonization levers are as follows:

- **Energy efficiency initiatives**
  Below, we elaborate on the energy efficiency initiatives.
- **Fleet renewal**
  Fleet renewal is built into the TORM strategy for general business purposes.
- **Bio fuels usage**
  The usage of bio fuels is assumed only to have a minor impact.

About Our Energy Efficiency Initiatives

TORM's integrated operational One TORM platform builds on the idea that we must all work towards the same goals in a transparent and collaborative way, on all layers of the organization. By working together cohesively as one unit, we are able to harness synergies allowing us to optimize energy and fuel performance on board vessels. Read below about the initiatives launched and implemented across TORM, ranging from NEXUS to behavior optimization projects.

NEXUS

One of TORM's main IT components in our fuel efficiency program is an internally developed bespoke platform called NEXUS. NEXUS covers all processes influencing fuel efficiency, not only vessel machinery performance, but also voyage planning, hull performance, and much more. We aim for this to be a central tool providing transparency through live data to the operational teams and to improve overall value creation.

By gathering all relevant data in a single system, NEXUS can relieve simple administrative burdens. The data in NEXUS can be viewed by all relevant TORM teams in real-time, eliminating the need to communicate back and forth across geographies and time zones, thereby also reducing risks of delay.

The Connected Machinery project is the onboard aspect of NEXUS, which pulls data from all major components on the vessel and automatically guides the vessel crews when there are apparent improvements to be made to optimize fuel efficiency and other operating expenses. NEXUS empowers crews on vessels to use the data themselves and take action immediately, thereby minimizing resource leakage. NEXUS serves as a fundamental infrastructure for TORM to evaluate energy utilization on board. By the end of 2024, the majority of our vessels had been added to the digital platform.

Voyage Optimization

In our voyage optimization efforts, we utilize data pulled from NEXUS. This data is used in combination with TORM's proprietary voyage optimization algorithm to ensure the safest and most efficient journey, thus keeping emissions as low as possible and the ocean passage as safe as possible considering weather.

Our voyage optimization algorithm is used to optimize each vessel's journey. Every journey has different routes, distances, weather, and vessel size.

At TORM, we implement multiple energy efficiency initiatives simultaneously, including devices and features for direct savings as well as technology to optimize operational behavior. For this reason, it is not possible to accurately isolate the CO_2 emission savings of each individual contribution. Overall, we are registering savings.

Fuel Efficiency Technologies

In addition to operational and collaborative strategies, we maintain our efforts in the optimization and efficiency of TORM's fleet by applying a broad set of technical improvements. These efforts include smaller investments with short payback time and also larger investments with an expected longer payback period. At TORM, we make sure to continuously test and evaluate these technologies to make sure that the solutions are optimized after installation. This covers proven technologies and pilot projects.

Proven Technologies

Proven Technologies are successfully tested projects that we plan to roll out to all vessels. Our proven technologies relate either to propulsion of the vessel or machinery on board.

The objective of propulsion-related projects is primarily to reduce water resistance while sailing. Applying silicone-based paint on the hulls of our vessels is one main technology in this category. Silicone-based coating provides a smooth and low-friction surface with higher resilience towards fouling organisms sticking to the hull. By the end of 2024, 72 of TORM's vessels have silicone paint applied. This helps TORM achieve an estimated emissions reduction of 1,430 metric tons of CO_2 per vessel per year.

Another proven propulsion technology is propeller ultrasound. Algae growth on a propeller, also known as biofouling, makes it harder for a vessel to move efficiently. An ultrasound system can produce a pattern of increasing and decreasing vibrations on the surface of the propeller. This process can prevent surface algae and can ensure smoother, more energy-efficient sailing. TORM has used ultrasound on propellers since 2017. With a potential to save around 140 metric tons of CO_2 per vessel every single year, it is standard equipment on TORM vessels. The Propeller Ultrasound program is completed across our fleet except recently purchased vessels where installation is in process.

The objective of machinery projects is primarily to reduce unnecessary energy consumption. One example is Variable Frequency Drives (VFDs) on cooling systems. All systems onboard a vessel are designed for maximum loads and temperatures. A vessel's main engine develops excess heat when sailing in extreme conditions, at half load, or in colder temperatures. Cooling pumps remove this heat with cooling water. When the conditions are not extreme, the cooling need is less, and the power used for the cooling water system can be reduced. VFDs control the cooling systems' capacity according to the situation and thus run the systems more efficiently by maintaining the right temperature and ensuring that the cooling pump does not over-cool and use unnecessary energy.

As of 2024, the VFD program is completed across our fleet except recently purchased vessels where installation is in process. We estimate VFDs can provide TORM a savings of approximately 400 metric tons of CO_2 per vessel per year, which is considered to be 2% of TORM's greenhouse gas emissions for 2024.

Pilot Projects
Pilot projects are still under evaluation and currently being tested on select vessels.We cannot accurately estimate CO_2 emissions reductions for these projects.

One example of a pilot project being tested at TORM is Flettner rotors, also known as rotor sails. Rotor sails utilize wind to help thrust the vessel forward. Rotor sails have the potential to work well in various conditions, and we estimate that they can work well without dependence on many variables once installed.

Another prototype pilot project is the Waste Heat Recovery project using a 300kW heat pump to re-use excess heat from engines and other equipment onboard for domestic heating. The heat pump lifts the heating potential of waste heat to eliminate the use of the oil-fired boiler during a vessel's idle periods. The technology is currently installed on six vessels, where we are monitoring development to document experiences.

As described in previous annual reports, TORM has also been investigating and testing air lubrication technology. Air lubrication is a system which blows out microscopic air bubbles at the bottom of the vessel, creating a layer of air between the vessel and the water. This layer of air is intended to reduce the vessel friction in water. The project is still in the testing phase.

Behavior Optimization Projects
TORM has a technical decarbonization team to exclusively deal with understanding and training seafarers on optimizing energy consumption and usage on board. The office-based teams observe data from NEXUS on energy consumption onboard vessels and note any outlier activity. When the activity has been analyzed, and the team has a suggestion for how to alter operations, this is communicated to the crew initiating a collaboration. The crews are the ones who must make the decisions on how to operate. At TORM, we have worked on optimizing the feedback from office-based teams, so the onboard crews receive information quickly, clearly, and know how to follow

up. We are working to further enhance this process with the implementation of NEXUS.

In addition, new behavioral recommendations are rolled out in the form of officer seminars, online training, and reading material to ensure all seafarers on all TORM vessels are aware of new recommendations for behavioral changes.

Our Investments and Funding Supporting the Implementation of Our Transition Plan
We are committed to achieving net-zero GHG emissions through our investment strategy. These investments are currently not specifically targeted to be EU Taxonomy aligned. This is because investments in vessels, which are capable for carrying clean petroleum products, are not considered aligned. TORM is continuously investing in fleet renewal and energy efficiency projects as part of our ongoing business.

Potential Locked-In GHG Emissions from Our Key Assets and Products
Our vessels' dual-fuel capability allows them to operate on both biofuel and fossil fuel. This capability provides opportunities for emissions management. However, TORM is currently mostly locked-in to fossil fuels. As we renew our fleet, we will reduce our locked-in position.

We are committed to monitoring fuel usage and exploring options that reduce our overall greenhouse gas emissions over time. Our strategy focuses on maintaining operational flexibility while aligning with evolving sustainability standards.

Aligning Our Economic Activities with Criteria Established in Commission Delegated Regulation 2021/213936

Currently, our activities are not aligned with the EU Taxonomy. To align our economic activities with the criteria established in Commission Delegated Regulation 2021/2139, we are developing plans for capital expenditures (CAPEX) focused on transitioning to renewable energy sources and enhancing the energy efficiency of our fleet.

 Refer to EU Taxonomy tables listed on page 83

Significant CAPEX Amounts Invested During Reporting Period Related to Coal, Oil, and Gas-Related Economic Activities

Transport of refined oil products is related to oil and gas economic activities. The CAPEX invested is reflected in the financial disclosures Notes 8, 9, 10, and 20, which are our vessels and capitalized dry-docking under tangible fixed assets.

Exclusion from EU Paris-Aligned Benchmarks

TORM is not excluded from EU Paris-aligned benchmarks.

Embedding Our Transition Plan in TORM's Overall Business Strategy and Financial Planning and Approval

The yearly update of the energy transition plan is carried out in connection with the yearly budget and business planning process.

Back in 2022, to deliver on our ambitious climate targets, TORM enhanced its organizational structure by creating dedicated teams for both the technical and the commercial decarbonization work, ensuring focus and ability to take action.

In addition, TORM has established a separate department focused on execution of our ESG reporting, working in close cooperation with our commercial and technical decarbonization teams. Finally, the Corporate Finance and Strategy team monitor and track the overall progress on the energy transition plan. All of these different tasks and workstreams are ultimately approved and aligned with the Senior Management Team and the Board of Directors. The energy transition plan is first approved by the Senior Management Team, and subsequently approved by the Board of Directors. As the energy transition plan is interlinked with the budget and business plan process, the annual update of the energy transition plan takes place in the fall each year.

Emerging technologies and regulatory changes as well as market developments are continuously monitored and tracked across TORM, and work as valuable input to the overall TORM corporate strategy. TORM's corporate strategy will be developed in connection with the energy transition plan, and these will influence each other.

ESRS 2 **SBM-3 Material Impacts, Risks and Opportunities, and the Strategy and Business Model**

Climate-Related Physical Risks and Climate-Related Transition Risks

The scenario analysis identified four financially material climate-related risks. All of the risks identified are transition risks by nature. Below is a short summary of the risks.

Risk 1: Declining demand for oil and gas
Risk 2: Higher cost of capital and reduced access to capital
Risk 3: Carbon price regulations
Risk 4: Decarbonization of vessels

Scope of TORM's Climate Strategy and Business Model Resilience

TORM's primary objective is the transportation of clean petroleum products, which includes chartering vessels for the safe and efficient movement of refined oil products. This focus allows for a concentrated assessment of the unique climate-related risks and opportunities associated with these operations. TORM performs an annual update of climate resilience analysis.

The scope incorporates our current and planned strategies for adapting our operations to minimize the impact of extreme weather, as well as mitigation activities such as investments in more fuel-efficient vessels or using alternative energy sources.

Locations

TORM's own workforce was assessed in the analysis, including vessel-based employees and office-based employees.

At TORM, we have assessed that there is no material risk of damages to office buildings associated with extreme weather or rising sea levels, as all of our office locations are rented.

Our vessels operate globally with the risk of impact from extreme weather and rising sea levels.

Current Fleet Assessment

Our climate resilience analysis is based on the assumption that our existing fleet operates without significant alterations in vessel design or technology over the analysis period. This presents an opportunity to evaluate the resilience of our current operations in the face of climate risks while considering the implications of maintaining our current fleet.

Types of Climate Risks considered are described below.

Physical Risks
- Acute Risk: Assessment of extreme weather events that could affect shipping routes, such as hurricanes, storms, and flooding, which may disrupt operations or damage assets.
- Chronic Risks: Long-term climate changes such as rising sea levels and increasing temperatures that may influence port accessibility, vessel performance, and safety.
- Transition risks: Evaluation of risks associated with the transition to a low-carbon economy, including regulatory changes (e.g., stricter emissions controls), shifts in market demand for clean petroleum products, and technological advancements in cleaner shipping practices.

Our Risk assessment is based on broad identified key data points such as Oil demand, oil price and CO_2 emission. We have not included MET as part of climate resilience analysis as impact is deemed limited.

Value Chain
At TORM, our climate resilience analysis identifies and evaluates risks across the entire value chain, with as assessment of stakeholders from both upstream extraction to downstream consumer demands. This involves assessing both physical and transitional risks and how these can affect TORM's operations and reputation.

We have also considered exploration of the production and demand for renewable energy fuels and technologies.

Conducting the Resilience Analysis
The process of undertaking the scenario analysis in 2024 included a workshop with senior TORM representatives from departments including Finance, Investor Relations, Risk, Strategy, Market Research, Operations, and the

Technical Division to consider the three scenarios and identify climate-related risks and opportunities.

The risks and opportunities were then assessed for financial materiality and their potential impact on TORM's business model and strategy. This process is designed to improve the resilience of TORM's corporate strategy.

Enterprise Risk Management
The climate-related risks identified through the scenario analysis exercise have been incorporated into TORM's annual Enterprise Risk Management (ERM) procedure during which, the critical risks for TORM were identified, assessed, and discussed by TORM's Senior Management Team and included in the ERM Report provided to the Risk Committee.

   Reference to G1 on Board of Directors committees

Chronic Risks
For climate-related risks and opportunities, we define the types of risks by using the ESRS guidance for transition and physical risk categories.

This report is also the basis for risk management in TORM and guides how risk management supports TORM's strategy. The ERM Report includes TORM's definitions of risk and risk management, the risk management objectives, the risk approach and philosophy, as well as the various responsibilities under risk management within TORM.

Governance
In TORM's Board of Directors, the various committees play varying roles in relation to climate-related matters. See more about the Board of Directors and committee in the G1 section under ESRS 2 GOV-1.
The Senior Management Team has overall management

responsibility for climate-related risks and opportunities at TORM. The Senior Management Team is responsible for the development of TORM's ESG strategy and reporting.

The Head of Group Finance monitors new ESG-related regulatory requirements and develops initiatives to ensure that TORM complies with stakeholder expectations.

Strategies to explore and develop business opportunities both related to customers, brokers, and industry stakeholders, as well as further energy efficiency technologies to increase decarbonization on commercially viable terms are led by the Head of Commercial Decarbonization and the Head of Technical Decarbonization.

Risks related to climate change are incorporated into TORM's Enterprise Risk Management process and the annual Enterprise Risk Management Report.

TORM has conducted a climate-resilience scenario analysis in order to identify material impacts, risks, and opportunities that TORM faces in relation to climate change, and how various elements affect our overall strategy and business model.
To complete our climate-resilience analysis, we developed three bespoke climate scenarios. The scenarios were based on publicly available scenarios published in 2023 and 2024 by the International Energy Agency, the Network for Greening the Financial System, and the IPCC Sixth Assessment Report.

The scenarios were supplemented by data and insights relevant to the transport of refined oil products. The scenarios are:
- 1.5^C Net-Zero 2050
- 2.0^C Delayed Transition
- $3-4^C$ Hot House World

Each scenario explores a different set of assumptions for how climate policy, emissions, temperatures and physical risk impacts evolve.

Time Horizons
TORM's three climate scenarios used to analyze potential climate impact were combined with short, medium, and long terms designated as 2025, 2030, and 2050, respectively.

Results from TORM's Resilience Analysis
The Net-Zero 2050 and Delayed Transition scenarios will create challenging conditions for the tanker market due to the increasing costs of decarbonizing vessels and the reduction of product demand. The tanker market will see increased demand in the Hot House World scenario.

The global refining industry is under pressure across all scenarios, from changes to product demand, risk of stranded assets, or from cyclones, storm surges, and water stress. In all scenarios, refineries in Europe will close as demand shifts to Asia Pacific.

An increase in the frequency and intensity of extreme weather such as tropical cyclones and storm surges may lead to more frequent disruptions to refinery production and higher market volatility.

Climate-Related Risk Scenarios

	1.5°C Net-Zero 2050 Orderly Transition	**2.0°C** Delayed Transition Disorderly Transition	**3-4°C** Hot House World Worst Case Scenario
Assumptions	An ambitious scenario that limits global warming to 1.5°C through **stringent climate policies and innovation**, reaching net-zero CO_2 emissions around 2050	The world continues with **"business as usual"**, and emissions rise until 2030	This **scenario** relies only on government policies that have already been introduced or announced, such as the EU's Fit for 55
	Assumes that ambitious climate policies are introduced immediately with low policy variation between regions and strong international cooperation to achieve net-zero CO_2 emissions worldwide	**By 2030, governments and societies finally take action** to avoid catastrophic global warming. But at this point, **aggressive climate action is required** to limit global warming to around 2.0°C	**Emissions grow until 2080, leading to about 3°C of warming and severe physical risks**
	Net-zero means a major decline in the use of oil and other fossil fuels. Oil demand peaks in 2023 and falls from around 99 million barrels per day (mb/d) in 2023 to 23 mb/d in 2050.	Demand for oil and other fossil fuels grows to 2030 and then falls rapidly. Oil demand peaks at 102 mb/d in 2030 and falls rapidly to 23 mb/d in 2050.	This includes irreversible changes such as **higher sea level rise and extreme temperatures.** Oil demand peaks at around 102 mb/d in 2030, and declines very slightly thereafter
	Governments work to ensure an **orderly transition across the energy sector**	This results in a **disorderly transition** in which the transition to a low-carbon economy occurs in an unexpected and chaotic way	**Conflict and humanitarian** crises are exacerbated, and some areas of the world become uninhabitable zones
			
Conclusion	**High and immediate transition risk** **Relatively low physical risk**	**Delayed and very high transition risk** **Medium physical risk**	**Low transition risk** **High physical risk**

Source: NGFS The Network of the Greening the Financial System (NGFS) phase V report - November 2024, IEA World Energy Outlook - October 2024, IPCC sixth Assessment Report - September 2023.

Key Scenario Impact on TORM's Business

	Impact on TORM
Policy actions drive outcomes	The policy actions taken by governments are the key variable and the main reason for the differences in outcomes across the scenarios.
Advanced economies decarbonize in all scenarios	In all scenarios, the EU and other advanced economies decarbonize faster than developing nations.
Electrification reduces oil demand in all scenarios	The electrification of road transport reduces oil demand in all three scenarios to a varying extent (in Hot House World, the lower demand is offset by an increase in aviation and shipping among other industries).
Refining industry under increasing pressure	The global refining industry is under pressure across all scenarios, whether from changes to product demand, risk of stranded assets, or from extreme weather condition. In all scenarios, refineries in Europe close as demand shifts to Asia Pacific.
Tanker market is challenged in Net-Zero 2050 and Delayed Transition	The Net-Zero 2050 and Delayed Transition scenarios create challenging conditions for the tanker market through decarbonization costs and destruction in product demand. The tanker market grows in Hot House World and benefits from volatility.
The West-East trade is dominant across all scenarios	Import dependency on fossil fuels in developing economies in Asia remains high in all scenarios, leading to further concentration of trade flows between the Middle East and Asia.
Global GDP costs in Hot House World vastly outweigh transition costs	Global GDP growth is lower under all scenarios compared with a world without climate change. The global economic costs of physical risk in a Hot House World vastly outweigh the costs of a transition to a low-carbon economy in other scenarios.

CO₂ Emission Pathways

CO_2 emission pathways are significantly divergent in reduction and speed to 2050. The "business as usual" pathway in Delayed Transition follows the Hot House World until 2030 and then falls rapidly as aggressive climate policies are introduced. The temperature rise is a consequence of the CO_2 emission pathway.

Oil Demand Forecast

Peak oil is reached in 2023 in Net-Zero 2050, 2030 in Delayed Transition and 2030 in Hot House World.

Uncertainties in the Analysis

The resilience analysis identified several areas of uncertainty that could impact our shipping operations and strategic decisions.

Regulatory Uncertainty: The marine shipping industry is subject to evolving environmental regulations on emissions and fuel standards. Uncertainties regarding the timing, stringency, and enforcement of these regulations can significantly affect operational compliance and investment requirements.

Market Dynamics: Changes in global oil demand and consumer preferences towards more sustainable products present uncertainties. The speed at which customers transition to alternative fuels or shipping options can impact revenue and market share.

Technological Advancement: The effectiveness and availability of new technologies for cleaner shipping, such as alternative fuels and energy-efficient shipping routes, are uncertain. Delays in the commercialization of these technologies could hinder our transition to a low-carbon operation.

Climate Change Prediction: The inherent variability of climate change impacts, including extreme weather events and sea-level rise, introduces uncertainty in the risk assessment of disruptions to shipping routes, port access, and fleet operations.

Consideration in Strategy, Decisions, and Actions

At TORM, climate-related risks and opportunities are fully embedded in the corporate strategy and financial planning process. TORM's corporate strategy consists of three key elements of which one is to achieve a greener future with a zero-emission ambition.

We believe that decarbonization will have a significant impact on the future of the product tanker business, but at the same time we acknowledge that refined oil products will continue to play an essential role in the global economy across all scenarios.

We set the goal at TORM to accelerate our climate target and deliver at least a 40% GHG emission reduction in intensity by 2025 – instead of in 2030 – compared to a 2008 baseline using IMO's defined methodology. We reached that goal one year ahead of schedule in 2024. We also have a target to reach a 45% reduction by 2030. In the long term, TORM has an target to achieve net-zero GHG emissions in 2050.

To support these goals, the entire TORM organization has specific KPIs on achieving this trajectory, and the impact on the trajectory is included as a decision-making criterion when assessing fleet renewal options.



CO₂ Emission Pathways
SOURCE: IEA Energy Outlook 2024

Million tons of CO_2 per year

Legend: Hot House World — Delayed Transition — Net Zero



Oil Demand Forecast
SOURCE: IEA Energy Outlook 2024

Million barrels per day

Legend: Hot House World — Delayed Transition — Net Zero

The outlook for oil demand and traditional, refined products, such as gasoline and diesel, varies significantly across scenarios. Therefore, TORM monitors a number of "disruption indicators" which function as warning signs as to whether TORM's corporate strategy needs to be reconsidered, including our investment strategy in newbuildings. This risk and the disruption indicators are a reoccurring agenda item at every meeting of the Risk Committee.



Refer to G1 on Board of Directors committees

We are maintaining focus on the optimization and improvement of our existing fleet. This is namely about enhancing efficiency of our fleet by applying a broad set of operational and technical improvements. TORM has allocated more than USD 26m in capital expenditure for 2024 for this purpose.

In our efforts to obtain commercially viable and environmentally friendly results, we established a new position as Head of Commercial Decarbonization in 2022, a role that together with our Head of Technical Decarbonization will be pivotal in exploring and developing business opportunities with our customers, brokers, and industry stakeholders so that we can utilize the power of our integrated platform to reinforce our position as a leading product tanker owner.

Lastly, TORM supports broad industry cooperation to accelerate the decarbonization of shipping by joining industry groups such as the Mærsk McKinney Møller Institute for Zero-Carbon Shipping as a Mission Ambassador. TORM monitors the development of new fuels and associated technologies, and TORM aims to be part of shaping their development and deployment whenever this is commercially and operationally viable.



ESRS 2 IRO-1 Description of the Processes to Identify and Assess Material Climate-Related Impacts, Risks, and Opportunities

Identifying and Assessing Climate-Related Impacts, Risks, and Opportunities

See ESRS2 SBM-3 for a complete description of the process at TORM for conducting our climate resilience analysis, including the screening for actual and potential future greenhouse gas (GHG) emissions.

Climate-Related Physical Risks, in Particular Climate-Related Hazards and Our Exposure to These Hazards

See ESRS2 SBM-3 for a complete description of the process at TORM for the scope of TORM's climate strategy and business model resilience.
See ESRS2 SBM-3 a complete description of the climate scenarios used by TORM to conduct our climate resilience analysis.

Climate-Related Transition Risks and Opportunities, in Particular TORM's Exposure

TORM has conducted a climate-resilience scenario analysis with three bespoke climate scenarios. The scenario analysis identified four financially material climate-related risks and three financially material climate-related opportunities, all of which are described in the tables on the following pages.

Risks and Opportunities

Our three bespoke climate scenarios were combined with short,medium, and long terms designated as 2025, 2030, and 2050, respectively.

In the scenarios, we took TORM's full value chain into consideration, including upstream oil and gas production, refining, and downstream customer demand. MET is currently not included in our scenario analysis.

We also examined production and demand for renewable energy fuels and technologies, including biofuels, hydrogen, ammonia, and carbon capture utilization and storage.

Climate-Related Risks

All potential financially material climate-related risks are transition risks, none are physical risks.

Risk Severity in Scenarios

#	Type	Climate-Related Risks	Main Impact(s)	1.5 °C	1.8 °C	3-4 °C	Strategic Actions to Mitigate Risks
Risk 1	Market Risk	**Declining Demand for Oil and Gas** Demand for oil products would decline significantly in the Net-Zero 2050 scenario and rapidly after 2030 in the Delayed Transition scenario, mainly due to the electrification of transport.	Decreased demand/revenue Decreased asset value	High	High (delayed)	Lower	• Revenue diversification into transport of renewable fuel types (see opportunity 1) (specific metrics added) • Seafarer competencies improved to handle chemical transportation to meet the chemical distribution requirements • Monitoring of a number of "disruption indicators" • Strong opportunity for higher asset utilization due to vessel supply shortage (see opportunity 3) • Apply modest financial gearing and operate in a lease structure to remove asset value risk
Risk 2	Reputation	**Higher Cost of Capital and Reduced Access to Capital** Withdrawal of banks from the sector and a more limited pool of investors over time, resulting in more expensive debt/equity financing. TORM's banks are signatories to Poseidon Principles, thus obliged to reduce emissions.	Reduced access to and higher cost of capital Inability to grow the business or maintain the current average fleet age	High	High (delayed)	Lower	• Revenue diversification into transport of renewable fuel types (see opportunity 1) • Maintaining a conservative capital structure profile and have access to multiple funding sources • Decarbonizing fleet faster than required by IMO by 2030 to remain investable as transition company
Risk 3	Emerging Regulation	**Carbon Price Regulations** IMO has announced that a global carbon regulation is expected to be agreed in 2025 with implementation from 2028. Tax level is currently unknown.	Increased operating cost (bunker and carbon tax) Decreased asset value (if not decarbonized)	High	High (delayed)	Lower	• Decarbonizing fleet faster than required by IMO by 2030 to ensure competitiveness in a declining market • Carbon tax will be incorporated into the market rate and thus exposure only if emissions from TORM vessels are higher than the "average vessel" of competitors
Risk 4	Technology	**Decarbonization of Vessels** In the Net-Zero 2050 and the Delayed Transition scenarios, decarbonization of TORM's fleet would be required to meet customer and regulatory requirements. The diversity of alternative fuels and technologies increases the risk of selecting the wrong technology.	Increased CAPEX to decarbonize the fleet Stranded assets due to selecting the wrong technology Increased operating cost (alternative fuels)	High	High (delayed)	Lower	• Decarbonizing fleet faster than required by IMO by 2030 to ensure competitiveness in a declining market • Focus on using known solutions to decarbonize fleet and delaying investments until fuel technologies are de-risked and adopted at industry level • Participating in industry decarbonization groups, such as the MMM Center for Zero Carbon Shipping

Climate-Related Opportunities

Opportunity in Scenarios

#	Type	Main Impact(s)	Main Impact(s)	1.5 °C	1.8 °C	3-4 °C	Strategic Actions to Mitigate Risks
1	Market	**Diversification into Transport of Low-Carbon Fuels** Demand for transport of low-carbon fuels would increase under the Net-Zero 2050 and the Delayed Transition scenarios. This includes biofuels, green methanol, liquid hydrogen, and hydrogen-based fuels such as ammonia There are significant similarities between the business model, customer segments, and vessel operations for transporting these new products and TORM's existing business	Opportunity to diversify revenue into these new and growing markets In particular, 67% of TORM's fleet is already able to carry biofuels and 9% of TORM's fleet carry is able to carry methanol	✓	✓	(✓)	• Pursuing opportunities within the biofuel market to build a market position with the existing assets and capabilities • Upgrading a number of the current vessels to carry methanol, which will make us a large player in the segment • Investigating the opportunity to enter into the hydrogen and ammonia segments (this would require new and different types of assets) • Monitoring of a number of "disruption indicators"
2	Market	**Market Volatility Due to Extreme Weather** Across all three scenarios, the frequency and intensity of extreme weather such as tropical cyclones and storm surges will increase as compared to a world without climate change This will lead to more frequent disruption to refinery production, resulting in a higher frequency of market volatility	Opportunity to improve TORM's forecasting of these events and position our vessels to take advantage of the supply and demand imbalances that occur during periods of market volatility	✓	✓	✓	• Investing in vessel positioning tools, voyage optimization, and BI setup • Predictive analytics and AI to better forecast these extreme events and have our vessels positioned to take advantage of this
3	Market	**Higher Utilization Due to Supply Shortage** Across all three scenarios, it is expected that investments in newbuildings will be limited due to reduced access to capital, uncertainty relating to the transition of shipping to new fuel types, and uncertainty relating to future demand for oil products Except for the 1.5C Net-Zero 2050 scenario, it is, however, expected that the demand for oil products will remain high in the medium term	Opportunity for higher asset utilization of the existing fleet due to supply/demand imbalance in the short to medium term	(✓)	✓	✓	• Monitoring of a number of "disruption indicators" to assess the likelihood of the opportunity materializing • Remaining exposed to the oil and liquids segment in the medium term to capture the opportunity whilst diversifying revenue in the longer term

✓ Opportunities exist

(✓) Limited opportunities

E1-2 Policies Related to Climate Change Mitigation and Adaptation

Policies to Manage Material Impacts, Risks, and Opportunities Related to Climate Change Mitigations

TORM is committed to contributing to reducing climate change to align with the Paris Agreement. TORM is committed to achieving our target to have net-zero GHG emissions from operating our fleet in 2050. During 2024, TORM also added an additional target for absolute Scope 1, 2, and 3 GHG reduction.

TORM's environmental policies include commitment approaches to combating climate change. Our policy is also a part of our Business Principles. All employees are required to confirm in writing that they have read and understood the Business Principles. In addition, all of TORM's owned vessels are ISO-14001 certified which emphasizes TORM's management commitment to environmental impact management from climate change mitigation to waste management.

As our policy has a target commitment based on the IMO strategy which has the Paris Agreement as one of its guiding principles. Our ambitious target helps to manage three identified risks including higher cost of capital, carbon price regulations, and decarbonization of vessels.

For the risk of declining oil and gas demand, TORM has no policies to address this. However, we respond to the risk with our business strategy.

How Our Policies Address Climate Change Mitigation and Adaptation, Energy Efficiency, and Renewable Deployment

TORM's policy addresses climate change mitigation with our ambitious target that is aligned with the IMO guideline. TORM plans to reach our targets with energy efficiency projects as well as fleet renewal including the usage of zero emission vessels.

TORM does not have an adaptation policy. TORM does not have a renewable deployment policy. Please see our Environmental Protection Policy in the G1-section for more information.

E1-3 Actions and Resources in Relation to Climate Change Policies

Actions and Resources Related to Climate Change Mitigation

TORM intends to mitigate climate change by utilizing our transition plan. Our transition plan towards 2030 entails three main categories:

- Fleet renewal
- Biofuels
- Energy efficiency initiatives

For resources allocated to our decarbonization levers and our transition plan, refer to E1-1 for additional details. In addition, TORM has emphasized the importance of climate change mitigation by making CO_2 reduction a KPI for all of our employees.

Climate Change Mitigation Actions Presented by Decarbonization Lever

TORM's current decarbonization levers are presented in E1-1. TORM's future decarbonization plan follows TORM's transition plan as mentioned under E1-1.

Achieved and Expected GHG Emission Reductions

	Unit	2024	2021
AER	Ratio	4.69	5.05
Number of vessels in total shipping fleet	Number	94	84

	Unit	2024	2021
Scope 1 GHG	Metric tons	1,594,793	1,081,027
Scope 2 GHG	Metric tons	832	486
Scope 3 GHG	Metric tons	1,849,266	1,238,479
Total	Metric tons	3,444,892	2,319,991

[1] Gross market-based Scope 2.

For full overview of the reductions please refer to the table on page 80.

In 2024, TORM achieved an AER of 4.69, corresponding to a 40% reduction of the IMO's 2008 baseline for carbon intensity. The reduction is not reflected in our absolute emissions due to the increase in TORM's fleet size. The Annual Efficiency Ratio (AER) is a metric used in the maritime industry to measure the carbon efficiency of a vessel. It quantifies the amount of CO_2 emissions produced per unit of cargo-carrying capacity (deadweight tonnage, or DWT) over a distance traveled (nautical miles). This metric is expressed in grams of CO_2 per deadweight ton-mile ($gCO_2/dwt*nm$).

Monetary Amounts of CAPEX and OPEX Required to Implement Actions Taken or Planned

TORM includes our decarbonization lever investments as part of our Tangible Fixed Assets and Operating expenses in Note 3 - Segment in our Annual Report.

	USDm
Booked OPEX related to decarbonization initiatives	1
Booked CAPEX related to decarbonization initiatives	26

The listed values reflect what is booked for 2024. The expected CAPEX to reach our 2030 reduction target will depend on the future acquisition price of second-hand vessels towards 2030.

Key Performance Indicators and CAPEX Plan Required by Commission Delegated Regulation (EU) 2021/2178

TORM has identified taxonomy-eligible economic activities within its operations but has determined that no activities currently meet the technical screening criteria to be considered taxonomy-aligned. Therefore, the proportion of taxonomy-aligned turnover, CAPEX, and OPEX is 0% for the reporting period. Refer to page 84 for EU Taxonomy tables.

TORM has identified the activities in the Marine Engineering segment as non-eligible for the Turnover, OPEX, and CAPEX indicators.

Ability to Implement Actions Based on Resources

The estimation of financial investments required for retrofitting ships, adopting new technologies, and training staff is conducted as part of the yearly budget and business plan process in the fall of every year.

In recent years, a significant FTE increase has taken place in the Technical Division to accommodate the additional workload with further improving our energy efficiency across the fleet and ensure adequate resource allocation on the projects that were approved as part of the business plan and budget.

Funding for achieving our energy transition plan will be a combination of our cash flow from operations and standard bank financing. In the long term, there could potentially be a need to increase the ratio of bank financing to cash flow from operations.

With regards to the EU Taxonomy, TORM's investments are not targeted and not expected to meet the EU Taxonomy requirements the next upcoming years.



Metrics and Targets

E1-4 **Targets Related to Climate Change Mitigation and Adaptation**

How We Have Set GHG Emission Reduction Targets to Manage Material Impacts, Risks, and Opportunities

TORM has set a 2030 CO_2 intensity reduction target of 45% compared to IMO's original Tank-to-Wake 2008 baseline, which is 5%-points more ambitious than the industry-wide target set out by IMO. In addition, we also have a 2050 target of net-zero emissions. TORM is currently evaluating if we should amend our target methodology to Well-to-Wake to be in line with the recent IMO methodology change.

We have deliberately chosen not to split our targets between fuel efficiency improvements and incorporating low carbon technologies at TORM. We have opted for this approach because we consider that it is irrelevant as well as technically challenging to separate our emission reductions into these categories. We focus on capturing the combined result for carbon emissions in the reduction of fuel consumption.
The fuel reduction initiatives are tracked via the reporting of fuel consumption for the reporting period.

Further, TORM has set absolute targets for Scope 1 of ≤1,500,000 metric tons GHG emissions, Scope 2 of ≤600 metric tons GHG emissions, and Scope 3 of ≤1,200,000 metric tons GHG emissions for 2030. For 2050, TORM has set absolute targets of net-zero GHG emissions. As part of the target setting process, TORM has been in dialog with selected stakeholders.

The targets reflects the overall objective set in the policy of environmental protection. The targets are applicable for TORM.

Target	Unit	2030 Target	2050 Target
Carbon intensity reduction target	Percentage	45 %	100 %
Absolute Scope 1 GHG emissions	Metric tons CO_2e	≤1,500,000	Net-zero emissions
Absolute Scope 2 GHG emissions[1]	Metric tons CO_2e	≤600	Net-zero emissions
Absolute Scope 3 GHG emissions	Metric tons CO_2e	≤1,200,000	Net-zero emissions

[1] Market-based CO_2 emissions used for the Scope 2 target.

The data will be collected internally on a quarterly basis and reviewed by the Senior Management Team in order to track the ongoing progress.

GHG Emission Reduction Targets Presented for Scope 1, 2, and 3
Ensuring Relevance of Baseline Value Against Which Progress Is Measured
At TORM, we use a 2021 baseline year for our absolute Scope 1, Scope 2 and Scope 3 GHG emissions.
For our CO_2 intensity reduction target, we use the year 2008 as the base year, which is the international shipping standard adopted by the IMO Strategy on Reduction of GHG emissions from ships.

Takeaways for Development in Scope 1, 2, and 3

In 2022, the value chain was mapped and a screening of all 15 categories was performed based on five criteria, according to which we considered the number of emissions, the degree of influence we have, associated risks, importance to our stakeholders, and if the activity is performed in-house or not.

A screening of the categories is conducted yearly, so far with the result of the same categories in scope based on a minimum threshold. Refer to page 81 for categories scoped for reporting.

Change in Share of Primary/Hybrid Data

TORM focuses on improving our data quality by pursuing primary data. The proportion of primary data versus hybrid data increased from 92% in 2023 data to 95% in 2024.

The methodology used in this category for investment in new vessels is the lightweight method for calculating the GHG footprint. During 2024, TORM invested in fleet renewal and increased our fleet size by 12 vessels. This significantly impacted the overall Scope 3 calculation where Category 2 increased by 79% compared to 2023.

Takeaways on Scope 1

TORM's Scope 1 absolute GHG emissions for 2024 have increased compared to 2023 due to an increase in fleet size from 82 vessels to 94 vessels, and operating days increased from 30,605 to 32,855. In 2024, we increased our time charter out employment, which caused a shift of emissions from Scope 1 to Scope 3.

Takeaways on Scope 2

The Scope 2 absolute emissions mainly consist of electricity. From 2024, MET has been included hence the increase in emissions.

Takeaways on Scope 3

The majority increase of TORM's scope 3 absolute emissions is mainly due to TORM's fleet expansion in 2024.

Total Greenhouse Gas (GHG) Emissions

The total Greenhouse Gas (GHG) emissions for 2024 increased due to vessel investments, and fuel consumption from these new second-hand vessels. However, at the same time, we achieved a continuous reduction in the carbon intensity of our activities.

TORM's AER (Annual Efficiency Ratio) decreased from 4.93 in 2023 to 4.69 in 2024, which reflects that the fleet operated more efficiently in terms of lowering the CO_2 footprint of cargo transported per sailed nautical mile. By working together cohesively as one unit, we are able to harness synergies allowing us to optimize energy and fuel performance on board vessels.



Application of Science-Based Targets and Compatibility with Limiting Global Warming to 1.5°C

TORM's current target is science-based and developed using international and well established methodologies such as IPCC. TORM does not have an SBTi target because SBTi does not allow participation by companies where the main revenue is derived from the distribution of oil products. TORM's current target aligns with the Paris Agreement, but is not verified by an external party. Refer to the transition plan described under E1-1.

Expected Decarbonization Levers and Their Overall Quantitative Contributions to Targets Broken Down by Scope (1, 2, and 3)

For quantitative contribution to Scope 1, please refer to E1-1. No specific quantitative contributions have been accomplished yet.

Our Plan to Adopt New Technologies to Reach Targets

New technologies are continuously evaluated as part of our energy efficiency efforts to ensure that we reach our GHG reduction target. If the pilot projects that we conduct are deemed beneficial enough for improving our fleet wide energy efficiency, the projects will be implemented on a full-scale basis across our fleet. TORM is also following the future development of zero emissions vessels.

E1-5   Energy Consumption and Mix

The High Climate Impact Sectors Used to Determine Our Energy Intensity

The revenue from TORM and Marine Engineering is generated from high climate impact sectors.TORM is in section H - Transportation and storage. Marine Engineering is in section C - Manufacturing.

Reconciliation to Relevant Line Item or Notes in Financial Statements from Activities to High Climate Impact Sectors

The reconciliation of the net revenue used to calculate GHG intensity

	USDm
Net revenue used to calculate GHG intensity	1,559
Net revenue (other)	0
Total net revenue[1]	1,559

Energy consumption

		Unit	2024
Coal and coal products			
Crude Oil and Petroleum products	Heavy Fuel	MWh	3,668
	Low-sulfur heavy fuel	MWh	1,405
	Marine Gas Oil	MWh	1,146
	Petrol	MWh	13
Natural gas		MWh	0
Other fossil sources		MWh	0
Purchased or acquired electricity, heat, steam or cooling from fossil sources		MWh	2,064
Total energy consumption from fossil sources		**MWh**	**8,296**
Total energy consumption from nuclear sources		**MWh**	**0**
Renewable sources, including biomass, biofuels, biogas, hydrogen from renewable sources etc.		MWh	0
Purchased or acquired electricity, heat, steam and cooling from renewable sources		MWh	50
Self-generated non-fuel renewable energy		MWh	0
Total energy consumption from renewable sources		**MWh**	**50**
Total energy consumption		**MWh**	**8,346**
Renewable sources share of total energy consumption (%)		Percentage (%)	0.6 %
Percentage of fossil sources in total energy consumption		Percentage (%)	99.4 %

Energy Intensity per net revenue

	Unit	2024	2023[1]	Percentage
Energy intensity (total energy consumption per net revenue)[2]	MWh per million USD	5.35	4.60	16.30 %

[1] In 2023 the GHG emissions was not reported for MET hence not included for 2023. For 2024 TORM's standalone energy intensity would be 4.84.

[2] Refer to Note 3 - Segment income statement for revenue used for the calculation.

E1-6   Gross Scopes 1, 2, 3, and Total GHG Emissions

GHG Emissions, milestones and targets	Retrospective				Milestones and target years			
	2021	2023[2]	2024	Percentage	2025	2030	2050	Annual % target / Base year
Scope 1 GHG emissions								
Gross Scope 1 GHG emissions (tCO2eq)	1,081,027	1,558,254	1,594,793	2 %	N/A	≤1,500,000	0	(4)%
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)		0	4 %					
Scope 2 GHG emissions								
Gross location-based Scope 2 GHG emissions (tCO2eq)	N/A	N/A	502	N/A	N/A	N/A	0	
Gross market-based Scope 2 GHG emissions (tCO2eq)	486	506	832	64 %	N/A	≤600	0	(3)%
Significant scope 3 GHG emissions								
Total Gross indirect (Scope 3) GHG emissions (tCO2eq)	1,238,479	923,784	1,849,266	100 %	N/A	≤1,200,000	0	— %
1 Purchased goods and services	132,146	73,442	93,572	27 %				
2 Capital goods	702,107	648,901	1,162,462	79 %				
3 Fuel and energy-related Activities (not included in Scope 1 or Scope 2)	117,856	163,950	341,959	109 %				
4 Upstream transportation and distribution		0	0					
5 Waste generated in operations		0	0					
6 Business traveling	14,090	7,885	10,524	33 %				
7 Employee commuting		0	0					
8 Upstream leased assets		0	0					
9 Downstream transportation		0	0					
10 Processing of sold product		0	0					
11 Use of sold products		0	89,768					
12 End-of-life treatment of sold products		0	0					
13 Downstream leased assets	272,280	29,606	150,981	410 %				
14 Franchises		0	0					
15 Investments		0	0					
Total GHG Emissions[1]								
Total GHG emissions (location-based) (tCO2eq)	N/A	N/A	3,444,561	N/A	N/A	N/A	0	
Total GHG emissions (market-based) (tCO2eq)	2,319,991	2,482,544	3,444,892	39 %	N/A	≤2,700,600	0	(2.0)%

[1] Aligned with ESRS 1 §62-§67, including the GHG emissions in accordance with the extent of our operational control.

[2] In 2023 the GHG emissions was not reported for MET hence not included for 2023. For 2024 TORM's standalone tCO$_2$e for Scope 1 is 1,594,790, Scope 2 is 560 and Scope 3 is 1,747,235.

In TORM, we do not have any biogenic emissions.

Greenhouse gas (GHG) emissions - Fleet	Unit	2024	2023	2022
CO_2 emissions, AER total fleet	$gCO_2e/dwtxnm$	4.69	4.93	5.15
CO_2 emissions, AER LR2	$gCO_2e/dwtxnm$	3.42	3.37	3.68
CO_2 emissions, AER LR1	$gCO_2e/dwtxnm$	4.36	4.40	4.73
CO_2 emissions, AER MR	$gCO_2e/dwtxnm$	6.00	6.14	6.09
CO_2 emissions, AER Handy	$gCO_2e/dwtxnm$	N/A	N/A	8.37
CO_2 emissions, EEOI total fleet	$gCO_2e/dwtxnm$	10.21	10.80	10.88
CO_2 emissions, EEOI LR2	$gCO_2e/dwtxnm$	7.71	7.94	8.13
CO_2 emissions, EEOI LR1	$gCO_2e/dwtxnm$	9.66	10.39	9.38
CO_2 emissions, EEOI MR	$gCO_2e/dwtxnm$	12.54	12.56	12.69
CO_2 emissions, EEOI Handy	$gCO_2e/dwtxnm$	N/A	N/A	21.29

Category	Included or excluded	Segment included as material
Category 1 Purchased goods and services	>1% - Included	TORM and Marine Engineering
Category 2 Capital goods	>1% - Included	TORM
Category 3 Fuel-and energy related activities	>1% - Included	TORM
Category 4 upstream transport	<1% - Excluded	Below threshold
Category 5 Waste generated in operations	<1% - Excluded	Below threshold
Category 6 Business Travel	>1% - Included	Always included for TORM
Category 7 Employee commuting	<1% - Excluded	Below threshold
Category 8 Upstream leased assets	<1% - Excluded	Assessed annually but no relevant activities for the financial year
Category 9 Downstream leased assets	<1% - Excluded	Not applicable. No sold products
Category 10 Processing of sold products	<1% - Excluded	Not applicable. No processing of sold products
Category 11 Use of sold products	>1% - Included	Marine Engineering
Category 12 EoL of sold products	<1% - Excluded	Not applicable. No EoL of sold products
Category 13 Downstream leased assets	>1% - Included	TORM
Category 14 Franchises	<1% - Excluded	Not applicable. No franchises
Category 15 Investments	<1% - Excluded	Assessed annually but no relevant activities for the financial year



Percentage of Scope 1 GHG Emissions from Regulated Emission Trading Schemes

As of 01 January 2024, TORM is subject to the European Union Emissions Trading System (EU ETS). For applicable every metric ton of CO_2 emitted, the reporting company has to surrender one EU ETS allowance (EUA). As the EU ETS is being gradually phased in and only relates to voyages with one or both legs in the EU, this does not cover 100% of TORM's emissions. 4.20% of TORM's 2024 Scope 1 GHG emissions have been covered by the purchase of EUAs.

Reconciliation of Net Revenue Amounts (Used in Calculating GHG Emission Intensity) to the Financial Statements

GHG intensity per net revenue

	Unit	2024	2023[1]	Percentage
GHG emissions intensity, location-based (total GHG emissions per net revenue)	tCO₂e per million USD	2,209	N/A[2]	N/A[2]
GHG emissions intensity, market-based (total GHG emissions per net revenue)	tCO₂e per million USD	2,209	1,665	33 %

[1] In 2023 the GHG emissions was not reported for MET hence not included for 2023. For 2024 TORM's stand-alone GHG intensity for location-based is tCO₂eq per million USD 2,165 and market-based 2,165.

[2] Scope 2 was not reported for location-based in 2023.

Refer to Note 3 - Segment income statement for revenue used for the calculation.

E1-8   Internal Carbon Pricing

Internal Carbon Pricing Schemes

In 2024, TORM set up two internal carbon prices schemes. One used in connection with purchases and sales of vessels, and one in connection with investments in energy efficiency projects.

For purchases and sales of vessels, TORM uses a comparable internal carbon price where the fuel consumption of the vessel subject is compared with the existing fleet of the relevant tanker segment (i.e., LR2, LR1 or MR), and where an internal carbon price is applied to the difference in consumption.

In addition, TORM uses a shadow carbon price for all our energy efficiency investment cases being applied on our vessels.

Both of the internal carbon pricing schemes have been implemented with the purpose to further accelerate TORM's green energy transformation.

Scope of the Internal Carbon Pricing Schemes

The scope of the activity includes all vessel purchases and sales as well as energy efficiency projects on a global scale for TORM plc.

Carbon Prices Applied According to the Type of Scheme

For the vessels purchases and sales investment decisions, an internal carbon price of USD/t carbon 100 is applied to fuel consumption difference between the vessel subject and the average fuel consumption of TORM's existing vessels in that segment.

TORM also uses a shadow carbon price of USD/t carbon 100 for energy efficiency projects. This price is equivalent to the carbon cost for vessels trading intra Europe in the period 2026-2029 (EU ETS and Fuel EU Maritime). At the moment, TORM considers this price level relevant as these are the concrete elements that potentially can impact TORM in the near future. TORM is continuously monitoring if changes to this price level are needed.

TORM's internal carbon pricing scheme includes gross Scope 1 greenhouse gas emissions but not Scope 2 and 3.

E1-9   Anticipated Financial Effects from Material Physical and Transition Risks and Potential Climate-Related Opportunities

TORM has chosen to utilize the phase-in allowance to exclude the anticipated financial effects from potential climate impacts, risks, and opportunities as required in E1-9.

EU Taxonomy Reporting in 2024

EU Taxonomy

The EU Taxonomy is a classification scheme established by the European Union to provide transparency into a company's activities. It defines what constitutes an environmentally sustainable economic activity, according to EU defined criteria. The purpose is to assess whether a business activity substantially contributes to one of the EU's six environmental objectives. An activity is considered eligible if the activity has the potential to contribute.

The six environmental objectives outlined in the EU Taxonomy are climate change mitigation (Regulation EU 2020/852 Annex 1), climate change adaption (Regulation EU 2020/852 Annex 2), sustainable use of water and marine sources, circular economy, pollution prevention, and a healthy ecosystem (Commission Delegated Regulation EU 2023/2486).

Technical Screening Criteria for EU Taxonomy

TORM's activities that relate to chartering, maintaining, and operating vessels, including costs related to repairs and maintenance, are covered by the EU Taxonomy category '6.10 Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities'. We therefore assess TORM's activities to be eligible. The activities for the Marine Engineering segment are not considered eligible.

An activity is considered aligned when it contributes substantially to one or more of the EU's environmental objectives, does not significantly harm any of those objectives, and is carried out in compliance with minimum social safeguards.

In screening the eligible activities for EU Taxonomy alignment, we have concluded a non-alignment. TORM's assets are currently dedicated to the transportation of fossil fuels, which is explicitly deemed non-aligned by the environmental objective Climate change mitigation.

TORM is not in a locked-in position and is able to transport chemicals or biofuels, although this trade is considered immaterial. TORM's vessels cannot be considered as having a share of activities that are aligned according to the EEDI criteria and therefore, we have assessed that our operations are not considered aligned.

An assessment for DNSH (Do No Significant Harm) criteria and Minimum Safeguards was performed. Disclosure has not been provided, as TORM's activities are considered non-aligned with the EU Taxonomy.

In 2024, TORM is reporting on the EU Taxonomy for the three KPIs: Turnover (referred to as revenue), capital expenditure (CAPEX), and operating expenditure (OPEX).

 See TORM's EU Taxonomy Accounting Policy on page 100

EU Taxonomy Overview

EU TAXONOMY

First, the company must determine whether activities are eligible.



Then, alignment of the activities is assessed by reviewing if they:

Substantially contribute	Do no significant harm	Meet minimum safeguards
To minimum one of six below	To any of the other five below	



Environmental Objectives
1. Climate change mitigation
2. Climate change adaptation
3. Sustainable use and protection of water and marine resources
4. Transition to circular economy
5. Pollution prevention and control
6. Protection and restoration of biodiversity and ecosystems

OECD Guidelines for Multinational enterprises

UN Guiding Principles on Business and Human Rights

EU Taxonomy Tables

TORM's key performance indicators are listed in the tables below. TORM's activities are considered eligible but not aligned. The non-eligible activity consists of Marine Engineering. Proportion of TURNOVER from products or services associated with Taxonomy-aligned economic activities.

Financial year 2024				Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')									
Economic activities (1)	Code(s) (2)	Turnover (3) (USD m)	Proportion of Turnover (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity and ecosystems (16)	Minimum safeguards (17)	Proportion of Taxonomy-aligned (A.1.) or -eligible (A.2.) turnover, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
		USD	%	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	—%	%	%	%	%	%	%								%		
Of which enabling		0	—%	%	%	%	%	%	%								%	E	
Of which transitional		0	—%	%													%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (Not Taxonomy-aligned activities) (g)																			
Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	1,544[1]	99%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								1,491[1]		
Turnover of Taxonomy-eligible but not environmentally sustainable		1,544	99%														1,491		
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		1,544	99%																
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non-eligible activities		15	1%																
TOTAL (A + B)		**1,559**	**100 %**																

[1]See the Financial Review Section on page 26 for a detailed description of the development.

Turnover can be reconciled to Note 3 in the consolidated financial statements.

Proportion of CAPEX from products or services associated with Taxonomy-aligned economic activities.

Financial year 2024 / Economic activities (1)	Code(s) (2)	CAPEX (3)	Proportion of CAPEX (4)	Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')						Minimum safeguards (17)	Proportion of Taxonomy-aligned (A.1.) or -eligible (A.2.) CAPEX, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
				Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity and ecosystems (16)				
		USD	%	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
CAPEX of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	—%	%	%	%	%	%	%								%		
Of which enabling		0	—%	%	%	%	%	%	%								%	E	
Of which transitional		0	—%	%													%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (Not Taxonomy-aligned activities) (g)																			
Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	904	99%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								602		
CAPEX of Taxonomy-eligible but not environmentally sustainable		904	99%														602		
A. CAPEX of Taxonomy-eligible activities (A.1+A.2)		904	99%																
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CAPEX of Taxonomy-non-eligible activities		9	1%																
TOTAL (A + B)		**913**	**100 %**																

CAPEX can be reconciled to Note 3 in the consolidated financial statements.

Proportion of OPEX from products or services associated with Taxonomy-aligned economic activities.

Financial year 2024				Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')									
Economic activities (1)	Code(s) (2)	OPEX (3)	Proportion of OPEX (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity and ecosystems (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity and ecosystems (16)	Minimum safeguards (17)	Proportion of Taxonomy-aligned (A.1.) or -eligible (A.2.) OPEX, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
		USD	%	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y;N; N/EL (b,c)	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
OPEX of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	—%	%	%	%	%	%	%								%		
Of which enabling		0	—%	%	%	%	%	%	%								%	E	
Of which transitional		0	—%	%													%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (Not Taxonomy-aligned activities) (g)																			
Sea and Coastal Freight Water Transport, Vessels for Port Operations, and Auxiliary Activities	CCM 6.10	76	31 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL								64		
OPEX of Taxonomy-eligible but not environmentally sustainable		76	31 %														64		
A. OPEX of Taxonomy-eligible activities (A.1+A.2)		76	31 %																

B. TAXONOMY-NON-ELIGIBLE ACTIVITIES

OPEX of Taxonomy-non-eligible activities		169	69 %
TOTAL (A + B)		**245**	**100 %**

OPEX can be reconciled to Note 3 in the consolidated financial statements.

Nuclear and fossil gas-related activities for revenue, CAPEX, and OPEX.

Nuclear energy-related activities	Yes/No
The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	No
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	No
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	No

Fossil gas-related activities	Yes/No
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No





Pollution

In the E2 section, we dive into TORM's impacts, risks, and opportunities related to pollution. This covers both pollution to air and pollution to water. In 2024, TORM introduced new targets related to our emissions as well as a target to maintain a record of zero oil spills. These are elaborated under metrics and targets.

Impact, Risk, and Opportunity Management

ESRS 2 IRO-1

We have identified the following material impacts and risks related to pollution in the double materiality assessment described in IRO-1 in the ESRS 2 disclosure.

Pollution of Air
Fossil fuel combustion from TORM's vessel operations emits nitrogen oxides (NO_x), sulfur oxides (SO_x), and particulate matter (PM2.5 and PM10) into the atmosphere. These pollutants negatively affect the environment and human health. This adverse impact is inherent in our operations, systemic to the maritime sector, and occurs over the short, medium, and long terms.

Pollution of Water
TORM's operations may result in the pollution of water through oil or chemical spills. This can cause harm to the marine environment and to people. This negative impact occurs in TORM's own operations, is considered systemic to the maritime sector, and could potentially occur over the short, medium, and long term. Pollution of water through an oil or chemical spill may also result in a financial risk for TORM due to the cost of clean-up, fines, sanctions and/or lawsuits, reputational damage, and increased insurance premiums in the short and medium terms.

E2-1 Policies Related to Pollution

Policies to Manage Impacts, Risks, and Opportunities, and How the Policies Address the Mitigation of Negative Impacts Related to Pollution of Air, Water, and Soil
In TORM's Environmental Protection Policy, we commit to reducing our pollution to air and water with our reduction targets for SO_x, NO_x, and PM, along with a target for zero oil spills. Further information on the scope of the Environmental Protection Policy and how it is implemented is described in policies related to climate change in E1.

E2-2 Actions and Resources Related to Pollution

Pollution-Related Actions and the Resources Allocated to Their Implementation
TORM's operations are governed by national and international regulations including MARPOL, Annex VI for prevention of air pollution, Annex I for prevention of pollution by oil, and Annex II for control of pollution by noxious liquids.

Environmental Management System
All TORM's operations, vessels and technical organization are ISO-14001: 2015 certified, which is a standard for environmental management systems. The certification ensures three elements including Management's commitment to the environment, employees' recruitment and training, environmental policies and control procedures,

and environmental impact that should be annually audited by the Recognized Organization (RO). The implementation includes elements such as Management's commitment to the environment, employees' recruitment and training, environmental policies, and control procedures.

TORM is subject to annual internal and external audits in accordance with relevant regulations (ISM Code and ISO-14001:2015). The scope of audits includes assessment of environmental impacts, such as pollution to air and water, and mitigation measures to manage the risks.

Actions and Resources in Relation to Material Sustainability Matters

Our actions to reduce pollution to air are linked to actions performed to reduce CO_2 emissions. Refer to E1-2 for further details.

Our procedure for managing oil spill is documented in our Safety Management System (SMS), which can be accessed by all seafarers.

If an oil spill occurs, this will be handled according to our emergency procedures. As a minimum, this includes an announcement on the vessel to muster all crew members and the initiation to contain the spill. Mitigating actions to prevent oil from going overboard include draining spilled oil into an empty tank or slack tank. This event is reported by the captain to the company and the authorities as per local regulations.

To prevent oil spills, TORM makes sure that all crew members are trained and familiar with cargo and bunker handling procedures. In addition, we require that all equipment is tested and ready prior to sailing.



Metrics and Targets

E2-3 **Targets Related to Pollution**

Pollution-Related Targets, Including Information Requirements Defined in ESRS 2 MDR-T

Specification of Which Targets are Mandatory or Voluntary

The targets are voluntary, however, there is a mandatory target set by IMO for CO_2 emissions, which is linked to the emission of SO_x, NO_x, PM2.5, and PM10.

Topic	Unit	2030 Target	2050 target
SO_x	Metric tons	Reduce SO_x, NO_x, and PM2.5 and PM10 emissions from all TORM's operations by 8% by 2030	Net-zero emissions
NO_x	Metric tons		Net-zero emissions
PM10	Metric tons		Net-zero emissions
PM2.5	Metric tons		Net-zero emissions
Zero oil spills	Number	Zero oil spills according to the ITOPF definition	Zero Oil Spills According to the ITOPF definition

Pollution to Air

TORM has set the target to reduce SO_x, NO_x, PM10, and PM2.5 emissions by 8% by 2030 from all of TORM's operations, using 2024 as a baseline to track our progress.

Pollution to Water

TORM has set the target of zero oil spills to water according to the ITOPF definition, from 2024 ongoing.

How Targets Relate to the Prevention and Control of Air Pollutants

Refer to E1-4 for information on how our targets relate to the prevention and control of air pollutants.



E2-4   Pollution of Air, Water, and Soil

Pollutants Emitted Through Our Own Operations and Microplastics Used or Generated

Pollution to Air and Water

	Unit	2024	2023	2022
Pollution to air (Non-GHG Emissions)				
SO$_x$ emissions (Sulfur emissions)	Metric tons	1,830	1,322	1,785
NO$_x$	Metric tons	35,782	N/A	N/A
PM10	Metric tons	3,429	N/A	N/A
PM2.5	Metric tons	3,155	N/A	N/A
Pollution to water				
Number of uncontained oil and chemical spills (ITOPF definition)	Number	0	0	0
Aggregate volume of oil and chemical spills and releases to the environment	Cubic meters (M^3)	0	0	0

Data Collection Processes for Pollution-Related Accounting and Reporting

Pollution to Air
SO$_x$ calculation is based on the amount of bunkered fuel used multiplied with the percentage of a one-year historic weighted average of sulfur amount. The sulfur amount is adjusted if the vessel has a scrubber installed and the date when scrubber was installed. The bunker amount is collected where sulfur content is stated in the Bunker Delivery Note. The calculation is prepared annually at year end, and the calculation is performed for all vessels.

NO$_x$ calculation is based on the summation of main engine and auxiliary engines' power output using an energy-based emission factor. Emission factor is calculated using the Fourth Greenhouse Gas study methodology from IMO according to engine tier and engine speed.

Both engine tier and engine speed data are stored. An engine's power output data is based on power meters installed on vessels, which is reported in our internal cube. The calculation is performed for every engine on every vessel in the fleet annually.

PM10 calculation is based on summation of the main and auxiliary engines' output using energy-based emission factor. The emission factor is based on fuel type and fuel consumption from the Bunker Delivery Note recorded. An engine's power output is based on power meters installed on vessels and reported. PM2.5 calculation derived from calculation of PM10.

Pollution to Water
Oil and chemical spills are recorded immediately on vessels and via e-mail to the HSE manager. Information recorded includes the number of spills, volume of spills, how spills occur, corrective measures, and preventive measures.

E2-6   Anticipated Financial Effects from Pollution-Related Impacts, Risks, and Opportunities

Anticipated Financial Effects of Risks and Opportunities Related to Pollution
TORM has chosen to utilize the phase-in allowance to exclude the anticipated financial effects from pollution-related impacts, risks, and opportunities.



E4

Biodiversity & Ecosystems

In the E4 section of this Sustainability Statement, we cover biodiversity and ecosystems in relation to TORM's strategy, impacts, risks, and opportunities. We describe our metrics and targets in this area, where it is relevant to include again our goal to maintain a record of zero oil spills. TORM has the oil spill target for both E2 and E4 as we identify that oil spills are considered to be pollution to water (E2) and contamination to water (E4).

Strategy

E4-1 **Transition Plan and Consideration of Biodiversity and Ecosystems in Strategy and Business Model**

TORM's Strategy and Business Model Resilience in Relation to Biodiversity Risks

There is a potential regulatory risk posed by deterioration of biodiversity, which could translate into increased operating costs for TORM.

TORM's customers are:
- Crude oil producing companies
- Trading companies
- Refining companies

TORM's main suppliers are:
- Bunker producers
- Dry-dock operators (Dry-dock operators are excluded from our resilience analysis.)

Transition Risks
At TORM, we have identified our main transition risk in this area to constitute regulatory risk established due to deteriorating marine biodiversity. Increasing regulatory risks will potentially result in increased operating costs for TORM, including costs related to longer sailing distances around marine protected areas, speed reduction around marine protected areas, and increasing capital expenditure investments in equipment such as Ballast Water Treatment Systems (BWTS).

One example of regulations resulting from deteriorating biodiversity is a new project being designed by the IMO (International Maritime Organization) called GloNoise Partnership Project, which aims to address the issue of underwater noise from shipping industry. Once finalized, TORM expects financial impact to comply with such new regulations.

Currently, TORM follows regulations and local requirements. Our regulatory requirements include compliance with international regulations from organizations including but not limited to IMO (SOLAS, MARPOL, IHM), national regulations such as USA EPA (VGP), European EMSA (European Maritime Safety Agency), and local regulations such as CARB (California Air Resource Board) at berth regulation, and mandatory speed reduction measures such as the North Atlantic Right Whale Seasonal Management Areas (SMA).

We expect in the long term, operating costs may also increase for both customers and suppliers.

Based on our investigations of our top five customers in 2024, none of our customers are setting requirements for their suppliers with strong biodiversity solutions. On the supplier side, we identify our main suppliers as being bunker operators. We expect that increasing regulatory requirements for our suppliers and banks will increase costs for TORM.

Systematic Risks

At TORM, we expect that increasing requirements from regulatory bodies such as IMO as well as local requirements for shipping operators, customers, suppliers, and banks will be the main risks. Increasing requirements will most likely mean increasing operational costs and investment costs.

TORM is currently collaborating with Danish Shipping and the Baltic International Maritime Council (BIMCO) to investigate shipping industry impacts on marine biodiversity and mitigation measures.

The Scope of Our Resilience Analysis Across the Value Chain

TORM's resilience analysis covers our own operations, consisting of transportation of refined oil products. Our subsidiary MET is not included, based on the results of our materiality assessment.

Key Assumptions and Time Horizon

In our resilience analysis, we assume that TORM continues to operate in the business of transporting refined oil products, and that we do not materially change our suppliers, customers, fleet size, fleet composition, or sailing routes.

As there are constant changes in our regulatory frameworks regarding the environment, we deem it most appropriate to do a medium-term analysis for our resilience analysis, and we have based our analysis on a three-year perspective.

Results of our Resilience Analysis and Involvement of Stakeholders

We assess that the loss of biodiversity and ecosystems has no direct impact on TORM's operations, our suppliers, or our customers. However, there is a risk of indirect impact from increased regulations to preserve biodiversity. Regulatory pressure is expected to have an impact on TORM, our customers, and our suppliers. The pressure will increase operating costs and investment costs for TORM.

At TORM, we acknowledge that our operations have an impact on marine biodiversity. We comply with existing regulations from regulatory bodies such as the IMO. These regulations support the mitigation of contamination of water from oil and chemical spills and the carriage of alien species.

We also acknowledge that we have impacts on marine biodiversity from noise pollution and mammal collisions. Based on our current research, the severity of these impacts and effective mitigation measures are still unknown. We meet the requirements for speed reduction measures such as the North Atlantic Right Whale Seasonal Management Areas (SMA). Investigating these impacts is a relatively new area for the shipping industry.

We are currently collaborating with Danish Shipping in order to further investigate in this area. TORM's Head of the Technical Division engages in the Technical Committee at Danish Shipping with regular meetings for knowledge sharing of the latest research for assessing the impacts and potential solutions of shipping industry on biodiversity.

ESRS 2 SBM-3

TORM's Material Sites in our Own Operations Related to Biodiversity Risks

Our onshore business covers ten office locations around the world. None of our offices are located in Protected Areas.

TORM's shipping business consists of global marine transportation operations. We report our operations in Particularly Sensitive Sea Areas (PSSAs), as shown in the table below.

During 2024, TORM's shipping duration in marine protected areas decreased from 654 days to 570 days. This is driven by less exposure in the Mediterranean Sea due to the re-routing away from the Red Sea. TORM complies with the approved PSSA specific measures.



→ Our impacts from our general operations are discussed in detail in E4-1

Impact on Marine Protected Areas

Days	2024	2023
Shipping duration in marine protected areas or areas of protected conservation status[1]	570	654

[1]Definition of shipping duration in marine protected areas or areas of protected conservation status has been changed during 2024 to be consistent with the SASB definition. Refer to Accounting Policy Section for E4.

Effects from Our Operations on Threatened Species

TORM operates globally, and we acknowledge that we have potential impacts on threatened species from our marine operations. The severity of the impacts is currently unknown.TORM is investigating further on this topic.

ESRS 2 IRO-1

Description of Processes to Identify and Assess Material Biodiversity and Ecosystem-Related Impacts, Risks, Dependencies, and Opportunities

Identifying Material Impacts, Risks, Dependencies, and Opportunities Related to Biodiversity and Ecosystems

TORM's locations are described in ESRS 2 SBM-3. Criteria used for assessing our impacts include only TORM's internal operations, specifically our marine transportation operations. We do not include biodiversity impacts from our customers and suppliers for our 2024 Sustainability Statement.

We have assessed our impacts on marine biodiversity using two methods:
- Literature reviews from sources including the IUCN World Conservation Congress
- Stakeholder consultations

In addition, we work closely with our Head of Voyage Optimization and our Business Intelligence team to determine appropriate definitions of Marine Protected Areas and conduct geofencing accordingly for automation of data collection. This allows us to identify our shipping duration in the Marine Protected Areas. Actual impacts from entering these areas cannot be assessed as it highly depends on our actions and conditions during sailing.

TORM's operations have the following impacts on biodiversity:
1. Contamination to water from potential oil and chemical spills (please refer to our disclosure in E2-Pollution)
2. Carriage of alien species
3. Noise pollution to mammals
4. Collisions with marine mammals
5. Contamination of water from anti-fouling paint

Dependencies on Biodiversity and Ecosystems at Site Locations and Assessment Criteria

At TORM, we assess our impacts from our onshore operations by mapping our office locations and Protected Areas to evaluate if our offices are located in the Protected Areas.

Transition, Physical, and Systemic Risks and Opportunities Related to Biodiversity and Assessment Criteria

At TORM, we identify physical risks, transition risks, and systemic risks by reviewing relevant literature and mapping risks within TORM's value chain. We review the websites and annual reports of our top five customers and suppliers to assess if they prioritize their biodiversity guidelines for upcoming years. We investigate relevant criteria from ESG rating agencies. In addition, we review our current regulatory requirements and assess the impacts on TORM. We conclude that regulatory requirements have impacts on both our operational and investment costs. We extrapolate this into our transition and systemic risks.

Affected Communities

Based on our double materiality assessment, we have concluded that TORM has no affected communities, vessels, offices, or businesses related to this topic.

Sites Located in or Near Biodiversity-Sensitive Areas

See information about sites and sensitive areas in shipping duration in the marine protected areas table.

The Necessity of Biodiversity Mitigation Measures

At TORM, we acknowledge that our operations have an impact on marine biodiversity. We are continuously evaluating the best way to mitigate our impacts.

Impact, Risk, and Opportunity Management

E4-2 Policies Related to Biodiversity and Ecosystems

Policies Related to Biodiversity and Ecosystem Impacts, Risks, Opportunities, and Dependencies

At TORM, we have our Environmental Protection Policy and Compliance Program in addition to our Business Principles, further described in G1-1. The policies are enforced by our Senior Management Team. Our policy is also a part of our Business Principles. All employees are required to confirm in writing that they have read and understood the Business Principles.

With these policies, we aim to prevent environmental issues including CO_2 emissions and prevention of oil and chemical spills. The essence of our Environmental Protection Policy and Compliance Program is to exercise constant care in our operations and continually improve our environmental performance beyond compliance and legislation. Employees who fail to comply with our Environmental Protection Policy and Compliance Program are subject to disciplinary actions. All of our seafarers are subject to various training programs at different intervals.

Our Environmental Protection Policy and Compliance Program has four parts including general guidelines for employees to exercise caution towards the environment in all daily activities, a training program for all employees, an annual assessment for performance appraisal, and investigation guidelines.

With this policy in place, TORM's employees are trained to be aware of their actions towards the environment, observe all procedures and instructions in our Safety Management System (SMS), where TORM has environment related policies and procedures, report all deviations from procedures and instructions, and identify opportunities to improve environmental performance.

Our Environmental Protection Policy and Compliance Program currently covers our impacts on water including oil and chemical spills and carriage of alien species. Please refer to our disclosure in E2 for information about oil spills. As described resilience analysis, we are investigating our impacts on marine mammals. As such, our current policy does not directly cover these impacts.

TORM complies with local requirements for speed reduction measures such as the North Atlantic Right Whale Seasonal Management Areas (SMA).

We acknowledge that biodiversity deterioration poses the risk of significant impact on our society. At TORM, we are establishing a governing body to assess our risks, potential mitigation measures, and monitor progress.

How our Policies Relate to Our Material Impacts, Risks, Dependencies, and Opportunities

TORM's operations are not impacted by deteriorating marine biodiversity. Our physical and transition risks are described in detail in E4-1.

How Our Policies Support Traceability of Products and Materials, Production in Material Areas, and Social Consequences in Relation to Biodiversity

See more information about our policies in relation to biodiversity and ecosystems.

Our Adoption of Policies to Protect Biodiversity and Ecosystems Covering All Operational Sites

TORM's Environmental Protection Policy covers all of our operations including our ten offices and our entire fleet of vessels. TORM has currently not adopted sustainable oceans policies. The area is still nascent to us, and we are investigating further actions.

Our vessels are governed by regulatory and local requirements to mitigate our impacts on marine biodiversity. Regulatory requirements and local requirements are described in detail in E4-1.

E4-3   Actions and Resources Related to Biodiversity and Ecosystems

Key Actions and Resources

TORM's environmental protection actions are governed by four layers, consisting of two external layers and two internal layers. External layers include regulatory requirements, from bodies such as the IMO, and our voluntary ISO-14001 certification, which subjects TORM to audit procedures. All TORM's vessels are ISO-14001 certified.

Our internal layers are TORM's Environmental Protection Policy and Compliance Program and TORM's Business Principles. See E4-2 for more information about our policies in relation to biodiversity and ecosystems.

TORM implements the following actions to mitigate our impacts on marine biodiversity:

All TORM's vessels are designed according to regulatory requirements. Classification societies monitor vessel constructions to be in line with the IMO guidelines.

ISO-14001 certification and training ensure that our seafarers are trained to be compliant with and vigilant of procedures to minimize contamination of water including oil, chemical, and sewage discharges. In addition, contamination of water is regulated by MARPOL Annex I, Annex II, Annex IV, Annex V.

TORM has an internal Safety Management System (SMS) where specific procedures are provided to seafarers to follow to mitigate contamination of water from our operations. TORM records and reports oil and chemical spills in our database.

Ballast Water Treatment Systems (BWTS) are installed on 100% of our vessels to minimize carriage of alien species. This is required by the IMO.

TORM's vessels complies with the approved Particularly Sensitive Sea Area (PSSA) specific measures, if required to sail via the PSSAs. Approved PSSA entails specific measures including:
- Routing requirements
- Strict applications of MARPOL discharge
- Specific equipment for tankers and installation of Vessel Traffic Services (VTS)
- TORM follows PSSA requirements strictly when our vessels need to sail through the PSSA

TORM engages with peers and attends network sessions to obtain more knowledge on impacts and solutions.

We have one Senior Management Team member who attends networking sessions related to impact on marine biodiversity with Danish Shipping.

In addition, we strive to avoid sailing through the PSSA when determining our sailing routes, as stated in the TORM's Environmental Protection Policy. However, TORM complies with specific measures when transiting through the PSSA area. See further details in E4-3.

Other impacts that TORM has on biodiversity cannot be avoided, but only mitigated via our internal procedures, local guidance, and regulations.

Mitigation
Our mitigation actions are described in E4-3.

Biodiversity Offsets
TORM currently does not implement biodiversity offsets in our action plan as we need to investigate further into our impacts on marine biodiversity.

Percentage of fleet implementing ballast water exchange and treatment system

	2024	2023	2022
Percentage of fleet implementing ballast water: (1) exchange	— %	— %	12 %
Percentage of fleet implementing ballast water: (2) treatment	100 %	100 %	88 %

Mitigation Actions
TORM uses two approaches to minimize our impacts on biodiversity. These are avoidance and minimization.

Avoidance
TORM's ten offices are not located in Protected Areas.

During 2024, TORM expanded by opening a new office in Pune, India and moving to a new location in London, UK. At TORM, we evaluated whether our new office locations would be located in Protected Areas prior to signing our contracts.

Incorporating Local and Indigenous Knowledge and Nature-Based Solutions
TORM's Environmental Protection Policy does not incorporate local and indigenous knowledge and nature-based solutions in relation to biodiversity, as biodiversity is still relatively nascent for the industry. We are investigating further into this area.

Metrics and Targets

E4-4 Targets Related to Biodiversity and Ecosystems

Biodiversity and Ecosystem-Related Targets

TORM acknowledges that our operations have impacts on marine biodiversity. We have set targets to mitigate our impact on marine biodiversity for oil spills. We are working with Danish Shipping to investigate the extent of our impacts and mitigation measures for the remaining issues.

Oil and Chemical Spills

We target to have zero oil spills at any time globally (See more about the progress towards reaching our target in our SASB table and our E2 Pollution section).

At TORM, we have identified that one of our main potential impacts on marine biodiversity is contamination to water from oil spills. Of all the potential impacts that we have investigated, we have most insight into the actual impact of oil spills. For this reason, we selected this as our target.

Ecological Thresholds and Allocations Applied When Setting Our Targets

At TORM, we have set our targets based on the following:
- Literature reviews of impacts
- Engagement with operational stakeholders
- Feedback from the Senior Management Team and approval from the Board of Directors
- Current operational performance
- Financially viable solutions

Ecological thresholds are not incorporated into our process for settings targets. We have determined that this is not applicable for TORM based on our global operations.

How Our Targets Are Informed

Our target for having zero oil spills to seawater is aligned with Target 7 for 2030 in the Kunming-Montreal Global Biodiversity Framework, which was adopted during the fifteenth meeting of the Conference of the Parties (COP15).

How Our Targets Relate to the Biodiversity and Ecosystem Impacts Identified by TORM Across Our Value Chain

TORM's targets have no direct impacts on TORM's operations. However, our targets help minimize impacts from our operations, meaning they provide less exposure to financial, reputational, and regulatory risks.

Biodiversity Offsets in Setting Our Targets

TORM currently does not implement biodiversity offsets in setting our targets.

Mitigation Actions in Relation to Targets

TORM's targets of having zero oil spills has a purpose to minimize oil spills into the sea water from TORM's operations.

E4-5 Impact Metrics Related to Biodiversity and Ecosystems Change

Our Impact Metrics

At TORM, we acknowledge that our operations have impacts on the marine ecosystems of our sailing routes.

We have identified two main impact metrics. These are contamination to water from oil spills (See the SASB table and our E2 Pollution section) and the number of days sailed in Marine Protected Areas (See the SASB table and table in ESRS 2 SBM-3).

E4-6 Anticipated Financial Effects from Biodiversity and Ecosystem Related Risks and Opportunities

Anticipated Financial Impacts

At TORM, we have chosen to utilize the phase-in allowance to exclude the anticipated financial effects from biodiversity and ecosystems-related impacts, risks, and opportunities.

Accounting Policy

ESRS **E1 Climate Change**

Financial Resources allocated to action plan (OPEX and CAPEX)

Operating expenses (OPEX), which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred (refer to Note 1 under financial statements).

The capital expenditure (CAPEX) incurred relates to upgrading facilities, purchasing new technology, and other investments intended to enhance operational efficiency and support the transition objectives.

The OPEX and CAPEX related to the transition plan are approved annually as part of the overall budget by the Senior Management Team and Board of Directors as part of the budget.

Total Energy Consumption Related to Own Operations

All fuel used on board our vessels has been converted into energy based on fuel oil analysis results.

Total Energy Consumption for Vessels and in Production

Total energy consumption for vessels is calculated following TR-MT-110a.3 as a multiplication of consumption for each of the different fuel types by the lower calorific value as reported in the BDN, summarized, and converted to the unit of MWh. For records where bunkered fuel amount has been submitted without an associated lower

calorific value, a weighted average of lower calorific value for that fuel type for the year is used.

Total Energy Consumption from Fossil Sources

Same definition as for the metric Total energy consumption relate to own operations.

Heavy Fuel

All heavy fuel oil (HFO) burned on board the vessels.

Low-Sulfur Heavy Fuel

All low-sulfur heavy fuel burned on board the vessels.
Source: TPRS and sounding (linked to scope 1 reporting).

Marine Gas Oil

All Marine gas oil burned on board the vessels.

Petrol

Petrol is used by company cars for business travel.

Consumption of Purchased or Acquired Electricity, Heat, Steam, and Cooling from Fossil Sources

Electricity consumed indirectly in operating activities at the offices excludes London, Dubai, Delhi, Pune, and Houston offices. An allocation key based on either FTE or sqm occupancy is used when direct data for shared common areas is unavailable. The collection of data is based on the actual usage of each office, converted to MWh for reporting purposes.

Consumption of Purchased or Acquired Electricity, Heat, Steam and Cooling from Renewable Sources

Electricity consumed indirectly in the operating activities at the TORM Denmark offices is sourced from renewable sources. This information is based on the general declaration provided by the electricity supplier.

Fleet Size

The fleet size consists of owned and leased vessels as of December 31 2024.

AER

AER is a measure of efficiency using the total fuel consumption, distance travelled, and deadweight. The measure is defined as grams CO_2 emissions emitted by the vessels per deadweight-ton-nautical mile. AER includes emissions from both Scope 1 and Scope 3 Category 13. Deadweight is defined in accordance with the highest deadweight value available in the maximum load line certificate cross-referenced with the deadweight of a ship in water of relative density of 1,025 kg/m3 at summer load draught. Distance is defined as GPS distance recorded by the vessel. AER is affected by vessel size, speed, duration of waiting time, and port stays. AER for the fleet is calculated by summarizing the fuel emissions for the fleet and dividing them by the sum of the products of deadweight and distance sailed, multiplied by 1,000,000 to convert to g/dwtxnm unit.

Carbon reduction (AER)

CO_2 reduction percentage is based on AER calculated for the fleet which is adjusted for acquired second-hand vessels for a period of 12 months following take-over. The value of the AER is compared against the baseline. Baseline reference for carbon emissions reductions is calculated every year to adjust for the latest fleet composition, with the same exclusion applied. Deadweight for the year for which the AER reduction is determined is weighted by days in operation for every vessel used. The baseline is calculated by first determining the required AER for 2030 to achieve a reduction of 40%, by using the formula for the supply-based measurement of 2030 target and applying a reduction factor following the formula of required annual operational CII (MEPC 76/15/Add.2 Annex 12). Required AER is calculated following the CII reference line formula applying the 2019 Tanker specific reference line factors (MEPC 76/15/Add.2 Annex 11).

EEOI

EEOI is a measure of efficiency using the total fuel consumption, distance travelled, and cargo intake. The measure is defined as grams of CO_2 emissions per cargo-ton-nautical mile. EEOI is affected by vessel size, speed, cargo availability, duration of ballast voyages, waiting time, and port stays.

Deadweight Tonnage (Based on SOLAS II- 1A Reg 2-20)

Deadweight Tonnage is calculated as a sum of the vessels' deadweight present in the fleet at the time of reporting. A vessel's deadweight is defined in accordance with the highest deadweight value available in the maximum load line certificate cross-referenced with the deadweight of a ship in water of relative density of 1,025 kg/m3 at summer load draught.

Scope 1 Greenhouse Gas Emissions

This metric is the same as Gross Scope 1 Greenhouse Gas Emission from SASB table. CO_2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil according to IMO's conversion factor for emission per metric ton which includes fugitive emissions from CH_4 and N_2O on TtW basis using a 100 year GWP (global warming potential) as per IPCC's AR5. Emissions are calculated for each single vessel and then consolidated. Numbers under the Scope 1 data sheet have been collected on board our vessels or at our offices. The collection is based on actual usage. The vast majority of TORM's Scope 1 emissions are linked to vessel operations from our fleet. Due to the very limited share in our total emissions, emissions from company cars have not been included.

TC in (voyages time chartered in < 90 days) are considered within our operational control and are included in Scope 1.

The TC out (voyages time chartered out > 90 days) are considered outside our operational control.

The TC out on-hire days are excluded from the population and added under Scope 3 category 13.

Gross Location-Based Scope 2 Greenhouse Gas Emissions

CO_2 emissions have been calculated based on the consumption of acquired electricity and heating following the emission factors from various sources. For TORM we used the AIB, European Residual Mixes 2023 - Production mix (CO_2 only). For Singapore, we used the EMA, 2022 Grid average emission factor (OM). For TORM Cebu, Manila, and Mumbai, we used IEA 2023 data for electricity. Additionally, for TORM heating in Denmark, we referenced the IEA 2023 Miljødeklaration for the conversion factor for emission per metric ton for district heating. Emissions are calculated for each office and then consolidated.

Gross Market-Based Scope 2 Greenhouse Gas Emissions

CO_2 emissions have been calculated based on the consumption of acquired electricity and heating following the emission factors from relevant sources. For TORM we used the AIB, European Residual Mixes 2023 - Residual mix (CO_2 only). For TORM Singapore, Cebu, Manila, Mumbai and MET China, the same emission factors as location-based are used due to the absence of a Residual mix. Similarly, for TORM heating in Denmark, location-based emission factor is also applied. Emissions are calculated for each office and then consolidated.

Gross Scope 3 Greenhouse Gas Emissions

CO_2 emissions generated from activities not owned or controlled by TORM, that we indirectly affect in our value chain. Scope 3 emissions are calculated using a mixed approach where spend-based data as well as supplier-specific and/or activity-based data is used, and where the relevant emission factors are applied. We use a variety of data sources for these emission factors where the key sources are DEFRA, GLEC, Thrust Carbon Methodology, IMO, and Exiobase.

From 2024, all entities are included in the Scope 3 reporting including Marine Engineering. The data reported in 2024 for Marine Engineering is for 2023. ESG metrics follow the below boundaries unless otherwise specified:

- Owned and leased vessels (incl. third-party technically managed vessels)
- Employees in offices
- Crew onboard vessels
- All TORM offices around the world
- Spend-based emission factors are in EUR

Greenhouse Gas Emissions

Scope 3: Indirect upstream and downstream emissions from third-party activities and operational management services. Based on our materiality threshold of 1% following the GHG recommendations, TORM includes the following Scope 3 GHG categories in our reporting framework:

Purchased Goods and Services (GHG #1)
This category includes operating expenses, administration, port costs, and investments related to dry docking and vessel projects. Data has been categorized as either "Primary/Hybrid" or "Spend-based". The primary/Hybrid approach is where we know the actual quantities consumed combined with industry specific emission factors converted into emissions. "The "spend-based" approach is used where no primary data was available. For Marine Engineering this category mainly includes costs related to electrical machinery and equipment, iron and steel. For Marine Engineering 2023 is reported for 2024.

Capital Goods (CHG #2): CAPEX investments relating to the purchase of vessels or modifications on vessels. Vessel lightweight methodology is used to extract emissions data for purchase of vessels, and spend-based approach is used for vessel modification. Industry-specific emission factors are used to calculate emissions.

Fuel and Energy-Related Activities (GHG #3): This category includes upstream emissions associated with production and distribution of bunker fuel for our vessels. Specific quantity data is used for consumption of fuel oil and gas oil from own operations (metric tons) multiplied with industry specific average emission factor to calculate emission. Electricity and heating consumption for own operation are included with location based emission factors.

Business Travel (GHG #6): This category includes emissions from the transportation of employees in vehicles owned by third parties (such as airfreight, taxi) and hotel stay. Primary methodology has been used where detailed air travel data has been received by TORM's travel partners with average emission factors. Spend-based approach has been used for

hotel expenses with industry-specific emission factors used to calculate emissions.

Use of sold products (GHG #11): This category includes the sold scrubbers in 2023 by Marine Engineering. The estimated lifetime of scrubbers is 25 years. Based on this, the calculations of the sold scrubbers have been extrapolated.

The emission factors used come from GLEC v3.0 (2023) for heavy fuel oil (HFO) (sulfur 2.5%).

Downstream Leased Assets (GHG #13): This category includes emissions that occur during the operation of time-charters without operational control (TC out > three months/ TC in < three months). Specific quantity data is used for fuel oil and gas oil. The IMO Tank-to-Wheel (TTW) emission factors have been used to calculate emissions occurring during the operation of time-charters without operational control.

CO_2 emissions have been calculated based on the consumption of heavy fuel oil and marine gas oil according to IMO's conversion factor for emission per metric ton. Emissions are calculated for each single vessel and then consolidated. Emissions that fall under the Scope 3 category 13 are emitted by vessels that are on TC-out voyages for longer than 90 days, excluding the off-hire days.

EU Taxonomy Accounting Policy
Turnover
Turnover refers to the activities that generate revenue. Revenue associated with economic activities deemed eligible under the EU Taxonomy is classified as our turnover in the tanker segment.

CAPEX
CAPEX associated to economic activities defined in the EU Taxonomy consist of the following under tangible assets under the tanker segment 'vessels and capitalized dry-docking' and 'prepayment on vessels' after additions and disposals and before depreciation or any remeasurements. See Note 10 in the Consolidated Financial Statements.

OPEX
OPEX associated with economic activities deemed eligible under the EU Taxonomy is classified under the tanker segment and constitutes of our OPEX under the tanker segment, which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred. Refer to Note 1 in the financial statements for further details.

For operating expenses, TORM uses an allocation key of 10% for seafarers wages related to repair and maintenance. The allocation key is based on interviews with key, senior personnel.

Energy Intensity per Net Revenue
Energy intensity per net revenue is calculated by dividing total energy consumption (Scope 1 and Scope 2 energy consumption in MWh) by total net revenue. The net revenue is derived from the company's audited financial statements, specifically Note 4 - Revenue from Contracts with Customers. For the year 2023, only TORM numbers are included. Consequently, only the revenue from the tanker segment is used to calculate energy intensity.

Reconciliation of the Net Revenue Used to Calculate GHG Intensity
Consolidated net revenue used as the denominator in calculating GHG intensity metrics.

For the year 2023, only TORM numbers are included. Consequently, only the revenue from the tanker segment is used to calculate GHG intensity metrics. Revenue related to MET is classified under Net Revenue (Other) to ensure that the total revenue reconciles with Note 4 - Revenue from Contracts with Customers in the financial statements.

For 2024, the consolidated revenue for TORM and MET is reported. Accordingly, the total consolidated revenue is used to calculate GHG and energy intensity metrics. As a result, Net Revenue (Other) is zero and the total net revenue will align directly with the figure reported in Note 4.

GHG Intensity per Net Revenue

GHG intensity per net revenue is calculated by dividing total GHG emissions (Scope 1, Scope 2, and Scope 3 GHG emissions in metric tons of CO_2e) by total net revenue. The net revenue is derived from the company's audited financial statements, specifically Note 4 - Revenue from Contracts with Customers. For the year 2023, only TORM numbers are included.

SASB — SASB Metrics

EEDI

EEDI value is the product of power installed, specific fuel consumption, and carbon conversion, divided by the product of available capacity and vessel speed at design load. The unit reported is grams of carbon dioxide per ton-nautical mile. EEDI is a measure for new vessels built from 2013 onwards. TORM reports an equivalent EEXI value as TORM has vessels built prior to 2013.

Number of Vessel Port Calls

Reported as the number of vessel port calls includes all Spot charter port calls and Time charter port calls, excluding canal transits in the reporting period. This data is based on port call registrations on the commercial platform VIP, utilizing its reporting feature.

Total Distance Travelled by Vessels

Reported as the sum of nautical miles travelled on owned or operated voyages during the reporting period.

ESRS — E2 Pollution

Pollution to Air

Sulfur Oxide (SO$_x$)

Sulfur oxide emissions are calculated as a multiplication of consumption for each of the different fuel types by the weighted average sulfur oxide content, summarized and converted to metric tons using the conversion factor of 1.955 (According to Fourth IMO GHG Study). For vessels that have a scrubber installed, the sulfur oxide content of High Fuel Oil (HFO) is set to a fixed value of 0.025%. For records where bunkered fuel amount has been submitted without an associated sulfur oxide content percentage, a weighted average of sulfur oxide percentage for that fuel type for the year is used. Sulfur oxide is reported in metric tons.

Nitrogen Oxide (NO$_x$)

Nitrogen Oxide emissions are calculated following TR-MT-120a.1. using the main and auxiliary engines' power output using an energy-based emission factor (Ef$_e$) in g pollutant/kWh. The emission factor is calculated using the 4th GHG study methodology, according to the engine tiers: Tier 1 NO$_x$ limit (17 g/kWh) or Tier 2 NO$_x$ limit (14.4 g/kWh), and rated speed of the engines, the data for which is available in class verified Supplement to the International Air Pollution Prevention Certificate (available for every vessel). The calculation is performed for each of the engines available on board, for every vessel in the fleet, and summarized for the final NO$_x$ emissions value. Nitrogen oxide is reported in metric tons.

To calculate the NO$_x$ emissions for the vessels where shaft power meters are not installed, and therefore no power output is recorded, an average power output of the vessels with power meters for the vessel type will be applied, and emissions will be calculated basis those figures.

Particulate Matter (PM10)

Following the TR-MT-120a and IMO 4th GHG study, particulate matter is calculated using an emission factor (Ef$_e$) in g pollutant/kWh and fuel consumption per fuel type and machinery. The emission factor is calculated based on the fuel type, its sulfur oxide content, and the main and auxiliary engines' SFOC, using the methodology provided in the Fourth GHG study. PM 10 is reported in metric tons.

Particulate Matter (PM2.5)

Following ESRS E2-4 and IMO 4th GHG study, Particulate Matter 2.5 (PM 2.5) is calculated as 92% of PM10. PM2.5 is reported in metric tons.

Pollution to Water

Aggregate Amount of Oil and Chemical Spills

Oil spills are reported when there are leakages of oil to water greater than 9.46 cubic meters. Based on ITOPF spill categorization of > 7 metric tons, we use a standard factor of 0.740 (based on products we usually carry) to convert metric tons into cubic meters. We report the total volume of spills as the estimated aggregate volume of all spills.We do not net the amount of such material that was subsequently recovered, evaporated, or otherwise lost. The amount of oil spilled is based on discrepancies between the expected amount of oil and the actual amount of oil. Aggregate amount of spills is reported in cubic meters (M^3).

Number of Oil and Chemical Spills

Number of oil spills is reported based on leakages of oil to water greater than 9.46 cubic meters which is aligned with the ITOPF definition.

ESRS **E4 Biodiversity**

Shipping Duration in Marine Protected Areas

Marine Protected Areas include Particularly Sensitive Sea Areas (PSSA) designated by the IMO. Vessels in the PSSA for at least 24 hours are considered as present one day. Shipping duration in Marine Protected Areas is reported in numbers of days. During 2024, we changed TORM's internal definition of Marine Protected Areas to be consistent with the SASB standard. This resulted in a reduction of number of days sailed in the Marine Protected Areas from 835 days reported in 2023 to 654 days.

Percentage of Fleet Implemented Ballast Water Treatment Systems

Ballast Water Treatment Systems (BWTS) are based on vessels that have a certificate from DNV, American Bureau of Shipping, or Lloyd's Register certifying that the vessels has BWTS installed in accordance with regulation D2. BWTS are reported in percentage of BWTS installed on vessels.

Percentage of fleet implemented ballast water treatment system is calculated based on numbers of vessels with BWTS over total fleet size.

Percentage of Fleet Implemented Ballast Water Exchange Systems

Ballast Water Exchange System are based on vessels that implemented D1 standard.
Percentage of fleet implemented ballast water exchange system is calculated based on numbers of vessels with ballast water exchange system over total fleet size.





Social

Introduction

TORM's Core Values and Culture

At the heart of TORM's Core Values is our commitment to people and their safety. Our commitment to people extends beyond our employees, but also to their families, communities, and the environment.

The One TORM platform is a key element in our people-centric way of working. With collaboration as a pillar of our success, we continue to focus on psychological safety for both office employees and our seafarers.

Our crew surveys show the importance of well-being and work-life balance initiatives. This year, we prioritized upgrades of our onboard accommodations and entertainment systems.

Engagement surveys for office employees confirm that our staff enjoy a strong sense of belonging.

TORM reiterates and reinforces our zero-tolerance towards harassment, and we continue to work with preventive measures to avoid stress at work.

Health, Safety, and Inclusion

The majority of our workforce consists of seafarers. Health and safety on board our vessels are therefore our primary focus. We are continuing our successful safety leadership program and our 'One TORM Safety Culture – driving resilience' program.

Joining forces with a strong network in the United Nations Global Compact, TORM participated in the 2024 Target Accelerator program focused on gender equality.

We aim to incorporate learnings from the program into our overall journey of celebrating a culture of diversity and inclusion at TORM. In 2024, we engaged our office-based leaders in unconscious bias training.

For our employees on vessels, we continue to participate in Danish Shipping's taskforce for more women at sea. We have incorporated ten recommendations into processes and procedures as best practice.

Supporting Our Communities

Taking action on our commitment to communities where we operate, TORM supports educational programs in the countries where we have many employees.

In the Philippines, the TORM Philippines Education Foundation (TPEF) carries out a range of projects from educational and career programs targeted at the maritime sector, to helping fulfill basic needs for equipment and facilities in rural schools.

In India, TORM partners with a selection of NGOs to improve school buildings and equipment and to help students attend school by paying for tuition, school supplies, and certain living expenses.

Inspired by colleagues in the Philippines and India, the TORM operational headquarters in Denmark launched a Responsibility Committee in 2024, enabling employees to organize community support projects. The first initiatives were launched in November 2024.



S1

Own Workforce

The S1 section is where we elaborate on our own workforce. We begin with an introduction to our strategy and a full description of our impacts, risks, and opportunities, where we clearly distinguish between the different types of workers at TORM. From there, the disclosure covers our metrics and targets. We have unique targets for our office employees and our employees at sea.

Strategy

ESRS 2 **SBM-3 Material Impacts, Risks and Opportunities, and the Strategy and Business Model**

Scope of Our Reporting on S1 and Types of Employees Subject to Material Impact

At TORM, we generally designate our own workforce as vessel-based employees, office-based employees, and production workers. The vessel-based employees are also mentioned as seafarers, offshore employees, employees at sea, etc. The office-based employees are also mentioned as shore-based employees.

In this Sustainability Statement, we write generally about all employees except where the process or circumstances differ between the groups of employees. In these cases, we specify that the information disclosed pertains to office-based employees, vessel-based employees, production workers, or specifically staff employed at subsidiary Marine Engineering (MET), mentioned as MET employees.

Vessel-Based Employees
We have two categories of vessel-based employees in scope. See below.
1. Full-time employees, also known as permanent employees. This refers to active seafarers that are on permanent contract as of the end of the calendar year. This refers to all seafarers, who are receiving pay, even if not onboard vessels.

2. Non-guaranteed hours employees. This refers to contract-based seafarers or contractors, which are all active seafarers per year-end that are not permanently employed. Some seafarers are employed through agencies.

Vessel-based employees are part of a pool, from which they can be scheduled to work on board our vessels. The seafarers on contract will automatically stay part of the pool after a voyage ends, until they resign, or until they are removed from the pool.

Office-Based Employees
We distinguish between five types of office-based employees. Four categories are in scope for the S1 section of our Sustainability Statement. See below.

1. Full-time employees (FTE). Employees on a full-time contract with TORM equal to a 1.0 FTE position.
2. Part-time employees. Employees on contract with TORM on a less-than-1.0 FTE. For example, a 30-hour per week position equaling a 0.8 FTE position. This concept is used only in Denmark.
3. Temporary employees. Employees on time-limited contracts.
4. Non-guaranteed hours employees. Student assistants/interns and employees paid by the hour.
5. Non-employees or consultants hired on external contract. TORM employs very few of this type of employee. In India, TORM refers to this concept as

"External Contract Employees". TORM has chosen to use the phase-in allowance to exclude this category in our reporting.

TORM´s office locations are divided into Denmark, India (Mumbai, Delhi, and Pune), the Philippines (Manila and Cebu), Singapore, United Arab Emirates, US, and UK.

MET Employees

At subsidiary Marine Engineering (MET), we employ office-based employees and production workers. Offices and production sites are located in Denmark and China (Jiaxing, Suzhou, Hong Kong).

We distinguish between three types of employees at MET. The definition of the categories is equivalent to TORM´s categories: Full-time employees, part-time employees, and non-guaranteed hours employees.These categories cover both office-based employees and production workers.

Material Negative Impacts in Scope for Our Employees

The material impacts, risks, and opportunities for the entire workforce at TORM relate to diversity (specifically female employees in leadership positions) and harassment, including measures taken against harassment. Both diversity and harassment can affect individuals in specific cases.

Vessel-Based Employees and Production Workers

The material risks and opportunities for our vessel-based employees relate to health and safety.

Health and safety can be considered widespread, as they concern most of the workforce (more than 3,500 employees at sea).

The salaries of vessel-based employees and production workers are regulated via CBAs and union regulations. As such, we assessed that adequate wages are not material for TORM, because we do not have full control over these salaries.

Office-Based Employees

The material risks and opportunities for our office-based employees relate to adequate wages and equal treatment, including equal pay. Both can affect individuals in specific cases.

Material Risks and Opportunities Arising from Impacts on Our Workforce

The material risks from impacts on TORM's workforce relate to our ability to attract and retain employees and meet the expectations of key stakeholders and legal requirements.

S1 Own Workforce Description	Impact, Risk or Opportunity
Adequate Wages In the case that TORM employees do not receive adequate wages, this could have an impact on the employee affected as well as general levels of engagement and motivation across the company.	Potential negative impact
Health and Safety Operating vessels entails an inherent risk to health and safety. In the case that proper training and safety procedures are not in place for operating a vessel or handling cargo, there is a risk to health and safety of employees.	Actual negative impact
Diversity The maritime industry has historically been a male-dominated industry. In the case that TORM does not address the topics of diversity, inclusion, equity, and belonging, this would have a negative impact on our employer branding and ability to attract new talent.	Actual negative impact
Harassment In the maritime industry, employees live together on board vessels for up to months at a time. In the case that TORM does not have measures against harassment, we would risk a hostile work environment with a potential impact on employee well-being and company reputation.	Actual negative impact
Equal Treatment Diversity in the workforce is believed to help provide a balance of voices and thought that inspires innovation and creativity. In terms of equal treatment, TORM focuses on equal pay in the Annual Report. In the case that TORM fails to provide equal treatment and equal pay to employees, we risk a negative impact on employer branding and company reputation.	Actual negative impact

Material Impacts on Our Workforce from Transition Plans Related to the Environment

TORM's workforce is not at risk of adverse impact from transition plans related to the environment. Over the coming years, we plan to focus on developing internal competencies to attract new employees and retain existing employees. Refer to E1 Climate Change for further details about our own transition plan.

Characteristics of Employees at Greater Risk of Harm

TORM is a global company, where people of many different nationalities work together. The maritime and manufacturing industries have historically been male dominated with female seafarers and workers underrepresented in the workforce.

This is also evident at TORM; however, we do not assess that the female employees are at greater risk of harm. TORM has internal procedures and policies that protect all employees, regardless of gender, and we have a zero tolerance policy on harassment. It is a priority at TORM to build and maintain a company culture characterized by physical and psychological safety.

Specific Groups More at Risk of Material Negative Impact

 Please refer to S1-1, where we describe the material negative impacts in scope for our employees, including which groups are at risk of which impacts

Impacts, Risks, and Opportunities

S1-1 Policies Related to Own Workforce

Policies to Manage Material Impacts on Our Workforce

At TORM, we have several policies addressing material impacts on and risks to our own workforce.

 For details about our policies, please refer to section G1

All company policies are available internally. At TORM, we designate safety and quality as particularly important. Employees are encouraged to prioritize the safety and well-being of themselves and colleagues. Management participates by establishing proactive safety and quality campaigns to support safe operations in offices and onboard vessels.

TORM's Health, Safety, and Security Policy is implemented through the processes described in TORM's Safety Management System (SMS) and Quality Management System (QMS). This policy applies to all of TORM's employees whose work relates to vessel operations.

TORM's Health, Safety, and Security policy and management are centralized at TORM's Head of HSSE who is responsible for daily operations, practices and trainings.

Human Rights Policy Commitments

At TORM, we operate in the maritime industry, which is highly regulated. TORM is compliant with regulations including the UK Modern Slavery Act and the IMO regulations. TORM's flag states Denmark and Singapore have rectified the Maritime Labour Convention (MLC) and have thereby incorporated the MLC's principles into their respective legislation. As such, TORM lives up to those principles, and this is also part of our DoC (Document of Compliance).

TORM is committed to people, and we are active members of the UN Global Compact. We believe that human rights are the foundation for good business. Our membership entails a pledge to respect international human rights and labor rights as described in the UN Global Compact's ten guiding principles.

 See more details in G1-1

The status of our staff in relation to human rights is vetted every year and per vessel. TORM has an extensive Safety Management System (SMS) describing the required procedures, globally, valid for every location. The SMS procedures are reviewed and updated regularly. TORM controls the process of hiring our own workforce.

Engagement with our Own Workforce

All employees are encouraged to contact their direct managers or Marine HR/People Department with any comments or concerns.

 Both TORM and MET have a whistleblower setup, further described in section G1-1

Vessel-Based Employees

TORM's Marine HR (MHR) department conducts a survey among a vessel's crews at the end of a voyage. Additionally, we conduct annual crew surveys to measure and gauge satisfaction among all of our seafarers. On each vessel, there is a dedicated crew member acting as employee representative. Our vessel-based employees based in Denmark have additional workers' representatives.

At TORM, we have continued our focus on gathering seafarers physically at seminars for junior and senior officers, and ratings. We do this to enhance the collaboration between our teams and support a successful onboarding process. We have found that information sharing works well online, while fostering relationships for certain types of learning and development is best achieved in person. We have implemented the two methods in conjunction.

TORM also had special focus in 2024 on leadership courses to prepare junior officers for future senior positions. Safety leadership is the main topic of this training, which also includes harassment training and objection management.

This helps us equip our next generation of leaders with the necessary tools and skills to move from technical tasks to generalist and leadership responsibilities.

Office-Based Employees
TORM hosts bi-annual or annual engagement surveys and quarterly town hall meetings for office-based employees where Management shares updates about company financials, strategy, specific project development, specific project introductions, and to receive feedback and comments from the employees.

MET Employees
Where possible, MET does have workers' representatives and unions in place. Workers' representatives hold quarterly meetings. Additionally, there are town hall meetings for all employees. The frequency of these meetings depends on the location.

Measures to Remedy Human Rights Impacts
The outcome of the engagement surveys, whistleblower cases, and other cases all include processes enabling us to take action. TORM's Safety Management System (SMS) covers procedures in case of impacts.

Policy Alignment with Recognized Instruments such as the UN Guiding Principles
It is an integral part of TORM's Business Principles to comply with the UN Guiding Principles and other human rights conventions. TORM furthermore complies with the Maritime Labour Convention (MLC), the UK Modern Slavery Act, and IMO regulations. All policies are approved at the highest executive management level, and the policies are accessible across the TORM organization. TORM's Business Principles and our Modern Slavery Statement are publicly available.

Workplace Accident Prevention Policy or Management System
TORM Employees, Not Including MET
All of TORM's operations, vessels, and technical organization are certified by the International Safety Management (ISM) Code, which is audited annually. The ISM code provides proactive risk management procedures and marine operational guidelines for TORM's Health and Safety Management System and ensures that TORM's employees and contractors have safe working conditions. TORM's Health and Safety Management System, which is compliant with the ISM code, shares the same objective as the ISO-45001 standard for managing occupational health and safety risks for an organization. The number of accidents is a KPI at TORM, and as such, has been measured and reported for multiple years.

In addition to annual audits of the ISM code, TORM's vessels are also subject to the Ship Inspection Report Programme (SIRE), which is governed by the OCIMF (Oil Companies Internation Marine Forum) and are used by charterers to ascertain safety standards of our vessels.

MET Employees
MET has quarterly safety meetings and accident prevention, and a management system to register accidents and a Safety Board to oversee the system and the circumstances. Annual meetings are in place.

Policies on Discrimination and Inclusion
TORM continues to reiterate and reinforce our zero tolerance towards harassment. Harassment is inconsistent with our policies and values, and we put extra focus on preventive measures. We also ensure that our employees have the right tools to handle such situations, along with the knowledge that it is not accepted by the company. All seafarers and office-based colleagues have participated in interactive training courses to understand different types of harassment, what to do if it occurs, and what tools are available to support them.

At TORM, it is our policy to work towards a diverse workforce irrespective of gender, religion, sexuality, nationality, ethnicity, or disabilities. A diverse workforce provides a balance of voices and thought that inspires innovation and creativity. TORM implemented a Diversity, Equity, Inclusion, and Belonging (DEIB) policy in the first half of 2024.

 Reference table of policies under G1 Business Conduct - TORM´s Policies

Our anti-harassment policy and the DEIB policy cover our commitments related to inclusion and positive actions for groups at particular risk of vulnerability in our workforce. There are detailed requirements from the employees in the DEIB policy as follows:

TORM expects from all employees that they:
- Contribute actively to maintaining a good working atmosphere by showing respect to colleagues.
- Commit to providing a safe and secure work environment.

TORM expects from all officers and managers that they:
- Encourage and support professional development for all our employees.
- Ensure that every employee is treated equally and evaluated according to qualifications.
- Identify and offer equal opportunities for our employees.
- Do not emphasize a person's gender, age, nationality, ethnicity, religion, disability, etc. in recruitment, salary adjustment, performance evaluation, career development, training, and dismissal.

Procedures for Policies on Preventing, Mitigating, and Acting on Incidents of Discrimination

The DEIB policy, anti-harassment policy, Whistleblower Charter, employee handbook, and Business Principles are communicated to the whole corporation. Every recruit receives the employee handbook and Business Principles during induction (onboarding training). Some policies need to be reviewed and signed annually by employees.

Vessel-Based Employees

We have a system for our seafarers, which dictates that employees at the captain level are re-trained on a set of our policies annually. This is tracked in our training system, and the captains commit to disseminating this knowledge to the crews.

S1-2 Processes for Engaging with Own Workers and Workers' Representatives About Impacts

How We Engage with Our Own Workforce

At TORM, we engage with our employees through team meetings, town hall meetings, surveys, our intranet, the One TORM mobile app, workers' representatives, trainings, and direct contact with supervisors, Management, Marine HR, or the People and HR Departments.

Throughout these touchpoints, TORM's Management conducts ongoing assessments of the impacts on employees, including in relation to human rights. It varies from country to country and depending on local legislation, whether or not employees are represented by a local organization such as a workers' council or workers' representatives.

How Decisions Are Influenced by Employee Perspectives, including Timing and Frequency of Engagement

Vessel-Based Employees

When Management makes decisions at TORM, the employee perspective is always considered. Workers' representatives help provide the perspective of seafarers to the rest of the organization. All seafarers can contact the head of Marine HR (MHR), local MHR leaders, vessel managers, crewing managers, and onboard representatives at any time. The frequency of this engagement varies, as it depends on the individual employee.

Office-Based Employees

Management incorporates the perspective of office-based employees via input given to managers, direct supervisors, and the People Department. Engagement occurs with varying frequency and direct engagement is always possible.

Function with Operational Responsibility for Engagement and Results

Vessel-Based Employees

The MHR department is an extensive department with many sub-departments responsible for different tasks related to seafarers. The Head of MHR has operational responsibility for the seafarers, as well as for ensuring that engagement between seafarers and office-based employees takes place to an adequate extent.

Office-Based Employees

The People Department at TORM is an extensive department covering multiple locations, responsible for all office-based employees. The Head of People has the operational responsibility for ensuring that adequate engagement takes place, and that the results inform TORM's approach.

MET Employees

At MET, the Management Team is responsible for engagement with the workforce, both for office-based employees and production workers, and they take responsibility for monitoring the results of this engagement.

Our Framework Agreements with Workers' Representatives related to Human Rights

Vessel-Based Employees

TORM operates in a governed marine industry. Vessels operated by TORM's crew fly Danish or Singaporean flag. Depending on nationality and flag-state of the vessel, seafarers are covered by collective bargaining agreements (CBA) or the seaman law. For all nationalities, it is possible to join a union. All changes in wages are communicated in writing.

Office-Based Employees

TORM is committed to human rights and refers to a variety of frameworks, as described in "Human rights policy commitments" and G1-1. All TORM employees are free to join workers' unions. All changes in wages are communicated in writing.

MET Employees

Where possible, MET does have workers' representatives and unions in place. MET is a Danish headquartered company under Danish leadership and functions under Danish regulations. All changes in wages are communicated in writing.

Effectiveness of Our Engagement with Employees

We use engagement surveys to assess engagement with employees. Based on the answer ratio, engagement is measured and compared to previous years. Based on scoring and answers/comments received from employees,

TORM's Management can measure the effectiveness of the engagement.

In locations where there are workers' representatives who hold meetings, the outcome of these meetings and the topics discussed provide input for the measurement of the effectiveness of the engagement.

Our Insights into Employee Perspectives Among Particularly Vulnerable Groups

As described in "Characteristics of employees at greater risk", TORM's workforce is affected by the same impacts and risks and no group of people are particularly vulnerable.

At TORM, we retrieve useful insights from bi-annual or annual surveys for office employees, and the annual engagement surveys as well as voyage surveys for the vessel-based employees. We also get insights from the yearly results of the whistleblower setup.

Vessel-Based Employees and Production Workers

While we do not categorize female seafarers or production workers as particularly vulnerable, TORM takes extra steps to accommodate female employees by carefully delegating them to vessels in pairs, as a specific extension of the TORM buddy program.

TORM employs many nationalities at sea, but it is not possible with the risk level of the seafarers' work to employ people with disabilities.

Office-Based Employees

In our offices, there is no risk in hiring employees with disabilities and TORM does not disqualify candidates based on any disabilities.

S1-3 Processes to Remediate Negative Impacts and Channels for Own Workers to Raise Concerns

Channels for raising concerns

 To learn more about how employees are encouraged to raise concerns, please refer to G1-1

Approach to Remediation in Case of Material Negative Impact and Assessment of Effectiveness

The effectiveness of remediation initiatives is assessed in the engagement surveys and when required with direct communication. This is done on a case-by-case basis. After an engagement survey is conducted and completed, the Management and the HR Departments (People Department or Marine HR Department) assess the need for action. If needed, they create an action plan with tasks and implement solutions based on the survey outcome. Where there are workers' representatives and they hold meetings, it is during these meetings, that the next steps of remediation are assessed on a case-by-case basis.

Specific Channels for Raising Concerns and Mechanism for Complaints

At TORM, we utilize the surveys, which are used to create an action plan. Read more about the surveys in "Engagement with our own workforce". TORM have a whistleblower setup, which is further described in G1-1 under "Raising Concerns" and in the following section below.

Effectiveness of the Channels for Concerns

The whistleblower reporting enables employees and external stakeholders to report existing or potential violations of laws or regulations. It is handled by a third-party service provider, a law firm. The documentation ensures that relevant perspectives of the employees can be effectively included in addressing and managing impacts. Additionally, we track issues internally, when raised in the engagement surveys, town hall meetings, and workers' representatives' meetings. Action plans are established where needed.

Assessment of Employee Trust in the Process for Raising Concerns

At TORM, the corporate culture is characterized by trust and safety, with particular importance given to physical and psychological safety. This is communicated on every platform and assessed in the engagement surveys.

The whistleblower setup is advertised on TORM and MET's respective websites (www.torm.com and https://meproduction.com/), on the TORM mobile app for internal use, and on the intranet. There are also boards onboard vessels advertising the program to seafarers. Marine management assesses continuously whether TORM is doing enough to keep seafarers informed of their options for raising concerns.

S1-4 Taking Action on Material Impacts on Own workforce and Risks and Pursuing Material Opportunities Related to Own Workforce

Our Action to Address Material Impacts, Manage Material Risks, and Pursue Material Opportunities

At TORM, we continuously develop measures and initiatives to prevent, mitigate, and remediate adverse impacts, and to create positive impacts. This work is a collaboration between relevant employees and departments in TORM, including Marine HR and People, employee representatives, managers, and executives across the organization.

We prioritize continuous information sharing with all employees via the intranet and the One TORM mobile application to raise awareness of ongoing projects and nurture the sense of belonging among employees.

Safety and LTAF Target-Related Actions
In 2024, TORM continued our safety program, known as the "One TORM Safety Culture: Driving Resilience" program, defines standards and expectations for excellent performance in safety. An ongoing aspect of this program is the continuous implementation of the Five Safety I's, which are behavioral principles that guide the work of all TORM employees, in offices and on vessels.

In 2024, TORM launched a new set of core values:
• Committed to people
• Pursuing innovation
• Always delivering

Safety is implicitly prioritized in the commitment to people, as committing to people includes their safety. Safety is explicitly mentioned in the supporting line of the third value, where it is stated that we are always delivering, without comprising on safety.

TORM also continued the "Safety Delta" tool in 2024. This tool consists of cycles where crews on TORM vessels can anonymously evaluate all aspects of the safety culture on board. The evaluation results are processed by office staff and used to create a report that the vessel then receives to review potential areas for improvement.

We conduct a variety of trainings throughout the year (both in person and online) for all types of employees to enhance safety awareness. For office employees and production workers, trainings are organized by HR and People Departments.

For seafarers, TORM has a dedicated training department. With the right trainings, TORM can ensure that both physical and psychological safety are ensured and that all employees meet company requirements. We believe that continuous safety training on board vessels and at production sites can enhance and raise safety awareness, in order to mitigate the inherent dangers of working on board a vessel or at a production site.

We perform reviews of employee and crew surveys and take actions where needed, to ensure that no problems are overlooked, and we position our leadership and training teams to properly engage with our own workforce.

Town hall meetings take place quarterly where we highlight the importance of safety and share progress and important ongoing projects with all employees. This helps enhance engagement with our own workforce, and strengthen engagement between Management and employees as well as between different departments.

Safety at TORM is measured as Lost Time Accident Frequency (LTAF). Read more about this measurement under our Accounting Policy in the Social section. The listed actions do not cover the full list of actions TORM has implemented. The scope for LTAF reporting is only for the seafarers based on the assessed risk and the Double Material Assessment (DMA), however, safety trainings are also implemented for production workers and office employees. The action points are executed continuously. Employee surveys are conducted on an annual basis, but voyage surveys are conducted at the time of the end of a voyage.

MET Employees
MET has a Safety Board in place, which oversees the safety agenda at the company. Additionally, there are quarterly safety meetings with the employees.

Gender Equality Actions
At TORM, we aim to ensure genuine opportunities for career advancement and to foster diversity within our leadership by identifying internal candidates for leadership positions. We focus on recruiting women for leadership positions if they are the most qualified for the position or we assess that a diversity focus will benefit the specific team.

In 2024, we introduced our Diversity, Equity, Inclusion, Belonging (DEIB) policy and incorporated the DEIB framework to our recruitment strategies in order to increase the representation of underrepresented groups. We have implemented an initiative to make our job postings more inclusive.

In 2024, we continued to participate in Danish Shipping's taskforce for more women at sea. We have incorporated 10 recommendations into processes and procedures as best practice. The recommendations include setting gender diversity targets, supporting women through family-friendly policies, and rethinking the recruitment process. Also in 2024, we continued to review and optimize the initiatives embedded in our daily operations, originally developed as outputs from a project where Danish female seafarers were supported in enhancing their network and participated in mentoring for the unique lifestyle at sea.

We are updating the hiring process to ensure that we maintain a diverse and welcoming environment, helping us achieve high levels of equality and inclusion and to work towards our target of female employees in leadership.
In 2024, we began a new global onboarding process, which is streamlined across departments and locations to ensure a cohesive understanding of employee rights and responsibilities.

At TORM, we are monitoring the gender pay gap during the salary review process to ensure that we are working towards equal pay for equal work. The salary review process takes place annually in March.

In 2024, TORM joined the UN Global Compact Target Accelerator program Target Gender Equality. In this nine-month program, we are working to set and revise ambitious corporate targets for women's representation, equal pay, and leadership in business. This is an opportunity to learn and share experiences with other companies across industries. One example of an action as a result of this program was that we have used a "Gender Decoder" to analyze our job ad templates and determine if the language is appealing for female candidates.

We started the implementation process of the new DEIB policy in the One TORM engagement survey.

MET Employees
MET has not yet set actions related to gender diversity or female employees in leadership.

Diversity in Management
TORM's DEIB policy addresses diversity for other criteria than gender. The global structure of our organization and the shipping industry already ensure an inherent level of diversity for criteria such as nationality and educational background. We continuously monitor how diversity initiatives can benefit our organization.

 For more details about the policies, please refer to section G1-1

Tracking Effect of Actions and Allocating Resources to the Action Points
At TORM, the effectiveness of actions to address impacts is measured via direct dialog with our own workforce and via engagement surveys. Additionally, TORM has multiple targets, which we use to track the effect of our actions.

 For more details about our targets and actions, please refer to section S1-5

Based on the input, discussions, and outcomes from the engagement surveys (both for office-based employees and vessel-based employees), the People Department and the Marine HR Department evaluate and decide on a case-by-case basis, which action is appropriate or needed in a particular case.

TORM's Management allocates resources to the cases, where we decide to take action. The resources depend on the nature of the case, and multiple departments can potentially be involved.



Metrics and Targets

S1-5   **Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities**

Time-Bound and Outcome-Oriented Targets

Topic	Unit	2024 actuals	2023 actuals	2030 Target
LTAF	Per million exposure hours	0.42	0.32	TORM's safety performance target for 2030 is ≤0.3.
Port State Control	Ratio	0.65	0.63	Achieve a score of less than 0.75 deficiencies/PSC inspection every year towards 2030.
Underrepresented gender in Board of Directors	Percentage	20 %	20 %	40% Of Underrepresented Gender In Board of Directors.
Underrepresented gender in leadership positions	Percentage	19 %	20 %	35% of leadership positions should be held by the underrepresented gender.
Participation rate	Percentage	93 %	96 %	TORM's employee engagement participation rate is over 90%.
Engagement score	Number	8.7	8.6	TORM's employee engagement score is over 8.2 (or the equivalent) (on a scale of 1 to 10).

Reducing Negative Impacts

At TORM, we set health and safety targets to minimize negative impacts identified in our workforce. Our target is to continually improve our safety performance and strive to avoid all accidents and harm to our people.

In addition to our safety target, we have set targets for equality and diversity. We recognize these areas as important for the well-being of our employees. Read more about this in policy overview in the governance section (G1-1). Additionally, from 2025 going forward, we have set targets on the engagement survey participation rate and the engagement score.

Lost Time Accident Frequency (LTAF)

Safety is measured as Lost Time Accident Frequency (LTAF). We only measure LTAF for vessel-based employees (including both contractors (contract-based or non-guaranteed hours seafarers) and permanently (full-time) employed seafarers). This is a gauge of serious work-related personal injuries which result in more than one day off work, measured per million hours of work. In 2024, TORM conducted physical visits on board vessels and additional activities such as physical seminars, virtual town halls, and information-sharing sessions, and we also deployed thorough review and analysis of data such as "near-miss" for better insight. A high number of near-miss reports indicate that the organization proactively monitors and responds to risks.

TORM's Management has reviewed and approved TORM's LTAF target to reach or remain at 0.3 by 2030. TORM continuously works to minimize our LTAF. The LTAF measurement is also embedded in our company's KPIs, which form part of the basis for remuneration for all office-based permanent employees.

TORM's Board of Directors and Senior Management Team monitor TORM's LTAF progress in TORM's Monthly Reports. The LTAF metric is also part of TORM's incentive scheme for all of TORM's office-based employees.

Port State Control
TORM commits to providing a well-functioning workplace for our seafarers and counterparts. To formalize this commitment, we have set a target to achieve a score of "Less than 0.75 Deficiencies" per port state control inspection every year towards 2030. The target was set in 2024. The metric measures performance in relation to Port State Control (PSC) inspection results.

Underrepresented Gender in Board of Directors
At the end of 2024, the Board of Directors consisted of four male members and one female member elected at the Annual General Meeting. TORM has fulfilled the current target of 20% female Board members (1 out of 5).

The next target for the Board of Directors is for 2030, stating that 40% of the members must be of the underrepresented gender. TORM has implemented the DEIB policy to support reaching the target. The Board of Directors Nomination Committee supervises and reviews both the target and the process to achieve it on an annual basis. Discussions about the composition of the Board of Directors occur with the Nomination Committee, and any changes to the Board of Directors composition may require time.

Underrepresented Gender in Leadership Positions
We actively monitor gender representation in senior leadership, other levels of management, and the workforce. Historically, women have always been the underrepresented gender at TORM, and in the shipping industry in general. At the end of 2024, the proportion of female full-time employees in the office-based workforce was 30%, while women in leadership positions constituted 19%. TORM has a target for 2030 stating that 35% leadership positions should be held by the underrepresented gender.

In 2022, TORM took over Marine Engineering (MET) as a subsidiary. Including this segment and our permanent seafarers, we have a total of 187 managers with one or more direct reports who are not members of the Board. The underrepresented gender, women, constitutes 12% of this group of managers, and we have a target of 20% women in 2030.

Engagement Survey Participation ratio and Engagement score
In 2024, TORM decided to set two new targets for the office-based employees' engagement survey, applicable from 2025 going forward. These targets are for the participation rate and the engagement score of the survey.

The set target for the participation rate is a minimum of 90% and for the engagement score, the target is a minimum of 8.2 (on a scale of 1 to 10, where 10 is the highest). The targets are annual targets, with the target year of 2030. TORM will report on this from 2025 and onwards.

Advancing Positive Impacts
At TORM, we prioritize seeking out and implementing initiatives intended to have positive impacts on our workforce. We have not set general targets for advancing the positive impacts. However, after every survey conducted, the results are reviewed and assessed. If needed, an action plan is made to review the outcome, set new targets, and initiate tasks.

Managing Material Risks and Opportunities
No material financial risk or opportunities have been identified.

Process for Setting Targets, Including How We Engaged the Workforce
TORM's process for setting new ESG targets is part of the yearly strategy, business plan, and budget process. ESG targets are approved by the Senior Management Team and the Board of Directors.

All ESG targets are assessed on an ongoing basis by a wide range of employees and reviewed annually by the Senior Management Team and Board of Directors. Where possible, targets are measured quarterly and shared and discussed internally in the organization. If applicable, mitigation efforts are initiated.

 Refer to ESRS 2 for further details of the process

How We Track Performance and Actions
For LTAF measures, a quarterly assessment of the metric is performed by our Head of Quality, Head of Technical, and the Designated Person Ashore. The metrics are automated and visible on an internal dashboard.

The People Department actively monitors the representation of the underrepresented gender in senior leadership, other levels of management, and the workforce. The figures are reported annually.

 See specific targets in "Targets" section as well as more information about our actions to achieve these targets under Diversity metrics.

For the engagement survey related targets, the People Department tracks the progress and results via the annual or bi-annual engagement survey.

Lessons Learned from Tracking Performance

 For LTAF development information please refer to section S1-14

Port State Control Deficiencies
We are monitoring the development of the Port State Control numbers. Currently, the numbers reflect the expected development from taking delivery of numerous new vessels since 2023.

Employee Engagement Survey
Our engagement survey is a key parameter to track progress at TORM, as this provides an indication of what is important to our colleagues across all our locations. When analyzing the results of the survey, we determine the areas to focus on. In the further investigation, we find points to prioritize, and we also look at what we can do to prevent future issues in an effort to be proactive instead of reactive.

Underrepresented Gender on the Board
At TORM, we have set a target to have 40% women on the board in 2030, as women are currently the underrepresented gender. Ongoing discussions about the progress take place in the Board of Directors' Nomination Committee.

Underrepresented Gender in Leadership Positions
Based on the progress towards our target for the underrepresented gender in leadership positions, we are working to restructure TORM's recruitment process, both in job advertising and in the recruitment steps for potential candidates. We have tested a method of blind recruitment, which means screening applications without being able to see name, location, and gender, but we could not find a recruitment system that could handle this function for all of our office locations. Metrics and development are presented regularly to Board of Directors.

At TORM, we have engaged in discussions with the Head of People Department and the Head of Marine HR Department to understand developments and lessons learned throughout the year. We deemed this engagement to have provided adequate and comprehensive insight. For that reason, we have not engaged directly with workers representatives.

S1-6 Characteristics of Our Employees

Number of employees by location and gender (Headcount)

	Women	Men	Total
Office-based employees			
Denmark	46	133	179
India	50	146	196
Philippines	27	16	43
Singapore	4	9	13
United Arab Emirates	0	2	2
United Kingdom	3	9	12
United States of America	2	10	12
China	11	11	22
Total office-based employees	**143**	**336**	**479**
Production workers			
China	0	24	24
Denmark	3	14	17
Total production workers	**3**	**38**	**41**
Seafarers			
Americas	2	2	4
Europe	15	355	370
India Subcontinent	12	1,506	1,518
Southeast Asia	13	1,770	1,783
Other	0	2	2
Total Seafarers	**42**	**3,635**	**3,677**
Total	**188**	**4,009**	**4,197**

Number of employees by contract type and gender (Headcount)

	Women	Men	Total
Total number of employees			
Office-based employees	143	336	479
Seafarers	42	3,635	3,677
Production workers	3	38	41
Total	**188**	**4,009**	**4,197**
Number of permanent/full time employees			
Office-based employees	139	323	462
Seafarers	6	79	85
Production workers	3	36	39
Total	**148**	**438**	**586**
Number of part-time employees			
Office-based employees	2	0	2
Seafarers	0	0	0
Production workers	0	2	2
Total	**2**	**2**	**4**
Number of temporary employees			
Office-based employees	0	5	5
Seafarers	0	0	0
Production workers	0	0	0
Total	**0**	**5**	**5**
Number of non-guaranteed hours employees			
Office-based employees	2	8	10
Seafarers	36	3,556	3,592
Production workers	0	0	0
Total	**38**	**3,564**	**3,602**

Number of employees by contract type and region	Headcount
Office-based employees	
Number of permanent/full-time employees	
Denmark	168
India	191
Philippines	43
Singapore	13
UK	12
US	11
United Arab Emirates	2
China	22
Number of part-time employees	
Denmark	1
India	0
Philippines	0
Singapore	0
UK	0
US	1
United Arab Emirates	0
China	0
Number of temporary employees	
Denmark	0
India	5
Philippines	0
Singapore	0
UK	0
US	0
United Arab Emirates	0
China	0
Number of non-guaranteed hours employees	
Denmark	10
India	0
Philippines	0
Singapore	0
UK	0
US	0
United Arab Emirates	0
China	0

Number of employees by contract type and region	Headcount
Seafarers	
Number of permanent/full-time employees	
Americas	0
Europe	85
India Subcontinent	0
Southeast Asia	0
Other	0
Number of non-guaranteed hours employees	
Americas	4
Europe	285
India Subcontinent	1,518
Southeast Asia	1,783
Other	2

Number of employees by contract type and region	Headcount
Production workers	
Number of permanent/full-time employees	
China	22
Denmark	17
Number of part-time employees	
China	2
Denmark	0
Number of non-guaranteed hours employees	
China	0
Denmark	0

Employee turnover (Headcount and Percentage)

	Employees left	Turnover ratio
Office-based employees	48	11%
Seafarers	291	8%
Production workers	24	51%
Total	**363**	**9%**

Key Characteristics of Our Workforce

At TORM, we generally designate our own workforce as vessel-based employees, office-based employees, or production workers.

 Learn more about these definitions in section "Scope of our reporting on S1 data"

Vessel-Based Employees

TORM employs more than 3,500 vessel-based employees. A small number of these employees are permanently employed while most are employed on a contract basis. TORM employs seafarers of varying nationalities.

Office-Based Employees at TORM

TORM has approximately 400 office-based employees in ten locations in seven countries on three continents.

MET Employees

MET has approximately 100 employees in four locations in two countries, Denmark, and China. Approximately 60% of the employees work in offices and 40% of the employees work in production.

S1-9 Diversity Metric

Gender Distribution of Management and Age Distribution of Employees

As described in S1-5 section, diversity is a priority for TORM because we believe a diverse workforce provides a balance of voices and thoughts that inspire innovation and creativity, contributing to TORM's success. A cornerstone of the One TORM platform is the concept that all employees are of equal value.

Diversity Metrics in Management

In 2024, women in leadership positions at TORM constituted 12%. We have a total of 187 managers with one or more direct reports, who are not members of the Board of Directors.

Gender Diversity in Management		2024	2023
Non-executive Directors of the Company and Executive Directors of the Company (Board of Directors)[1]	Total number of members	5	5
	Percentage of the underrepresented gender	20 %	20 %
	Target figures in percentage	40 %	40 %
	Year of achievement of target figures	2030	2030
Shore-based managers in TORM not listed above (managers with one or more direct reports)	Total number of members without Senior Executives	84	80
	Number of members of Senior Executives without the Executive Director	3	3
	Percentage of the underrepresented gender for managers	19 %	20 %
	Percentage of the underrepresented gender for Senior Executives	0 %	0 %
	Target figures in percentage for underrepresented gender for managers	35 %	35 %
	Year of achievement of target figures for underrepresented gender for managers	2030	2030
Managers - Marine Engineering segment (managers with one or more direct reports)	Total number of members	18	14
	Percentage of the underrepresented gender	6 %	0 %
	Target figures in percentage	15 %	15 %
	Year of achievement of target figures	2030	2030
Managers - Permanent seafarers (managers with one or more direct reports)	Total number of members	85	90
	Percentage of the underrepresented gender	7 %	6 %
	Target figures in percentage	10 %	10 %
	Year of achievement of target figures	2030	2030
Total number of managers excluding Board of Directors	Total number of members	187	184
	Percentage of the underrepresented gender	12 %	11 %
	Target figures in percentage	20 %	20 %
	Year of achievement of target figures	2030	2030

[1] The Company includes both TORM and MET.

Diversity of Permanent Employees	Male	Female
Non-Executive Directors of the Company	3	1
Executive Directors of the Company	1	0
Senior Executives	3	0
Managers not listed above (managers with one or more direct reports)	164	23
Other permanent employees of the Group	285	129

Employee age distribution

	Headcount	Percentage
Office-based employees		
Below 30	69	14 %
Between 30 and 50	325	68 %
Above 50	85	18 %
Seafarers		
Below 30	985	27 %
Between 30 and 50	2,194	60 %
Above 50	498	13 %
Production workers		
Below 30	11	27 %
Between 30 and 50	20	49 %
Above 50	10	24 %
Total number of employees		
Below 30	1,065	25 %
Between 30 and 50	2,539	61 %
Above 50	593	14 %

S1-10 Adequate Wages

TORM assesses the level of wages and payment packages on an annual basis.

This reporting requirement only concerns office-based employees, as the wages of our vessel-based employees and production workers are regulated via collective bargaining agreements or other industry or local regulations and are not entirely under TORM's control. However, the salary level is also monitored for vessel-based employees and production workers.

Office-based employees receive appropriate wages in line with applicable benchmarks, reviewed annually and regulated locally. Non-guaranteed hours employees (mainly interns and student assistants) receive wages that are regulated locally. Based on our internal evaluation, we assess that all office employees across TORM receive adequate wages.

S1-11 Social Protection

Social Protection for Employees Against Loss of Income

Vessel-Based Employees

TORM's seafarers are covered by the Maritime Labour Convention (MLC) and local collective bargaining agreements, which establish a baseline for seafarer rights at work. All seafarers and their family members are insured by TORM while they are active at sea with TORM and when they are part of our pool of seafarers.

Office-Based Employees and MET Employees

All office-based employees and production workers at TORM are covered by social protection against loss of income due to sickness, unemployment, employment injury, parental leave, and retirement, according to the local regulations where they are employed. The details of these terms can be found in the Employee Handbooks per location and in the personal contracts for each employee, according to their location's standards.

S1-14 Health and Safety Metrics

This reporting requirement only concerns vessel-based employees and production workers, as there is an inherent safety risk when operating a vessel or working at a manufacturing site.

TORM uses an SMS (Safety Management System) and has procedures in place that cover every employee and most major service providers onboard the vessels. The number of incidents and fatalities is reported to everybody working onboard.

Lost Time Accident Frequency (LTAF)

Lost Time Accident Frequency (LTAF) is a measure of serious work-related personal injuries which result in more than one day off work. LTAF is measured as the number of injuries per million hours of work. TORM's LTAF measure in 2024 was 0.42 and in 2023 it was 0.32. Many factors influenced our LTAF performance in 2024, including the addition of new vessels to the fleet, new crew members, and new technologies, which have all entailed startup phases with steep learnings curves. We are leveraging these experiences as data and learning for our safety procedures going forward.

TORM's LTAF metric includes all seafarers, including contractors (contract-based or non-guaranteed hours seafarers) and permanently (full-time) employed seafarers as well.

Production Workers

AT MET production sites, accidents are monitored, and formal training is provided to everybody working on site.

There is no similar industry measurement to LTAF in manufacturing.

Health and Safety Measures	
Number of Fatalities	
TORM	0
MET	0
Total	0
Number of Injuries/Accidents	
TORM	7
MET	4
Total	11
Lost time accident frequency	0.42

S1-16 Remuneration Metrics (Pay Gap and Total Remuneration)

Pay Gap Between Female and Male Employees

The calculation includes office-based employees, production workers and seafarers.

In 2024, the gender pay gap at TORM was calculated to be 6%. The calculation is based on the total average salary (including base salary, other incomes, pension, bonus, and other short-term and long-term incentives) of full-time and part-time male and female office-based employees, production workers, and seafarers, across all TORM locations and levels. This means that the number reflects an aggregated calculation of the entire workforce, irrespective of different locations, roles, qualifications, and experience levels.

As such, this calculation cannot be used to measure equal pay for equal work. Instead, the gender pay gap provides an overview of gender pay disparities across the broader employee population.

In 2025, we will continue working on obtaining more granular information on the variable pay components.

Difference Between the Highest Paid Employee and Median

The calculation includes office-based employees, production workers, and seafarers. The calculated total annual remuneration ratio in 2024 is 234.

The following formula was used for the calculation:

$$\frac{\text{Annual total remuneration for the company's highest paid individual}}{\text{Median employee annual total remuneration (excluding the highest paid individual)}}$$

S1-17   Incidents, Complaints, and Severe Human Rights Impacts

Work-Related Incidents and Complaints

In 2024, 4 cases were created based on reports to TORM's and MET´s whistleblower setups.

For details please refer to the table.

TORM did not pay any fines, penalties, or compensation for damages due to the incidents and complaints disclosed above and in the below table.

The whistleblower setup is advertised on TORM and MET´s websites; www.torm.com and https://meproduction.com.

   Read more about TORM's whistleblower setup in G1-1

Based on the categorization and information provided by the third-party law firm, TORM can categorize the cases into the above points mentioned categories.

Incidents and Complaints	2024	2023
Total number of complaints filed through channels for own workforce	4	1
Number of complaints filed to National Contact Points for OECD Multinational Enterprises	0	0
Total number of incidents of discrimination or harassment	0	0
Total amount of fines, penalties and compensation paid as a result of Incidents of discrimination	0	0
Number of severe human rights incidents	0	0
Number of severe human rights issues and incidents connected to own workforce that are cases of non respect of UN Guiding Principles and OECD Guidelines for Multinational Enterprises	0	0
Total amount of fines, penalties and compensation paid as a result of severe human rights incidents	0	0

Incidents and Complaints	2024	2023
Number of whistle-blower cases reviewed	4	1
Number of cases requiring actions and subsequent addressed actions	3	1



Workers in Value Chain

Section S2 is about workers in our value chain. TORM has found our material group in this area to be dry-dock workers, and this disclosure covers the impacts, risks, and opportunities related to the workers involved in our dry-dock operations. In this area, we have also introduced a new target, expanding our safety measurement from just our own workforce to our most used dry docks.

Introduction

ESRS 2 | **SBM-3 Material Impacts, Risks, and Opportunities and their Interaction with Strategy and Business Model**

Business Strategy and Value Chain Workers Who Can Be Materially Impacted by TORM

Safety is a central part of TORM's business strategy. We prioritize meeting compliance and safety requirements, and maintaining a high-quality work standard. In order to maintain our vessels, TORM is in contact with dry docks and the workers at the dry docks.

Based on our Double Materiality Assessment (DMA), we have identified that the workers in TORM's upstream value chain, specifically dry-dock workers, can be materially impacted by TORM's activities.

Working in a dry dock with the maintenance of vessels is hard manual labor involving heavy machinery and chemicals. We determine that TORM has a responsibility for ensuring that workers employed at the dry docks in our use have a safe working environment with proper equipment, working conditions, safety measures, and safety training. This is also important because working conditions at shipyards affect our own workforce.

Locations with Significant Risk of Child Labor, Forced Labor, or Compulsory Labor in Our Value Chain

TORM has policies and procedures about the safety and other conditions in the shipyards we use, and part of our procedure is to have multiple TORM employees and representatives present before and during dry-docking operations. These TORM representatives oversee the process, they assess and report to TORM if they believe that there are any human rights violations such as child labor or forced labor. As part of supervising the process, TORM´s representatives also evaluate the process and the dry docks themselves. The evaluation is documented in checklists, which are shared with the crew members and Technical Division, including Management. For documentation, TORM uses a yard evaluation from, where it is documented how the dry docks handle the maintenance process from health, safety, environmental, and other perspectives.

Material Negative Impacts

At TORM, we have a limited impact on general working conditions and safety measures, which impact the dry-dock workers.

In cases where TORM is the main or one of the main customers of a shipyard, we work to influence the shipyard's safety and working conditions despite our limited impact. Our efforts are further elaborated throughout the S2 section, including below in the next section. In the event that TORM experiences a substandard HSE level in dry-dock worker conditions or the dry dock's practices, TORM can evaluate the option to discontinue the usage of the dry dock.

S2 Workers in the Value Chain Description	Impact, Risk or Opportunity
Health and safety	
There is an inherent risk when maintaining a vessel (etc. in dry dock) where working conditions can be dangerous and lead to accidents if proper training and safety procedures are not in place	Potential negative impact

Material Positive Impact
As described in the previous section, we focus on and try to influence health, safety, and working conditions at shipyards, where we are a significant customer. We aim to influence processes and implement safety improvements in these yards.

At TORM, we designate a safety manager to visit the shipyards during the dry-docking period as well as outside of the dry-docking period.

We expect shipyards to follow TORM policies regarding safety and the dry-docking process before and during the process. To assist with improvements, we schedule monthly safety meetings with our most-used shipyards, where participants discuss important safety issues and action plans, as well as potential follow-up actions for improvement.

Material Risks and Opportunities from Dependencies on Value Chain Workers
For TORM, there are no material risks or opportunities arising from dependencies on value chain workers. We operate independently, and we do not rely on workers within

the value chain to maintain business continuity as we could easily solicit services from a different dry dock.

Value Chain Workers at Greater Risk of Harm
At TORM, we have not identified any specific group of dry-dock workers that face a greater risk of harm compared to others. All workers in shipyards and dry docks are exposed to inherent risks due to the nature of the work. As described in "Business strategy and value chain workers" section, this work entails heavy machinery and chemicals. Safety protocols are in place to mitigate these risks for all workers equally.

Material Risks and Opportunities Related to Specific Groups of Value Chain Workers
The material risks do not arise from a specific group of value chain workers, but constitute generic risks about the health, safety, and working conditions of the dry-dock workers in the used shipyards.

S2-1   Policies Related to Value Chain Workers

Policies Relating to Value Chain Workers
At TORM, we have internal policies and procedures for our workforce. Multiple TORM employees and TORM representatives must be present at the shipyard before and during every dry-docking period. After dry docking, we must prepare an evaluation. The following policies extend to the shipyards and their workers:

Dry Docking 01N.10.09.01
The policy contains our requirements for dock planning and execution, and it is related to the health and safety of seafarers and TORM employees present at the dry dock, as well as the health and safety of the workers at the shipyard.

Safety in Dry Dock 01N.10.09.02
The policy contains our safety requirements while the vessel is in the dry dock and it is related to the health and safety of seafarers and TORM employees present at the dry dock, as well as the health and safety of the workers at the shipyard.

Both of the above policies are part of our Safety Management System (SMS) and are overseen by the captain and chief engineer present for the dry docking, as well as by the dry-docking manager, the vessel manager, and the management of the specific shipyard. They are shared and discussed with all shipyards used by TORM.

The policies include descriptions of the tasks, which the shipyard is required to perform, and these tasks are supervised and evaluated by TORM employees.

   For more details, please refer to the G1-1

Human Rights Policy Commitments Relevant to Value Chain Workers
When we enter into new contracts with a service provider for TORM, we always negotiate the terms and include our Business Principles in the contracting process. This includes clauses on human rights and safety.

TORM has a Modern Slavery Statement and our TORM Business Principles, which both extend to the workers in the value chain. TORM is also committed to the UN Global Compact and it's principles on human rights. Additionally, we thoroughly evaluate, before, during, and after each dry-docking operation to ensure compliance with safety and labor standards by TORM's own workforce, the dry-dock manager, and the safety manager. At TORM, we do not currently have a formal policy about human rights for value chain workers.

Engagement with Value Chain Workers

TORM employees, including the dry-dock manager and the safety manager, are in regular contact with the yard managers before and during dry-docking operations.

Measures to Provide Remedy for Human Rights Impacts

Our whistleblower setup is available to dry-dock workers. See more details about our whistleblower setup in section G1-1. Additionally, TORM employees present in the dry docks, particularly the dry-dock manager and safety manager, oversee the procedures. They are also tasked with ensuring that proper working conditions are maintained, and that human rights matters are actively addressed throughout the process.

How Our Policies Address Human Trafficking, Forced Labor, and Child Labor, and How They Align with Internationally Recognized Instruments

At TORM, we do not currently have a formal policy about human rights for value chain workers, however, we do have procedures in place to ensure compliance with human rights standards, as described in "Human rights policy commitments" section.

No violations involving value chain workers and the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, or the OECD Guidelines for Multinational Enterprises were reported.

We do not have a specific supplier code of conduct. However, TORM´s Business Principles are included in the contracts signed by our suppliers. We determine that this completes the purpose of a supplier code of conduct, and we find that our Business Principles are enforced.

S2-2 Processes for Engaging with Value Chain Workers About Impacts

How the Perspectives of Value Chain Workers Inform Decisions

Workers at shipyards have access to TORM employees and representatives before and during the dry-docking period. They are in contact with the dry-dock manager, the safety manager from TORM, and the vessel manager for the relevant vessel and vessel crew.

TORM does not have direct general contact with the shipyard workers, but instead, we are in direct contact with the shipyard management.

The Stage Where Our Engagement With Value Chain Workers Occurs

Engagement with value chain workers is easiest during the dry-docking operations but also possible before or after dry docking, in locations where we have a safety manager, such as at the Chinese shipyards.

TORM's Most Senior Role with Operational Responsibility for Ensuring the Engagement Takes Place

The Head of Technical Projects is responsible for engagement with shipyards. This role is a direct report to the Head of the Technical Division.

Agreements with Unions

TORM does not have influence or decision-making rights on what framework agreements are created by the shipyards or if unions are involved with them.

How We Assess Effectiveness of Engagement with Value Chain Workers

At TORM, we do engage regularly with value chain workers, as they have access to TORM employees and representatives throughout the dry-docking period. See more information on this engagement in S2-2.
However, there is no formal assessment of the engagement with the value chain workers directly, but there is an assessment of the relationship with the given dry dock and the work done by the dry dock and workers in the dry dock.

Steps We Take to Gain Insight into the Perspectives of Particularly Vulnerable Workers

Based on our assessment, there is no particularly vulnerable group of shipyard workers. All workers in the shipyard are affected by the same working conditions. TORM gains insight into the perspective of the workers as described in S2-2.

S2-3 Processes to Remediate Negative Impacts and Channels for Value Chain Workers to Raise Concerns

Process for Providing Remedy and Specific Channels for Value Chain Workers to Raise Concerns

TORM's whistleblower setup is available for all and is accessible from TORM´s website.

Value Chain Workers' Awareness of and Trust in Our Channels for Raising Concerns

We do not have a process in place to assess whether value chain workers are aware of or trust these structures to report concerns.

S2-4 Taking Action on Material Impacts on Value Chain Workers, and Approaches to Managing Material Risks and Pursuing Material Opportunities Related to Value Chain Workers, and Effectiveness of Those Actions

Actions to Prevent Negative Impacts on Value Chain Workers

TORM employees, specifically the safety manager, conduct shipyard visits and evaluations to ensure decent working conditions. We follow up on recommendations and discuss actions during dedicated monthly meetings, as well as plans for the next steps.

Actions Taken to Provide Remedy

No action was taken to provide remedy.

Additional Actions in Place to Deliver Positive Impacts for Value Chain Workers

At TORM, we request continuous improvements at our most-used Chinese shipyards in relation to weaknesses observed at shipyard visits and during dry-docking operations. We have follow-up meetings in place and conduct continuous evaluations due to our large volume of dry-docking operations at our main shipyards.

How We Track and Assess the Effectiveness of our Actions

Please see the following section for a description of our process to identify and assess our actions.

Our Process to Identify Needed Actions to Address Potential Negative Impacts

We review and complete an evaluation form after every shipyard visit. During the dry-docking process, there are daily morning meetings, where requirements and recommendations are discussed. During monthly meetings, we review and discuss multiple points.

Our Approach to Acting on and Providing Remedy for Specific Material Negative impacts

No actions in place.

Actions to Mitigate Material Risks Related to our Dependencies on Value Chain Workers

At TORM, we are not dependent on shipyard workers or shipyards in general. We can select freely among shipyards, and we continuously assess our possibilities.

Actions to Pursue Material Opportunities Related to Value Chain Workers

Currently, we focus on maintaining strong working relationships and ensuring the well-being of shipyard workers, as well as mitigating identified material risks, rather than pursuing opportunities.

We remain committed to supporting safe and fair working conditions within and in connection with our operations, and we will continue to prioritize the health and safety of all workers in our value chain.

Actions to Avoid Causing or Contributing to Negative Impacts on Value Chain Workers

During dry-docking operations, we always have a full crew on board and present. Vessel managers and dry-dock managers are present as well.

At TORM, we have strict internal policies and procedures relating to safety during dry docking. All crew and other relevant personnel are trained in these policies and procedures, which are also extended to the shipyards that we use.

We conduct shipyard visits and evaluations to ensure that health and safety procedures are established, and personnel abide by them, and we evaluate the quality of work.

At the shipyards most used by TORM, we have a safety manager as a representative who oversees general working conditions and conducts monthly safety meetings, where they discuss previous recommendations, and plan actions if deemed necessary.

Incidents Reported Related to Value Chain Workers

At TORM, we are not aware of any reported or unreported severe human rights issues or incidents connected to the shipyards that we use.

Tracking Effectiveness of Policies and Actions

At TORM, we track the effectiveness of policies and actions for value chain workers via our set targets.

 For more information about the targets, please see section S2-5

Resources Allocated to Management of Material Impacts with Information that Enables Users to Understand How These Impacts Are Managed

At our most-used shipyards, we have a safety manager present before, during, and sometimes after the dry-docking process. We also have a dry-dock manager present at every dry-docking operation. These resources are allocated to oversee the process, the working conditions, and the treatment of the workers in the dry docks.

Metrics and Targets

S2-5 **Targets Related to Managing Material Negative Impacts, Advancing Positive Impacts, and Managing Material Risks and Opportunities**

Targets to Manage Our Material Impacts, Risks, and Opportunities Related to Value Chain Workers

Topic	2030 Target
Working conditions in dry docks used by TORM	Monitoring the LTAF data of the main 2 dry docks used by TORM to improve our internal assessment process

At TORM, we are currently focused on improving the quality of our data related to Lost Time Accident Frequency (LTAF) and fatalities. This effort is vital to enable ourselves to set informed and effective targets going forward.

In 2024, TORM decided to set a target from 2025 and onwards. The target is to monitor LTAF data of the main two dry docks used by TORM. This will improve our internal dry-dock assessment process. The target is the monitoring of the data itself. We are not setting a target for the actual LTAF numbers of the measured dry docks. Once we have a reliable baseline of data, we will be better positioned to establish meaningful targets to manage material impacts, risks, and opportunities related to value chain workers.

The Technical Projects Department will inquire, follow up on, and monitor the data on an annual basis. The target year is 2030.

Our Process for Setting Targets Related to Value Chain Workers, Tracking Our Performance, and Identifying Lessons

TORM's process for setting new ESG targets is part of the yearly strategy, business plan, and budget process. ESG targets are approved by the Senior Management Team and the Board of Directors.

All ESG targets are assessed on an ongoing basis by a wide range of employees and reviewed annually by the Senior Management Team and the Board of Directors. If applicable, mitigation efforts are initiated.

 Refer to ESRS 2 for further details of the process



Accounting Policy

ESRS **S1 - Own Workforce**

Total Number of Employees

Employee data is retrieved from records in HR systems and reported on a headcount basis, including full-time, part-time, temporary, and non-guaranteed hours employees across all geographical locations. Gender is reported based on the data in the HR systems. Data reflects the status as of 31 December 2024.

Employee Characteristics Based on Contract Type

- **Full-time employees**. Employees with a full-time contract with TORM equivalent to a 1.0 FTE position. Full-time employees are also known as permanent employees. The category is used for seafarers, office-based employees, and production workers.
- **Part-time employees.** Employees on contract with TORM on a less than 1.0 FTE. For example, a 30-hour per week position equaling a 0.8 FTE position. This concept is used only in Denmark. The category is used for office-based employees and production workers.
- **Permanent employees.** This classification is not utilized at TORM.
- **Temporary employees.** Employees on time-limited contracts. In Denmark, we refer to this group as time-limited contract employees. In India, we refer to them as contract employees. Applicable only for office-based employees.

- **Non-guaranteed hours employees.** Employees paid by the hour in the office, such as student assistants/interns, and contract-based seafarers. All active seafarers per year-end that are not on permanent employment.
- **Non-employees or consultants/hired on external contract.** TORM employs very few of this type of employee, approximately a few people per year. In India, TORM refers to this concept as "External Contract Employees". TORM has chosen to use utilize the phase-in allowance to exclude this category in our reporting.

Office-based employees and production workers are categorized by actual office locations and country. The locations in use are: Denmark, India, Philippines, Singapore, United Arab Emirates (UAE), United Kingdom (UK), United States of America (US) and China. Note, that production workers are only located in Denmark and in China.

Vessel-based employees are categorized based on nationality and per continent. The locations in use are: Americas, Europe, Indian Subcontinent, Southeast Asia, Other.

Number and Rate of Employee Turnover

The employee turnover rate is calculated as the number of employees who left during the reporting year divided by the average number of employees during the year (the average of employees is calculated based on the beginning number

and ending number of employees of the reporting period). All figures are reported on a headcount basis.

This formula was used to calculate the turnover rate:

$$\frac{\text{Total number of employees leaving}}{(\text{Employees at the beginning} + \text{Employees at the end}) / 2} * 100$$

Gender Distribution in Management and Diversity of Permanent Employees Tables

- Non-executive Directors of the Company: Board of Directors excluding the Executive Director
- Executive Directors of the Company: CEO
- Senior Executives: the Senior Management Team excluding the Executive Director
- Managers not listed above: Employees not listed above with at least direct report, including permanently employed seafarers, in officer ranks
- Other permanent employees: all remaining permanently employed staff, including permanently employed seafarers, who are not categorized as officers/managers

TORM defines top management as the Executive Director and the Senior Executives of the company.

Officer ranks of permanent seafarers:
- Master/Captain
- Chief Officer
- Second Officer
- Third Officer
- Fourth Officer

- Chief Engineer
- Second Engineer
- Third Engineer
- Fourth Engineer
- Electrician
- Electro-Technical Officer
- Junior Officer
- Junior Engineer

Underrepresented Gender in Management in Percentage

Proportion (number and percentage) of individuals in TORM's office/shore-based management, who are women. Only TORM office-based employees are included. Managers are defined as an individual with at least one direct report.

Age Distribution of All Employees

Calculations include all employees (full-time, part-time, temporary, and non-hour guaranteed employees, across all locations and levels, including management), and data is given on a headcount basis as of 31 December 2024. The reported data is divided into three categories: 1. Employees under 30 years old, 2. Employees between 30 and 50 years old, including both 30 and 50 years olds and 3. Employees above 50 years old.

Lost Time Accident Frequency (LTIF or LTAF)

Lost Time Accident Frequency (LTAF) is a measure of registered serious work-related personal injuries per unit exposure hours for the operating fleet. Unit in respect of LTAF is one million man hours. Lost time accidents are the sum of fatalities, permanent total disabilities, permanent partial disabilities, and lost workday cases as based on OCIMF Marine Injury Reporting Guidelines Section 3. This metric is applicable to all seafarers at TORM, including contractors (contract-based or non-guaranteed hours seafarers) and (full-time) permanently employed seafarers as well.

Injuries and Accidents

At TORM, we define injuries and accidents with the same calculation method as used for LTIF or LTAF, which relate to serious work-related personal injuries.

 Please refer to our health and safety management and metrics section

Gender Pay Gap

Gender pay gap is calculated as the difference of average annual total remuneration between female and male employees, reported as a percentage of the average annual total remuneration of male employees. The calculation includes the full-time and part-time employees' (including office-based employees, seafarers, and production workers) base salary, other monthly incomes such as "fritvalg", where applicable, St. Bededagstillæg, where applicable, monthly allowances (such as car allowance, housing allowance, where applicable), pension, bonus, and other short-term or long-term incentives. The amounts are converted to USD with the effective foreign exchange rates of the last day of the year.

Gross pay level per employee is calculated as the Annual Gross Salary per FTE. The part time employees´ salary has been converted to full-time equivalents to compare.

Excluded from the calculation are temporary employees, interns, and students. The calculation does not take educational background, seniority, or position into account.

The used formula for the calculation is the following:

$$\frac{\text{(Average gross pay level of male employees - Average gross pay level of female employees)} * 100}{\text{Average gross pay level of male employees}}$$

Total Remuneration Ratio

The ratio is calculated based on the following formula:

$$\frac{\text{Annual total remuneration for the company´s highest paid individual}}{\text{Median employee annual total remuneration (excluding the highest paid individual)}}$$

The calculation based on the average annual gross pay level of all full-time and part-time office-based women employees and all full-time and part-time office-based male employees. The calculation includes the base salary, other monthly incomes, like "fritvalg", where applicable, St. Bededagstillæg, where applicable, monthly allowances (like car allowance, housing allowance, where applicable) and pension. The amounts are converted to USD with the effective foreign exchange rates of the last day of the year.

Gross pay level per employee is calculated as the Annual Gross Salary per FTE. The part time employees´ salary has been converted to full-time equivalents to compare.

Severe Human Rights Incidents and Other Discrimination/Harassment and Complaints Cases

The number of discrimination-related complaints filed through our complaints mechanism /whistleblower setup. These are incidents or complaints of ill-treatment on the grounds of gender, racial or ethnic origin, nationality, religion or belief, disability, age, or other relevant forms of discrimination involving internal and/or external stakeholders across operations in the reporting period. Severe human rights incidents can also be reported via formal complaints through the whistleblowing systems.

SASB **SASB metrics**

LTAF or LTIF or LTIR (Based on OCIMF Marine Injury Reporting Guidelines Section 4)

 Please refer to Lost time accident frequency definition

Marine Casualty (Based on IMO Casualty Investigation Code Ch 2 -2.9))

A marine casualty means an event, or a sequence of events, that has resulted in any of the following and that has occurred directly in connection with the operation of a vessel:

- The death of, or serious injury to, a person
- The loss of a person from a ship
- The loss, presumed loss, or abandonment of a ship
- Material damage to a ship (Read more about the definition of material damage to a ship in the definition below)
- The stranding or disabling of a ship or the involvement
- of a ship in a collision
- Material damage to marine infrastructure external to a ship that could seriously endanger the safety of the ship, another ship, or an individual
- Severe damage to the environment or the potential for severe damage to the environment, brought about by the damage of a ship or ships

However, a marine casualty does not include a deliberate act or omission with the intention to cause harm to the safety of a ship, an individual, or the environment.

Material Damage to a Ship (Based on IMO Casualty Investigation Code Ch 2 -2.16)

A material damage in relation to a marine casualty means:

- Damage that significantly affects the structural integrity, performance or operational characteristics of marine infrastructure, or a ship.
- Damage that requires major repair or replacement of a major component or components.
- Destruction of the marine infrastructure or ship.

Very Serious Marine Casualty (based on IMO Casualty Investigation Code Ch 2 -2.22)

A very serious marine casualty means a marine casualty involving the total loss of the ship, a death, or severe damage to the environment.

Port State Control

We report the number of port state control deficiencies and detentions as a ratio instead of a number. It is the industry norm to report port state control performance as a ratio as it provides important context to the metrics. The ratio is calculated as the number of deficiencies (or detentions) divided by the total number of PSC inspections. A ship is detained when it is unfit to proceed to sea or the deficiencies pose an unreasonable risk to the ship, its crew or the environment. In case, if there are deficiencies found, the ship can proceed with its voyage, however, the found deficiencies need to be corrected.

Numbers of Conditions of Class or Recommendations

Following TR-MT-540a.2 by the SASB standard. The number reported is based on total numbers of Conditions of Class or Recommendations received from a flag administration or a recognized organization. All Conditions of Class are reported regardless of whether they resulted in withdrawal, suspension, or invalidation of a vessel's class certificate.

Engagement Score

Engagement score achieved on the annual TORM´s engagement survey, reported as number. Only office-based, TORM employees are participating in the given engagement survey, MET and seafarers are not in scope for the reported number.

Engagement Survey Participation Ratio

TORM´s employee engagement participation rate in the annual engagement survey in percentage. MET and the seafarers are not included in the reported number, only TORM´s office-based employees are in scope for the reported number.



Governance

Introduction

Business and Human Rights

TORM's Core Values begin with a strong commitment to people, communities, and the environment. This commitment is also reflected in TORM's Business Principles.

One example is that we have a zero-tolerance approach to bribery and corruption, and we co-founded the Maritime Anti-Corruption Network (MACN) in 2011 to unite the industry against corruption and bribery. At TORM, we are all committed to acting professionally, fairly, and with integrity in all business dealings and relationships, wherever we operate.

TORM was the first Danish Shipping Company to become a member of the UN Global Compact in 2009, demonstrating a will to lead the way when it comes to human rights and sustainability.

In the highly regulated shipping industry, TORM adheres to all relevant legislation. We value ethics, safety, and security in our approach to compliance. All of TORM's vessels are flagged in Denmark or Singapore. This sets further strict requirements for our organization, which we are proud to meet.

Data Ethics and Cyber Security

TORM's business model, the One TORM platform, uses advanced analytics and digital solutions in which large amounts of data are processed. TORM's Data Ethics Policy confirms TORM's commitment to our defined data ethics principles, and it defines how we collect, store, and process data.

At TORM, we actively follow information security best practices, and we continuously monitor risks, vulnerabilities, and industry threats. In 2024, work has continued to strengthen TORM's cyber security maturity.

We have established a dedicated IT risk and security team to ensure a continuous focus on IT risk management and information security.

Responsible Procurement

Responsible behavior is central to our business, management practices, and culture, as well as how we work with procurement at TORM. Our supply chain is important to achieve our goals, and we must ensure that our quality standards and responsibility efforts are extended and improved throughout it.

We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality.

We ensure that we apply our Business Principles when dealing with subcontractors and suppliers. TORM's Business Principles emphasize our commitment to promoting responsible business principles in our supply chain. Therefore, TORM is compliant with the UK Modern Slavery Act.



G1

Business Conduct

The Sustainability Statement's G1 section covers governance at TORM. The disclosure begins with an introduction to our governance and moves into the impacts, risks, and opportunities. Then, we present a full overview of our relevant policies. This section also contains newly introduced metrics and targets related to governance.

Governance

ESRS 2 **GOV-1 The Role of the Administrative, Supervisory, and Management Bodies**

Information about the Administrative, Management, and Supervisory Bodies

Transparency and accountability are key to TORM's way of doing business, and these values play a central role in our corporate social responsibility approach.
Our approach to responsible behavior is rooted in our TORM Business Principles. These are explained further under G1-1.

TORM's Management is responsible for providing the organization with the company's "Business Principles."

The Business Principles apply to all companies within the TORM Group, from the Board of Directors to every TORM employee, whether employed on our vessels, in production, or in offices, and across all geographies. All employees are responsible for understanding and adhering to the principles in practice.

By adhering to the Business Principles, we ensure an aligned standard for how we conduct business within TORM. The principles also ensure that we comply with the latest legislation and live up to our commitment to responsible business practices. TORM employees are provided with the necessary resources to know,

understand, and stay compliant with the relevant legal and regulatory frameworks.

Management's Expertise on Business Conduct Matters

Our Board of Directors oversees the ESG (Environmental, Social, and Governance) governance via the Audit Committee and the Risk Committee. The Board of Directors is responsible for setting the strategy, policies, and performance indicators.

The Board of Directors has delegated the day-to-day management of the business to Executive Director, Jacob Meldgaard. This includes TORM's operational development and the responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves as CEO in the Group's largest subsidiary, TORM A/S. In addition, Kim Balle, TORM's CFO, assist in the implementation of the strategy and overall decisions.

The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team consists of the following employees in TORM A/S (in addition to the Executive Director): Kim Balle (Chief Financial Officer), Lars Christensen (Senior Vice President and Head of Projects) and Jesper s. Jensen (Senior Vice President and Head of Technical Division).

As a company, we rely on the One TORM platform to turn ambitious goals into reliable results through a focused strategy, clear policies, and time-tested principles. The Senior Management Team holds weekly meetings and plays a crucial role in formalizing the strategy and policies that support the One TORM platform. Performance is measured against performance indicators and reported to the Board of Directors. The Board of Directors approves TORM's quarterly financial results and annual sustainability report.

TORM's Board of Directors has established four committees for which formal Terms of Reference have been approved by the Board of Directors and can be found on TORM's website. See more about the committees here:

- The Audit Committee is composed solely of independent Non-Executive Directors, meets five times a year at a minimum, and is a permanent committee reporting to the Board of Directors.
  The Audit Committee assists the Board of Directors in supervising and enhancing financial reporting, oversight of sustainability reporting, internal controls, external auditing processes, and risk management. This committee also oversees non-financial reporting, including the annual sustainability report.
- The Risk Committee is composed solely of independent Non-Executive Directors, meets five times a year at a minimum, and is a permanent committee reporting to the Board of Directors. The Risk Committee is responsible for supervisory oversight and monitors responsibilities regarding internal controls and enterprise risk management, including climate-related risks and opportunities as well as the resilience assessment.
- The Remuneration Committee helps the Board of Directors review Management's performance and remuneration and TORM's general remuneration policies.

- The Nomination Committee is responsible for reviewing the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors and makes recommendations to the Board regarding any changes. Additionally, considers succession planning for directors, the CEO, and others.

 For further details refer to the Governance section

Impacts, Risks, and Opportunities

G1-1 Business Conduct Policies and Corporate Culture

Policies on Business Conduct and How We Foster Corporate Culture

In this Sustainability Statement, we write generally about all employees except where the process or circumstances differ between the groups of employees. In these cases, we specify that the information disclosed pertains to office-based employees, vessel-based employees, production workers, or specifically staff employed at subsidiary Marine Engineering (MET), mentioned as MET employees.

At TORM, our approach to responsible business conduct is detailed in TORM's Business Principles, which have the following five objectives:

- Maintaining a good and safe workplace
- Reducing environmental impact
- Respecting people
- Doing business responsibly
- Ensuring transparency

The Business Principles cover all aspects of our business, at all levels within TORM, and cover four key themes, philosophy, principles, policies, and people. The Business Principles form part of our commitment to the UN Global Compact (www.unglobalcompact.org).

With TORM's Business Principles, our core values, and the commitment to the UN Global Compact, TORM is publicly dedicated to respecting human rights as outlined in the United Nations Guiding Principles on Business and Human Rights.

TORM is an active member of the UN Global Compact. This, together with the UN Sustainable Development Goals (SDGs), is another way we commit to an internationally recognized set of principles on health, safety, labor rights, environment, and anti-corruption.

TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is just part of an ongoing effort to evolve. Going forward, we will continue to promote human rights-related policies and processes.

How We Establish, Develop, Promote, and Evaluate Corporate Culture

Employees of TORM are informed that social responsibility means different things in different contexts. Initiatives may be different depending on location. The established corporate culture at TORM promotes ethical behavior and compliance with all relevant legislation and regulations.

TORM's Management maintains an ongoing dialog with relevant authorities and organizations to stay up-to-date on upcoming legislation and recommended standards, thus enabling us to be proactive. Annually, all TORM employees are asked to confirm via the internal compliance system that they have both read and will comply with the Business Principles and all associated policies. A process is currently being established for subsidiary Marine Engineering (MET), in which the Managing Director distributes all relevant policies to MET employees and subsequently confirms on behalf of all MET employees that they have received and understood them.

TORM's Policies

Environmental Protection Policy

CSRD/ESRS	Affected stakeholders
E1, E2, E4	Environment
IROs	**Value chain**
Climate change, Pollution to air and water Biodiversity	TORM's own operations

Summary

Priorities in combating global climate change and minimizing pollution. Long-term ambitions and designated actions, including constant care in our operations and compliance with applicable legislation.
Statement of commitment to improve our environmental performance beyond compliance with legislation.

Third-Party Standards

International conventions, flag state regulations, local port state requirements, and other regulations including Marpol, EU legislation, local, and national legislation where the vessel is visiting. TORM is ISO 14001 certified.

Scope

All TORM's operations.

Monitoring

Regulations on operations, waste handling, and more. Procedures and policies, including our safety management system (SMS).
Senior Management is accountable for the policy.

Business Principles/Code of Conduct

CSRD/ESRS	Affected stakeholders
G1, S1, S2	Employees, business partners, suppliers, local communities, workers in the value chain, contractors
IROs	**Value chain**
Climate change, pollution to air and water (environmental performance), health and safety, equal treatment, employee well-being, responsible procurement, Corporate culture, Compliance	Upstream, downstream and TORM´s own operation

Summary

Priorities in environmental awareness, respect for employees, responsible business practices, transparency, and equality. Statement of commitment to improve responsible business practices beyond compliance with legislation and adherence to international standards mentioned below.

Third-Party Standards

ISO 14001, UN Global Compact, SOX Compliance

Scope

All employees across all locations where we operate.

Monitoring

Continuous dialog with stakeholders, reporting on financial, social, environmental, and governance performance, and adherence to applicable legislation.
Senior Management is accountable for the policy.

Anti-Bribery and Anti-Corruption Policy

CSRD/ESRS	Affected stakeholders
G1, S1, S2	Employees, business partners, suppliers, contractors
IROs	**Value chain**
Zero tolerance of anti-bribery and anti-corruption	Upstream, downstream and TORM´s own operation

Summary

TORM's zero-tolerance approach to bribery and corruption, requiring all employees to comply with applicable anti-bribery and anti-corruption regulations. Enables the company to operate in relevant markets without legal issues or reputational damage.

Third-Party Standards

Member and co-founder of the Maritime Anti-Corruption Network (MACN), which provides training and support for the policy implementation, SOX Compliance

Scope

All directors, officers, and employees across the company's operations and all suppliers.

Monitoring

The policy requires employees to report any questions or issues related to anti-bribery and corruption law to management or the compliance officer.
Senior Management is accountable for the policy.

Green Ship Recycling Policy

CSRD/ESRS	Affected stakeholders
	Environment, crew, recycling facilities, authorities, communities
IROs	**Value chain**
	Downstream

Summary
Commitment to recycling all TORM-owned vessels in a safe and environmentally sustainable manner.
Ensure compliance with applicable legislation, regulations, and conventions mentioned below.

Third-Party Standards
Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships.
Best practices in the global shipping industry.

Scope
All vessels under TORM's ownership.

Monitoring
Legislation and regulations, audits of recycling facilities, proper procedures for hazardous material management and safety, and undertakings from vessel buyers for future recycling.
Designated person ashore (DPA) is accountable for the policy

Whistleblower Charter

CSRD/ESRS	Affected stakeholders
G1, S1, S2	Employees, business partners, suppliers, workers in the value chain, contractors
IROs	**Value chain**
Protection of whistleblowers, Corporate culture	Upstream, downstream and TORM´s own operation

Summary
Procedure for handling whistleblower complaints regarding substantial non-compliance or breach of rules in relation to accounting, internal accounting controls, auditing matters, and other company policies and guidelines. Ensure proper handling of complaints and maintain transparency and fairness in business operations. All reports to the whistleblower service provider are anonymous. TORM ensures that all whistleblowers are protected from retaliation.

Third-Party Standards
N/A

Scope
All employees across all of TORM's operations and all affiliated companies and subsidiaries.

Monitoring
An independent third-party Whistleblower Service Provider (WSP) investigates and pursues any suspected irregularities, ensures the proper handling of complaints, and reports to management and the Board of Directors as necessary.
Senior Management is accountable for the policy.

Anti-Discrimination and Harassment Policy

CSRD/ESRS	Affected stakeholders
G1, S1	Employees
IROs	**Value chain**
Zero tolerance against harassment	Upstream and downstream in value chain, TORM´s own operations

Summary
Prohibits discrimination and harassment based on gender, ethnicity, religion, disability, age or any other basis. Guidelines for maintaining a respectful workplace. Define discrimination and harassment, and procedures for handling complaints. Ensure a work environment free of discrimination and harassment, to allow all employees respect and equal opportunities.

Third-Party Standards
N/A

Scope
All employees and business partners across all locations where we operate.

Monitoring
Investigation of complaints by the People Department and/or the Whistleblower Service Provider. Annual SOX compliance where employees must confirm their compliance with the policy.
Senior Management and Head of People are accountable for the policy.

Anti-Fraud Policy

CSRD/ESRS	Affected stakeholders
G1	Employees, vendors, service providers, contractors
IROs	**Value chain**
Corporate culture	Upstream and downstream in value chain, TORM's own operations

Summary

Guidelines for preventing, detecting, and addressing fraud within the organization. Covers the control environment, risk assessments, control activities, information and communication, and monitoring.

To conduct business honestly and ethically, prevent and counter fraud, ensure integrity and transparency in business dealings, and protect against financial loss and reputational damage.

Third-Party Standards

Aligned with the COSO framework.

Scope

All employees and stakeholders (vendors, service providers, etc.) across all locations where we operate.

Monitoring

Regular risk assessments, transaction level controls, annual Anti-Fraud E-Learning Courses for employees, and the use of a whistleblower setup for reporting concerns. Monitoring involves visits and workshops with key employees and stakeholders.

Senior Management and Compliance Officer for Anti-Fraud are accountable for the policy.

Responsible Procurement Policy

CSRD/ESRS	Affected stakeholders
G1	Employees, vendors, service providers, contractors
IROs	**Value chain**
Corporate Culture, Corruption and Bribery	Upstream, downstream and TORM's own operation

Summary

Priorities in respect for employees, responsible business practices, transparency, and equality. Statement of commitment to improve responsible business practices beyond compliance with legislation and adherence to international standards mentioned below.

Third-Party Standards

ISO 14001, UN Global Compact, SOX Compliance

Scope

All employees across all locations where we operate.

Monitoring

Continuous dialog with stakeholders, reporting on financial, social, environmental, and governance performance, and adherence to applicable legislation. Senior Management is accountable for the policy.

Modern Slavery Statement

CSRD/ESRS	Affected stakeholders
G1, S1, S2	Employees, suppliers, contractors, communities
IROs	**Value chain**
Human rights, labor conditions, responsible business practices, community support, equal treatments	Upstream and downstream in value chain and TORM's own operations

Summary

Commitment to standards listed below including internationally recognized principles on human rights.

Third-Party Standards

UN Global Compact, UN Sustainable Development Goals (SDGs). The International Labor Organization's Maritime Labor Convention. UN Guiding Principles on Business and Human Rights.

Scope

All TORM's operations but does not include subsidiary MET.

Monitoring

Risk assessments and due diligence on high-risk suppliers. Training for new employees on TORM Business Principles. See Whistleblower Charter for more about how to raise concerns.

Annual reporting to the UN Global Compact.

TORM's Executive Director is accountable for the policy with certain areas under the Audit Committee of the Board of Directors.

Diversity, Equity, Inclusion, and Belonging (DEIB) Policy

CSRD/ESRS	Affected stakeholders
S1	Employees
IROs	**Value chain**
Diversity, equal treatment, zero tolerance of harassment	TORM's own operations

Summary
Commitment to and framework for fostering a culture of Diversity, Equity, Inclusion, and Belonging (DEIB) that celebrates the unique perspectives, backgrounds, and talents of all individuals. Our commitment to DEIB reflects our broader dedication to corporate social responsibility by promoting social equity, inclusion, and human rights within our organization and the communities we serve.

Third-Party Standards
N/A

Scope
All TORM's operations.

Monitoring
Targets set for female employees in leadership positions. Senior Management and Head of People are accountable for the policy.

Employee Handbooks

CSRD/ESRS	Affected stakeholders
S1	Employees, their families
IROs	**Value chain**
Employee understanding of policies, procedures	TORM's own operations

Summary
Guidelines and general rules, rights, responsibilities, and opportunities in the workplace. Separate Employee Handbooks for each TORM location.

Third-Party Standards
N/A

Scope
All employees across all locations where we operate.

Monitoring
Continuous dialog with stakeholders and engagement surveys. Updates also based on local regulations and legislation.
Head of People is accountable for the policy.

Health, Safety, and Security Policy

CSRD/ESRS	Affected stakeholders
S1	Employees, contractors
IROs	**Value chain**
Health and safety	TORM's own operations

Summary
Commitment to providing a safe and secure work environment. Statement of compliance with all relevant health and safety rules and regulations, and statement of commitment to raise safety levels on board our vessels by promoting a culture of safety.

Third-Party Standards
Based on the SMS (Safety Management System) standards, which is based on the ISM (International Safety Management) code.

Scope
All TORM's operations.

Monitoring
Tracking of progress on safety target measured in LTAF. Head of HSSE or in her/his absence Head of Security and Environmental Compliance is accountable for the policy.

Safety Management System (SMS) incl. Dry docking and safety in dry docking policies

CSRD/ESRS	Affected stakeholders
S1, S2	Employees on vessels, workers in the value chain

IROs	Value chain
Health and Safety, Pollution to air and water	TORM's own operations, some value chain, environment

Summary

The International Safety Management (ISM) code provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM requires a safety management system (SMS) to be established by the shipowner, which has assumed responsibility for operating the ship. The highlighted Dry docking and Safety in dry dock policies are extended to the workers in dry docks. The policies contain our requirements for dock planning and execution, including the health and safety requirements during the process

Third-Party Standards

Based on ISM (International Safety Management) code.

Scope

Vessel-based employees and office-based employees with contact with vessel-based employees, workers in dry docks.

Monitoring

Electronic control system SERTICA, websites by FLAG, classification societies, and local authorities including US Coast Guard (USCG),and others.

All proposals for new/revised procedures pass SMS, and the author is responsible for compliance.

Senior Management, management, and captains onboard vessels are accountable for the policy. Sections relevant to dry dock workers are discussed with management at the specific dry docks. The TORM employees present at the dry dock along with dry dock management are responsible for monitoring.

Policies

Policies	Availability	
	Internal	External
Environmental Protection Policy	●	●
Business Principles / Code of Conduct	●	●
Anti-Bribery and Anti-Corruption Policy	●	●
Green Ship Recycling Policy	●	●
Whistleblower Charter	●	●
Anti-Discrimination and Harassment Policy	●	
Anti-Fraud Policy	●	●
Responsible Procurement Policy	●	
Modern Slavery Statement	●	●
Diversity, Equity, Inclusion, and Belonging (DEIB) Policy	●	
Employee Handbooks	●	
Health, Safety, and Security Policy	●	
Safety Management System (SMS) incl. Dry docking and safety in dry docking policies	●	

Policies on Business Conduct and Raising Concerns

We expect all employees to help protect the interests of TORM by raising concerns about known or suspected breaches of the Business Principles and policies.

Concerns should be raised with an employee's superior officer(s). Vessel violations, including safety of seafarers and cargo, can be reported to the designated person on board or the designated Corporate Social Responsibility (CSR) Team or TORM's Senior Management Team.

However, instances may occur where an employee assesses that a concern cannot be raised with their superior officer(s) or that a concern is not satisfactorily addressed by their superior officer(s). In such cases, the employee is encouraged to raise the concern using the TORM whistleblower setup, which is an external independent lawyer's office that has been solicited by the Board of Directors since 2006, to receive and process concerns and claims relating to TORM raised by TORM employees, business partners, or anyone else.

MET Employees

For employees of subsidiary Marine Engineering (MET), there is a separate whistleblower setup, available to office-based employees and production workers in Denmark. Anyone can anonymously report any types of complaint, and this option is clearly stated on the external website of MET. A third-party service provider, law firm Hjulmand Kaptain (different from the one used by TORM), processes the data provided. They provide an overview, with protection of anonymity, to a dedicated employee at TORM. In China, there is currently a process underway to establish a whistleblower setup for local employees. In the meantime, the TORM whistleblower setup is open and available to all.

How We Protect Whistleblowers

On an on-going basis, the Whistleblower Service Provider (WSP), must review and assess the adequacy of the TORM Whistleblower Charter for whistleblowing and make recommendations to the Board of Directors for changes to improve TORM's Whistleblower Charter and related procedures.

In accordance with Directive (EU) 2019/1937 of the European Parliament and of the Council, the whistleblower service provided by TORM through "Holst, Advokater," and by MET through "Hjulmand Kaptajn," will protect the identity of people raising concerns with them, as detailed in the Whistleblower Charter (TORM - Investor - Governance - Whistleblower). However, if the employee prefers to remain anonymous, they may file a report by telephone or by letter or by sending an encrypted mail. The sections identified in the TORM Whistleblower Charter, available to all employees and external parties, make this clear.

Procedures to Investigate Incidents, Beyond Protecting Whistleblowers

The WSP must first report to the Chairman of the AC and the Board of Directors, and the case can be escalates to the Senior Management Team unless the allegation is made against the Senior Management Team, in which case the Board or the AC will handle it. If the Board of Directors is implicated, the WSP will report to the full Board.

Policy for Internal Business Conduct Training

TORM's Management has established compulsory e-learning courses, which provide a better understanding of anti-bribery and anti-corruption and key concepts within international anti-corruption laws. These courses also provide typical scenarios that employees might encounter during their day-to-day employment.

Through this training, TORM provides the tools to address challenging situations and to come closer to achieving a maritime industry free of corruption. The course's aim is also to encourage employees to work together and improve their communication lines when tackling maritime corruption.

Annually, as part of TORM's essential internal online training sessions, each TORM employee must take and pass the "TORM Anti-Bribery and Corruption" course. This course is mandatory for all office-based staff and all officers on board TORM vessels. All employees with supplier contact must familiarize themselves with TORM's commitment to responsible business practices in the supply chain. In addition, each TORM employee must take and pass the "TORM How to avoid harassment in the workplace" course. As part of this course, there is advice on seeking help if an employee themselves or a colleague is subjected to harassment in the workplace, and it is not possible to speak out against the offender.

The importance of maintaining high ethical conduct and control standards is communicated as part of the orientation processes for new hires, which educates on TORM's commitment to our legal obligations and integrity within the workplace, and in addition, the role of the employee in helping the organization live out that commitment.

TORM's Business Principles must be studied, agreed to, and confirmed in writing by all employees when signing their employment contracts.

MET Employees

In case of MET, as described in G1-1, a process is being established, in which the Managing Director of MET confirms on behalf of all MET employees that they have received and understood the relevant policies.

Functions Most at Risk in Respect of Corruption and Bribery

It is TORM's policy to conduct all business in an honest and ethical manner. TORM has a "zero tolerance" approach to corruption and bribery, and TORM is committed to acting professionally, fairly, and with integrity in all business dealings and relationships, wherever TORM operates. TORM commits to uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which TORM operates.

At TORM, we acknowledge that seafarers, more than office-based employees and production workers, are at risk of exposure to corrupt demands, such as unlawful requests for payments to allow vessels to enter and depart a port or disproportionate penalties applied for minor errors. This can lead to interruptions in normal operations, delaying vessels, and creating a risk to navigation and seafarer safety. However, at TORM, we ensure that all employees, vessel-based or office-based, are subject to compulsory training programs in respect to corruption and bribery.

G1-2   Management of Relationships with Suppliers

Information about Managing Relationships with Suppliers

Responsible behavior is central to our business, management practices, and culture, as well as how we work with procurement at TORM. Our supply chain is important for achieving our goals, and we must ensure that our quality standards and responsibility efforts are extended and improved throughout it.

We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality.

TORM's Business Principles ensure alignment between our values, and the policies that ensure appropriate behavior, which cannot be deviated from. This relationship applies to policies within all operations, including those related to sustainability. TORM also applies its Business Principles when dealing with subcontractors and suppliers. TORM's Business Principles emphasize our commitment to promoting responsible business practices in our supply chain.

We have no formal policy pertaining solely to the prevention of late payments for SMEs.

At TORM, we have a four-tier evaluation structure for suppliers relating to purchases in our Technical Division. The focus in our evaluation is on suppliers based in the regions categorized as high risk by CP2021. Our approach thoroughly screens for human rights and environmental matters. A robust check list is in place for onsite audits.

We are currently in the process of rolling out this evaluation structure for the remaining divisions of TORM. We are also investigating how to measure environmental performance among all of our suppliers and build a system for evaluation.

G1-3   Prevention and Detection of Corruption and Bribery

Information and Procedures Related to Prevention, Detection, and Mitigation of Corruption and Bribery Incidents

Corruption and bribery impede global trade and can restrict non-corrupt companies' access to markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not mean increased costs alone. Corruption also exposes our seafarers to safety and security risks and poses a potential risk to TORM's legal standing and reputation.

Our policy is to keep all directors, officers, and employees, vessel-based and office-based, fully informed of the contents of applicable bribery and corruption law to assist them in complying. The compliance system is intended to enable TORM to act in all relevant markets, without being exposed to business interruption or losses due to legal investigations or litigation which could affect us negatively.

At TORM, we believe that long term business success requires transparent business conduct. TORM gives preference to suppliers who share our commitment to lawful and ethical behavior. In the event of an investigation by any authorities in relation to bribery and corruption, assuming their credentials and authority have been duly established, the general instruction to all employees is to offer TORM's full support and cooperation.

Since 2011, when TORM co-founded the Maritime Anti-Corruption Network (MACN), TORM has taken a joint stand with the industry against the requests for facilitation payments, which exist in many parts of the world where TORM conducts business. Best practice is shared between members of the network, and members align their approach to minimizing facilitation payments. MACN seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices by supporting this cross-sector approach.

At TORM, we encourage our employees to speak up in relation to all incidents relevant to countering bribery and corruption in all the jurisdictions in which TORM operates.

TORM leverages the three elements below to continue a high level of transparency and accountability of our anti-corruption and anti-bribery policy:
- Strict employee guidelines and processes to prevent and manage anti-corruption and anti-bribery

- Specific reporting processes
- Compulsory e-learning courses

Separation of Investigators from Management, and the Reporting Process

Within TORM, all incidents of attempted bribery or corruption are handled through TORM's internal legal department, which is separate from the commercial and operational chain of management. TORM's legal department then reports any such breach to TORM's Senior Management Team and the Maritime Anti-Corruption Network (MACN). All reporting to MACN is anonymous. TORM's Senior Management Team then decides whether or not to discuss/share the information with the full Board of Directors or relevant Board of Directors Committee, if deemed applicable.

Information about Communicating Policies to Relevant Audiences

TORM's Anti-Bribery and Corruption Law Compliance Policy and Program forms an integral part of every employee's employment contract with TORM and must be studied, agreed to, and confirmed in writing by all employees when signing their employment contracts.

Anti-Bribery and Corruption is also part of our e-learning courses given to new and current employees. More information about TORM's annual compulsory e-learning courses can be found under the G1 Accounting policy.

Should TORM update or make any changes to the Anti-Bribery and Corruption Compliance Policy or Program, TORM will inform all employees by e-mail, and additional briefings and training will be supplied. Any such information material is made available immediately via the TORM Intranet Website.

MET Employees
MET`s management signs off on the forementioned policies and communicates them to the rest of the MET employees. No specific training is provided because of the nature of the business and a low risk of exposure to bribes, compared to vessel-based employees.

Nature, Scope, and Depth of Anti-Corruption and Anti-Bribery Training

Every employee must remain constantly aware of the Compliance Policy and Program, including any updates and changes.

TORM also utilizes an internal online training course provided by the Maritime Anti-Corruption Network (MACN) that each TORM employee must take and pass. This course is mandatory for all office-based staff and all officers on board TORM's vessel. The course provides employees with a better understanding of corruption risks and key concepts outlined in international anti-corruption laws.

The course highlights some typical scenarios that might be encountered within the employee's role and provides guidance on how to act, in essence, by providing tips on how to counter demands, increase bargaining power, and how to stand their ground. In addition, the course touches upon matters related to mitigating and preventing situations leading to corrupt demands, situations of duress, and case study scenarios of typical engagement with port officials and other stakeholders.

The aim of the course is to give TORM's employees tools to better address challenging situations and to come closer to achieving a maritime industry free of corruption.

TORM complies with Sarbanes Oxley (SOX) regulations. TORM has an annual internal audit procedure where all TORM vessel-based, office-based employees, and contractors must complete the training and confirm adherence to TORM's anti-bribery and anti-corruption guidelines, ensuring compliance. The process is supervised and controlled by TORM's Legal Department.

This training was enhanced most recently in 2022 by MACN to ensure its relevance.

Percentage of Functions-at-Risk Covered by Training, and Training Given to Management

Seafarers are more at risk of exposure to corrupt demands than office-employees. However, all functions at TORM are subject to compulsory training programs. As described previously, MET employees face a lower risk of bribes and therefore do not have the same compulsory training.

 See more about training at TORM in the G1-1 Accounting policy

Metrics and Targets

Anti Corruption and Bribery Training

In the below table, we disclose the coverage of TORM's anti-corruption and anti-bribery training for at-risk functions during the financial year 2024. For office-based employees, a scheduling change was made, which moved the November 2024 training to January 2025. Thus, no training was conducted in 2024.

Anti Corruption and Bribery training

Training coverage	Unit	At-risk functions - Seafarers	At-risk functions - Office-based employees	Senior Management Team
Training coverage	Percentage	81 %	— %	— %
Total number of functions-at-risk covered by training	Number	367	409	4
Total receiving training	Number	299	0	0
Delivery method and duration				
Classroom training	Minutes	N/A	N/A	N/A
Computer-based training	Minutes	71	20	20
Voluntarily Computer based training	Minutes	N/A	N/A	N/A
Frequency				
How often training is required	Frequency	Annual	Annual	Annual
Topics covered				
Definition of corruption	Y/N	Yes	Yes	Yes
Policy	Y/N	No	Yes	Yes
Procedures on suspicion/detention	Y/N	No	Yes	Yes
Key concepts within international anti-corruption laws	Y/N	Yes	Yes	Yes

G1-4 Confirmed Incidents of Corruption or Bribery

Information on Incidents of Corruption or Bribery During the Reporting Period

Anti-corruption and Bribery	
Number of convictions for violation of anti-corruption and anti- bribery laws	0
Amount of fines for violation of anti-corruption and anti- bribery laws	0

G1-6   Payment Practices

Payment Practices and Average Time Taken to Pay an Invoice

The average time that TORM takes to pay an invoice from the date when the contractual term of payment starts to be calculated is 39.37 days.

Payment practices	
Average number of days to pay invoice from date when contractual or statutory term of payment starts to be calculated	39.37
Percentage of payments aligned with standard payment terms	81 %
Number of outstanding legal proceedings for late payments	0

Time Taken to Pay an Invoice in Number of Days by Main Category of Suppliers

For TORM's main category of suppliers, invoices are paid on an average term of 45 days from the date of invoice. This is a standard payment term for TORM vendors, except if the vendor type is Bunker, Vetting, Commission, Shipping, Admin, or if it is presented in writing why alternate payment terms should be used, signed by a vice-president or a higher level of profession.

Payment is made as per the agreed terms with the vendor. The payment term is defined on the vendor card when the vendor is created within TORM's financial system. The due date is then calculated automatically from the invoice date and payment is made automatically upon reaching the due date.

Targets

Topic	2030 Target
Anti-corruption and bribery	100% of identified cases of corruption and/or bribery, including attempts, are reported to the MACN
Screening and engaging our supply chain on ESG criteria	ESG screening 100% of tier 1 and 2 suppliers

Target on Reporting 100% of the Identified Cases and Corruption and Bribery to MACN

TORM furthermore has decided to implement a target on ensuring that 100% of the identified cases of corruption and/or bribery, including attempts will be reported to the Maritime Anti-Corruption Network (MACN). The target is applicable from 2025 onwards, and the target year is 2030. This target was set to ensure that our reporting to MACN is transparent and complete. The target will be measured on an annual basis by the Management.

Target on Screening and Engagement with our Supply Chain on ESG Criteria

TORM has decided to implement a target from 2025 going forward on screening our suppliers. The target is to screen 100% of our Tier 1 and Tier 2 suppliers for ESG criteria. The target year is 2030. To start the process, in 2025, the focus will be on screening for:
- Working conditions
- Quality of products/manufacturing processes
- Employees human rights

The detailed framework of the screening methodology is in the process of being finalized.

The target has been created to prepare for the upcoming CSDDD requirements, to be able to compare our suppliers and to ensure that safety comes first amongst our suppliers. The target will be measured on an annual basis by the Management.

Accounting Policy

ESRS **G1-Governance**

Number of Convictions for Violation of Anti-Corruption and Anti-Bribery Laws

Seafarers report all incidents via TORM's reporting tool. TORM has a strict anti-bribery policy which prohibits any form of bribery and facilitation payments. All requests for such illicit payments will be reported via the reporting tool and dealt with by the dedicated department to ensure compliance. TORM reports these incidents to the Maritime Anti-Corruption Network (MACN) on a voluntary basis.

Amount of Fines for Violation of Anti-Corruption and Anti-Bribery Laws

National authorities are the relevant parties able to issue fines for violations of anti-bribery rules and regulations. The amount of fines will be derived from letters received by the legal department from authorities. TORM has never been investigated for any violations.

Percentage of Functions-at-Risk Training Coverage
Vessel-Based Employees

The proportion of TORM's seafarers, identified as functions-at-risk, who have successfully completed the company's anti-corruption and anti-bribery training programs within a specified reporting period. Seafarers, identified as functions-at-risk are the four senior officer ranks (Master/Captain, First/Chief Officer, Chief Engineer, Second Engineer).

Office-Based Employees

The proportion of TORM's office-based employees, identified as functions-at-risk, who have successfully completed the company's anti-corruption and anti-bribery training programs within a specified reporting period. As per TORM´s assessment, all office-based employees are identified as functions-at-risk. Managers are defined as employees, who has at least one direct report.

MET Employees

At MET, the functions-at-risk employees are identified as the Managing Director of MET, only. The Managing Director is signing off on the Anti-bribery and corruption policy (together with other policies) on an annual basis, going forward, which is considered to fulfil the functions-at-risk training program.
Note: In the above displayed "Anti-corruption and bribery training" table, MET Employees are not included.

Anti-Corruption and Bribery Training Table
Vessel-Based Employees

All new employees receive training as part of their onboarding. All relevant employees (as described for seafarers, functions-at-risk are the four Senior Officer ranks) receive yearly training/recertification. Participation in the e-learning program is mandatory. Non-passer cases are followed up while onboard, and when re-joining onboard, the training is triggered again for completion. Data reported in the table is based on active and onboard seafarers of the four Senior Officer ranks, as of 02 January 2025. Ocean Learning Platform (OLP) is the system used to register training data for seafarers.

Office-Based Employees

All new employees receive training as part of their onboarding. All current employees receive yearly training/ recertification. Participation in the e-learning program is mandatory. Non-passer cases are followed up individually and also escalated to the Senior Management Team for further follow up. Training coverage is calculated as of end of 2024. We have no data to report for office-based employees, as there were no training conducted within the 2024 financial year. This is due to scheduling change, resulting in the November 2024 training being moved to January 2025.

Average Number of Days to Pay Invoice from Date When Contractual or Statutory Term of Payment Starts to be Calculated

Average number of days is calculated on the basis of invoice date to the actual date of payment made. This data source of BI Report from Navision.

Percentage of Payments Aligned with Standard Payment Terms

Calculated as actual payment date minus the invoice due date. This data source of BI Report from Navision.

Number of Outstanding Legal Proceedings for Late Payments

Number of Outstanding Legal Proceedings for Late Payments refers to the amount of legal cases or actions that have been initiated or are pending in relation to payments that have not been made on time. It includes lawsuits, arbitration, or other formal legal actions initiated by creditors against TORM as debtor, due to overdue payments.



ESRS data points that derive from other EU legislation

ESRS	Disclosure Requirement	Datapoint	Information	SFDR	Pillar 3	Benchmark Regulation	EU Climate Law	Material/Non-Material	Page
ESRS 2	GOV-1	21d	Gender diversity in the Board of Directors	●		●		Material	115
ESRS 2	GOV-1	21e	Percentage of independent board members			●		Material	160
ESRS 2	GOV-4	30	Disclosure of mapping of information provided in Sustainability Statement about due diligence process	●				Material	45
ESRS 2	SBM-1	40 d i	Involvement in activities related to fossil fuel activities	●	●	●		Material	47
ESRS 2	SBM-1	40 d ii	Involvement in activities related to chemical production	●		●		N/A	
ESRS 2	SBM-1	40 d iii	Involvement in activities related to controversial weapons	●		●		N/A	
ESRS 2	SBM-1	40 d iv	Involvement in activities related to cultivation and production of tobacco			●		N/A	
ESRS E1	E1-1	14	Transition plan to reach climate neutrality by 2050				●	Material	63 - 67
ESRS E1	E1-1	16 (g)	Undertakings excluded from Paris-Aligned Benchmarks		●	●		Material	67
ESRS E1	E1-4	34	GHG emission reduction targets	●	●	●		Material	77
ESRS E1	E1-5	38	Energy consumption from fossil fuel sources disaggregated by sources (only high climate impact sectors)	●				Material	79
ESRS E1	E1-5	37	Energy consumption and mix	●				Material	79
ESRS E1	E1-5	40-43	Energy intensity associated with activities in high climate impact sectors	●				Material	79
ESRS E1	E1-6	44	Gross Scope 1, 2, 3, and total GHG emissions	●	●	●		Material	80
ESRS E1	E1-6	53-55	Gross GHG emissions intensity	●	●	●		Material	82
ESRS E1	E1-7	56	GHG removals and carbon credits				●	N/A	
ESRS E1	E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks			●		Phase-in	
ESRS E1	E1-9	66 (a); 66 (c)	Disaggregation of monetary amounts by acute and chronic physical risk; Location of significant assets at material physical risk		●			Phase-in	

ESRS	Disclosure Requirement	Datapoint	Information	SFDR	Pillar 3	Benchmark Regulation	EU Climate Law	Material/ Non-Material	Page
ESRS E1	E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy-efficiency classes		●			Phase-in	
ESRS E1	E1-9	69	Degree of exposure of the portfolio to climate-related opportunities			●		Phase-in	
ESRS E1	E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water, and soil	●				Material	91
ESRS E1	E3-1	9	Water and marine resources	●				Non-Material	
ESRS E1	E3-1	13	Dedicated policy	●				Non-Material	
ESRS E2	E3-1	14	Sustainable oceans and seas	●				Non-Material	
ESRS E3	E3-4	28 (c)	Total water recycled and reused	●				Non-Material	
ESRS E3	E3-4	29	Total water consumption in m³ per net revenue on own operations	●				Non-Material	
ESRS E4	ESRS 2- IRO 1 - E4	16 (a) i		●				Material	93
ESRS E4	ESRS 2- IRO 1 - E4	16 (b)		●				Material	93
ESRS E4	ESRS 2- IRO 1 - E4	16 (c)		●				Material	93
ESRS E4	E4-2	24 (b)	Sustainable land / agriculture practices or policies	●				N/A	
ESRS E4	E4-2	24 (c)	Sustainable oceans / seas practices or policies	●				Material	95
ESRS E4	E4-2	24 (d)	Policies to address deforestation	●				N/A	
ESRS E5	E5-5	37 (d)	Non-recycled waste	●				Non-Material	
ESRS E5	E5-5	39	Hazardous waste and radioactive waste	●				Non-Material	
ESRS S1	ESRS 2- SBM3 - S1	14 (f)	Risk of incidents of forced labor	●				Non-Material	
ESRS S1	ESRS 2- SBM3 - S1	14 (g)	Risk of incidents of child labor	●				Non-Material	
ESRS S1	S1-1	20	Human rights policy commitments	●				Material	108
ESRS S1	S1-1	21	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			●		Material	136-140
ESRS S1	S1-1	22	Processes and measures for preventing trafficking of human beings	●				Non-Material	
ESRS S1	S1-1	23	Workplace accident prevention policy or management system	●				Material	139-140

ESRS	Disclosure Requirement	Datapoint	Information	SFDR	Pillar 3	Benchmark Regulation	EU Climate Law	Material/ Non-Material	Page
ESRS S1	S1-3	32 (c)	Grievance/complaints handling mechanisms	●				Material	137
ESRS S1	S1-14	88 (b) and (c)	Number of fatalities and number and rate of work-related accidents	●		●		Material	121
ESRS S1	S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities, or illness	●				Material	121
ESRS S1	S1-16	97 (a)	Unadjusted gender pay gap	●		●		Material	121
ESRS S1	S1-16	97 (b)	Excessive CEO pay ratio	●				Material	121
ESRS S1	S1-17	103 (a)	Incidents of discrimination	●				Material	122
ESRS S1	S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights and OECD	●		●		Material	122
ESRS 2	SBM3 - S2	11 (b)	Significant risk of child labor in the value chain	●				Non-Material	
ESRS S2	S1-1	17	Human rights policy commitments	●				Material	108
ESRS S2	S2-1	18	Policies related to value chain workers	●				Material	124
ESRS S2	S2-1	19	Non respect of UNGPs on Business and Human Rights principles and OECD guidelines	●		●		Material	136
ESRS S2	S2-1	19	Due diligence policies on issues addressed by the fundamental International Labor Organization Conventions 1 to 8			●		Material	124
ESRS S2	S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	●				Material	126
ESRS S3	S3-1	16	Human rights policy commitments	●				Non-Material	
ESRS S3	S3-1	17	Non-respect of UNGPs on Business and Human Rights, ILO principles, or and OECD guidelines	●		●		Non-Material	
ESRS S3	S3-4	36	Human rights issues and incidents	●				Non-Material	
ESRS S4	S4-1	16	Policies related to consumers and end-users	●				Non-Material	
ESRS S4	S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	●		●		Non-Material	
ESRS S4	S4-4	35	Human rights issues and incidents	●				Non-Material	
ESRS G1	G1-1	10b	United Nations Convention against Corruption	●				Material	142
ESRS G1	G1-1	10d	Protection of whistleblowers	●				Material	141
ESRS G1	G1-4	24a	Fines for violation of anti-corruption and anti-bribery laws	●		●		Material	144
ESRS G1	G1-4	24b	Standards of anti-corruption and anti-bribery	●				Material	142

Disclosure requirements in incorporation by reference

Disclosure requirements and incorporation by reference			Page
BP-1	General basis for preparation of the sustainability statement	General Disclosures	42
BP-2	Disclosures in relation to specific circumstances	General Disclosures	43
GOV-1	The role of the administrative, management and supervisory bodies	Governance	44
GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	Governance	44
GOV-3	Integration of sustainability-related performance in incentive schemes	Governance	45
GOV-4	Statement on due diligence	Governance	45-46
GOV-5	Risk management and internal controls over sustainability reporting	Governance	46
SBM-1	Strategy, business model and value chain	Strategy	47
SBM-2	Interests and views of stakeholders	Strategy	50
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy	50
IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	Impacts, risks and opportunities	54
IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	Impacts, risks and opportunities	54
IRO-1	Description of the Processes to Identify and Assess Material Water and Marine Resources Related Impacts, Risks, and Opportunities	Impacts, risks and opportunities	56
IRO-1	Description of the Processes to Identify and Assess Material Resource Use and Circular Economy-Related Impacts, Risks, and Opportunities	Impacts, risks and opportunities	56
E1 GOV-3	Integration of sustainability-related performance in incentive schemes	Climate change	62
E1-1	Transition plan for climate change mitigation	Climate change	63

Disclosure requirements and incorporation by reference			Page
E1 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy and IRO's	47
		Double materiality assessment	54
		Climate change	67
E1 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	Stakeholder engagement	50
		Double materiality assessment	54-55
		Climate change	72
E1-2	Policies related to climate change mitigation and adaptation	Climate change	75
E1-3	Actions and resources in relation to climate change policies	Climate change	75
E1-4	Targets related to climate change mitigation and adaptation	Climate change	77
E1-5	Energy consumption and mix	Climate change	79
E1-6	Gross scopes 1, 2, 3 and Total GHG emissions	Climate change	80
E1-8	Internal carbon pricing	Climate change	82
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Climate change	82
E2 IRO-1	Description of the processes to identify and assess material pollution-related impacts, risks and opportunities	Stakeholder engagement	50
		Double materiality assessment	54-55
		Pollution	88
E2-1	Policies related to pollution	Pollution	88
E2-2	Actions and resources related to pollution	Pollution	88
E2-3	Targets related to pollution	Pollution	90
E2-4	Pollution of air, water and soil	Pollution	91
E2-6	Anticipated financial effects from pollution-related impacts, risks and opportunities	Pollution	91

Disclosure requirements and incorporation by reference			Page
E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	Biodiversity and ecosystems	92
E4 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy and IRO's	47-50
		Double materiality assessment	54-55
		Biodiversity and ecosystems	93
E4 IRO-1	Description of processes to identify and assess material biodiversity and ecosystem-related impacts, risks and opportunities	Biodiversity and ecosystems	94
E4-2	Policies related to biodiversity and ecosystems	Biodiversity and ecosystems	95
E4-3	Actions and resources related to biodiversity and ecosystems	Biodiversity and ecosystems	96
E4-4	Targets related to biodiversity and ecosystems	Biodiversity and ecosystems	97
E4-5	Impact metrics related to biodiversity and ecosystems change chang	Biodiversity and ecosystems	97
E4-6	Anticipated Financial Effects from Biodiversity and Ecosystem Related Risks and Opportunities	Biodiversity and ecosystems	97
S1 SBM-2	Interests and views of stakeholders	Strategy	50
S1 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy and IRO's	47-53
		Double materiality assessment	54-55
		Own workforce	105
S1-1	Policies related to own workforce	Own workforce	108
S1-2	Processes for engaging with own workforce and workers' representatives about impacts	Own workforce	110
S1-3	Processes to remediate negative impacts and channels for own workforce to raise concerns	Own workforce	111
S1-4	Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce and effectiveness of those actions	Own workforce	111

Disclosure requirements and incorporation by reference			Page
S1-5	Targets related to managing material negative impacts, advancing positive impacts and managing material risks and opportunities	Own workforce	114
S1-6	Characteristics of the undertaking's employees	Own workforce	117
S1-9	Diversity metrics	Own workforce	119
S1-10	Adequate wages	Own workforce	120
S1-11	Social Protection	Own workforce	120
S1-14	Health and safety metrics	Own workforce	121
S1-16	Remuneration metrics (pay gap and total remuneration)	Own workforce	121
S1-17	Incidents, complaints and severe human rights impacts	Own workforce	122
S2 SBM-2	Interests and views of stakeholders	Strategy	50
S2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy and IRO's	47-53
		Double materiality assessment	54-55
		Workers in the value chain	123
S2-1	Policies related to value chain workers	Workers in the value chain	124
S2-2	Processes for engaging with value chain workers about impacts	Workers in the value chain	125
S2-3	Processes to remediate negative impacts and channels for value chain workers to raise concerns	Workers in the value chain	125
S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	Workers in the value chain	126
S2-5	Targets related to managing material negative impacts, advancing positive impacts and managing material risks and opportunities	Workers in the value chain	127

Disclosure requirements and incorporation by reference			Page
G1 GOV-1	The role of the administrative, supervisory and management bodies	ESG Governance	44
		Business conduct	133
G1 IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	Impacts, risks, and opportunities	54
G1-1	Business conduct policies and corporate culture	Business conduct	135
G1-2	Management of relationships with suppliers	Business conduct	142
G1-3	Prevention and detection of corruption and bribery	Business conduct	142
G1-4	Confirmed Incidents of corruption or bribery	Business conduct	144
G1-6	Payment practices	Business conduct	145

Governance



Governance at TORM

With respect to the year ended 31 December 2024, TORM plc was subject to the 2018 UK Corporate Governance Code (available at www.frc.org.uk).

This section of the Annual Report details our corporate governance practices. Our governance framework is integral to developing and executing our strategy. It ensures the Board receives timely, detailed, and relevant information to effectively oversee progress and challenge management. Furthermore, this framework empowers our dedicated Committees to conduct in-depth reviews of specific areas.

During 2024, we reviewed and updated TORM's compliance with the revised UK Corporate Governance Code published in January 2024. TORM has considered the individual provisions and is in compliance or partial compliance with 38 out of 41 provisions. The non-compliance with provisions 18, 19, and 32 are a result of business decisions made after careful consideration by the Board of Directors. The plan is not to attain compliance with these recommendations.

 TORM's updated compliance with the revised UK Corporate Governance Code can be found on www.torm.com/investor/governance/governance-documents-and-policies/

The Chairman of the Board of Directors has been in post for nine years. The Board's Nomination Committee has considered the performance and role of the Chairman and the unique position that the Chairman plays in the relationship with TORM's largest shareholder. The Nomination Committee determined that the benefits brought by retaining the current Chairman outweigh the negative effects of the Chairman serving for longer than nine years. The Chairman was not independent on appointment and the corporate governance of TORM's Board of Directors has always been based on a non-independent Chairman in collaboration with a strong Senior Independent Director (SID) and Independent Non-Executive Directors.

Our Board of Directors is aware that two of our Non-Executive Directors, David Weinstein and Göran Trapp, were appointed in 2015. Both have served for longer than nine years from the date of their first appointment. However, after a thorough review of the composition, size and structure of the Board of Directors and its Committees by the Company Secretary which was presented to the Nomination Committee during November, the Board of Directors has determined that they continue to demonstrate independence in their roles as directors.

The Board of Directors understands the need to consider the balance between the need for continuity against the benefit of having fresh perspectives and consequently could begin the search for new or additional Board members during the beginning of 2025.

 Details on compliance can be found on pages 171 and 174

This section constitutes the UK statutory reporting on corporate governance.

TORM's Diversity, Equity, Inclusion and Belonging (DEIB) Policy constitutes compliance with the requirements stipulated by section 107d of the Danish Financial Statements Act and the Danish Recommendations on Corporate Governance.

 Details on our DEIB policy can be found in our Sustainability Statement section S1-1 §24

Chairman's Introduction



Chairman's Statement
On behalf of the Board of Directors, I am pleased to introduce the corporate governance report for 2024. This continues to be the Board's principal method of reporting to shareholders in relation to corporate governance.

 **Strong governance is essential for the effective delivery of our strategy**

Good corporate governance creates value for our stakeholders as well as for the ongoing development and sustainability of our business.

Throughout the year, the Board of Directors met in person and online, and was able to deliver on strategic commitments. The Board of Directors met 16 times this year with seven ad hoc meetings in addition to the Board's nine scheduled meetings.

 Read more about TORM's Board and Committees on page 161

Board Evaluation
As with previous years, this year's evaluation was undertaken internally. It involved a review of the Board of Directors and its principal committees, covering a wide range of topics. The evaluation is a well-established process and an important opportunity to test that the Board of Directors is well suited to provide constructive inquiries to TORM's Management. As a result of this review, the Board of Directors requested further information on it's role in a potential cyber attack and the formalization of a process plan.

Changes to the Board
In 2024, there were no changes to the Board of Directors. The membership of the Board of Directors is drawn from a diverse mix of nationalities, gender, and backgrounds, ensuring the relevant skills and knowledge to provide a positive contribution to the Board. During 2024, Board Observer Christian Gorrissen decided to step down as employee representative. and has been replaced by Liv Kjær.

Key Deliverables

Fleet Growth
TORM grew the fleet by acquiring 19 vessels since the beginning of 2024. TORM divested seven older vessels supporting modernization of the fleet.

Board Deep Dives Requested in 2024
As a result of the 2024 Board evaluation, the Board of Directors requested to further increase their knowledge of cyber security and the Board's role in a potential cyber attack.

Geopolitical Risk
The Board of Directors continued to focus on geopolitical risks in 2024. Developments in the geopolitical landscape make it crucial to study and monitor geopolitical transitions with external expert advisors.

Employee Engagement Survey
This year, TORM office employees participated in one engagement survey, which showed over a 93% response rate, resulting in an engagement score of 8.7 out of 10. Further details can be found within the S1 section.

Board Leadership

As a Board of Directors, we are aware of the responsibility that TORM has to the environment and the communities that we work in. The strength and health of our corporate culture, both in the Boardroom and across the business, play a pivotal role in our success. Our values and actions as leaders help ensure that the TORM culture is embedded throughout the organization. The Board of Directors, through its Remuneration Committee, is responsible for ensuring appropriate arrangements are in place for rewarding and incentivizing with specific performance targets linking our culture and purpose to the delivery of our strategy.

The Board of Directors continues to focus on our key priorities and make important decisions necessary to deliver progress, while our shareholders and other stakeholders hold us accountable for our development. Strategic deep dives into all areas of the business continued throughout the year, providing insight and elaboration on the challenges faced.

In addition, there has been focus on succession planning at both Board of Directors and Senior Management Team level to ensure that we have robust plans in place, with credible succession plans for all key roles. More details on our succession planning is set out in the Nomination Committee report.

Shareholders

In continuation of the quarterly Distribution Policy first introduced during 2022, TORM expects to pay out quarterly dividends to our shareholders totaling USD 484.9m related to 2024.

Employees

TORM has reiterated and reinforced our zero-tolerance towards harassment, which is inconsistent with our policies and values, and we put extra focus on preventive measures.

We also ensure that our employees have the right tools to handle such situations, along with the knowledge that it is not accepted by the company. All seafarers and office-based colleagues have participated in interactive training courses to understand different types of harassment, what to do if it occurs, and what tools are available to support them.

 Read more about TORM's people within the Sustainability Statement S1 section

Customers

Working in close collaboration with our customers and stakeholders is an immense focus for TORM and is key to delivering on our ambitious climate targets. Throughout the year, specialists across TORM interact with our stakeholders to ensure an open dialog.

Suppliers

Our supply chain is important to achieve our goals, and we must ensure that our quality standards and responsibility efforts are extended and improved throughout it. We expect our suppliers to comply with recognized international standards and work to improve human rights, labor conditions, impact on the environment, safety, corruption, and quality.

Community

TORM has a long history of supporting education in India and the Philippines, making the Sustainable Development Goal 4 Quality Education an integrated part of our organization and values.

 Read more about TORM's connection to the surrounding communities on page 104

Environment

TORM is committed to people, including our employees and their communities, which makes it essential that we

commit to the environment for future generations. We work relentlessly towards ambitious climate goals to reduce our carbon footprint. TORM surpassed its 2025 CO_2 intensity reduction target, achieving a 40% decrease compared to 2008 (using the IMO's methodology) a year ahead of schedule. This is a significant step in TORM's decarbonization efforts, especially as the IMO's industry-wide target is a 40% reduction by 2030. Looking forward, TORM aims for a 45% reduction in CO_2 intensity by 2030 and net-zero CO_2 emissions by 2050. These targets are supported by specific performance measures for TORM's Management and organization.

Sustainability is a key theme in Board and committee discussions as the Board of Directors leads the Group's efforts to achieve net zero. The Board of Directors commits to addressing the impact of climate change and the contribution we can make as a business to mitigate our own impact and that of our supply chain. Our sustainability ambitions are shared across the Group.We welcome collaboration with our colleagues, suppliers, and customers in achieving our targets related to sustainability.

 Read more about TORM's sustainability efforts on page 13

ESG Reporting

TORM has established a separate department focused on execution of our Sustainability Statement, working in close cooperation with our commercial and technical decarbonization teams.The Head of Group Finance monitors new ESG-related regulatory requirements and develops initiatives to ensure that TORM complies with stakeholder expectations. Our experienced Board of Directors oversees the ESG governance via the Audit Committee.

 Read more about TORM's sustainability reporting on page 39

The Year Ahead

The evolving geopolitical landscape continues to influence market dynamics. As we look forward to 2025, we anticipate robust tanker earnings, supported by consistent capacity utilization and balanced market fundamentals. Although product tanker rates might see some moderation, the overall outlook remains positive, presenting ongoing opportunities to deliver value to our shareholders in a dynamic and ever-changing environment. We appreciate your continued trust and confidence in TORM.

Geopolitical factors will continue to shape the product tanker market in 2025. Administrations in the US, Middle East, Europe, and China may introduce new efforts to mediate current geopolitical conflicts, while Europe, China, and other key players could also implement policies affecting global trade and energy flows. Potential sanctions, diplomatic negotiations, or shifts in energy strategies may lead to gradual and conditional changes in shipping disruptions. Despite this, the market remains heavily influenced by geopolitics, and recent shifts in trade flows towards longer distances are expected to persist.

The One TORM platform has consistently delivered strong shareholder returns by enhancing the tradability of our fleet for customers and optimizing vessel positioning through advanced data models and skilled personnel. The Board of Directors remains committed to being best in class by focusing on value creation, safety, and the green transition, ensuring we remain relevant and attractive to both customers and investors. To achieve this, TORM will continue with its established key performance indicators (KPIs) for Return on Invested Capital, safety, and CO_2 emission intensity reduction, among others.

At TORM, we diligently adhere to information security best practices and continuously monitor risks, vulnerabilities, and industry threats. Throughout 2025, we will continue to enhance TORM's cyber security maturity.

2024 marks TORM's first year of reporting on sustainability matters in accordance with CSRD. The Board of Directors is still developing its expertise in this area and will continue its education on this topic to facilitate this transition. This commitment ensures that Board members have access to specialized knowledge and resources, enabling TORM to effectively address sustainability impacts, risks, and opportunities in alignment with our strategic goals.

 Read more about TORM's forward focus on page 13

We look forward to connecting with you at our Annual General Meeting in April 2025 and updating you at that time on our progress. Thank you for your continued support.

Christopher H. Boehringer
Chairman of the Board



TORM's Governance Structure

The Board of Directors

Chaired by Christopher H. Boehringer

The Board of Directors holds nine prescheduled meetings on an annual basis in addition to several ad hoc meetings. The duties of the Board of Directors include establishing policies for strategy, accounting, organization, finance, and the appointment of executive officers. The Board of Directors governs TORM in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders.

Chairman

Leads the Board of Directors, sets the agenda, and promotes a culture of open debate between Executive and Non-Executive Directors.

Meets regularly with the Chief Executive Officer (CEO), other Executive Directors, and other senior management executives to stay informed.

Senior Independent Director

Ensures that the views of each Non-Executive Director are given due consideration.

Available to both Non-Executive Directors and shareholders if they have concerns.

Meets with each Non-Executive Director on an annual basis to appraise the performance of the Chairman.

Non-Executive Directors

Committed to contributing constructively to challenge and help develop proposals on strategy.

Executive Director

Responsible for the day-to-day management of TORM and for TORM's operational development, results, and internal development.

Implements the strategies and overall decisions approved by the Board of Directors.

Board Observers

Employee-elected observers, providing a communication platform between the employees and the Board of Directors. All observers are entitled to attend and speak at Board meetings.

Audit Committee

Chaired by Göran Trapp.

Meets a minimum of four times a year.

Assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, and financial and ESG reporting of TORM.

 Read more about the role and activities of the Audit Committee on page 164

Risk Committee

Chaired by Göran Trapp.

Meets a minimum of three times a year.

Responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management.

 Read more about the role and activities of the Risk Committee on page 170

Nomination Committee

Chaired by Christopher H. Boehringer.

Meets a minimum of twice a year.

Reviews the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors and makes recommendations to the Board regarding any changes.

Considers succession planning for directors, the CEO, and others.

 Read more about the role and activities of the Nomination Committee on page 171

Remuneration Committee

Chaired by Christopher H. Boehringer.

Meets a minimum of twice a year.

Assists the Board of Directors in reviewing the Management's performance and remuneration as well as TORM's general remuneration policies.

Read more about the role and activities of the Remuneration Committee on page 174

Senior Management Team

Consists of the following employees of TORM A/S (in addition to the Executive Director, Jacob Meldgaard): Kim Balle (Chief Financial Officer – CFO), Lars Christensen (Senior Vice President and Head of Projects), and Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings and assists the Executive Director in the day-to-day management of the business.

Board of Directors



Christopher H. Boehringer
Non-Executive Director and Chairman of TORM's Board of Directors

Nationality: Canadian

First elected: 2015

Employment: Managing Director and Head of Europe, Oaktree Capital Management (International) Limited

Skills and Experience: Shipping, strategy, capital investment, M&A. Goldman Sachs, FI Travel Corporation, Warburg Dillon Read/SG Warburg, and LTU GmbH & Co

External Appointments: Utmost Group, Marco Capital Holdings Limited and Oaktree Capital Management (International) Limited, and Draslovka a.s.



David N. Weinstein
Senior Independent Director and Deputy Chairman of TORM's Board of Directors

Nationality: American

Appointed: 2015, continues until removed by the B-shareholder

Employment: Senior Investment Banking, Governance, and Reorganization Specialist

Skills and Experience: Strategy, capital markets and finance, risk management and oversight, extensive public company and corporate governance experience, global business, US Listings (i.e. Seadrill Limited, Stone Energy Corp, and Deep Ocean Group) and as Managing Director of Calyon Securities Inc, BNP Paribas, Bank of Boston and Chase Securities Inc.

External Appointments: N/A



Göran Trapp
Independent Non-Executive Director

Nationality: Swedish

First elected: 2015

Employment: Board member

Skills and Experience: Shipping, strategy, customers, capital, finance. Morgan Stanley crude oil trader, Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Business development and oil trading at Equinor. Founding director of energy advisory boutique Energex

External Appointments: Chairman of Energex Partners Ltd



Annette Malm Justad
Independent Non-Executive Director

Nationality: Norwegian

First elected: 2020

Employment: Board member

Skills and Experience: Shipping, strategy, customers, capital, finance. More than 25 years of executive experience from shipping and industry including CEO of Oslo-listed Eitzen Maritime Services ASA from 2006-2010. The last 10 years as independent consultant and Non-Executive Board member

External Appointments: Partner at Recore Norway AS. Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, ANSC ASA, Småkraft AS and Ocean Distillery AS. Board member of Awilco LNG ASA and PowerCell Sweden AB



Jacob Meldgaard
Executive Director and Chief Executive Officer

Nationality: Danish

First elected: 2015

Employment: Chief Executive Officer of TORM since 01 April 2010

Skills and Experience: Shipping, customers, strategy, capital, M&A, US listing. Previously served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and A.P. Moller - Maersk

External Appointments: Board member of Danish Shipping, International Chamber of Shipping, Danish Ship Finance, SYFOGLOMAD Ltd, and the TORM Foundation

Committees:

Committees: 🟠⚪⚪🔘

Committees: Ⓒ Ⓒ

Committees: 🟠⚪⚪🔘

Committees: None

Audit: 🟠   Risk: ⚪   Nomination: ⚪   Remuneration: 🔘   Chairman:

Board and Committee Meeting Attendance

	Board	Audit Committee	Risk Committee	Nomination Committee	Remuneration Committee
Meetings Held in 2024	16	5	4	2	3
Chairman of the Board					
Christopher H. Boehringer	15			2	3
Senior Independent Non-Executive Director					
David N. Weinstein	16	5	4	2	3
Executive Director					
Jacob Meldgaard	16			2	3
Non-Executive Independent Directors					
Annette Malm Justad	16	5	4	2	3
Göran Trapp	16	5	4		
Board Observers					
Christian Gorrissen	4				
Rasmus J. Skaun Hoffmann	14				
Liv Kjær	11				

Board of Directors: ● Audit: ● Risk: ● Nomination: ○ Remuneration: ● Chairman: Ⓒ

Board Activities 2024

Board Evaluation

According to the recommendations of the UK Corporate Governance Code 2018, the Board of Directors is to review and assess its performance annually
While the Nomination committee keeps the composition of the Board of Directors under regular review, the annual review of Board effectiveness provides an opportunity for reflection on how we can continue to enhance the profile of the Board.

As TORM is not listed in the UK, we are not required to have an external evaluation under the 2018 UK Corporate Governance Code. Instead, TORM has undertaken an internal evaluation involving a detailed and thorough review of the Board of Directors and its principal committees, covering a wide range of topics. Following the evaluation this year, the Board of Directors requested to further increase their knowledge of cyber security and the Board's role within a potential cyber attack.

Board Activities

Generating long-term sustainable success will remain the Board of Directors' primary objective. The governance structure is set for this and is continuously developed to remain up to date. Below are some of the most important strategic areas that were on the Board of Directors' agenda during 2024. It is important for the Board of Directors to follow developments and make sure the competences within the Board of Directors are in place as risks and opportunities develop.

 TORM's governance structure is described on page 159

 Learn more about the activities of the Committees on pages 164 to 181

Strategy Update

By focusing on lowering emissions through fuel efficiency, route optimization and digital tools within the One TORM platform, we aim to balance environmental responsibility with operational cost-effectiveness. This approach helps us remain compliant with regulations while contributing to a more sustainable shipping industry.

Geopolitical Updates

The geopolitical landscape continues to shape market dynamics. Looking ahead to 2025, we expect tanker earnings to be robust, underpinned by steady capacity utilization and balanced market fundamentals. While product tanker rates may moderate, the overall outlook suggests continued opportunities to deliver value to our shareholders in a dynamic and evolving environment.

TORM Internationalization

To create a more diversified approach to factors such as geographical risks, sourcing of employees, tax regimes, and flag states, throughout 2024, TORM has worked towards increased internationalization with a more diversified geographical income generation and asset ownership.

TORM Core Values

It was encouraging to see the enthusiasm and engagement throughout the organization to TORM's updated Core Values. These updated values are meant to be an expression to provide our employees with a common vocabulary for the successful and compassionate way that we already work at TORM.

- Committed to People - we are committed to people, communities and the environment
- Pursuing Innovation - we are pursuing innovation to improve and excel
- Always Delivering - we are always delivering results without compromising on safety and reliability

Fleet Expansion and Optimization

Since early 2024, we have grown and modernized our fleet by taking delivery of 19 vessels and divesting seven older vessels, bringing the total fleet to 94 vessels on a fully delivered basis. We focus on eco-friendly, fuel-efficient vessels that align with shifting trade patterns and offer promising returns in coming years.

Our Responsibility

In 2024, TORM surpassed its 2025 CO_2 intensity reduction target, achieving a 40% decrease compared to 2008 (using the IMO's methodology) a year ahead of schedule. This is a significant step in TORM's decarbonization efforts, especially as the IMO's industry-wide target is a 40% reduction by 2030. Looking forward, TORM aims for a 45% reduction in CO_2 intensity by 2030 and net-zero CO_2

emissions by 2050. To further strengthen our ambition, we have directly integrated the CO_2 targets into TORM's incentive scheme where 12% is directly linked to our carbon intensity reduction performance. However, our ambition does not stop there. In our strategic approach to sustainability, we prioritize the key challenges that impact our business and stakeholders as detailed in our Sustainability Statement section in this annual report. By determining where we can exert meaningful influence, we have developed targeted initiatives to address these challenges effectively and responsibly in the years to come.

AI and Machine Learning
In competitive markets, real-time insights and predictions are essential for rapid, informed decisions. Automating routine tasks further enhances efficiency by allowing employees to dedicate their time to strategic and creative work. Further deep dives on the use of AI and machine learning will assist us on our journey towards a 45% CO_2 intensity reduction by 2030. In addition, we prioritize safe operations and see a strong case for using AI to assist in achieving this. AI will also be instrumental in optimizing our processes and enhancing our competitive edge.

Cyber Security
Via our Risk Committee, the Board of Directors' focal point has been on the implementation of our IT and security strategy. Our aim is to increase our proficiency to identify potential threats and vulnerabilities.



Audit Committee Report

Chairman's Statement

This report provides an overview of how the Audit Committee operates, an insight into the Audit Committee's activities, its role in monitoring and reviewing the integrity and quality of TORM's financial statements, the effectiveness of internal controls, and related processes.

The Role of the Audit Committee

 Read more about the Audit Committee's area of responsibility on page 159

 Terms of Reference for the Audit Committee are available at www.torm.com/investor/governance/governance-documents-and-policies/

Audit Committee Members

The Board of Directors is satisfied that the Audit Committee meets the independence requirements and any applicable laws, regulations, and listing requirements, including the UK Corporate Governance Code. In the introduction to this Governance section on page 155, we describe our compliance with recommendations for tenure.

The Audit Committee has deep knowledge of and significant business experience in financial reporting, risk management, internal control, and strategic management. This combined knowledge and experience enables the Audit Committee to perform its duties properly. In addition, the Board of Directors has determined that the members of the

Audit Committee have the relevant shipping sector knowledge. In the opinion of the Board of Directors, the Chairman of the Audit Committee, Göran Trapp, meets the requirement of bringing recent financial experience to the Audit Committee.

The Audit Committee also has access to the financial expertise in TORM and its independent auditors and can seek further professional advice at TORM's expense, if required.

Meetings

The Audit Committee meets at least four times a year. The Chief Financial Officer of TORM A/S, the Head of External Reporting, the Head of Group Internal Control, and senior representatives of TORM's independent auditors are invited to attend all or some of the meetings by invitation as appropriate.

Updates Related to Financial Reporting and Sustainability Statement

- Quarterly discussions of the product tanker market conditions and their impact on the quarterly results
- Impact of the financing vessel investments through share issuance
- Accounting judgement review and update
- Implementation of the CSRD and IFRS S2, including first time reporting in 2024
- Adoption of the updated 2024 UK Corporate Governance Code

At a Glance

Chairman
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein

Composition
The Audit Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Audit Committee held five scheduled meetings in 2024. The members' attendance at the committee meetings can be seen on page 161.

2024 Highlights
- Quarterly assessment of the impairment indicator test of the vessels in the fleet
- Going concern assessment and viability statement
- Implementation of the CSRD and IFRS S2

Principal Activities in Focus
Financial Reporting and Sustainability Statement
- Key elements in TORM's Quarterly Reports, Annual Report, and the estimates and judgements included in TORM's financial statements and disclosures
- The appropriateness of the Management's analysis and conclusions on judgmental accounting matters
- An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable, and whether our US annual report on Form 20-F complies with relevant US regulations with focus on clarity of disclosures, compliance with relevant legal and financial reporting standards, and application of appropriate accounting policies and judgements
- The going concern assessment and adoption of the going concern basis in preparing the Annual Report and financial statements
- The external auditor's reports on its audit of the financial statements
- Reports from the Management and the external auditor on the effectiveness of our system of internal controls and our internal control over financial reporting
- Compliance with applicable provisions of the Sarbanes-Oxley Act (SOX)
- A quarterly assessment of the impairment indicator test of the vessels in the fleet
- Approving the process performed for the double materiality assessment and the outcome in terms of impacts, risks, and opportunities
- Reviewing the Management's assumptions applied in the determination of eligible and aligned activities under the EU Taxonomy, hereunder the 'do no significant harm' and 'minimum safeguard' criteria and how it is reported
- Oversee the reporting process of current applicable legislation and process for setting ESG targets

Risk and Compliance
- Reports from the Group Legal Department on the status of significant litigation, claims, and investigations from tax authorities
- Compliance review of the 2024 UK Corporate Governance Code recommendations
- The appropriateness of the Enterprise Risk Management (ERM) Report representing critical risk factors, ownership and governance, and alignment with the Risk Committee
- Concerns raised through the whistleblower setup process and their remediation

External Audit
- Monitoring the effectiveness and quality of the external audit process through examination and review of the coverage provided by the external auditor's audit plan
- Reviewing reports from the external auditor on key audit and accounting matters, business processes, internal controls, and IT systems
- Agreeing the audit and non-audit fees of the external auditor during the year, including the objectivity and independence of the external auditor

Significant Reporting Issues
In the financial statements, there are several areas requiring the exercise of judgement by Management. The Audit Committee's role is to assess whether the judgements made by Management are reasonable and appropriate. To assist in this evaluation, the CFO presents an accounting paper to the Audit Committee once a year, setting out the key financial reporting judgements. The main areas of judgement considered by the Audit Committee in the preparation of the financial statements are as follows:

Going Concern
The Audit Committee reviewed the Management's assessment for preparing TORM's financial statements on a going concern basis. This included reviewing and challenging the Management's forecast and the underlying base and reverse stress case calculations along with its assumptions. The Audit Committee also considered TORM's available liquidity, including undrawn and committed facilities along with any liquidity-enhancing projects and projections for the financial covenants within TORM's borrowing facilities.

Based on this, the Audit Committee confirmed that the application of the going concern basis for the preparation of the quarterly reports and year-end financial statements continued to be appropriate, with no material uncertainties. Please refer to Note 1 to the financial statements.

 The going concern statement is set out in the Financial Review page 32

Impairment of Vessels

The impairment of TORM's vessels is a key recurring risk due to its significance in the context of TORM's net asset value. If Management determines that there are indicators of impairment, the recoverable amount will be determined based on the higher of the i) fair value less cost of disposal for the cash-generating unit (CGU) and ii) the value in use of the CGU. The Audit Committee regularly reviews Management's assessment of the potential indicators of impairment related to TORM's vessels in the fleet within the CGU comprised of the main fleet of LR2, LR1, and MR vessels. Management's indicator assessment includes, but is not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization. As the indicators involve complex and subjective judgements, the Audit Committee thoroughly reviews and challenges the judgements included in the assessment. The Audit Committee agreed to Management's conclusion that there were no indicators of impairment as at 31 December 2024, and thus the recoverable amount was not determined. Refer to Note 12 to the financial statements for further information.

Revenue Recognition

Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties and is made based on "load to discharge", and demurrage was until this year recognized with up to 95% until actual realization. However, the Revenue Recognition Policy was analyzed in 2024 and re-evaluated based on a proposal from the Management to increase the demurrage recognition from 95% to 97% due to underlying collection rates. The supporting analysis and historic evidence was discussed, including any assumptions applied, before the Audit Committee agreed and approved the increase in demurrage recognition to 97%.

Expected Credit Loss

Allowances for expected credit losses are based on "the simplified approach" according to IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. In 2024, Management presented the Audit Committee with an analysis to support a proposal to amend the expected credit loss allowance matrix. The Audit Committee challenged the assumptions applied by the Management in the amended allowance matrix, and following further discussions that also included the impact of current economic and geopolitical uncertainty, it was agreed to reduce the expected credit loss for freight and demurrage revenue for selected aging groups in the matrix. The impact of the change was a reversal of USD 5.9m.

Depreciation Policy and Residual Value of Vessels

The Management maintains an analysis of the potential impact of climate change and how different drivers might have implications on the useful life of vessels. Among the drivers were TORM's short and long-term climate targets, the IMO's revised Green House Gas Strategy, and other new regulations and policies with increased focus on carbon reduction in the short and long terms. Together with Management, the Audit Committee discussed the different drivers and their impact on the current useful life of vessels, but concluded, that the current accounting policy of depreciating vessels over 25 years is still appropriate and still in line with TORM's peers. The Audit Committee will continue to monitor the development closely.

The residual value of vessels is calculated based on two elements: Scrap values reviewed on a yearly basis and cost of voyage to the scrapping location. In 2021, the Audit Committee agreed to the recommendation from the Management to gradually phase in the green recycling prices in the calculation of residual values by applying an equal weighted average of green recycling and conventional recycling prices, while still using a three-year average to limit volatility in the residual values. In 2024, the Audit Committee discussed with Management the potential increase to 100% weight on green recycling prices from 2025. As the market for green recycling had matured and now accounts for a significant portion of recycled vessels, it was agreed to increase the weight of green recycling prices from 70% to 100% from 2025.

Effectiveness of the Audit Committee

In 2024, the Audit Committee carried out a detailed self-assessment using a questionnaire and discussions facilitated by the Head of External Reporting. Based on the self-assessment, no material concerns arose.

Internal Audit

The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on TORM's current size, complexity, and internal control environment, TORM can continue to defer the establishment of an internal audit function. The decision must be revisited annually, next time in 2025.

In the absence of an internal audit function, internal assurance is achieved through the work of the Group Internal Control function and PwC's testing of the entire Internal Control over Financial Reporting framework (ICFR).

The Audit Committee is satisfied that the internal audit arrangements continue to provide effective assurance of TORM's risk and controls environment. Throughout the year, the Audit Committee monitored the effectiveness of TORM's risk management and internal control systems, including material financial, operational, and compliance controls.

Internal Controls and Risk Management

The Audit Committee has primary responsibility for the oversight of TORM's internal control system, including the risk management framework, the compliance framework, and the work of the Group Internal Control function. The Audit Committee regularly discusses the principles for risk assessment and risk management related to financial reporting, and the committee reviews TORM's significant risks, including fraud, and their impact on financial reporting, including stress testing when relevant.

 Read more about principal risks and uncertainties on pages 17 to 21

The Board of Directors fulfills its responsibility regarding the effectiveness of the risk management and the ICFR through the Audit Committee. Since the US listing on Nasdaq in New York in 2017, TORM has been required to comply with the Sarbanes-Oxley Act (SOX) resulting in increased regulatory requirements.

The ICFR to support TORM's SOX compliance is based on the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which enables best practices and a strong control environment.

To ensure TORM meets its target of SOX compliance, the Audit Committee continuously monitors the status of the ICFR. This oversight by the Audit Committee includes recurring reporting, including management oversight, the outcome of management testing, and the status of auditor testing. The Audit Committee makes sure that the Management sufficiently addresses deficiencies when they emerge.

2024 was the third year that TORM was required to have controls audited by its external auditor to comply with Section 404(b) of SOX.

Having monitored TORM's ICFR, the Audit Committee has not identified any material weaknesses in TORM's ICFR through either management testing or external audit.

Sustainability

The Audit Committee is responsible for overseeing the internal reporting process of the Sustainability Statement at TORM, as carried out by the Senior Management Team. This oversight encompasses the entire reporting process, including the approval of the double materiality assessment and discussions about the principles of risk assessment and risk management concerning the Sustainability Statement.

In 2024, sustainability reporting became an integrated part of the Audit Committee annual wheel and is now a recurring part of all regular Audit Committee meetings throughout the year. This decision was a result of the applied governance structure and responsibility assigned to the Audit Committee by the Board of Directors.

TORM prepared for, and reported on, the CSRD and IFRS S2 for the first time in 2024, as TORM is both a listed company and exceeds the 500 employee threshold. The double materiality assessment conducted during 2024 was thoroughly reviewed and ultimately approved by Audit Committee. Any changes to the outcomes of the double materiality assessment, prompted by new insights or additional knowledge, were duly presented to the Audit Committee. The rationale and supporting documentation for the changes were shared and discussed with the Audit Committee before approval.

The Audit Committee received regular updates on progress of the data collection, including the status of activities and the measures taken to ensure the accuracy and reliability of the data to be reported.

The Audit Committee has been actively engaged in overseeing the process for establishing targets to ensure that they align with TORM's strategic priorities and regulatory obligations. The Audit Committee has reviewed and formally approved both the methodology employed in the target-setting process as well as the actual targets.

External Auditor

The Audit Committee has primary responsibility for overseeing the relationship with the external auditor, Ernst & Young LLP ('EY').

This includes making the recommendation on the appointment, reappointment, or removal of the external auditor, assessing their independence on an ongoing basis, approving the statutory audit fee, the scope of the statutory audit, and the appointment of the lead audit engagement partner. As Lloyd Brown retired during 2024, Mark Woodward was chosen as the new lead audit engagement partner. The appointment of Mark Woodward was a result of a thorough selection process between EY and the Audit Committee, supported by the Management. Handover was initiated during 2023 ensuring a smooth transition to the 2024 audit.

During the year, EY reported to the Audit Committee on their independence from TORM. The Audit Committee and the Board of Directors are satisfied that EY has adequate policies and safeguards in place to ensure that auditor objectivity and independence are maintained. The Audit Committee has recommended to the Board of Directors the reappointment of the external auditors for the 2025 financial year, and the Board will be proposing the reappointment of EY at the upcoming AGM.

Effectiveness of the External Audit Process
The Audit Committee reviewed the quality of the external audit throughout the year and considered the performance of EY by undertaking an annual review of the performance of the independent auditor in a combination of discussions with the Management, reviewing the quality of written deliverables to the Audit Committee, and reviewing the quality of dialog and insights provided during Audit Committee meetings. The findings were considered by the Audit Committee, and it was agreed that the audit process, independence, and quality of the external audit were satisfactory.

Based on these reviews, the Audit Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit, and that EY had applied robust challenge and skepticism throughout the audit.

Auditor Independence and Objectivity
In its assessment of the independence of the auditor, and in accordance with the standard on independence, the Audit Committee received details of all relationships between TORM and EY, which may have a bearing on their independence, and received confirmation from EY that it is independent of TORM in accordance with applicable laws and regulations.

The Audit Committee maintains a policy and has procedures in place for the pre-approval of all audit services, audit-related services, and other services undertaken by the external auditor. The principal purpose of this policy is to ensure that the independence and the objectivity of the external auditor are not impaired. The policies include restrictions on the types of services which the independent auditor can provide, in line with the Ethical Standard published by the UK Financial Reporting Council (FRC). Details of the services which the independent auditors cannot be engaged to perform were provided to

the Audit Committee at the November 2024 Audit Committee meeting. A copy of the policy can be made available on request.

Audit and Non-Audit Fees
Full disclosure of the audit and non-audit fees paid during 2024 can be found in Note 6 to the financial statements.

Audit fees:	USD 1.3m
Non-audit fees:	USD 1.0m

The independent auditor may be contracted to perform certain non-audit activities. The Audit Committee believes that this can be performed without compromising the auditor's independence and objectivity. The Audit Committee will allocate the non-audit work after considering TORM's policy on the provision of non-audit services by TORM's auditors. A copy of the pre-approval procedures can be made available on request.

The EU Green Paper ("Audit Policy: Lessons from the Crisis") requires that audit firms cap their non-audit services at 70% of average audit fees over a three-year period (non-audit services required by the EU or national law or regulation do not count against the cap). Fees relating to non-audit services by EY amounted to USD 1.0m in 2024, of which USD 0.5m are not required by EU or national law. The average audit fees in the past three years from 2021 to 2023 were USD 1.1m. As such, non-audit services by EY corresponded to 45% of the total audit fees. The Audit Committee considered that the services provided were most efficiently provided by the external auditor. To maintain the external auditor's independence and objectivity, the external auditor did not make any decisions on behalf of the Management.

Whistleblower
TORM's Whistleblower Charter, which supports the group-wide Business Principles, is monitored by the Audit Committee.

 Read more about TORM's Whistleblower Charter here: www.torm.com/investor/governance/whistleblower/

The Audit Committee received reports providing details of matters reported through TORM's international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated by an independent third party, Holst Advokater. All matters reported are investigated by Holst Advokater and reported to the Board of Directors as well as to the Audit Committee together with details of any corrective actions taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.

Approval
On behalf of the Audit Committee

Göran Trapp
Chairman of the Audit Committee
06 March 2025

Risk Committee Report

Chairman's Statement

This report provides an overview of how the Risk Committee operates, the activities of the Risk Committee, and the committee's role in monitoring and reviewing the integrity and quality of TORM's company-wide risk management.

The Role of the Risk Committee

 Read more about the Risk Committee's area of responsibility on page 159

 Terms of Reference for the Risk Committee are available at www.torm.com/investors/governance

Risk Committee Members

The Risk Committee must at all times consist of at least two independent members of the Board of Directors, each meeting the independence requirements and having sufficient qualifications within risk management and capital market knowledge to independently assess the appropriateness of TORM's risk management and control environment as well as the planning and execution of the risk management policies and funding activities.

Meetings

The Risk Committee meets at least three times a year.

Activities During the Year

At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment of risk tolerance and actual risk level. These measures include the principal risks described in the Risk Management section from page 17 and monitoring of the compliance with internal risk mandates, such as foreign exchange, FFA, and bunker hedge level, refinance risk, interest rate hedge level, credit risk, and time charter position. A liquidity forecast is presented at each Risk Committee meeting.

Cyber Security

Cyber security is a recurring agenda item at each meeting, and the Risk Committee reviews TORM's cyber security risks and maturity status During 2024, the Risk Committee approved TORM's IT security policy and IT risk management policy. Focus this year has been on implementation of the IT and security strategy aimed at reducing the attack surface, increasing capabilities to identify threats, and mitigating vulnerabilities. We have continued our work on regulatory compliance including requirements for NIS2.

Customer Credit Risk

During 2024, the Risk Committee approved an updated Customer Credit Risk Policy reflecting a higher degree of automation in the credit assessment process by using external credit rating providers as primary source of customer credit. TORM has a well-functioning customer credit approval process, where all customers are reviewed prior to commercial charters.

Capital Structure Risks

The Risk Committee reviewed risk considerations related to TORM's capital structure, including liquidity position, financial leverage, TORM's Distribution Policy, off-balance sheet liabilities, terms and sources of funding vessel investments, and fleet employment strategy.

At a Glance

Chairman
Göran Trapp

Members
Annette Malm Justad
David N. Weinstein

Composition
The Risk Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Risk Committee held four scheduled meetings in 2024. The members' attendance at the committee meetings is described on page 161.

2024 Highlights
- Risk management review of TORM's policies on insurance, IT, financial instruments, and our Financial Policy
- Maintained focus on IT security risk
- Reviewed peak oil demand forecasts
- Review of geopolitical risks associated with TORM's business
- Review and approval of the Enterprise Risk Management (ERM) report

Peak Oil

The Risk Committee reviewed development of peak oil forecasts from IEA for the period of 2019 to 2023. In the recent IEA's Stated Policies Scenario (STEPS), peak oil is assumed by the end of this decade, followed by a gradual decline hereafter. The IEA STEPS projects the global energy landscape based on the potential (but not full) implementation of current and announced policies, focusing on gradual transitions in energy demand, investment, and technology advancement without transformative changes. The development in forecasts over the last few years shows a slightly faster decline in global oil demand after the peak is reached, although oil demand in 2050 is expected to remain only slightly below pre-COVID levels within STEPS forecast. Nevertheless, there is a large regional difference in the timing of the peak oil, with total oil demand in most of the advanced economies already having peaked while demand in emerging economies and developing countries as a group is expected to continue to grow. Similarly, there's a difference in the timing of peak demand by oil products, with naphtha and jet fuel demand not expected to peak before 2050 in the STEPS scenario. The Net Zero Emission scenario outlines more aggressive oil demand decline.

The Risk Committee acknowledges TORM's vulnerability to declines in oil demand. Oil demand, while critical, is insufficient to fully understand TORM's business, as the ton-miles driven by regional imbalances, which play a critical role in assessing logistical efficiency and market dynamics, also depend on changes in the refinery landscape (such as closures and capacity additions

Liquidity Governance

The Risk Committee oversaw TORM's liquidity risk. TORM works with e.g. break-even levels to ensure sufficient liquidity is available. At TORM, we ensure that financial gearing related to loan agreements can manage periods of low profitability and declining vessel values.TORM identifies the required liquidity- and financial leverage cushions to be available by severely stressing our tanker freight rates and vessel values with low points values seen since 2000.

Forward Freight Agreements (FFAs) and Liquidity Risk

During 2024, the Risk Committee approved an updated FFA and Bunker Policy. The FFA and Bunker Policy clearly outlines acceptable liquidity thresholds and hedging exposure enabling TORM to hedge freight.

Funding and Funding Sources

The Risk Committee has reviewed funding structure and terms prior to purchase second-hand vessels.Moreover, the Risk Committee reviews geopolitical downside risks associated with current and future funding sources herein assessment of effective mitigations. TORM liaises with external advisors to maintain an updated understanding related to geopolitical risks.

EU ETS

The Risk Committee approved a newly established EU ETS Trading Policy enabling TORM to manage ETS exposure.

Maritime Safety Threats

The Risk Committee reviewed the measures taken by TORM to assess, manage, and mitigate future safety threats.

Review Policies

The Risk Committee reviewed TORM's IT Policy, Financial Policy, FFA and Bunker Policy, Insurance Policy, Credit Risk Policy, and EU ETS Policy. These policies outline core activities and risks, and the measures which TORM has taken to mitigate these risks.

Sustainability Reporting

In the past two years, TORM has used the Task Force on Climate-related Financial Disclosures (TCFD) guidelines to assess transition and physical risks and opportunities and how they might impact the resilience of TORM's strategy. From 2024, the TCFD is not a UK requirement. The TCFD content is still reported but as part of the format of CSRD E1 Climate Change. The findings from the scenario analysis were presented and discussed with the Risk Committee. The climate-related risks identified through the scenario analysis exercise have been incorporated into TORM's annual Enterprise Risk Management process and is part of the recurring items discussed at the Risk Committee meetings.

Enterprise Risk Management

The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of these exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved TORM's risk profile based on these discussions. Further, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk-mitigating activities.

TORM's annual Enterprise Risk Management Report was approved at the Board of Directors meeting in February 2025.

 Read more about TORM's annual risk assessment on page 16

Approval

On behalf of the Risk Committee

Göran Trapp
Chairman of the Risk Committee
06 March 2025

Nomination Committee Report

Chairman's Statement
In 2024, no changes were made to the Nomination Committee. The key focus areas of the Nomination Committee were governance, succession planning, and employee engagement.

The Role of the Nomination Committee

 Read more about the Nomination Committee's area of responsibility on page 159

 Terms of Reference for the Nomination Committee at www.torm.com/investors/governance

Compliance with the Code
The Nomination Committee complies with the updated 2024 UK Corporate Governance Code except for provision 18. This provision states that all directors should be subject to annual re-election, however, TORM's B-Director is not appointed for a specified term and will continue until removed by the B-shareholder. TORM believes that continuity in the B-Director role is important as this Director serves as a representative of the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B-Director at any time. In addition, provision 19 states that the Chairman of the Board of Directors should not remain in place beyond nine years from the date of their appointment to the Board of Directors. However, after a thorough review of the composition, size and structure of the Board of Directors

and its Committees by the Company Secretary which was presented to the Nomination Committee during November, the Board's Nomination Committee has considered the performance and role of the Chairman and the unique position that the Chairman plays as an employee of TORM's largest shareholder. The Nomination Committee determined that the benefits brought by retaining the current Chairman outweigh the negative effects of the Chairman serving for longer than nine years. This is particularly true given that the Chairman was not independent on appointment and the corporate governance of TORM's Board of Directors has always been based on a non-independent Chairman, but supported by a strong Senior Independent Director (SID) and Independent Non-Executive Directors.

The Nomination Committee reviewed the independence of all Non-Executive Directors pursuant to the UK Corporate Governance Code. Except for the Chairman, the Nomination Committee is composed solely of Independent Non-Executive Directors, who in the opinion of the Board of Directors, continue to constructively offer strategic guidance, specialist advice and, challenge TORM's Management.

In line with TORM's Articles of Association on the annual re-election of the remaining directors, all TORM's Non-Executive Directors will submit themselves for re-election at the 2025 Annual General meeting.

At a Glance

Chairman
Christopher H. Boehringer

Members
Annette Malm Justad
David N. Weinstein

Composition
Except for the chairman, the Nomination Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Nomination Committee had two scheduled meetings in 2024. The members' attendance at committee meetings can be seen can be seen on page 161.

Focus Area



- 13% Succession planning
- 13% Employee population
- 61% Governance
- 13% Diversity

The Executive Directors' service contracts and the Non-Executive Directors' terms and conditions of appointment are available for inspection at our registered office and will be available on display at the 2025 Annual General Meeting.

Effectiveness

During the year, the Nomination Committee reviewed the independence, time commitment, and potential conflicts of interest of the Non-Executive Directors and concluded that they each continued to demonstrate independent judgement and to devote sufficient time to discharging their duties.

Board Evaluation

In accordance with the UK Corporate Governance Code, TORM conducts an annual internal evaluation of the Board of Directors. Following the evaluation this year, the Board of Directors requested to further increase their knowledge of cyber security and the Board's role within a potential cyber attack..

 Read more about the Board's activities this year from page 162

Employee Engagement

Throughout the year, the Nomination Committee received updates on key elements of the people strategy, which provides insight into a variety of areas, including culture, diversity and inclusion, succession planning, future capabilities, and colleague engagement.

 Read about TORM's people from page 105

Diversity

The Nomination Committee continued to review TORM's progress against its gender diversity targets for both female Board of Directors members and women in leadership positions in the office-based workforce. At the end of 2024, women in leadership positions constituted 20%. TORM has a target for 2030 of 35% women in leadership positions.

 Read about TORM's diversity targets in Management from page 105

Since 2020, the Board of Directors has fulfilled its target of 20% female Board members. A new target has been set for the Board of Directors of 40% women by the end of 2035.

Board diversity matrix	
Country of principle Executive Offices	United Kingdom
Foreign private issuer	Yes
Disclosure prohibited under home law	No
Total number of Directors	5

Succession Planning

Succession planning continues to be a priority for the Nomination Committee. Throughout the year, the Nomination Committee focused on the succession pipeline for TORM's Senior Management Team, which is essential to ensure a continuous level of quality in Management. It further aids TORM in avoiding instability by mitigating the risks which may be associated with unforeseen events, such as the departure of key individuals, as well as promoting diversity and inclusion.

Retention Rate

At the end of 2024, the retention rate for all office-based employees was 94%, which is still at a satisfactory level. In 2023 and 2022, the retention rate was 91% and 90%, respectively.

 Read more about our employee health and well-being from page 105

Approval

On behalf of the Nomination Committee

Christopher H. Boehringer
Chairman of the Nomination Committee
06 March 2025

Total Remuneration 2024 of the CEO

Annual Performance Bonus KPI outcomes

For 2024, the Remuneration Committee established a KPI bonus scorecard across six areas. These areas were: ROIC, TCE, CO_2 reduction, Safety and Quality, OPEX, and Administrative Cost to a maximum bonus potential of 70% against which 63.0% was attained.

Annual Performance Bonus Discretionary

The Remuneration Committee reviews the CEO incentive award prior to payment using judgement to ensure that the final assessment of performance is fair and appropriate. If circumstances warrant it, the Remuneration Committee may adjust the final payment.

The performance metrics of discretionary bonus are specified at the start of the performance period and are commercially sensitive.

2024 Annual Bonus

63%
Formulaic outcome percentage of maximum 70%

45%
Committee discretion maximum 50%

108%
Final outcome percentage of maximum 120%

Total Remuneration 2024



Benefits, 1%

Base Salary, 49%

Annual performance bonus, 50%



One TORM KPIs (70%) — 90%

Committee discretion (50%) — 90%

Long-Term Incentive Plan	Awarded in 2024
Restricted Share Units	255,200.00
Exercise price per share	DKK 258.40
Vesting over three years	2025 - 2027
Grant value	USD 1.91m

Remuneration Committee Report

Chairman's Statement

The Remuneration Committee report describes the activities of the Remuneration Committee for the period 01 January 2024 to 31 December 2024. It sets out remuneration details for the Executive and Non-Executive Directors in TORM. It has been prepared in accordance with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended (the "Regulations").

The report is split into two main areas:
• Chairman's Statement
• Annual Report on Remuneration

The Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 11 April 2024, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. During 2024, the Committee undertook a further review of the Remuneration Policy.

 Find TORM's Remuneration Policy at www.torm.com/investors/governance

The annual report on remuneration provides details on remuneration in the period and additional information required by regulations. The UK Companies Act 2006 requires that the auditors report to shareholders on certain parts of the Directors' Remuneration Report and state whether, in their opinion, those parts of the report have been properly prepared in accordance with the regulations.

The parts of the annual report on remuneration subject to audit are indicated in the report. The statement by the Chairman of the Remuneration Committee is not subject to audit.

The Role of the Remuneration Committee

 Read more about the Remuneration Committee's area of responsibility on page 159

 Find the Terms of Reference for the Remuneration Committee at www.torm.com/investors/governance

Compliance with the Code

The Remuneration Committee is in full compliance with the 2018 UK Corporate Governance Code except for provision 32. This provision states that the Board of Directors must establish a Remuneration Committee of Independent Non-Executive Directors, with a minimum membership of three. In addition, the Chairman of the Board of Directors can only be a member if he is independent on appointment, and he cannot chair the Remuneration Committee. TORM's Chairman of the Board of Directors, Christopher H. Boehringer, has been appointed as Chairman of TORM's Remuneration Committee. However, given his association with the controlling shareholder and the alignment of interest regarding remuneration, the Board of Directors considers it appropriate for Christopher H. Boehringer to chair the Remuneration Committee.

At a Glance

Chairman
Christopher H. Boehringer

Members
Annette Malm Justad
David N. Weinstein

Composition
Except for the chairman, the Remuneration Committee is composed solely of Independent Non-Executive Directors.

Meetings
The Remuneration Committee had two scheduled meetings in 2024. The members' attendance at committee meetings can be seen on page 161.

Focus Area



- ■ One TORM KPIs
- ■ Employee remuneration
- ■ Board remuneration
- ■ LTIP
- ■ Governance

68%
20%
5% 5% 2%

Meetings

The Chairman and the Executive Director attend the meetings of the Remuneration Committee except for matters relating to their own remuneration. The Head of People attended some meetings, and other members of TORM's Management attend when necessary.

Activities During 2024
KPIs

In accordance with the UK Corporate Governance Code, the Remuneration Committee throughout the year consistently reviewed the agreed 2024 KPI status providing valuable feedback. In addition, the Remuneration Committee reviewed and agreed the KPIs for 2025.

In order to further strengthen the One TORM platform focus across the organization, the Remuneration Committee agreed that again for 2025, all employees will be measured against the same KPIs.

Gender-Based Initiatives

The Remuneration Committee engaged in discussions surrounding the broader workforce remuneration. There is interest in doing more to develop and foster a diverse and inclusive workplace for all our employees. This includes addressing any underlying reasons surrounding gender-based remuneration gaps. At TORM we are monitoring the gender pay gap during the salary review process to ensure that we work towards equal pay.

Annual Remuneration Policy Review

The Remuneration Committee reviewed the Remuneration policy. Following the review, they concluded that no changes were warranted.

At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

Approval

On behalf of the Remuneration Committee

Christopher H. Boehringer
Chairman of the Remuneration Committee
06 March 2025



Remuneration at a Glance
Executive Director and Chief Executive Officer's Remuneration

Fixed Pay

Base Salary	Effective 01 January 2024 Chief Executive DKK 7.91m	Effective 01 January 2025 Chief Executive DKK 8.15m
Executive Director Salary	EUR 70,000	EUR 70,000
Benefits	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle	DKK 276,000, covering the running and maintenance expenses associated with a private vehicle
Pension	Not entitled to any pension	Not entitled to any pension

Annual Bonus

Short-Term Incentive	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2024	Opportunity (% of salary): Maximum: 120% of the base salary in the financial year 2025

Long-Term Incentive

Long-Term Incentive	Granted a total of 255,200 RSUs vesting over a three-year period, with one third of the grant amount vesting at each anniversary during the three-year period starting on 01 January 2025. The exercise price for each RSU is DKK 258.4. Also granted 5,563 RSUs following exercise of RSUs granted in 2021 and 2022 to reflect the payment of dividends since the grant date. The exercise price for each RSU is USD 0.01.	Not known at time of publication

Statement of Voting at the AGM

Shareholder voting on the resolutions to approve the annual Remuneration Report put to the 2024 AGM and the Directors' Remuneration Policy put to the 2021 AGM were as follows:

	Votes for	%	Votes against	%	Abstentions	%	Total Votes
Annual remuneration report	54,276,518	89.1	6,575,454	10.8	70,633	0.1	60,851,972
Directors' remuneration policy	53,635,713	88.0	7,094,933	11.7	191,989	0.3	60,730,646

Executive Director and Chief Executive Officer's Remuneration

Single Total Figure of Remuneration
The table to the right sets out the 2023-24 remuneration for Jacob Meldgaard in his roles as Executive Director of TORM plc and Chief Executive Officer (CEO) of TORM A/S, a subsidiary of TORM plc.

Base Salary
The base salary is discussed and agreed with the Chairman of the Board of Directors and the Remuneration Committee once a year. Base salary as of 01 January 2024: DKK 7.91m (USD 1,141m). In addition, the CEO receives EUR 70,000 (USD 76,000) for his role as Executive Director. The CEO's base salary was reviewed on 23 January 2025 to determine the appropriate salary for 2025. The base salary as of 01 January 2025 was determined at DKK 8.152m, and the adjustment of the salary will take effect as of 01 January 2025.

Taxable Benefits
TORM can place a car costing no more than DKK 1m at the CEO's disposal. However, the CEO has instead accepted an amount of DKK 23,000 per month, covering the running and maintenance expenses associated with a private vehicle. For 2024, the amount of DKK 276,000 (USD 39,798) was included in the single figure amount.

Other benefits provided directly include two trade periodicals, a mobile phone, which may be used for both business and private purposes, a PC at the CEO's disposal at his home address, which may be used for both business and private purposes, including internet access and call charges. No changes in allowances and benefits are expected for 2025.

Total Remuneration for the Financial Year 2024

	2024	2023
	Fixed pay (USD'000)	Fixed pay (USD'000)
Base Salary	1,217.2	1,195.4
Taxable Benefits	39.8	40.0
Pension	—	—
Total Fixed Remuneration	**1,257.0**	**1,217.2**
Variable Pay (USD'000)		
Annual Performance Bonus	1,232.6	1,277.4
Total Variable Pay	1,232.6	1,277.4
Single Total Figure of Remuneration (USD'000)	**2,489.6**	**2,512.8**

Change in Remuneration of Colleagues and Directors

	% change from 2023 to 2024		
	Salary	Benefits	Bonus
Employee Entire Group	4.2%	0.0%	94.1%
Chief Executive Officer	1.8%	0.0%	-3.5%

Performance Bonus 2024

The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2024 in the following range and based on the following parameters:

- The fulfillment of specific performance metrics set by TORM (up to 70% of the CEO's base salary). These include but are not limited to ROIC, cost structure, highest safety standards, and environmental footprint
- Up to 50% of the CEO's base salary based on the sole discretion of TORM's Board of Directors

The table below shows the achievement against each of the performance metrics in our annual bonus and the resulting total annual bonus payout for the year ended 31 December 2024.

Key One TORM KPIs	Payout at Maximum Perfor-mance %	Actual Payout % of Salary	Actual Payout % of Overall Bonus
Parameter 1			
Highest Safety and quality standard			
CO$_2$ reduction towards 2025 target			
Outperform peers on RoIC	70.0	63.0	58.3
Outperform peers on TCE			
Maintain effective OPEX cost base			
Maintain effective Admin cost base			
Parameter 2			
Commercially sensitive	50.0	45.0	41.7
Total	120.0	108.0	100.0

In aggregate, the maximum achievable cash bonus for the financial year 2024 for the CEO is equal to 120% of the CEO's base salary in the financial year 2024. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors. Based on the aforesaid methodology, the CEO's performance cash bonus for 2024 was determined to be a total of 108.0% (63.0% on parameter 1 and 45.0% on parameter 2) of the 2024 fixed annual salary of DKK 7.91m, resulting in an amount of DKK 8,547m (USD 1,233m).

Long-Term Incentive Program, Restricted Share Units Granted to the CEO

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted Restricted Share Units (RSUs) in the form of restricted stock options to certain employees. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM's shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since 2016, and there are no performance conditions associated with the grant of RSUs.

As detailed in announcement no. 09 issued on 23 March 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 01 January 2023. The exercise price for each RSU was DKK 58, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's Q4 2021 release plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As detailed in announcement no. 09 issued on 29 March 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 01 January 2024. The exercise price for each RSU was DKK 220.6, corresponding to the average of 90 calendar days preceding the publication of TORM plc's 2022 Annual Report plus a 15% premium and adjusted for the dividend payment related to TORM's the fourth quarter 2022 results.

In addition, Executive Director Jacob Meldgaard will be granted a total of 300,000 RSUs on similar terms as outlined above, with the exceptions that the strike price for these RSUs is set to one US cent and that all the RSUs will vest on 01 March 2026. Vested RSUs may be exercised for a period of 360 days from each vesting date.

As detailed in announcement no. 08 issued on 07 March 2024, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 01 January 2025. The exercise price for each RSU was DKK 258.4, corresponding to the average of 90 calendar days preceding the publication of TORM plc's 2023 Annual Report plus a 15% premium .

In addition, Executive Director Jacob Meldgaard was granted a total of 5,563 RSUs following exercise of RSUs granted in 2021 and 2022 to reflect the payment of dividends since the grant date. The exercise price for each RSU was USD 0.01.

LTIP Element of Jacob Meldgaard's Remuneration Package 2024		
Award	**2024**	**2024**
Awarded on	07 March 2024	15 May 2024
Vesting period	three years	one year
1st vesting date	01 January 2025	Issue window
Original exercise price	DKK 258.4	USD 0.01
Grant value assuming 100% vesting	USD 1.91m	Covered under value of original grant

Long-Term Incentive Program – Restricted Share Units Granted

Year	2023 Ret. Add	2024	2022 Additional	2021 Additional	2023 Retention	2023	2022	2021
Grant of RSUs excluding the Executive Director	3,120	1,214,988	11,146	16,430	1,333,224	1,248,155	1,137,770	1,099,921
Grant of RSUs to the Executive Director		255,200	1,972	3,591	300,000	255,200	255,200	255,200
Vesting period in years	1	3	1	1	1	3	3	3
Vesting period in years to the Executive Director		3	1	1	1			
Beginning	Vest upon grant	01-Jan-25	Vest upon grant	Vest upon grant	01-Mar-26	01-Jan-24	01-Jan-23	01-Jan-22

Exercise period from vesting	Within the issuing period	Three Years after each vesting date	Within the issuing period	Within the issuing period	Three Years after each vesting date	360 days after each vesting date	360 days after each vesting date	360 days after each vesting date
Black-Scholes model, theoretical market value	*	USD 10.9m	*	*	USD 58.02m	USD 14.5m	USD 2.7m	USD 3.0m
Exercise Price (DKK)	-	258.4	0.08	0.08	-	220.60	58.00	53.50
Exercise Price (USD)	0.01	-	-	-	0.01	-	-	-
Reduced due to dividend payment (DKK)	-	218.0	-	-	-	149.8	0.08	0.08
Total RSU's expired un-exercised	-	-	-	-	35,445	68,977	92,155	124,057
RSUs exercised within 2019								
RSUs exercised within 2020								
RSUs exercised within 2021								
RSUs exercised within 2022								433,979
RSUs exercised within 2023							435,952	398,539
RSUs exercised within 2024	3,120	-	13,118	20,021	7,089	467,577	435,967	398,546
Total RSU's exercised by grant year	3,120	-	13,118	20,021	7,089	467,577	871,919	1,231,064
RSUs outstanding as of 31 December 2024	—	1,470,188	—	—	1,590,690	966,801	428,896	—

• The adjustment RSUs were covered by the value of the original RSU grant

End of Service Gratuity

TORM can terminate the CEO's Service Agreement giving 12 months' notice to expire on the last day of a month. The CEO can terminate the Service Agreement giving six months' written notice to expire on the last day of a month.

Post-Service Salary

If the CEO dies during his employment, TORM will pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and a post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date on which the employment would have terminated because of termination of the Service Agreement.

Claw Back Policy

TORM's policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") is made in accordance with the applicable rules of the Danish Companies Act, The Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event TORM is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise has published erroneous data or if TORM determines there has been a significant misconduct that causes material financial, operational or reputational harm, TORM shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a limited time period preceding the date on which an accounting restatement is required, received incentive compensation, through the LTIP or STIP, based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

Total Pension Entitlements

The Directors of TORM plc are not entitled to any pension contributions from TORM. In addition, Denmark-based Executive Director Jacob Meldgaard, in his role as CEO of TORM A/S, is not entitled to any pension contribution.

Taxable Benefits

In general, members of the Board of Directors of TORM plc do not receive any additional benefits.

Payments for Loss of Office

No payments for loss of office have been made in 2024. The Company does not consider making payments for loss of office to Non-Executive Directors. For Executive Directors, a termination notice cannot exceed 24 months. Termination by the Executive Director must be subject to a minimum of six months' written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers given that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider the individual circumstances, any mitigating factors that may be relevant, the appropriate statutory and contractual position, and the requirements of the business for speed of change.

Outside Appointments

The Executive Director is entitled to retain the fees earned from non-executive appointments outside TORM. Jacob Meldgaard was appointed Non-Executive Director of Danish Ship Finance A/S for which he received DKK 350,000 and Non-Executive Director of SYFOGLOMAD Limited for which he received EUR 5,000 for his services.

Annual Bonuses and LTIPs

TORM's Remuneration Policy stipulates that the Non-Executive Directors' remuneration cannot include participation in share or warrant programs. The Non-Executive Directors of TORM plc do not receive any part of their remuneration from TORM in shares or warrants. The remuneration for the Non-Executive Directors is determined by the Board of Directors subject to limits in TORM's Articles of Association. During 2024, none of the Non-Executive Directors received any part of their remuneration in shares or warrants.

The Executive Director's Interests in the Shares of TORM

The table to the right summarizes the total interests of the Executive Director in shares of TORM plc as of 31 December 2024. During the period 01 January to 31 December 2024, the Executive Director sold 260,763 A-shares in TORM plc for a total value of approximately DKK 58.1m. The following changes took place between 31 December 2024 and 06 March 2025. Of the 810,401 unvested portion of the Executive Director's interests 255,200 Restricted Share Options vested on 01 January 2025.

The Board Directors' Interest in the Shares of TORM

The table to the right summarizes the total interests of the members of the Board of Directors in shares of TORM plc as of 31 December 2024. During the period 01 January to 31 December 2024, Non-Executive Director Göran Trapp sold 12,820 A-shares in TORM plc for a total value of approximately DKK 2.9m. No changes took place in the Directors' interests between 31 December 2024 and 06 March 2025.

Remuneration for Non-Executive Directors

The table to the right summarizes the remuneration paid to the Non-Executive Directors of TORM in 2024. The fees payable can be found in the Remuneration Policy and are paid in EUR. The decrease in fees in USD is in relation to exchange rates. The fees in EUR remain unchanged year on year. The fees shown include any additional fees paid in respect of chairmanships of committees or other roles such as Senior Independent Director (SID). Board Observer fees are no longer payable.

Executive Director's Interests in the Shares of the Company (Audited)

Jacob Meldgaard's Restricted Share Units	Awarded	Vested Not Exercised	Agreed not to Exercise	Exercised	Unvested
At 31/12/23	3,108,360	1,021,380	766,035	510,544	810,401
Granted – 07/03/24	255,200	—	—	—	1,065,601
Granted – 15/05/24	5,563	—	—	—	1,071,164
Exercised within 2024	—	—	—	260,763	810,401
At 31/12/24	3,369,123	1,021,380	766,035	771,307	810,401

2024 Statement of Directors' Shareholding and Share Interests

Director	Ordinary shares as of 01 Jan 2024	Ordinary shares as of 31 Dec 2024	Changes from 31 Dec 2024 to 06 Mar 2025	Ordinary shares as of 06 Mar 2025
Christopher H. Boehringer	21,204	21,204	—	21,204
David N. Weinstein	5,000	5,000	—	5,000
Göran Trapp	12,820	—	—	—
Annette Malm Justad	2,700	2,700	—	2,700
Jacob Meldgaard	—	—	—	—

The above table shows the total number of share interests of each Director.

2024 Remuneration Table Non-Executive Directors

USD '000 Director	Base Fee			Committee Fee			Total		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Christopher H. Boehringer	159	161	157	53	54	52	212	214	210
David N. Weinstein	108	109	104	108	109	104	217	219	207
Göran Trapp	54	55	52	108	109	104	163	164	155
Annette Malm Justad	54	55	52	108	109	104	163	164	155

Information provided in the following part of the Annual Report on remuneration is not subject to audit.

Assessing Pay and Performance

In the table to the right, we summarize the Chief Executive Officer's single figure remuneration over the past six years, and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared to TORM's performance since the listing of TORM plc, measured by total shareholder return, compared to the average of a selection of TORM's main peers in the industry and with the performance of the Danish stock index OMX. The OMX index is a market cap weighted index of all stocks listed on Nasdaq in Copenhagen. The total shareholder return is calculated in USD.

8-Year Historical Performance. TORM plc vs Peers and the OMX Index



Financial year remuneration for the Chief Executive Officer



Annual Percentage Change in Directors' Remuneration

The table to the right shows the percentage change over the year ended 31 December 2023 to the year ended 31 December 2024 with respect to the Directors' remuneration and average employee remuneration. As required by legislation, the Directors' remuneration is compared to the employees of TORM plc on a full-time equivalent basis.

Relative Importance of Spend on Pay

The table to the right shows the actual expenditure of TORM on employee pay and distributions to shareholders compared to the retained earnings of TORM.

Change in Remuneration of Colleagues and Directors

	Salary or Fees % Change			Benefits % Change			Bonus % Change		
	2023 to 2024	2022 to 2023	2021 to 2022	2023 to 2024	2022 to 2023	2021 to 2022	2023 to 2024	2022 to 2023	2021 to 2022
Chief Executive Officer	1.8%	7.5%	-10.6%	0.0%	2.9%	-11.8%	-3.5%	115.5%	-49.0%
Christopher H. Boehringer	1.1%	2.2%	-10.9%	N/A	N/A	N/A	N/A	N/A	N/A
David N. Weinstein	4.8%	5.8%	-11.4%	N/A	N/A	N/A	N/A	N/A	N/A
Göran Trapp	4.8%	5.8%	-11.7%	N/A	N/A	N/A	N/A	N/A	N/A
Annette Malm Justad	4.8%	5.8%	-11.7%	N/A	N/A	N/A	N/A	N/A	N/A
Colleagues entire group	4.2%	5.7%	4.6%	0.0%	0.0%	0.0%	94.1%	-15.2%	1.9%

The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.

Other benefits provided relate directly to company car benefit.

% change in DKK for salary and Executive Director's fees is 2.5%, taxable benefits is 0% and annual bonus is -3.0%.

% change in Euro for Non-Executive Director fees is 0%. Fees have remained unchanged.

Relative Importance of Spend on Pay

Expenditure USDm	2024	2023	2022	2021	2020
Dividends paid	553.3	586.4	166.7	—	70.6
Purchase of outstanding treasury shares in TORM A/S	—	—	—	—	—
Purchase/disposals of treasury shares	—	—	—	—	1.3
Executive Director's remuneration	2.5	2.5	1.7	2.4	2.3
Total	555.8	588.9	168.4	2.4	74.2
Staff costs	87.0	77.9	49.7	52.1	50.7
Retained earnings	1,791.5	1,382.2	1,290.4	899.5	939.2

Remuneration Policy

The TORM plc Remuneration Policy approved at the 11 April 2024 Annual General Meeting (AGM) remained unchanged during 2024. In accordance with the UK Corporate Governance Code, TORM's Remuneration Policy and practices are designed to support the business strategy and promote TORM's long-term sustainable success. The Remuneration Committee will continue to consider the appropriateness of the Remuneration Policy annually to ensure that it continues to align with the business strategy. At this point, there is no intention to revise the Remuneration Policy more often than every third year, unless required due to changes to regulations or legislation.

 Find TORM's Remuneration Policy at www.torm.com/investors/governance/

2025 Remuneration Policy

The Remuneration Policy approved at the 11 April 2024 AGM took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy.

 Read TORM's revised Remuneration policy under Documents and Policies on www.torm.com/investor/governance

Adaptation and Publication

The Board of Directors must review the Remuneration Policy at least once a year. Any changes to the Remuneration Policy must be adopted by the Board of Directors and approved by the shareholders at an AGM.

TORM's Remuneration report will be included in TORM's Annual Reports for all financial years and will contain information on remuneration paid to the Board of Directors and Executive Management.

Approval

On behalf of the Remuneration Committee

Christopher H. Boehringer
Chairman of the Remuneration Committee
06 March 2025

Investor Information

Dual Listing in Copenhagen and New York

TORM's A-shares are listed on Nasdaq Copenhagen under the ticker TRMD-A and on Nasdaq New York under the ticker TRMD. TORM's A-shares can move freely between the two Nasdaq exchanges.TORM's Transfer Agent is Computershare Inc, P.O. Box 43006, Providence RI, 02940-3078, USA.

Shareholders

As of 31 December 2024, TORM had approximately 28,499 registered shareholders representing approximately 66% of the share capital.

TORM is subject to the EU's Prospectus Regulation and Transparency Directive which implies that shareholders have an ownership notification requirement if the ownership reaches, exceeds or falls below the thresholds 5, 10, 15, 20, 25, 50, or 90 percent, or 1/3, or 2/3.

Based on notifications received during 2024 and 2025 to date, OCM Njord Holdings S.à r.l. (Oaktree) is the only shareholder with more than 5% of the share capital, holding 41% of the share capital at the end of 2024.

Share Information

Exchanges	Nasdaq CPH and NY
ISIN (CPH)	GB00BZ3CNK81
CUSIP (NY)	G89479102

Tickers	TRMD A and TRMD
Number of A-shares (end 2024)	97,814,051
Number of treasury shares	493,371

As of 31 December 2024, TORM's treasury shares represented approximately 0.5% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM's non-Oaktree shareholders. The B-share and the C-share have certain voting rights.

At the end of 2024, the members of the Board of Directors held a total of 28,904 shares, equivalent to a total market capitalization of DKK 4.0m or USD 0.55m. The Board of Directors and certain employees are limited to trading shares during a 45-day period after the publication of financial reports.

Share Price Performance

In 2024, TORM had an average of 94,099,269 A-shares outstanding. The average daily trading volume on Nasdaq in Copenhagen has been approximately 270,000 shares and approximately 836,000 shares on Nasdaq in New York. During 2024, the share price decreased from DKK 206.20 to DKK 138.40 on Nasdaq in Copenhagen and from USD 31.4 to USD 19.45 on Nasdaq in New York.

 The 2024 share price development is available at www.torm.com/investors/share

Financial Calendar 2025

16 April 2025	Annual General Meeting
08 May 2025	First quarter 2025 results
14 August 2025	First six months 2025 results
06 November 2025	First nine months 2025 results

Investor Relations

TORM pursues a transparent and consistent dialog with investors to ensure efficient and fair pricing of our shares. The TORM share is currently covered by ten analysts, predominantly from shipping-oriented investment banks. TORM observes a three-week silent period prior to the publication of financial reports.

 Financial reports, investor presentations, and announcements, are available at www.torm.com/investor

Share Capital

As of 31 December 2024, TORM's share capital amounted to USD 978,140.53 divided into 97,814,051 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 97,814,051 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on Nasdaq in Copenhagen and Nasdaq in New York. As of 31 December 2024, TORM holds 493,371 as treasury shares.

During 2024, TORM increased our share capital by 11,588,367 A-shares as a result of the issuance of 10,242,929 new shares in connection with the delivery of acquired vessels and the exercise of 1,345,438 Restricted Share Units.

Share Pre-Emption Grant

Pursuant to TORM's Articles of Association and authorities granted at TORM plc's AGM on 15 March 2016 (2016 AGM) and updated authorities granted at TORM plc's AGM on 14 April 2020 and 11 April 2024, the Board of Directors was granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD 4,941,465, of which the following authorizations are still active:

- Up to an aggregate nominal amount of USD 1,372,283 which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges, of which none were issued from 01 January 2020 to 31 December 2024, leaving a current authority to issue up to 137,228,300 A-shares.

Share Pre-Emption Grant

Directors, officers, and employees

	Dates	Values
Granted	April 11, 2024	USD 707,025
Utilized	Shares issued since 2024 AGM authority	USD 5,422
Utilized	Grant of remaining options	USD 44,566
Remaining		USD 657,037

- Up to an aggregate nominal amount of USD 2,345,198 in general equity issues including warrants, convertible debt, and general equity with the issue being at fair value as determined by the Board of Directors, of which USD 38,571 was issued from 11 April 2024 to 31 December 2024, leaving a current authority to issue up to 230,662,640 A-shares.

- Up to an aggregate nominal amount of USD 707,025 to Directors, officers, or employees of TORM or any of its subsidiaries of which USD 5,422 was issued from 11 April 2024 to 31 December 2024, and the Company has granted share options over a further 44,566, leaving a current authority to issue up to 65,703,749 A-shares.

Share Pre-Emption Grant

Details of TORM's CEO's share scheme and any rights attached to the shares under this scheme is set out in the Directors' Remuneration Report.

Share Pre-Emption Grant

General equity issues - acquisition of vessels

	Dates	Values
Granted	April 11, 2024	2,345,198
Utilized	2024	38,571
Remaining		2,338,368

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to TORM.

Restricted Share Units

As of 31 December 2024, 4,456,575, Restricted Share Units (RSUs) were outstanding with 1,345,438 being exercised during 2024.

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the Long-Term Incentive Program (LTIP) granted certain employees RSUs in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and TORM's shareholders. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.

 The specific terms for the Remuneration are described within the Remuneration Report

Share Repurchase Grant

Authority	Date	Value
Granted	April 11, 2024	18,145,867
Repurchase	Accumulated	0
Remaining	Approx. 8% of TORM's share capital excluding treasury shares	18,145,867

The Directors regard the ability to repurchase issued A-shares in suitable circumstances as an important part of the financial management of the Company and therefore consider it to be desirable to have the authority to make purchases by way of off-market purchases. The company intend to table a resolution at the 2025 AGM to allow the Company to buy back a maximum aggregate number of A-shares, being 10% of the Company's issued share capital. The authorities, if granted, will be effective until the end of the Company's next annual general meeting to be held in 2026.

Distribution Policy

On 07 March 2024, TORM amended the distribution policy with effect from the first quarter of 2024. With this, TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM's fleet as at the balance sheet day and ii) a discretionary element determined by the Board of Directors taking into consideration TORM's capital structure, strategic opportunities, future obligations and market trends.

In line with the previous distribution policy applicable for 2024, the Board of Directors has decided to recommend for the Annual General Meeting to approve a distribution of USD 58.4m for the fourth quarter of 2024. The total declared and proposed distribution related to 2024 amounted to USD 484.9m. TORM's distribution policy for 2024 can be found on TORM's website and in the 2023 Annual Report.

Voting Rights

Each A-share carries one vote on all resolutions proposed at the General Meetings of TORM except for the election or removal of the B-Director. Until the Threshold Date (the first time at which OCM Njord Holdings S.à r.l. ("Oaktree") and its affiliates cease to beneficially own at least one third of the issued shares), the sole B-share has one vote at the General Meetings and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by TORM.

TORM can only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (who must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the General Meetings in respect of certain Specified Matters only, including the election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, Oaktree, must continue to hold the C-share as long as it or its affiliates beneficially own at least one third of the issued shares ("Threshold Date"). Accordingly, Oaktree may continue to operate as the Company's controlling shareholder, even if Oaktree does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by TORM. A number of the A-shares are issued subject to restrictions on transfer ("Restricted Shares") imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (SEC) or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) TORM if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered. The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree's affiliates or (ii) to TORM if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-share cannot be encumbered.

The B-share and the C-share do not have any rights to receive dividends or other distributions which TORM decides to pay. TORM must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by TORM.

Engagement and Decision-Making

The following information forms our section 172 statement, setting out how, in performing their duties over the course of the year, Directors regarded the matters set out in section 172(1) (a-f) of the UK Companies Act 2006.
We have integrated our reporting on how our stakeholders have been considered in terms of our business model and governance throughout this report. TORM's Board of Directors considers, both individually and together, that they have acted in good faith and in the way they consider would be most likely to promote the success of TORM for the benefit of its members as a whole during the year ended 31 December 2024.

Why? **Why is it important to engage?**	How? **How did Management and Directors engage?**	Outcomes and Actions **What was the impact of the engagement?**
Shareholders		
Transparent and open shareholder communication is expected to support the markets' valuation of TORM shares and future access to capital in the equity markets.	To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings, and conference calls. TORM's Management and Directors have continuous focus on leveraging the integrated One TORM platform, TORM's capital structure, TORM's ESG agenda, and the product tanker market fundamentals in support for short-term and long-term ROIC generation with the aim of maximizing the long-term value for TORM's shareholders.	TORM maintained active engagement with the investor community in 2024, issuing 46 regular regulatory stock exchange announcements and hosting open virtual presentations in connection with our quarterly earnings releases. Our Management and Investor Relations Team participated in a range of virtual and physical meetings and presentations for investors and analysts across key financial hubs. Additionally, we prioritize designated Investor Relations communication tailored specifically to retail investors, further reinforcing our commitment to broad and inclusive engagement.
Employees		
TORM's employees are fundamental to enable us to do business, and their continued engagement is an integral part of the decision-making across the organization. The Board of Directors supports an open dialog between the Board and the workforce. TORM regards responsible behavior as a central part of the company, our business, and the mindset of our people.	The Board of Directors oversees the mechanisms we have in place to help ensure that employees can raise any matters of concern, how such matters are considered and, when necessary, how they are investigated through the whistleblower setup. Two employee-elected representatives attended all Board meetings as Observers. The current Observers include one office-based employee and one vessel-based employee. Observers are permitted to participate but are not permitted to formally vote on matters submitted to a vote. The Board of Directors receives and follows up on the Employee Engagement Survey performed twice a year.	 Since 2006, TORM's Board of Directors has provided a whistleblower setup with an independent lawyer as part of the internal control system. Read more on page 141  The Observers on TORM's Board of Directors allow TORM's employees to have a direct line of questioning to and receive feedback from the Board. Full details of attendance can be found on page 161  In 2024, we continued our biannual real-time data engagement survey, which we introduced in 2020. More than 96% of all office-based employees responded to this survey. Read about TORM's engagement survey within the S1 Report

Why? **Why is it important to engage?**	**How?** **How did Management and Directors engage?**	**Outcomes and Actions** **What was the impact of the engagement?**

Suppliers and Customers

| Managing the relationship with suppliers and customers is an integral part of the way TORM conducts business. | Beyond national and international regulation, TORM's largest customers have their own compliance criteria with which TORM and other product tanker operators must comply.

Ensuring quality in everything TORM does is part of the One TORM KPI Framework. Within this framework, the Board of Directors includes a Tradability KPI ensuring that TORM vessels can meet our customers' demands.

TORM encourages feedback from its customers and suppliers. | TORM has a high degree of approval by oil majors and regularly receives feedback from our customers. TORM utilizes this feedback in solving future logistical demands, understanding our customers' difficulties and requirements, and to help resolve issues each time they are encountered.

 Read more about how TORM meets customer's requirements on page 15

In 2024, TORM made a supplier assessment to establish a baseline and understand the status of our suppliers to facilitate a dialog with them about how we together can extend and improve the quality of sustainability efforts. |

Lenders

| Strong relationships with our banks, financial institutions, and investors support TORM's ability to be financially flexible. | TORM maintains an ongoing dialog with several funding providers. TORM is engaged with lenders and potential lenders to be able to fund vessel acquisitions.

TORM is also in dialog with leasing providers for operational lease funding of vessel acquisitions and for sale and leaseback transactions with buy-back options and no obligations to mitigate stranded asset risk.

TORM is engaged with funding providers to understand ESG risks related to financing in order to be an attractive and transparent borrower. | During 2024, TORM completed acquisition financing in Norwegian Bond market and via new Syndicate and bi-lateral bank financing agreements. Majority of bank financing was completed as Revolving Credit Facilities. TORM has a stable repayment profile over the coming years with debt maturities extended to 2029. TORM maintains a strong partnership within our bank group, which consists of bilateral facilities by specialized shipping banks, leasing facilities and nine banks participated in a syndicated facility agreement. |

Why? **Why is it important to engage?**	**How?** **How did Management and Directors engage?**	**Outcomes and Actions** **What was the impact of the engagement?**

Regulators

As a company incorporated in the UK and listed on Nasdaq in both Copenhagen and New York, TORM must ensure that the high standards required by local regulatory bodies are met.	Through close dialogue with the Management and the Committees, and through compliance systems, the Board of Directors ensures that TORM remains up to date with the latest regulatory changes. Examples of matters discussed this year by the Board of Directors or the Committees include: • IMO regulations on CO_2 emissions • Danish Shipping and the Charter for More Women in Shipping • Mærsk McKinney Møller Center for Zero Carbon Shipping as a Mission Ambassador • ESG reporting requirements • Sanctions compliance	 TORM's Business Principles ensure that TORM is always in compliance with legislation and lives up to the commitment to responsible business practices. See page 133 TORM's Corporate Governance statement is available at www.torm.com/about TORM's Modern Slavery Statement is available at www.torm.com/responsibility Read more about TORM's participation in Danish Shipping and the Center for Zero Carbon Shipping on page 13

Community and Environment

TORM remains committed to taking an active role in caring for communities and our environment. It is not just our shared duty, but our shared responsibility. Therefore, TORM continues the work to combat carbon, sulfur, and other emissions and remains committed to enabling quality education, as this is a matter of concern for TORM and its employees. We believe that by having all involved stakeholders work together on this, great results can be achieved.	TORM is engaged in several local and global initiatives supporting the different communities in which TORM operates. We also support efforts to combat the overarching climate issues faced by the world. Initiatives include our education foundation, our commitment to the UN SDGs 4 and 13, and our climate engagement supporting initiatives. TORM is improving our ESG reporting to gain more insight into our environmental impact and to enable enhancement opportunities in the future.	 For information on how the TORM Philippines and TORM India's Education Foundations have been uplifting and supporting the educational development actions in the community, see page 104 To see how TORM is actively involved in various industry collaborations supporting our ambitious journey to achieve our 2050 environmental target of zero CO_2 emissions from our operating fleet, see page 61 To support TORM's ambitious CO_2 target, TORM's Management will be measured on achieving it. You can read more about TORM's ESG journey on pages 61

Directors' Report

The Board of Directors is pleased to present the Annual Report on the affairs of the TORM Group for 2024, including financial statements and the auditor's report. Other disclosure requirements, which form part of the Directors' Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors' Report.

 TORM's section 172 statement can be found on page 188

Statement of Directors' Responsibility

A Statement of Directors' Responsibility made by the Board of Directors regarding the preparation of the financial statements is required under UK-adopted International Accounting Standards.

 TORM's Statement of Directors' Responsibility can be found on page 194

Going Concern

 TORM's going concern statement can be found on page 32

Corporate Governance Statement

The corporate governance statement sets out how TORM complies with the UK Corporate Governance Code 2018 and includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process.

 Find TORM's corporate governance statement at www.torm.com/investors/governance

 A description of the composition and operation of the Board of Directors and its committees can be found on page 160

Other Information Included in the Strategic Report

The Strategic Report starting on page 5 provides a review of TORM's operations in 2024 and the potential future developments of those operations. Details on greenhouse gas emissions are included in the strategic report from page 13, and details on TORM's general policy relating to recruitment, training, career development, and disabled employees are included within TORM's policies.

 Information on the Directors' regard for the need to foster TORM's business relationship with suppliers, customers, and other stakeholders is set out on pages 188

Directors and Their Interests

 Information on the Directors of the Company who served during the financial year 2024 and up to the date of signing the financial statements can be found on page 160

 The rules relating to the appointment and the replacement of Directors and the Directors' powers can be found in TORM's Articles of Association at www.torm.com/investors/governance

 Details of Directors' interests in the Company are set out in the Remuneration Committee report starting on page 173

Indemnification of Directors and Insurance

TORM has not granted any indemnity for the benefit of the Directors but has a general Directors' and Officers' Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and the Exchange Offer documentation related to the Corporate Reorganization.

Requirements of the Listing Rules

TORM plc is listed on Nasdaq in Copenhagen and Nasdaq in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM's Annual Report must comply with the provisions of the UK Companies Act, including provisions for EEA-listed companies.

With effect from 01 January 2021, TORM plc elected Denmark as its Home State under the Transparency Directive rules due to the implications of Brexit. Accordingly, TORM plc has complied with the guidelines laid down in the Public Statement from The European Securities and Markets Authority (ESMA32-61-1156) concerning the application of transparency requirements by UK issuers with securities admitted to trading on regulated markets in the EU under Article 4 of the Transparency Directive, to ensure compliance and transparency in this Annual Report.

Share Capital

 More information on TORM's share capital can be found on page 185

Dividends

In line with the TORM's Distribution Policy,

Sustainability

Information about TORM's approach to sustainability risks and opportunities is set out in the Sustainability Statement starting on page 40. Also included on these pages are details on our greenhouse gas emissions.

Financial Risk Management

TORM uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates, and foreign exchange. For further information on the use of financial instruments, please refer to Note 24 to the financial statements. Details on financial risks are provided in the Risk Management section on pages 16-17.

Annual General Meeting

TORM's next Annual General Meeting (AGM) will be held on 16 April 2025. The notice of the AGM, including the complete proposals, will be available on TORM's website, www.torm.com, prior to the meeting and will be available for inspection from the Company Secretary, Elemental CoSec.

Articles of Association

As per section 21 of the Companies Act 2006, TORM may only amend its Articles of Association by special resolution.

 TORM's Articles of Association are available at https://www.torm.com/investors/governance

Retirement, Reappointment, and Appointment of Directors

In line with TORM's Articles of Association on file at Companies House, each Director, apart from the B-Director, must retire from office at the first annual general meeting after their appointment. TORM's Directors were re-elected at the 2024 Annual General Meeting and will therefore be due to retire in 2025. The terms and conditions of the appointment of Non-Executive Directors are set out in TORM's Memorandum of Terms and Conditions which, in accordance with the UK Companies Act 2006, Chapter 5, Section 228, is available for inspection from the Company Secretary, Elemental CoSec.

Payment for Loss of Office

TORM's policy in regard to payments for loss of office can be found in the Remuneration Policy.

 TORM's Remuneration Policy is available at https://www.torm.com/investors/governance

Research and Development

TORM continues to focus on optimization of assets but does not allocate specific costs to research and development.

Group Policy Compliance

TORM has implemented a comprehensive compliance program to ensure that we remain in compliance with rules and regulations related to our business activities worldwide. As part of this compliance program, all employees are required to document that they are aware of and have received all training required in relation to each compliance area.

Company Branches

The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK, the UAE, and the US. Further details on TORM's global presence are set out on page 245.

Political Donations

No political donations were made during 2024.

Significant Shareholdings

Details on significant shareholdings are set out in the Investor Information on page 185.

Controlling Shareholder

TORM's controlling shareholder, Oaktree, owns TORM plc's sole C-share, which carries 350,000,000 votes at the General Meetings in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association.

Recent Developments and Post-Balance Sheet Events
Details of important events affecting TORM which have occurred since the end of the financial year are disclosed in Note 2 to the financial statements.

Independent Auditor
Each person who is a Director at the date of approval of the Annual Report confirms that:

- As far as the Director is aware, there is no relevant audit information of which TORM's independent auditor is unaware.
- The Director has taken all reasonable steps that he or she ought to have taken as a Director in order to make him or herself aware of any relevant audit information and to establish that TORM's independent auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the UK Companies Act 2006.

Statement by the Directors in Performance of their Statutory Duties in Accordance with Section 172(1) of the UK Companies Act 2006

 TORM's engagement and decision-making can be found from page 188

Approval
On behalf of the Board of Directors

Christopher H. Boehringer
Chairman of the Board of Directors
06 March 2025

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom laws and regulations as well as additional requirements for listed companies in accordance with the Danish Financial Statements Act.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with UK-adopted International Accounting Standards (UK-adopted IAS) as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2024 and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 "Reduced Disclosure Framework" (FRS 101). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and TORM and of the profit or loss of the Group and the Company for that period.

Due to the Company having shares listed on a regulated market in Denmark, the Annual Report and financial statements are furthermore prepared in accordance with the additional requirements of the Danish Financial

Statements Act applicable to listed companies (reporting class D).

In preparing these financial statements, the Directors are required to:
- Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently.
- Make judgements and accounting estimates that are reasonable and prudent.
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable, and understandable information.
- Provide additional disclosures when compliance with the specific requirements in UK-adopted IAS as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2024 (or in respect of the parent company financial statements, FRS 101) is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.
- In respect of the group financial statements, state whether UK-adopted IAS as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2024 have been

followed, subject to any material departures disclosed and explained in the financial statements.
- In respect of the parent company financial statements state whether applicable UK Accounting Standards, including FRS 101, have been followed, subject to any material departures disclosed and explained in the financial statements.
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's and the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the Company and the Group financial statements comply with the Companies Act 2006 as well as additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable laws and regulations, the Directors are also responsible for preparing a strategic report, Directors' report, Directors' remuneration report, and corporate governance statement that comply with that law and those regulations including additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' Responsibility Statement

We confirm that to the best of our knowledge:

- The consolidated financial statements, prepared in accordance with the Companies Act 2006 and UK-adopted International Accounting Standards as well as IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2024, and the parent company financial statements, prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
- The Annual Report, including the Strategic report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
- The Annual Report, taken as a whole, is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model, and strategy.
- The Sustainability Statement is prepared in accordance with the European Sustainability Reporting Standards ESRS as required by the Danish Financial Statements Act section 99a as well as article 8 in the EU Taxonomy regulation.

In addition, the Board of Directors confirms that it has monitored the risk management and internal control framework throughout the year. The Risk- and Audit Committee reports provides details to the review and monitoring of the framework. The Board of Directors is satisfied that, at the time of conducting the year-end review, any significant failings or weaknesses related to material controls identified as part of the monitoring had been adequately remediated. The year-end review provided the Board of Directors with sufficient appropriate evidence and reasonable confidence to determine that material controls were effective as at the balance sheet date.

The Annual Report for the financial year 01 January - 31 December 2024 with the file 213800VL1H1ABVM1ZF63-2024-12-31-0.zip is prepared, in all material respects, in compliance with the ESEF Regulation (the European Single Electronic Format Regulation).

This responsibility statement was approved by the Board of Directors on 06 March 2025 and is signed on its behalf by:

Jacob Meldgaard
Executive Director

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this annual report are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis' attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Financial Statements

Consolidated Financial Statements

Parent Company Financial Statements

Other

Consolidated Income Statement
01 January-31 December 2024

USDm	Note	2024	2023	2022
Revenue	3,4	1,559.2	1,520.4	1,443.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		-418.5	-430.3	-459.5
Operating expenses	5	-245.1	-216.0	-202.1
Profit from sale of vessels	28	51.3	50.4	10.2
Administrative expenses	5,6	-95.6	-82.9	-55.0
Other operating income and expenses		-0.5	6.3	5.9
Share of profit/(loss) from joint ventures		—	—	0.2
Impairment losses on tangible assets	10,12,28	—	—	-2.6
Depreciation and amortization	9,10,11	-192.0	-149.3	-139.0
Operating profit (EBIT)		**658.8**	**698.6**	**601.5**
Financial income	7	24.8	14.3	4.0
Financial expenses	7	-74.1	-60.9	-48.8
Profit/(loss) before tax		**609.5**	**652.0**	**556.7**
Tax	8	2.0	-4.0	5.9
Net profit/(loss) for the year		**611.5**	**648.0**	**562.6**
Net profit/(loss) for the year attributable to:				
TORM plc shareholders		612.5	648.3	562.8
Non-controlling interest		-1.0	-0.3	-0.2
Net profit/(loss) for the year		**611.5**	**648.0**	**562.6**
Earnings per share for TORM plc shareholders				
Basic earnings/(loss) per share (USD)	32	6.54	7.75	6.92
Diluted earnings/(loss) per share (USD)	32	6.36	7.48	6.80

Consolidated Statement of Comprehensive Income
01 January-31 December 2024

USDm	2024	2023	2022
Net profit/(loss) for the year	**611.5**	**648.0**	**562.6**
Other comprehensive income/(loss):			
Items that may be reclassified to profit or loss:			
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.6	—	-0.5
Reclassification of exchange rate adjustments on disposal of joint venture	—	—	0.1
Fair value adjustment on hedging instruments	7.1	3.1	54.9
Fair value adjustment on hedging instruments transferred to income statement	-19.7	-22.0	1.7
Tax on other comprehensive income	2.6	4.6	-13.2
Items that may not be reclassified to profit or loss:			
Remeasurements of net pension and other post-retirement benefit liability or asset	-0.1	—	—
Other comprehensive income/(loss) after tax	**-10.7**	**-14.3**	**43.0**
Total comprehensive income/(loss) for the year	**600.8**	**633.7**	**605.6**
Total comprehensive income/(loss) for the year attributable to:			
TORM plc shareholders	601.9	634.1	605.7
Non-controlling interest	-1.1	-0.4	-0.1
Total comprehensive income/(loss) for the year	**600.8**	**633.7**	**605.6**

Consolidated Balance Sheet
As of 31 December 2024

USDm	Note	2024	2023	2022
ASSETS				
Intangible assets				
Goodwill	9,12,34	1.7	1.8	1.8
Other intangible assets	9	2.0	1.8	1.9
Total intangible assets		**3.7**	**3.6**	**3.7**
Tangible fixed assets				
Land and buildings	10,11	8.1	5.5	3.8
Vessels and capitalized dry-docking	10,11,12,21	2,826.7	2,070.2	1,855.9
Prepayments on vessels	10	—	86.0	—
Other non-current assets under construction		4.6	4.2	—
Other plant and operating equipment	10	3.3	4.4	5.6
Total tangible fixed assets		**2,842.7**	**2,170.3**	**1,865.3**
Financial assets				
Investments in joint ventures		0.1	0.1	0.1
Loan receivables	13	4.5	4.5	4.6
Deferred tax asset	8	3.1	0.4	0.6
Other investments		0.2	—	0.2
Total financial assets		**7.9**	**5.0**	**5.5**
Total non-current assets	3	**2,854.3**	**2,178.9**	**1,874.5**
Inventories	14	68.4	61.7	72.0
Trade receivables	15	183.9	211.0	259.5
Other receivables	16	59.6	60.5	74.0
Prepayments	17	12.2	15.2	10.4
Cash and cash equivalents incl. restricted cash	33	291.2	295.6	323.8
Current assets excluding assets held for sale		**615.3**	**644.0**	**739.7**
Assets held for sale	28	—	47.2	—
Total current assets		**615.3**	**691.2**	**739.7**
TOTAL ASSETS		**3,469.6**	**2,870.1**	**2,614.2**

USDm	Note	2024	2023	2022
EQUITY AND LIABILITIES				
Equity				
Common shares	18	1.0	0.9	0.8
Share premium		271.0	260.0	167.6
Treasury shares	18	-4.2	-4.2	-4.2
Hedging reserves		15.5	25.6	39.9
Translation reserves		-0.8	-0.4	-0.5
Other reserves		320.0	—	—
Retained profit		1,471.5	1,382.2	1,297.8
Equity attributable to TORM plc shareholders		**2,074.0**	**1,664.1**	**1,501.4**
Non-controlling interest	34	0.8	1.9	2.3
Total equity		**2,074.8**	**1,666.0**	**1,503.7**
Liabilities				
Non-current tax liability related to held-over gains	8	45.2	45.2	45.2
Deferred tax liability	8	0.3	3.6	6.1
Borrowings	11,20,21,23	1,061.0	886.9	849.8
Other non-current liabilities	19	2.9	3.0	3.0
Total non-current liabilities		**1,109.4**	**938.7**	**904.1**
Borrowings	11,20,21,23	165.3	172.7	117.1
Trade payables	23	50.0	43.1	48.5
Current tax liabilities		0.7	0.6	2.0
Other liabilities	19,23	61.3	45.2	31.1
Provisions	31	0.6	0.5	6.8
Prepayments from customers		7.5	3.3	0.9
Total current liabilities		**285.4**	**265.4**	**206.4**
Total liabilities		**1,394.8**	**1,204.1**	**1,110.5**
TOTAL EQUITY AND LIABILITIES		**3,469.6**	**2,870.1**	**2,614.2**

Consolidated Statement of Changes in Equity
01 January-31 December 2024

USDm	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2022	**0.8**	**159.6**	**-4.2**	**-3.6**	**0.1**	**—**	**899.5**	**1,052.2**	**—**	**1,052.2**
Comprehensive income/loss for the year:										
Net profit/(loss) for the year	—	—	—	—	—	—	562.8	562.8	-0.2	**562.6**
Other comprehensive income/(loss) for the year[2]	—	—	—	56.7	-0.6	—	—	56.1	0.1	**56.2**
Tax on other comprehensive income	—	—	—	-13.2	—	—	—	-13.2	—	**-13.2**
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**43.5**	**-0.6**	**—**	**562.8**	**605.7**	**-0.1**	**605.6**
Capital increases [3]	—	8.0	—	—	—	—	—	8.0	—	**8.0**
Share-based compensation	—	—	—	—	—	—	2.2	2.2	—	**2.2**
Dividends paid	—	—	—	—	—	—	-166.7	-166.7	—	**-166.7**
Total changes in equity 2022	**—**	**8.0**	**—**	**43.5**	**-0.6**	**—**	**398.3**	**449.2**	**-0.1**	**449.1**
Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	—	2.4	**2.4**
Equity as of 31 December 2022	**0.8**	**167.6**	**-4.2**	**39.9**	**-0.5**	**—**	**1,297.8**	**1,501.4**	**2.3**	**1,503.7**
Comprehensive income/loss for the year:										
Net profit/(loss) for the year	—	—	—	—	—	—	648.3	648.3	-0.3	**648.0**
Other comprehensive income/(loss) for the year [2]	—	—	—	-18.9	0.1	—	—	-18.8	-0.1	**-18.9**
Tax on other comprehensive income	—	—	—	4.6	—	—	—	4.6	—	**4.6**
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**-14.3**	**0.1**	**—**	**648.3**	**634.1**	**-0.4**	**633.7**
Capital increase [3]	0.1	92.6	—	—	—	—	—	92.7	—	**92.7**
Transaction costs of capital increase	—	-0.2	—	—	—	—	—	-0.2	—	**-0.2**
Share-based compensation	—	—	—	—	—	—	22.5	22.5	—	**22.5**
Dividends paid	—	—	—	—	—	—	-586.4	-586.4	—	**-586.4**
Total changes in equity 2023	**0.1**	**92.4**	**—**	**-14.3**	**0.1**	**—**	**84.4**	**162.7**	**-0.4**	**162.3**
Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	—	—	**—**
Equity as of 31 December 2023	**0.9**	**260.0**	**-4.2**	**25.6**	**-0.4**	**—**	**1,382.2**	**1,664.1**	**1.9**	**1,666.0**

Consolidated Statement of Changes in Equity
01 January-31 December 2024

USDm	Common shares	Share premium	Treasury shares [1]	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2024	**0.9**	**260.0**	**-4.2**	**25.6**	**-0.4**	**—**	**1,382.2**	**1,664.1**	**1.9**	**1,666.0**
Comprehensive income/(loss) for the year:										
Net profit/(loss) for the year	—	—	—	—	—	—	612.5	**612.5**	-1.0	**611.5**
Other comprehensive income/(loss) for the year [2]	—	—	—	-12.7	-0.4	—	-0.1	**-13.2**	-0.1	**-13.3**
Tax on other comprehensive income	—	—	—	2.6	—	—	—	**2.6**	—	**2.6**
Total comprehensive income/(loss) for the year	**—**	**—**	**—**	**-10.1**	**-0.4**	**—**	**612.4**	**601.9**	**-1.1**	**600.8**
Capital increases [3]	0.1	331.6	—	—	—	—	—	**331.7**	—	**331.7**
Capital reduction [4]	—	-320.0	—	—	—	320.0	—	**—**	—	**—**
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	**-0.6**	—	**-0.6**
Share-based compensation	—	—	—	—	—	—	30.2	**30.2**	—	**30.2**
Dividends paid	—	—	—	—	—	—	-553.3	**-553.3**	—	**-553.3**
Total changes in equity 2024	**0.1**	**11.0**	**—**	**-10.1**	**-0.4**	**320.0**	**89.3**	**409.9**	**-1.1**	**408.8**
Equity as of 31 December 2024	**1.0**	**271.0**	**-4.2**	**15.5**	**-0.8**	**320.0**	**1,471.5**	**2,074.0**	**0.8**	**2,074.8**

[1] Please refer to Note 18 for further information on treasury shares.

[2] Please refer to "Consolidated Statement of Comprehensive Income".

[3] Please refer to Note 18 for further information on capital increases during the year.

[4] The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequently approved by the court, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

Consolidated Cash Flow Statement
01 January-31 December

USDm	Note	2024	2023	2022
Cash flow from operating activities				
Net profit/(loss) for the year		611.5	648.0	562.6
Adjustments:				
Profit from sale of vessels		-51.3	-50.4	-10.2
Depreciation and amortization	9,10	192.0	149.3	139.0
Impairment losses on tangible assets	9,10,28	—	—	2.6
Share of profit/(loss) from joint ventures		—	—	-0.2
Financial income	7	-24.8	-14.3	-4.0
Financial expenses	7	74.1	60.9	48.8
Tax expenses/(income)	8	-2.0	4.0	-5.9
Other non-cash movements	29	22.9	14.5	-3.6
Interest received and realized exchange gains		24.8	14.3	4.0
Interest paid and realized exchange losses		-66.9	-66.0	-49.5
Income taxes paid		-1.3	-3.1	-0.7
Change in inventories, receivables and payables, etc.	29	47.8	47.8	-180.9
Net cash flow from operating activities		**826.8**	**805.0**	**502.0**

USDm	Note	2024	2023	2022
Cash flow from investing activities				
Investment in tangible fixed assets [1]		-582.4	-509.7	-119.3
Investment in intangible fixed assets		-1.1	-0.6	-0.6
Acquisition of subsidiaries, net of cash acquired	34	—	—	1.1
Sale of tangible fixed assets	28	130.6	166.4	106.6
Change in restricted cash		10.8	-26.7	23.5
Net cash flow from investing activities		**-442.1**	**-370.6**	**11.3**
Cash flow from financing activities				
Proceeds, borrowings	13,20	419.4	676.4	96.3
Repayment, borrowings	20	-256.3	-585.4	-275.2
Dividends paid		-553.3	-586.4	-166.7
Capital increase [1]	18	12.5	6.2	8.0
Transaction costs share issue		-0.6	-0.2	—
Net cash flow from financing activities		**-378.3**	**-489.4**	**-337.6**
Net cash flow from operating, investing, and financing activities		**6.4**	**-55.0**	**175.7**
Cash and cash equivalents as of 01 January		265.5	320.5	144.8
Cash and cash equivalents as of 31 December		**271.9**	**265.5**	**320.5**
Restricted cash as of 31 December	33	19.3	30.1	3.3
Cash and cash equivalents, including restricted cash as of 31 December		**291.2**	**295.6**	**323.8**

[1] In 2024, the share capital was increased by USD 331.7m (2023: USD 92.7m, 2022: USD 8.0m) including a USD 319.2 m (2023: USD 86.5 m, 2022:USD 0.0m) non-cash share issues in relation to the acquisition of 19 (2023: five, 2022:zero) vessels. Please refer to Note 18 for further reference.

Notes to the Consolidated Financial Statements



NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Overview of Business

TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine engineering industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726, and its registered address is 4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom. Unless otherwise indicated, the terms "TORM plc" and "Parent Company" refers solely to TORM plc and the terms "we", "us", "our", the "Company", and the "Group" refer to TORM plc and its consolidated subsidiaries, which include TORM A/S.

TORM plc is listed on Nasdaq in Copenhagen, Denmark, on Nasdaq in New York, the United States as well as having bonds listed on Oslo Stock Exchange, Norway.

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards ("UK-adopted IAS"). The consolidated financial statements are also prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the European Union ("EU"), as applied to financial periods beginning on or after 01 January 2024 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.

Going Concern

As of 31 December 2024, TORM's available liquidity including undrawn and committed facilities was USD 615m, including a total cash position of USD 291m (including cash held for dividend payment). TORM's net interest-bearing debt was USD 948m, and the net debt loan-to-value ratio was 26.8% (Tanker segment only and before dividend payment related to Q4 2024). Further information on TORM's objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in note 25 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 17-21.

TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements.

NOTE 1 - continued

A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risk following Russia's invasion of Ukraine in February 2022, while the conflicts in the Middle East are expected to have a lessor impact on the product tanker market. While the changed geopolitical landscape initially supported market dynamics, crude cannibalization significantly reduced the net positive effect in the second half of 2024. TORM's base case assumes that these dynamics will persist, albeit with a lower estimated impact on the product tanker market and resultingly with freight rates and vessel values materializing below 2024 levels. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities' minimum security values in the period. In the reverse stress case, with TCE rates slightly below the lowest rolling four-quarter average since 2000 on a per vessel class basis and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until 31 March 2026. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 31 March 2026. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

NOTE 1 - continued

Adoption of New or Amended IFRS Standards

IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC). TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2024:

- Amendments to IAS 1 Presentation of Financial Statements
- Amendments to IFRS 16 Lease Liability in a Sale and Leaseback
- Amendments to IAS 7 and IFRS 7 Supplier Finance Agreements

For the new standards and amendments, it is assessed that application of these effective on 01 January 2024 has not had any material accounting impact, but only limited impact on disclosures on the consolidated financial statements in 2024.

The below have been issued by the IASB and adopted by the UK but have not yet come into effect for consolidated financial statements of 2024:

- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (January 2025)
- Annual Improvements to IFRS Accounting Standards—Volume 11 (January 2026)

The below have been issued by the IASB and not yet adopted by the UK and not yet come into effect:

- Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments (January 2026)
- Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity (January 2026)
- IFRS 18 Presentation and Disclosure in Financial Statements (January 2027)
- IFRS 19 Subsidiaries without Public Accountability: Disclosures (January 2027)
- IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely).

TORM has assessed the accounting standards and interpretations above except IFRS 18, and TORM does not expect the new standards to have any material impact on neither TORM's figures nor the disclosures. The impact of IFRS 18 on the consolidated financial statements has not yet been determined on a sufficiently reliable basis.

Accounting Policies

The Group's material accounting policy information is provided below in combination with the accounting policies described in each of the individual notes to the consolidated financial statements as outlined in the following notes:

NOTE 1 - continued

- Segment reporting
- Revenue from contracts with customers
- Staff costs
- Intangible assets
- Tangible fixed assets
- Leasing
- Impairment
- Loan receivables
- Inventories
- Financial items
- Trade receivables
- Tax
- Other liabilities
- Borrowings
- Derivative financial instruments
- Provisions
- Earnings per share
- Business combinations

Consolidation Principles

The consolidated financial statements comprise the financial statements of the parent company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:

- Power over the investee
- Exposure, or rights, to variable returns from its involvement with the investee
- The ability to use its power over the investee to affect the amounts of the investor's returns

TORM reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

- The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
- Potential voting rights held by the Company, other vote holders, or other parties
- Rights arising from other contractual arrangements
- Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders' meetings

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

NOTE 1 - continued

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

The consolidated financial statements are prepared using consistent accounting policies and eliminating intercompany transactions, balances, and shareholdings as well as gains and losses on transactions between the consolidated entities.

Foreign Currencies

The functional currency of all significant entities, including subsidiaries and associated companies, is United States Dollars (USD) because the Company's vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company's most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income" and "Financial expenses".

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the exchange rate for each transaction, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in "Other comprehensive income". On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

NOTE 1 - continued

Income Statement

Port expenses, bunkers, and commissions and other costs of goods and services sold

Port expenses, bunker fuel consumption, commissions, and other costs of goods sold are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts, forward freight agreements (FFA) as well as write-down for losses on trade receivables are included in this line.

Operating expenses

Operating expenses, which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred.

Profit from sale of vessels

Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses

Administrative expenses, which comprise administrative staff costs, management costs, office expenses, and other expenses relating to administration, are expensed as incurred.

Other operating expenses and income

Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet, profits and losses deriving from the disposal of fixed assets other than vessels as well as claims and disputes provisions.

Depreciation and impairment losses and reversals of impairment losses

Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Subsequent reversal of impairment losses is recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historical impairment losses.

NOTE 1 - continued

Balance Sheet

Financial assets

Financial assets are initially recognized on the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Investments in joint ventures

Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM's share of the profit or loss in the joint venture. When TORM's share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend

Interim dividends are recognized when paid. Any year-end dividend is recognized as a liability at the date of approval at the AGM.

Other non-current liabilities

Other non-current liabilities consist of long-term employee-related liabilities related to the frozen Danish holiday funds in connection with the transition to the new Danish Holiday Act. TORM has elected to keep the holiday funds until the employees, covered at the transition date, reach the age of retirement. The liability is remeasured annually based on an index rate published by the Holiday Allowance fund.

Trade payables

Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

Deferred income

Deferred income relates to amounts received from customers in advance of the related performance obligations being satisfied.

NOTE 1 - continued

Cash flow statement

The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with "Net profit/(loss) for the year".

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with "Net profit/(loss) for the year", non-cash items are reversed, and actual payments are included. Further, the change in working capital is taken into account.

Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares, dividends paid to shareholders.

Cash and cash equivalents including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet.

The restricted cash balance relates to cash provided as security for initial margin calls and negative market values on derivatives as well as a sale and leaseback transaction prepayment to be released upon delivery of the vessel.

Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires the Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires the Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. The Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

The Management also makes various accounting judgements in the preparation of the consolidated financial statements which can affect the amounts recognized.

NOTE 1 - continued

Judgements

The Management has assessed that TORM has two cash-generating units (CGUs), being the Main Fleet and the Marine Engineering (previously referred to as Marine Exhaust) cash-generating units. The Main Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated via the One TORM platform collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in prior years with chemical trading capability are operated as all other product tanker vessels and thus included in the Main Fleet CGU.

In addition, the activities within the Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Main Fleet from serving the existing external customer base of the Marine Engineering segment.

Estimates

Carrying amounts of vessels

The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable amount of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable.

In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use.

NOTE 1 - continued

The Management assesses indicators of impairment that include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, and any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization.

The fair value less cost of disposal of the vessels is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.

The assessment of the value in use is based on projection of future discounted cash flows related to the vessels which is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates.

All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM's vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future change, an impairment write-down or reversal of impairment may be required.

For more information refer to Note 12.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

Liquidity and Capital Resources

As of 31 December 2024, TORM's cash and cash equivalents including restricted cash totaled USD 291m (2023: USD 296m, 2022: USD 324m), and undrawn and committed credit facilities as listed below amounted to USD 324m (2023: USD 343m, 2022: USD 93m).

TORM has the following debt facilities as of 31 December 2024.

Debt Facility	Maturity	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)	Outstanding amount 2022 (USDm)
Senior Unsecured Bonds	2029	200.0	—	—
Syndicated Facilities 2023	2029	160.0	224.0	—
Syndicated Facilities 2020	Repaid	—	—	143.8
Danish Ship Finance Facility 2020	2031	245.6	192.6	201.8
ING Facility 2023	2029	51.4	57.9	—
HCOB Facility 2023	Repaid	—	31.2	—
HCOB Facilities 2020-2021	Repaid	—	—	63.5
HCOB Facility 2024	2031	87.5	—	—
KfW Facility 2019	2032	31.8	34.8	37.9
CEXIM 2016	Repaid	—	—	41.1
Other credit facilities	2026	1.9	4.8	4.9
Total		**778.2**	**545.3**	**493.0**

In 2024, TORM refinanced a number of debt facilities involving repayment of debt in relation to sale of vessels, as well as financing additional second-hand vessel purchases. TORM repaid debt on seven vessels previously funded by HCOB. In total, the company had 19 vessels delivered throughout the year with 14 vessels financed by mortgage debt and revolving credit facilities and the remaining five being unencumbered. TORM obtained funding from HCOB to partly finance a purchase of five second-hand vessels. Moreover, TORM completed consolidation of the HCOB facilities by amending the facility with maturity prolonged to 2031. TORM also refinanced the Danish Shipping Facility to partly fund the acquisition of three MR vessels. As of 31 December 2024, the scheduled minimum payments on mortgage debt and bank loans in 2025 amount to USD 113.7m.

NOTE 2 - continued

TORM has the following undrawn facilities as of 31 December 2024.

Undrawn Facility	Maturity	Undrawn amount 2024 (USDm)	Undrawn amount 2023 (USDm)	Undrawn amount 2022 (USDm)
Syndicated Facilities 2023 - RCF	2029	100.0	100.0	—
Syndicated Facilities 2020 - RCF	Cancelled	—	—	92.6
Syndicated Facilities 2024 - RCF	2031	149.5	—	—
HCOB Facility 2023 - RCF	Cancelled	—	24.9	—
DSF Additional Facility	Cancelled	—	52.6	—
Syndicated Bridge to Bond Facility	Cancelled	—	165.0	—
HCOB Facility 2024 - RCF	2031	74.1	—	—
Total		**323.6**	**342.5**	**92.6**

TORM announced a USD 150m revolving syndicate credit facility with eight banks to partly finance the purchase of six second-hand vessels. Furthermore, the HCOB revolving credit facility increased to USD 74m and the maturity prolonged to 2031. Also, the maturity of TORM's USD 100m Syndicated Facilities was extended by one year to 2029. As of 31 December 2024, all three credit facilities remain undrawn.

TORM has the following lease facilities as of 31 December 2024.

Lease Facility	Maturity	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)	Outstanding amount 2022 (USDm)
Bocomm Leasing Facilities 2019-2021	2032	135.6	148.9	162.2
Bocomm Leasing Facilities 2019	Repaid	—	—	49.4
Springliner Leases	2026	25.0	27.9	30.7
China Development Bank Financial Leasing	2032	136.5	149.0	160.8
China Merchant Bank Financial Leasing	2033	159.5	195.8	37.3
Showa Leasing	Repaid	—	—	18.7
Eifuku Leasing	Repaid	—	—	20.9
Total		**456.6**	**521.6**	**480.0**

TORM did not engage in any new lease facilities in 2024. As of 31 December 2024, the scheduled minimum payments on lease agreements in 2024 amounts to USD 51m.

TORM manages its capital structure for the Group as a whole in order to support our spot-based vessel employment profile. This is done through a conservative leverage, a strong liquidity position and limited off-balance sheet commitments. TORM ongoingly stress tests the capital structure and liquidity position as well as prepares cash flow forecasts to make sure the capital structure remains robust to potential risks. Besides the liquidity position, the main considerations are loan-to-value ratio, distribution policy, CAPEX commitments, off-balance sheet liabilities, terms and sources of funding vessel investments, hedging of financial market risks and fleet employment strategy, hereunder entering into FFA contracts.

NOTE 2 - continued

On March 2024, TORM amended the distribution policy with effect from the first quarter of 2024. With this TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM's fleet as at the balance sheet day and ii) a discretionary element determined by the Board taking into consideration TORM's capital structure, strategic opportunities, future obligations and market trends.

TORM's debt facilities include financial covenants related to:

- Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
- Minimum security value (loan-to-value for individual borrowings)
- Equity ratio (minimum level)

Financial covenants should be complied with on a daily basis, and is reported to counterparties on a quarterly basis. During 2024, 2023 and 2022, TORM did not have any covenant breaches, and the Management has assessed that a covenant breach in the near future is remote. Please refer to Note 20 for further information on facilities with financial covenants.

Subsequent Events

After the end of 2024, TORM sold the MR vessels TORM Ragnhild, TORM Resilience and TORM Thames to new owners with expected delivery during the remaining part of Q1 2025.

TORM's Board of Directors has on the date of this report approved an interim dividend for the fourth quarter of USD 0.60 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 58.4m. The distribution for the quarter is equivalent to 75% of net profit and reflects the Distribution Policy. The payment date is 02 April 2025 to all shareholders on record as of 20 March 2025, and the ex-dividend date is 19 March 2025 for the shares listed on Nasdaq OMX Copenhagen and 20 March 2025 for the shares listed on Nasdaq New York. The dividend payment will not be recognized as a liability and there are no tax consequences.

NOTE 3 – SEGMENT

Segment Reporting - Consolidated Income Statement

USDm	2024				2023				2022			
	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
Revenue	1,544.0	29.6	-14.4	1,559.2	1,491.4	48.0	-19.0	1,520.4	1,440.4	5.9	-2.9	1,443.4
Port expenses, bunkers, and commissions	-409.2	—	—	-409.2	-407.6	—	—	-407.6	-458.9	—	—	-458.9
Other cost of goods and services sold	—	-18.5	9.2	-9.3	—	-36.6	13.9	-22.7	—	-3.0	2.4	-0.6
Operating expenses	-245.6	—	0.5	-245.1	-216.4	—	0.4	-216.0	-202.1	—	—	-202.1
Profit from sale of vessels	51.3	—	—	51.3	50.4	—	—	50.4	10.2	—	—	10.2
Administrative expenses	-87.9	-7.7	—	-95.6	-76.5	-6.4	—	-82.9	-52.4	-2.6	—	-55.0
Other operating income and expenses	-0.6	0.1	—	-0.5	6.0	0.3	—	6.3	5.9	—	—	5.9
Share of profit/(loss) from joint ventures	—	—	—	—	—	—	—	—	0.2	—	—	0.2
Impairment losses and reversal of impairment on tangible assets	—	—	—	—	—	—	—	—	-2.6	—	—	-2.6
Depreciation and amortization	-191.2	-0.8	—	-192.0	-148.2	-1.1	—	-149.3	-138.7	-0.3	—	-139.0
Operating profit (EBIT)	**660.8**	**2.7**	**-4.7**	**658.8**	**699.1**	**4.2**	**-4.7**	**698.6**	**602.0**	**—**	**-0.5**	**601.5**
Financial income	24.7	0.1	—	24.8	14.3	—	—	14.3	3.9	0.1	—	4.0
Financial expenses	-73.9	-0.2	—	-74.1	-60.5	-0.4	—	-60.9	-48.7	-0.1	—	-48.8
Profit before tax	**611.6**	**2.6**	**-4.7**	**609.5**	**652.9**	**3.8**	**-4.7**	**652.0**	**557.2**	**—**	**-0.5**	**556.7**
Tax	2.5	-0.5	—	2.0	-4.0	—	—	-4.0	5.9	—	—	5.9
Net profit for the year	**614.1**	**2.1**	**-4.7**	**611.5**	**648.9**	**3.8**	**-4.7**	**648.0**	**563.1**	**—**	**-0.5**	**562.6**

The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers performed by the Marine Engineering entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.

In all material aspects, TORM's customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM's revenue. Below is presented the countries contributing with more than 10% of TORM's revenue.

Countries contributing more than 10% of TORM's revenue	2024 USDm	2024 % of total	2023 USDm	2023 % of total	2022 USDm	2022 % of total
Switzerland	264.3	17.0 %	242.5	16.0 %	220.9	15.3 %
United States	243.1	15.6 %	182.7	12.0 %	—	— %
United Arab Emirates	160.5	10.3 %	—	— %	—	— %
Mexico	—	— %	—	— %	178.2	12.8 %

Revenue is allocated to countries based on the customer's ultimate parent domicile.

A major part of TORM's revenues stems from a small group of customers. Below is presented the number of customers exceeding 10% of TORM's consolidated revenue and the customers' share of TORM's consolidated revenue.

Customers contributing more than 10% of TORM's revenue	2024	2023	2022
Number of customers	0	0	1
Share of consolidated revenue	— %	— %	12 %

NOTE 3 – continued

Segment Reporting - Consolidated Balance Sheet

USDm	2024				2023				2022			
	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
ASSETS												
Intangible assets												
Goodwill	—	1.7	—	1.7	—	1.8	—	1.8	—	1.8	—	1.8
Other intangible assets	1.1	0.9	—	2.0	0.9	0.9	—	1.8	0.7	1.3	—	2.0
Total intangible assets	**1.1**	**2.6**	**—**	**3.7**	**0.9**	**2.7**	**—**	**3.6**	**0.7**	**3.1**	**—**	**3.8**
Tangible fixed assets												
Land and buildings	8.1	—	—	8.1	4.9	0.6	—	5.5	2.8	1.0	—	3.8
Vessels and capitalized dry-docking	2,843.9	—	-17.2	2,826.7	2,081.7	—	-11.5	2,070.2	1,863.4	—	-7.5	1,855.9
Prepayments on vessels	—	—	—	—	86.0	—	—	86.0	—	—	—	—
Other non-current assets under construction	—	4.8	-0.2	4.6	—	4.5	-0.3	4.2	—	—	—	—
Other plant and operating equipment	2.1	1.2	—	3.3	3.3	1.1	—	4.4	4.1	1.5	—	5.6
Total tangible fixed assets	**2,854.1**	**6.0**	**-17.4**	**2,842.7**	**2,175.9**	**6.2**	**-11.8**	**2,170.3**	**1,870.3**	**2.5**	**-7.5**	**1,865.3**
Financial assets												
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.5	—	—	4.5	4.6	—	—	4.6
Deferred tax asset	3.1	—	—	3.1	0.4	—	—	0.4	0.5	—	—	0.5
Other investments	0.2	—	—	0.2	—	—	—	—	0.2	—	—	0.2
Total financial assets	**7.9**	**—**	**—**	**7.9**	**5.0**	**—**	**—**	**5.0**	**5.4**	**—**	**—**	**5.4**
Total non-current assets	**2,863.1**	**8.6**	**-17.4**	**2,854.3**	**2,181.8**	**8.9**	**-11.8**	**2,178.9**	**1,876.4**	**5.6**	**-7.5**	**1,874.5**
Inventories	62.6	5.8	—	68.4	58.0	3.7	—	61.7	61.1	11.0	-0.1	72.0
Trade receivables	179.1	4.8	—	183.9	206.2	5.0	-0.2	211.0	255.7	4.2	-0.4	259.5
Other receivables	54.7	4.9	—	59.6	58.8	1.7	—	60.5	72.7	1.3	—	74.0
Prepayments	11.6	0.6	—	12.2	10.7	4.5	—	15.2	9.7	0.7	—	10.4
Cash and cash equivalents incl. restricted cash	284.9	6.3	—	291.2	290.7	4.9	—	295.6	321.4	2.4	—	323.8
Current assets excluding assets held for sale	**592.9**	**22.4**	**—**	**615.3**	**624.4**	**19.8**	**-0.2**	**644.0**	**720.6**	**19.6**	**-0.5**	**739.7**
Assets held for sale	—	—	—	—	47.2	—	—	47.2	—	—	—	—
Total current assets	**592.9**	**22.4**	**—**	**615.3**	**671.6**	**19.8**	**-0.2**	**691.2**	**720.6**	**19.6**	**-0.5**	**739.7**
TOTAL ASSETS	**3,456.0**	**31.0**	**-17.4**	**3,469.6**	**2,853.4**	**28.7**	**-12.0**	**2,870.1**	**2,597.0**	**25.2**	**-8.0**	**2,614.2**

NOTE 3 – continued

Segment Reporting - Consolidated Balance Sheet

USDm	2024				2023				2022			
	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total	Tanker segment	Marine Engineering segment	Inter-segment elimination	Total
EQUITY AND LIABILITIES												
Total equity	**2,072.9**	**11.7**	**-9.8**	**2,074.8**	**1,661.3**	**9.9**	**-5.2**	**1,666.0**	**1,498.0**	**6.2**	**-0.5**	**1,503.7**
Liabilities												
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.3	—	0.3	3.3	0.3	—	3.6	5.8	0.3	—	6.1
Borrowings	1,060.8	0.2	—	1,061.0	884.0	2.9	—	886.9	844.6	5.2	—	849.8
Other non-current liabilities	2.3	0.6	—	2.9	2.2	0.8	—	3.0	2.2	0.8	—	3.0
Total non-current liabilities	**1,108.3**	**1.1**	**—**	**1,109.4**	**934.7**	**4.0**	**—**	**938.7**	**897.8**	**6.3**	**—**	**904.1**
Borrowings	163.5	1.8	—	165.3	169.7	3.0	—	172.7	115.7	1.4	—	117.1
Trade payables	46.2	3.8	—	50.0	39.6	3.4	—	43.0	46.4	3.5	-1.4	48.5
Current tax liabilities	0.4	0.3	—	0.7	0.6	—	—	0.6	1.6	0.4	—	2.0
Other liabilities	60.7	0.6	—	61.3	44.8	0.5	-0.1	45.2	31.0	0.3	-0.2	31.1
Provisions	—	0.6	—	0.6	—	0.6	—	0.6	6.5	0.3	—	6.8
Prepayments from customers	4.0	11.1	-7.6	7.5	2.7	7.3	-6.7	3.3	—	6.8	-5.9	0.9
Total current liabilities	**274.8**	**18.2**	**-7.6**	**285.4**	**257.4**	**14.8**	**-6.8**	**265.4**	**201.2**	**12.7**	**-7.5**	**206.4**
Total liabilities	**1,383.1**	**19.3**	**-7.6**	**1,394.8**	**1,192.1**	**18.8**	**-6.8**	**1,204.1**	**1,099.0**	**19.0**	**-7.5**	**1,110.5**
TOTAL EQUITY AND LIABILITIES	**3,456.0**	**31.0**	**-17.4**	**3,469.6**	**2,853.4**	**28.7**	**-12.0**	**2,870.1**	**2,597.0**	**25.2**	**-8.0**	**2,614.2**
Non-current asset additions during the year:												
Goodwill	—	—	—	—	—	—	—	—	—	1.8	—	1.8
Other intangible assets	0.5	0.5	—	1.0	0.6	—	—	0.6	0.6	1.2	—	1.8
Land and buildings	5.6	—	—	5.6	4.4	—	—	4.4	0.3	1.1	—	1.4
Vessels and capitalized dry-docking	798.5	—	-5.8	792.7	520.4	—	-4.0	516.4	84.7	—	-7.5	77.2
Prepayments on vessels	111.5	—	—	111.5	86.0	—	—	86.0	43.1	—	—	43.1
Other non-current assets under construction	—	0.4	-0.2	0.2	—	4.5	-0.3	4.2	—	—	—	—
Other plant and operating equipment	0.7	0.6	—	1.3	1.1	0.2	—	1.3	0.8	1.6	—	2.4
Total non-current asset additions	**916.8**	**1.5**	**-6.0**	**912.3**	**612.5**	**4.7**	**-4.3**	**612.9**	**129.5**	**5.7**	**-7.5**	**127.7**

NOTE 3 - continued

The Company's non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2024	2023	2022
UK	357.2	0.2	0.1
Denmark	1,604.2	1,746.6	1,607.7
Singapore	799.7	336.7	257.1
USA	76.0	79.8	—
Other countries	9.7	10.6	4.5
Non-current assets	**2,846.8**	**2,173.9**	**1,869.4**

Accounting Policies

The segmentation is based on the Group's internal management and reporting structure. The Group has two operating segments, the Tanker segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha, and the Marine Engineering segment for which the services provided primarily comprise developing and producing advanced and green marine equipment.

Transactions between the segments are based on market-related prices and are eliminated at Group level.

TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Engineering segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine Engineering segment are not provided.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2024	2023	2022
Disaggregation of revenue			
Transportation of oil products and chemicals	1,544.0	1,491.4	1,440.4
Scrubbers and related services	9.1	21.7	1.2
Welding and mounting	4.9	5.3	1.1
Others	1.2	2.0	0.7
Total revenue	**1,559.2**	**1,520.4**	**1,443.4**
Tanker segment	1,544.0	1,491.4	1,440.4
Marine Engineering segment	29.6	48.0	5.9
Intersegment elimination	-14.4	-19.0	-2.9
Total revenue	**1,559.2**	**1,520.4**	**1,443.4**

USDm	2024	2023	2022
Customer contract balances			
Trade receivables	183.9	211.0	259.5
Customer contract assets[1]	2.4	2.5	3.0
Customer contract liabilities[2]	-7.5	-3.4	-0.9
Total	**178.8**	**210.1**	**261.6**

[1] Recognized in prepayments.

[2] Recognized in prepayments from customers.

Refer to Note 15 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 2.5m was recognized relating to customer contracts entered in 2023 (2023: USD 3.0m relating to 2022, 2022: USD 2.0m relating to 2021). Customer contract liabilities primarily relate to prepaid charter hire and prepayments received by customers in connection with scrubber installations. The change in customer contract liabilities during the year is primarily caused by change in prepayments received by customers in connection with scrubber installations of USD 2.8m.

Accounting policies

Revenue
Income is recognized in the income statement when:
- The income generating activities have been carried out on the basis of a binding agreement
- The income can be measured reliably
- It is probable that the economic benefits associated with the transaction will flow to the Company

Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Engineering revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Freight revenue including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge).

NOTE 4 - continued

The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.

Cross-over voyages
For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 97% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. For cross-over voyages, an estimate of incurred demurrage is recognized at the balance sheet date.

The Company receives the demurrage payment upon reaching final agreement on the amount, which could be up to approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Marine Engineering revenue

Some of the Group's contracts with customers relate to the sale of marine engineering equipment with installation services. Customers obtain control of the marine engineering equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine engineering equipment when the goods are delivered to and have been accepted by the customers.

Revenue is thus recognized upon the customers obtaining control. There is generally only one performance obligation related hereto.

A warranty provision is recognized for expected repair costs related to warranty claims for sold marine engineering equipment within the standard warranty period of one year. These provisions are recognized when the equipment is sold and are based on historical experience. The warranty provision estimates are updated annually.

NOTE 5 – STAFF COSTS

Employee Information

Staff costs included in operating expenses relate to the 109 seafarers employed under Danish contracts (2023: 105, 2022:100).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2024	2023	2022
Total staff costs			
Staff costs included in operating expenses	9.6	8.6	7.7
Staff costs included in administrative expenses	77.3	69.3	42.0
Total	**86.9**	**77.9**	**49.7**
Staff costs comprise the following			
Wages and salaries	47.3	46.9	38.8
Share-based compensation	30.3	23.0	2.9
Pension costs	4.2	3.8	3.3
Other social security costs	0.4	1.4	1.5
Other staff costs	4.7	2.8	3.2
Total	**86.9**	**77.9**	**49.7**
Average number of permanent employees			
Seafarers	109	105	100
Land-based	498	468	386
Total	**607**	**573**	**486**

At the end of 2024 TORM has a pool of 3,677 (2023: 3,271, 2022: 3,218) seafarers.

The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts in 2024 was 1,721 (2023: 1,625, 2022: 1,565).

Total seafarers' costs in 2024 were USD 141.4m (2023: USD 127.1m, 2022: USD 124.9m), which is included in "Operating expenses" of which USD 131.8m (2023: USD 118.5m, 2022: USD 117.2m) pertains to cost for seafarers on board vessels on short term contracts and USD 9.6m (2023: USD 8.6m, 2022: USD 7.7m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

NOTE 5 - continued

USD '000	2024	2023	2022
Non-Executive Board and Committee remuneration, short term			
Christopher H. Boehringer	212	214	210
David N. Weinstein	217	219	207
Göran Trapp	163	164	155
Annette Malm Justad	163	164	155
Total	**755**	**761**	**727**

Executive Management

USD '000	Salary	Taxable benefits	Annual performance bonus	Share-based payment	Total
Executive Management remuneration					
Jacob Meldgaard					
2022, TORM A/S[1]	1,040	39	593	—	**1,672**
2022, TORM plc[1]	72	—	—	439	**511**
2023, TORM A/S[1]	1,119	40	1,277	—	**2,436**
2023, TORM plc[1]	77	—	—	4,383	**4,460**
2024, TORM A/S[1]	1,141	40	1,233	—	**2,414**
2024, TORM plc[1]	76	—	—	5,530	**5,606**

[1] Paid by legal entity as noted.

Senior Management Team

The aggregated compensation expensed by the Group to the three (2023: three, 2022: three) other members of the Senior Management Team in 2024 (excluding CEO Jacob Meldgaard) was USD 9.5m (2023: USD 7.5m, 2022: USD 2.8m), which includes an aggregate of USD 0.1m (2023: USD 0.1m, 2022: USD 0.1m) allocated for pensions (defined contribution plans) and share-based payment of USD 7.5 m (2023: 6.0m, 2022: 0.7m) for these individuals.

NOTE 5 - continued

LTIP element of CEO Jacob Meldgaard's remuneration package 2024:

Grant Date	Ordinary 23-Mar-22	Ordinary 29-Mar-23	Retention 29-Mar-23	Ordinary 07-Mar-24
RSU LTIP grant[1]	255,200	255,200	300,000	255,200
Exercise price per share	DKK 58.00	DKK 220.60	USD 0.01	DKK 258.40
RSU grant value assuming 100% vesting	USD 0.5m	USD 2.5m	USD 10.7m	USD 1.9m

[1] LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 9 dated 23 March 2022 , announcement no.9 dated 29 March 2023 and announcement no.9 dated 7 March 2024 , therefore there is no minimum or maximum for 2022, 2023 and 2024.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as an expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For voluntary leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSUs shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs). There are no performance conditions associated with this grant of RSUs.

Refer to Long-Term Incentive Program – restricted share units granted to the executive director on page 178 for further information. The original RSUs granted to the CEO in 2016 vested in equal installments over a five years period. Subsequent awards vest in equal installments over three years.

Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO's awards and interests in Restricted Share Units are set out on page 116.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards as there are no performance conditions associated with this grant of RSUs.

As detailed in announcement no. 9 issued on 23 March 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 1 January 2023. The exercise price for each RSU is DKK 58.0, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2021 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

NOTE 5 – continued

As detailed in announcement no. 9 issued on 29 March 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 01 January 2024. The exercise price for each RSU is DKK 220.6, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2022 Annual Report plus a 15% premium adjusted for the dividend payment related to TORM's fourth quarter 2022 results. Vested RSUs may be exercised for a period of 360 days from each vesting date. In addition to the RSUs granted above, the CEO is granted a total of 300,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 01 March 2026.

As detailed in announcement no. 9 issued on 07 March 2024, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 01 January 2025. The exercise price for each RSU is DKK 258.4 corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc's 2023 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

Long-term employee benefit obligations

The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel, including the CEO. The RSUs granted entitle the holder to acquire one TORM A-share.

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2024	2023	2022
Outstanding as of 01 January	4,417.7	2,424.0	2,372.9
Granted during the period[1]	1,506.4	3,136.6	1,393.0
Exercised during the period	-1,345.4	-1,137.6	-1,078.0
Expired/forfeited during the period	-122.1	-5.3	-263.9
Outstanding as of 31 December	**4,456.6**	**4,417.7**	**2,424.0**
Exercisable as of 31 December	—	—	—

[1] Includes additional 36,259 RSUs granted in 2024 to adjust for the impact of dividends on the share price in accordance with the original terms of the grant. No modifications to the terms of the grant in the RSU program have occurred.

In 2022, the Board of Directors agreed to grant a total of 1,137,770 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 58.0 The exercise period is 360 days from each vesting date. The fair value of the options granted in 2022 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2022 was 1.5 years, and as of 31 December 2024 was 0.0 years.

NOTE 5 – continued

In 2023, the Board of Directors agreed to grant a total of 1,248,153 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 220.6. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2023 was determined using the Black-Scholes model and amounts to USD 10.8m. The average remaining contractual life for the restricted shares as of 31 December 2023 was 1.5 years, and as of 31 December 2024 was one year. In addition to the RSUs granted above, the other management is granted a total of 1,333,222 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 01 March 2026. The fair value of the options in the Additional Retention Program granted in 2023 was determined using the Black-Scholes model and amounts to USD 40.4m.

In 2024, the Board of Directors agreed to grant a total of 1,214,986 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 258.4. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2024 was determined using the Black-Scholes model and amounts to USD 8.1m. The average remaining contractual life for the restricted shares as of 31 December 2024 is 1.5 years.

Accounting Policies

Employee benefits

Wages, salaries, social security contributions, holiday and sick leave, bonuses, and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans

The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based payments

The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares which will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

NOTE 6 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY'S ANNUAL GENERAL MEETING

The remuneration of the auditor is required to be presented as follows:

USDm	2024	2023	2022
Audit fees			
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.2	1.2	0.9
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.1	0.1
Total audit fees	**1.3**	**1.3**	**1.0**
Non-audit fees			
Audit-related services	0.5	0.1	0.2
Others	0.5	0.1	0.2
Total non-audit fees	**1.0**	**0.2**	**0.4**
Total	**2.3**	**1.5**	**1.4**

Under SEC regulations, the remuneration of the auditor of USD 2.3m (2023: USD 1.5m, 2022: USD 1.4m) is required to be presented as follows: Audit fees USD 1.8m (2023: USD 1.4m, 2022: USD 1.2m), audit-related fees USD 0.5m (2023: USD 0.1m, 2022: USD 0.2m), tax fees USD 0.0m (2023: USD 0.0m, 2022: USD 0.0m), and all other fees USD 0.0m (2023: USD 0.0m, 2022: USD 0.0m.).

TORM's Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – FINANCIAL ITEMS

USDm	2024	2023	2022
Financial income			
Interest income from cash and cash equivalents, including restricted cash [1]	24.5	14.2	4.0
Other financial income	0.3	0.1	—
Total	**24.8**	**14.3**	**4.0**
Financial expenses			
Interest expenses on borrowings [1]	69.7	55.6	48.5
Financial expenses arising from lease liabilities regarding right-of-use assets	0.6	0.5	0.2
Exchange rate adjustments, including loss from forward exchange rate contracts	0.7	0.4	0.5
Commitment fee	1.9	1.3	0.6
Amortization of interest rate swaps	1.7	2.2	2.4
Ineffectiveness on interest rate swaps	-1.5	-2.4	-3.6
Other financial expenses	1.0	3.3	0.2
Total	**74.1**	**60.9**	**48.8**
Total financial items	**-49.3**	**-46.6**	**-44.8**

[1] Interest for financial assets and liabilities not at fair value through profit and loss.

Accounting Policies

Financial income

Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received, and other financial income. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses

Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities, and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate.

NOTE 8 – TAX

USDm	2024	2023	2022
Tax on profit for the year			
Current tax for the year	1.0	0.6	0.5
Adjustments related to previous years	-1.0	—	-0.1
Adjustment of deferred tax	-3.3	2.2	-7.3
Income tax charge for the year	**-3.3**	**2.8**	**-6.9**
Tonnage tax charge for the year	**1.3**	**1.2**	**1.0**
Total	**-2.0**	**4.0**	**-5.9**

Adjustment of deferred tax of USD -3.3 m for the year ended 31 December 2024 primarily consists of the recognition of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction and for carried forward losses.

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2034. The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the different tonnage tax schemes that TORM is subject to, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:
• The net tonnage of the vessels used to generate the income from shipping activities
• A rate applicable to the specific net tonnage of the vessels based on a sliding scale

Corporate income tax is primarily levied on the Group's non-vessel-related activities. The effective tax rate of the Group is 0.3% (2023: 1.0%, 2022 -1.0%). Net deferred tax liability in relation to activities outside the tonnage tax regime amounts to USD 6.2m.

NOTE 8 – continued

USDm	2024	2023	2022
Deferred tax assets			
Deferred tax assets related to Corporate Interest Restriction	1.7	0.5	3.4
Deferred tax assets related to trading losses	6.9	5.1	4.6
Other temporary differences	0.4	—	—
Deferred tax assets before offset	**9.0**	**5.6**	**8.0**
Offset against deferred tax liabilities from Corporate Interest Restriction	—	-0.5	-3.4
Offset against deferred tax liabilities from trading losses	—	-4.7	-4.0
Offset from tax liabilities	-5.9	—	—
Deferred tax assets, net as of 31 December	**3.1**	**0.4**	**0.6**
Deferred tax liabilities			
Deferred tax liabilities arising from changes in equity	5.9	8.5	13.2
Other temporary differences	0.3	0.3	0.3
Deferred tax liabilities before offset	**6.2**	**8.8**	**13.5**
Offset against tax liabilities arising from changes in equity	-5.9	—	—
Offset from tax assets	—	-5.2	-7.4
Deferred tax liabilities in the balance sheet	**0.3**	**3.6**	**6.1**

Deferred tax assets and liabilities are offset and reported net where appropriate within territories.

Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements and all deferred tax movements arise from the origination and reversal of temporary differences.

Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable.

As per 31 December 2024, there are unused tax credits of USD 2.2m (2023: USD 2.2m, 2022 2.2m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.

The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of USD 5.9m (2023: USD 8.5m, 2022: USD 13.2m) and intangible assets of USD 0.0m (2023: USD 0.0m, 2022: 0.3m).

NOTE 8 – continued

USDm	2024	2023	2022
Non-current tax liability related to held-over gains			
Balance as of 31 December	-45.2	-45.2	-45.2

The non-current tax liability related to held-over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held-over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to end of useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. The Management considers this to be a remote scenario.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

Accounting Policies

Pillar Two Tax Effects

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15%. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.

As the majority of these companies' revenue consist of international shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carveout described in Article 3.3.

TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Based on our fiscal year for 2024, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbour in a majority of jurisdictions in which we are present. As of December 31, 2024, the calculated top-up tax does not have a material impact on our financial result.

NOTE 8 – continued

Tax

Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12 as well as tonnage tax related to the Group's vessels for the year. The income tax charge for the year includes adjustments relating to previous years and the change in deferred tax for the year. However, income tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognized related to assets and liabilities, including vessels which are subject to tonnage tax.

Income tax balances

The expected income tax payable on the taxable profits for the year is classified as current tax in the balance sheet. Income taxes expected to fall due after more than one year are classified as non-current liabilities or assets in the balance sheet. Income tax is measured using tax rates enacted or substantially enacted at the balance sheet date and includes any adjustment to tax payable in respect of previous years. Current and non-current income tax balances are not discounted.

NOTE 9 – INTANGIBLE ASSETS

USDm	2024	2023	2022
GOODWILL			
Cost:			
Balance as of 01 January	13.2	13.2	11.4
Exchange rate adjustments	-0.1	—	—
Additions from business combinations	—	—	1.8
Balance as of 31 December	**13.1**	**13.2**	**13.2**
Impairment:			
Balance as of 01 January	11.4	11.4	11.4
Balance as of 31 December	**11.4**	**11.4**	**11.4**
Carrying amount	**1.7**	**1.8**	**1.8**

The opening balance in 2022 on goodwill cost and impairment relates to the reverse acquisition of TORM A/S in 2015, which was impaired in 2016. The goodwill addition in 2022 of USD 1.8m relates to the acquisition of Marine Exhaust Technology A/S, which is allocated to the Marine Engineering cash-generating unit. Please refer to note 34 for further reference on acquisition and note 12 for further reference on impairment testing.

NOTE 9 - continued

USDm	2024	2023	2022
OTHER INTANGIBLE ASSETS			
Cost:			
Balance as of 01 January	2.8	2.3	—
Exchange rate adjustments	—	—	0.2
Additions	1.1	0.5	0.6
Additions from business combinations	—	—	1.2
Transfer from other items	—	—	0.3
Balance as of 31 December	**3.9**	**2.8**	**2.3**
Amortization:			
Balance as of 01 January	1.0	0.4	—
Amortization for the year	0.9	0.6	0.3
Transfer from other items	—	—	0.1
Balance as of 31 December	**1.9**	**1.0**	**0.4**
Carrying amount	**2.0**	**1.8**	**1.9**

Accounting Policies

Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities and is recognized as an asset under intangible assets. For each business combination, TORM elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is not amortized as it is considered to have an indefinite useful life, but the recoverable amount of goodwill is assessed annually. For impairment testing purposes, goodwill is on initial recognition allocated to the cash generating unit expected to benefit from the synergies of the combination. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is not reversed in a subsequent period.

Other Intangible Assets
Other intangible assets consist of software as well as scrubber test facility development costs and customer list acquired in connection with the Marine Exhaust Technology A/S acquisition. Other intangible assets are measured at cost less accumulated amortization and impairment losses. Other intangible assets are considered as having finite useful lives and are amortized on a straight-line basis over:
- Software: 3 years
- Scrubber test facility: 2 years
- Customer list: 7 years

NOTE 10 – TANGIBLE FIXED ASSETS

USDm	2024	2023	2022
LAND AND BUILDINGS			
Cost:			
Balance as of 01 January	14.6	12.0	10.9
Exchange rate adjustment	-0.2	-0.2	-0.3
Additions	5.6	4.4	0.3
Additions from business combinations	—	—	1.1
Disposals	-2.4	-1.6	—
Balance as of 31 December	**17.6**	**14.6**	**12.0**
Depreciation:			
Balance as of 01 January	9.1	8.2	6.1
Exchange rate adjustment	0.2	—	-0.2
Disposals	-2.3	-1.6	—
Depreciation for the year	2.5	2.5	2.3
Balance as of 31 December	**9.5**	**9.1**	**8.2**
Carrying amount as of 31 December	**8.1**	**5.5**	**3.8**

NOTE 10 - continued

USDm	2024	2023	2022
VESSELS AND CAPITALIZED DRY-DOCKING			
Cost:			
Balance as of 01 January	2,622.1	2,421.2	2,443.3
Additions	792.7	476.0	77.2
Disposals	-20.7	-31.9	-14.2
Transferred from prepayments	197.5	40.6	55.1
Transferred to assets held for sale	-90.7	-283.8	-140.2
Balance as of 31 December	**3,500.9**	**2,622.1**	**2,421.2**
Depreciation:			
Balance as of 01 January	536.3	543.8	475.0
Disposals	-20.7	-31.9	-14.2
Depreciation for the year	186.7	143.7	133.7
Transferred to assets held for sale	-41.7	-119.3	-50.7
Balance as of 31 December	**660.6**	**536.3**	**543.8**
Impairment:			
Balance as of 01 January	15.6	21.5	30.5
Impairment losses on tangible fixed assets[1]	—	—	2.7
Transferred to assets held for sale	-2.0	-5.9	-11.7
Balance as of 31 December	**13.6**	**15.6**	**21.5**
Carrying amount as of 31 December	**2,826.7**	**2,070.2**	**1,855.9**

[1] For additional information regarding impairment considerations, please refer to Note 12

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 108.2m (2023: USD 75.1m, 2022: USD 50.1m).

Included in the carrying amount for "Vessels and capitalized dry-docking" are vessels on time charter leases (as lessor) in the amount of USD 395.5m (2023: 169.8m, 2022: 13.7m). Please refer to Note 23 for expected redelivery of the vessels.

In 2024 TORM took delivery of 19 (2023: 5, 2022: 0) vessels in connection with partly share-based transactions for a total purchase price of USD 864.5m (2023: USD 173.0m, 2022: 0.0m), of which USD 86.0m was paid in 2023. The fair value of the vessels is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.

NOTE 10 - continued

USDm	2024	2023	2022
PREPAYMENTS ON VESSELS			
Cost:			
Balance as of 01 January	86.0	—	12.0
Additions	111.5	126.6	43.1
Transferred to vessels	-197.5	-40.6	-55.1
Balance as of 31 December	**—**	**86.0**	**—**
Carrying amount as of 31 December	**—**	**86.0**	**—**

USDm	2024	2023	2022
OTHER PLANT AND OPERATING EQUIPMENT			
Cost:			
Balance as of 01 January	11.2	10.5	9.3
Exchange rate adjustment	-0.1	—	-0.2
Additions	1.3	1.3	0.8
Additions from business combinations	—	—	1.6
Disposals	-6.5	-0.6	-0.7
Transfers	—	—	-0.3
Balance as of 31 December	**5.9**	**11.2**	**10.5**
Depreciation:			
Balance as of 01 January	6.8	4.9	3.0
Exchange rate adjustment	-0.1	—	-0.2
Disposals	-5.9	-0.6	-0.6
Depreciation for the year	1.8	2.5	2.8
Transfers	—	—	-0.1
Balance as of 31 December	**2.6**	**6.8**	**4.9**
Carrying amount as of 31 December	**3.3**	**4.4**	**5.6**

For information on assets provided as collateral security, please refer to Note 21. Please refer to Note 12 for information on impairment testing.

The depreciation expense related to "Other plant and operating equipment" of USD 1.8m relates to "Administrative expense" (2023: USD 2.5m, 2022: USD 2.8m). Depreciation and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

NOTE 10 - continued

Accounting Policies

Vessels
Vessels consist of owned vessels and vessels financed via sale and leaseback transactions. Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. In partly share-based acquisitions, vessels are measured at fair value at the delivery date, where the purchase price is compared to valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels and adjusted if a material difference is identified. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life. Different drivers such as TORM's short and long-term climate targets, the revised IMO's Green House Gas Strategy, and other new regulation and policies with increased focus on carbon reduction on both short and long-term impact the determination of the estimated useful life. Considering the different drivers, TORM estimates the useful life to be 25 years for newbuildings - in line with previous years and with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the recycling prices per ton. TORM has completed phasing in green recycling prices in the calculation of residual values by applying a weighted average of green recycling and conventional recycling prices, while using a 3-year average to limit volatility. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans.

TORM also evaluates the carrying amounts to determine if events have occurred which indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking
Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs, and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM's business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

NOTE 10 - continued

Prepayments on vessels
Prepayments consist of prepayments related to the purchase of second-hand vessels not yet delivered and to newbuilding contracts for vessels not yet delivered which also include the share of borrowing costs directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line "Vessels and capitalized dry-docking".

Land and buildings and other plant and operating equipment
Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment, and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset's carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:

- Land and buildings
- Office buildings: Over the shorter of the remaining leasing term and the estimated useful life
- Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life

- Other plant and operating equipment
  - Company cars: Over the lease term, typically 3 years
  - IT equipment: 3–5 years
  - Software: 3–5 years
  - Other equipment 3–15 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by the Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

Assets held for sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms which are usual and customary for sales of such assets, and when its sale is highly probable. The Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell. Gains are recognized on delivery to the new owners in the income statement in the item "Profit from sale of vessels". Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item "Impairment losses on tangible and intangible assets".

NOTE 11 – LEASING

TORM leases office buildings, some vehicles, and other administrative equipment. Except for short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to Note 10.

As of 31 December 2024, TORM had recognized the following right-of-use assets:

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2024	14.6	1.5
Exchange rate adjustments	-0.2	—
Additions	5.6	—
Disposals	-2.4	-0.3
Balance as of 31 December 2024	**17.6**	**1.2**
Depreciation:		
Balance as of 01 January 2024	9.1	0.7
Exchange rate adjustment	0.2	—
Disposals	-2.3	-0.3
Depreciation for the year	2.5	0.3
Balance as of 31 December 2024	**9.5**	**0.7**
Carrying amount as of 31 December 2024	**8.1**	**0.5**

NOTE 11 - continued

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2023	12.0	1.3
Exchange rate adjustments	-0.2	0.1
Additions	4.4	0.1
Disposals	-1.6	—
Balance as of 31 December 2023	**14.6**	**1.5**
Depreciation:		
Balance as of 01 January 2023	8.2	0.4
Exchange rate adjustments	—	-0.1
Disposals	-1.6	—
Depreciation for the year	2.5	0.4
Balance as of 31 December 2023	**9.1**	**0.7**
Carrying amount as of 31 December 2023	**5.5**	**0.8**

USDm	Land and buildings	Other plant and operating equipment
Cost:		
Balance as of 01 January 2022	10.9	0.7
Exchange rate adjustments	-0.3	—
Additions	0.3	0.1
Additions from business combinations	1.1	0.9
Disposals	—	-0.4
Balance as of 31 December 2022	**12.0**	**1.3**
Depreciation:		
Balance as of 01 January 2022	6.1	0.5
Exchange rate adjustments	-0.2	—
Disposals	—	-0.3
Depreciation for the year	2.3	0.2
Balance as of 31 December 2022	**8.2**	**0.4**
Carrying amount as of 31 December 2022	**3.8**	**0.9**

NOTE 11 - continued

The table below describes the nature of the Group's leasing activities by type of right-of-use assets recognized on the balance sheet as of 31 December 2024:

	Land and buildings	Other plant and operating equipment
No. of right-of-use assets leased	16	6
Range of remaining term	0 - 5 years	0 - 2 years
Average remaining lease term	2.7 years	2.1 years
No. of leases with extension options	12	6
No. of leases with options to purchase	0	1
No. of leases with termination options	12	8

Lease liabilities regarding right-of-use assets are included on the balance sheet under "Borrowings".

USDm	2024	2023	2022
Maturity analysis - contractual undiscounted cash flow			
Less than one year	3.1	2.9	2.7
One to five years	7.2	4.7	2.6
Total undiscounted lease liabilities as of 31 December	**10.3**	**7.6**	**5.3**
Lease liabilities included under "Borrowings" as of 31 December	**8.6**	**6.6**	**5.0**
Non-current	6.4	4.1	2.5
Current	2.2	2.5	2.5

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

NOTE 11 – continued

Lease payments not recognized as a liability
TORM has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Cash outflow for leases
The total cash outflow for leases amounts to USD 3.6m (2023: USD 3.2m, 2022: USD 2.7m).

Accounting policies
TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the assets owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under "Borrowings" and initially measured at the present value of the lease payments that are not paid at the commencement date. The Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Leases to charter out vessels are classified as operating leases as the leases are short-term in nature and usually less than one year. Chartered-out vessels are presented as part of Vessels and capitalized dry-docking. Please refer to Note 6. The lease income is recognized in the income statement on a straight-line basis over the lease term.

Following a sale transaction, for agreements to immediately charter in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership including repurchase options at lower value that the initial sales price, the proceeds received are presented as a financial liability in "Borrowings". No gain or loss is recorded, and the asset remains recognized on the balance sheet under Vessels and capitalized dry-docking.

NOTE 12 – IMPAIRMENT TESTING

The Management of TORM has assessed that TORM has two CGUs being the Main Fleet and the Marine Engineering cash-generating unit, following the acquisition of Marine Exhaust Technology A/S in 2022 and the disposal of the two remaining Handysize vessel in 2022.

The Main Fleet is comprised of TORM's LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The Main Fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.

The Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Main Fleet from serving the existing external customer base of the Marine Engineering segment.

As of 31 December 2024, the Management tested the carrying amount of Marine Engineering investment for impairment as further set out below.

Tanker Segment

As of 31 December 2024, the Management has assessed indicators of impairment that include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization. Vessel values from two internationally recognized shipbrokers were on average 26.0% above the carrying value of the vessels in the Main Fleet CGU, supporting the carrying amount. Consequently, the Management did not determine the recoverable amount of the CGU as no indicators were identified.

As of 31 December 2023 and 31 December 2022, the assessment of the recoverable amount of the Main Fleet was based on the fair value less cost of disposal.

	Recoverable amount			Excess values (recoverable amount less carrying amount) [1]		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
CGU	USDm	USDm	USDm	USDm	USDm	USDm
Main Fleet [2]	N/A	3,495.0	2,647.0	N/A	952.1	784.0
Total	N/A	3,495.0	2,647.0	N/A	952.1	784.0

[1] Included in the excess value is the outstanding installments for purchased not delivered vessels.

[2] No impairment losses and reversals was incurred in 2024, 2023 and 2022.

NOTE 12 - continued

31 December 2024

As noted above, the recoverable amount of the Main Fleet CGU was not determined as no indicators of impairment were identified. Additionally, no impairment was recognized during 2024 in connection with disposal of individual vessels as set out in Note 10.

31 December 2023

As of 31 December 2023, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The recoverable amount of the Main Fleet as of 31 December 2023 amounts to USD 3,495m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.

We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 102 and TCFD pages 87-89 in the Annual Report for 2023. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

Based on this review, the Management concluded that as of 31 December 2023 assets within the Main Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 952m.

No impairment was recognized during 2023 in connection with disposal of individual vessels as set out in Note 8 in the Annual Report 2023.

NOTE 12 - continued

31 December 2022

As of 31 December 2022, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The recoverable amount of the Main Fleet as of 31 December 2022 amounts to USD 2,647m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers' primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.

We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 91 and TCFD pages 75-77 in the Annual Report for 2022. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO_2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

Based on this review, the Management concluded that as of 31 December 2022 assets within the Main Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 784m.

Impairments recognized during 2022 of USD 2.7m (2021: USD 4.6m) as set out in Note 8 of the 2022 Annual Report relate to the disposal of individual vessels during the year. The recoverable amount of the vessels was based on fair value less costs of disposal, which amounted to USD 31.8m. The fair value was based on sales price less transaction costs (fair value hierarchy Level 2).

NOTE 12 - continued

Marine Engineering Segment

Marine Exhaust Technology A/S was acquired in 2022 which was also the first year the impairment testing was performed.

31 December 2024

As of 31 December 2024, the assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 28.6m compared to the carrying amount. No impairment of goodwill was recognized as of 31 December 2024.

Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2025-2029. The future cash flows are based on the budget for 2025, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2025 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2025 budget and are being inflated in the forecast period with the assumed inflation rates of 2% - 3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.2m in 2025 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2029 are based on a continuation of before mentioned parameters.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 7.4% as of 31 December 2024. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:

- An increase/decrease in the total sales of 10.0% from 2025 and onwards would result in an increase/decrease in the value in use of USD 13.3m.

31 December 2023

As of 31 December 2023, the assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 9.8m compared to the carrying amount. No impairment of goodwill was recognized as of 31 December 2023.

Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2024-2028. The future cash flows are based on the budget for 2024, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2024 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2024 budget and are being inflated in the forecast period with the assumed inflation rates of 2% - 3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.1m in 2024 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2028 are based on a continuation of before mentioned parameters.

NOTE 12 - continued

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 8.8% as of 31 December 2023. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:

- An increase/decrease in the total sales of 10.0% from 2024 and onwards would result in an increase/decrease in the value in use of USD 12.1m.

31 December 2022

As of 31 December 2022, the assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 3.2m compared to the carrying amount. No impairment of goodwill was recognized as of 31 December 2022.

Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2023-2027. The future cash flows are based on the budget for 2023, assuming zero growth in sales. Cost of goods sold is calculated using the gross margins from the 2023 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2023 budget and are being inflated in the forecast period with the assumed inflation rates of 2% - 3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.3m in 2023 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2027 are based on a continuation of before mentioned parameters.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 10.8% as of 31 December 2022. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:

- An increase/decrease in the total sales of 10.0% from 2023 and onwards would result in an increase/decrease in the value in use of USD 3.8m.

Accounting Policies

Impairment of assets

Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets' market value, increase in market rates of return, or in the cash flows expected to be generated by the fleet. At least annually, or if impairment indicator(s) exists, an impairment test on a CGU level will be performed. A CGU is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount.

NOTE 12 - continued

The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a CGU, utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

For the purpose of assessing impairment, assets, time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 13 – LOAN RECEIVABLES

USDm	2024	2023	2022
Loan receivables			
Cost:			
Balance as of 01 January	4.7	4.7	4.7
Balance as of 31 December	**4.7**	**4.7**	**4.7**
Expected credit loss:			
Balance as of 01 January	0.2	0.1	0.1
Additions during the year	—	0.1	—
Balance as of 31 December	**0.2**	**0.2**	**0.1**
Carrying amount as of 31 December	**4.5**	**4.5**	**4.6**

The loans were issued as part of sale and lease back transactions in 2019 for two MR vessels. The loans will mature in 2026 and have an interest rate applicable fixed at 1% per annum.

Expected credit loss is recognized based on the 12-month expected credit losses.

Accounting Policies

Loan receivables

Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. After initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

NOTE 14 – INVENTORIES

USDm	2024	2023	2022
Bunkers	46.1	49.3	52.8
Lubeoil	10.9	8.5	8.3
EU Emission Allowances	5.6	0.2	—
Other	5.8	3.7	10.9
Balance as of 31 December	**68.4**	**61.7**	**72.0**

During 2024, bunker inventories of USD 278.2m (2023:USD 272.4m, 2022: USD 295.5m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.

During 2024, lubeoil inventories of USD 8.1m (2023: USD 7.5m, 2022: USD 6.4m) were recognized as an expense in Operating expenses.

During 2024, EU Emission Allowances inventories of USD 5.0m (2023: USD 0.0m, 2022: USD 0.0m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.

During 2024, other inventories of USD 9.3m (2023: USD 22.7m, 2022: USD 0.6m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.

Accounting Policies

Inventories consist of bunkers, lubeoil, EU Emission Allowances and other inventories.

Bunkers, lubeoil and other inventories are stated at the lower of cost in accordance with the FIFO-principle and net realizable value. Cost of bunkers and lubeoil includes expenditure incurred in acquiring bunkers and lubeoil including delivery costs less discounts. The cost of other inventories consists of raw materials and components based on direct costs, direct payroll costs and a proportionate share of indirect production costs. Indirect production costs include the proportionate share of capacity costs directly relating hereto, which are allocated on the basis of the normal capacity of the production facility .

At 01 January 2024, the EU Emission Trading System was extended to maritime transport emissions, where shipping companies must surrender allowances to cover emissions related to EU port calls. EU Emission Allowances are purchased in connection with TORM's cargo transportation only, similar to a tax on purchase of bunkers. TORM has no intention of selling or trading the allowances.

In the absence of any specific IFRS standards or IFRIC interpretations on accounting for emission rights of carbon dioxide generated as part of the EU Emission Trading scheme (EU ETS), and considering the above, EU Emission Allowances are treated similar to bunker inventories. The following policies are applied for EU Emission Allowances:
• The emission rights are considered as a part of the bunker consumption for the delivery of transportation services and thus recognized as inventories at their acquisition cost.
• As these allowances are utilized during the voyage, the carrying amount of these allowances are recognized as an expense against a liability in the period in which the associated revenue is recognized.

NOTE 15 – TRADE RECEIVABLES

USDm	2024	2023	2022
Analysis as of 31 December of trade receivables:			
Gross trade receivables:			
Not due	73.0	97.5	122.3
Due < 30 days	32.0	42.6	52.1
Due between 30 and 180 days	82.6	62.4	76.8
Due > 180 days	6.3	19.2	18.9
Total gross	**193.9**	**221.7**	**270.1**
Allowance for expected credit loss	10.0	10.7	10.6
Total net	**183.9**	**211.0**	**259.5**

The Management makes allowances for expected credit losses based on "the simplified approach" according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables.

As a result of improved collection efforts and decreased losses on trade receivables, the Management reassessed the accounting estimates included in the expected credit loss allowance matrix during 2024. The outcome of the reassessment resulted in an updated allowance matrix, reversing allowances of USD 5.9m in 2024.

Expected credit loss for receivables overdue 180 days or less is 0%-3%, depending on the category of the receivable. Expected credit loss for receivables overdue more than 180 days is 10%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 50%-100%, also depending on the category of the receivable. For all "legal" cases, allowances of 100% are made.

Movements in provisions for impairment of trade receivables during the year are as follows:

USDm	2024	2023	2022
Allowance for expected credit loss			
Balance as of 01 January	10.7	10.6	4.7
Provisions for the year	5.8	3.3	6.5
Provisions reversed during the year	-6.5	-3.2	-0.6
Balance as of 31 December	**10.0**	**10.7**	**10.6**

Allowance for expected credit loss of trade receivables has been recognized in the income statement under "Port expenses, bunkers, commissions, and other costs of goods sold".

Allowance for expected credit loss of trade receivables is calculated using an aging factor as well as specific customer knowledge and is based on a provision matrix on days past due.

NOTE 15 - continued

Accounting Policies

Receivables

Outstanding trade receivables and other receivables which are expected to be realized within 12 months from the balance sheet date are classified as "Trade receivables" or "Other receivables" and presented as current assets.

Receivables are, at initial recognition, measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses

Expected credit losses are, at initial recognition, determined using an ageing factor as well as a specific customer knowledge such as customers' ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor's ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount, the receivable is written off in part or entirely.

NOTE 16 – OTHER RECEIVABLES

USDm	2024	2023	2022
Derivative financial instruments	33.0	37.6	55.3
Escrow accounts	1.4	14.9	14.9
Vessel sale	18.9	—	—
Other	6.3	8.0	3.8
Balance as of 31 December	**59.6**	**60.5**	**74.0**

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 26 for further information on fair value hierarchies.

NOTE 17 – PREPAYMENTS

USDm	2024	2023	2022
Prepaid operating expenses	1.7	1.2	—
Prepaid bareboat hire	2.8	0.8	3.0
Prepaid customer contract assets	2.4	2.5	3.0
Other prepayments	5.3	10.7	4.4
Balance as of 31 December	**12.2**	**15.2**	**10.4**

NOTE 18 – COMMON SHARES AND TREASURY SHARES

Common shares	Nominal value per share (USD)	2024 Number of shares	2023 Number of shares	2022 Number of shares
A-shares	0.01	97,814,051	86,225,684	82,311,299
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		**97,814,053**	**86,225,686**	**82,311,301**

During the year, the share capital was increased by 11,588,367 A-shares with a nominal value of USD 115,883.67. The total amount including share premium amounted to USD 331.7m. USD 319.2m was non-cash increases in conjunction with the acquisition of the 19 vessels, and USD 12.5m was contributed in cash in connection with exercises of Restricted Share Units.

During 2023, the share capital was increased by 3,914,385 A-shares with a nominal value of USD 39,143.90.The total amount including share premium amounted to USD 92.7m. USD 86.5m was a non-cash increase in conjunction with the acquisition of the five vessels, and USD 6.2m was contributed in cash in connection with exercises of Restricted Share Units.

During 2022, the share capital was increased by 1,078,030 A-shares with a nominal value of USD 10,780.30 in connection with exercise of Restricted Share Units leading to a total cash contribution of USD 8.0m.

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the General Meetings and gives the shareholders the right to dividends, liquidation proceeds, or other distributions. The A-shares carry no other rights or obligations. The B-share has one vote at the General Meetings, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM.

The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

The C-share represents 350,000,000 votes at the General Meetings in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM's issued and outstanding shares, (ii) 5 business days have elapsed from the Board of Directors' receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B-share and the C-share are redeemed at the same time.

NOTE 18 – continued

Treasury shares	2024	2023	2022
Number of shares ('000)			
Balance as of 01 January	493.4	493.4	493.4
Balance as of 31 December	**493.4**	**493.4**	**493.4**

	2024	2023	2022
Nominal value USD '000			
Balance as of 01 January	4.9	4.9	4.9
Balance as of 31 December	**4.9**	**4.9**	**4.9**

	2024	2023	2022
Percentage of share capital			
Balance as of 01 January	0.6%	0.6%	0.6%
Dilution due to capital increases	-0.1%	—%	—%
Balance as of 31 December	**0.5%**	**0.6%**	**0.6%**

As of 31 December 2024, the Company's holding of treasury shares represented 493,371 shares (2023: 493,371 shares, 2022: 493,371 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2023: USD 0.0m, 2022: USD 0.0m) and a market value of USD 9.6m (2023: USD 14.9m, 2022: USD 14.0m).

We plan to solicit the approval of our shareholders and apply for a court order from the Companies Court in England and Wales to effect the cancellation of 493,371 treasury shares that we purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. The cancellation of these treasury shares is intended to rectify the fact that these repurchases were not made in accordance with the UK Companies Act, which distinguishes between buybacks effected through "market purchases" and "off-market purchases." We effected these buybacks under "market purchase" resolutions; however, for purposes of the UK Companies Act, Nasdaq Copenhagen A/S is an overseas exchange, making it ineligible for buybacks conducted under the "market purchase" provisions. The cancellation of the affected treasury shares will not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).

Restricted Share Units

Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to note 5.

NOTE 19 – OTHER LIABILITIES

USDm	2024	2023	2022
Accrued operating expenses	22.7	17.8	10.5
Accrued interest	11.3	2.1	3.6
Wages and social expenses	19.0	22.4	15.1
Accrued administration expenses	2.6	1.9	1.5
Derivative financial instruments	2.5	2.8	1.9
EU Emission Allowances	5.2	—	—
Other	0.9	1.2	1.5
Balance as of 31 December	**64.2**	**48.2**	**34.1**
Hereof non-current	**2.9**	**3.0**	**3.0**
Hereof current	**61.3**	**45.2**	**31.1**

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to note 26 for further information on fair value hierarchies.

Accounting Policies

Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 20 – EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

USDm	Fixed/ floating	2024 Maturity	2024 Effective interest[1]	2024 Carrying value[2]	2023 Maturity	2023 Effective interest[1]	2023 Carrying value[2]	2022 Maturity	2022 Effective interest[1]	2022 Carrying value[2]
Borrowings										
Syndicate Facility[5]	Floating	2029	7.2 %	160.0	2028	6.6 %	224.0	2026	7.6 %	143.8
Bond Facility[5]	Fixed	2029	9.9 %	200.0	—	—	—	—	—	—
DSF Facility[5]	Floating	2029	6.4 %	123.8	2029	5.9 %	140.1	2027	6.7 %	201.8
DSF Facility 2[5]	Floating	2029	6.2 %	92.0	2029	5.8 %	52.5	—	—	—
DSF Facility 3[5]	Floating	2031	6.2 %	29.8	—	—	—	—	—	—
HCOB Facility[5]	Floating	2031	7.4 %	87.5	2029	7.8 %	31.2	2025	9.9 %	42.4
ING[5]	Floating	2029	6.4 %	51.4	2029	5.9 %	57.9	—	—	—
KFW Facility[5]	Floating	2032	7.1 %	31.8	2032	6.4 %	34.8	2032	7.1 %	37.9
BoComm 2 (USD)[3]	Floating	2032	7.6 %	62.1	2032	7.0 %	66.7	2031	7.4 %	71.3
BoComm 3 (USD)[3]	Floating	2029	7.9 %	73.5	2029	7.3 %	82.2	2029	7.8 %	90.9
CDBL[3]	Fixed	2032	6.1 %	136.5	2032	5.7 %	149.0	2029	5.8 %	160.8
Springliner (USD)[3]	Fixed	2026	4.8 %	25.0	2026	4.8 %	27.9	2026	4.8 %	30.7
CMBFL[3]	Fixed	2033	5.8 %	159.5	2033	5.7 %	195.8	2033	4.9 %	37.3
Other credit facilities	Floating	2026	4.3 %	1.8	2026	4.7 %	4.8	2026	3.1 %	4.9
CEXIM (USD)[5]	Floating	—	—	—	—	— %	—	2030	7.0 %	41.1
HCOB Facility 2[5]	Floating	—	—	—	—	— %	—	2026	8.3 %	21.1
BoComm 1 (USD)[3]	Floating	—	—	—	—	— %	—	2025	8.7 %	49.4
Eifuku (USD)[3]	Floating	—	—	—	—	— %	—	2026	7.9 %	20.9
Showa (USD)[3]	Floating	—	—	—	—	— %	—	2024	8.6 %	18.7
Weighted average effective interest rate[4]			**7.1 %**			**6.2 %**			**7.1 %**	
Total borrowings				1,234.7			1,066.9			973.0
Borrowing costs				-17.0			-13.9			-11.1
Right-of-use lease liabilities				8.6			6.6			5.0
Total				**1,226.3**			**1,059.6**			**966.9**
Hereof non-current				1,061.0			886.9			849.8
Hereof current				165.3			172.7			117.1

[1] Effective interest rate includes deferred borrowing costs.

[2] Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to USD 544.8m (2023: USD 402.8m, 2022: USD 223.5m (compared to a total carrying value as of 31 December 2024 of USD 521.0m, 2023: USD 372.7m, 2022: USD 233.7m).

[3] Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).

[4] Please refer to Note 24 for average interest rate including hedges.

[5] Facility with financial covenant. Total carrying value amounts to USD 776.3m as of 31 December 2024 (2023: USD 540.5m, 2022: USD 488.1m).

In addition to the facilities above, TORM had undrawn credit facilities of USD 323.6m as of 31 December 2024. Please refer to Note 2 for further information on the Company's liquidity and capital resources and Notes 24 and 25 for further information on interest rate swaps and financial risks.

NOTE 20 - continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

USDm	Opening balance as of 01 January 2024	Cash movements		Non-cash movements		End balance as of 31 December 2024
		Borrowings	Repayments	Business combin-ations	Other changes	
Borrowings	1,059.6	419.4	-256.3	—	3.6	1,226.3
Total	**1,059.6**	**419.4**	**-256.3**	**—**	**3.6**	**1,226.3**

USDm	Opening balance as of 01 January 2023	Cash movements		Non-cash movements		End balance as of 31 December 2023
		Borrowings	Repayments	Business combin-ations	Other changes	
Borrowings	966.9	676.4	-585.4	—	1.7	1,059.6
Total	**966.9**	**676.4**	**-585.4**	**—**	**1.7**	**1,059.6**

USDm	Opening balance as of 01 January 2022	Cash movements		Non-cash movements		End balance as of 31 December 2022
		Borrowings	Repayments	Business combin-ations	Other changes	
Borrowings	1,135.4	96.3	-275.2	7.9	2.5	966.9
Total	**1,135.4**	**96.3**	**-275.2**	**7.9**	**2.5**	**966.9**

Accounting Policies

Borrowings consist of mortgage debt, bank loans, bonds and lease liabilities.

Borrowings are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability.

NOTE 21 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount of vessels which have been provided as security for borrowings amounts to USD 2,827m as of 31 December 2024 (2023: USD 2,070m, 2022: USD 1,856m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.

USD 0.7m (2023: USD 0.7m, 2022: USD 0.7m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to other lenders.

USD 0.3m (2023: USD 0.4m, 2022: USD 0.4m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to banks.

In 2024 0 shares (2023: 10,500 shares, 2022: 10,500 shares) in ME Production A/S with a book value of zero (2023: USD 2.1m, 2022: USD 2.1m) have been provided as security for loans to the lenders of Marine Exhaust Technology A/S.

USD 6.2m (2023: USD 6.6m, 2022: USD 6.4m) in floating charge in ME Production A/S with a book value of 7.4m (2023: USD 10.5m, 2022: USD 10.2m) have been provided as security for loans to banks.

Please refer to Note 1 for further information.

NOTE 22 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2023: USD 0.1m, 2022: USD 0.1m) and relate to guarantee commitments to Danish Shipping.

The Group is involved in certain other legal proceedings and disputes (refer to Note 31). It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 23 – CONTRACTUAL RIGHTS AND OBLIGATIONS

The following table summarizes the Group's contractual obligations as of 31 December 2024.

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Borrowings [1]	167.9	166.2	132.8	118.1	488.2	170.1	**1,243.3**
Interest payments related to scheduled interest fixing	51.1	46.5	43.7	39.8	26.0	5.3	**212.4**
Estimated variable interest payments [2]	9.9	8.8	8.4	8.5	5.7	4.7	**46.0**
Committed scrubber installations [3]	11.9	1.1	7.9	2.1	—	—	**23.0**
Trade payables and other obligations	92.0	—	—	—	—	2.7	**94.7**
Total	**332.8**	**222.6**	**192.8**	**168.5**	**519.9**	**182.8**	**1,619.4**

The following table summarizes the Group's contractual obligations as of 31 December 2023.

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Borrowings [1]	174.9	148.0	148.4	112.0	120.0	370.2	**1,073.5**
Interest payments related to scheduled interest fixing	41.0	32.5	26.7	24.5	19.5	18.4	**162.6**
Estimated variable interest payments [2]	6.3	5.3	6.1	6.2	7.5	8.9	**40.3**
Secondhand vessel commitments	190.4	—	—	—	—	—	**190.4**
Committed scrubber installations [3]	23.6	—	2.0	8.1	2.0	—	**35.7**
Trade payables and other obligations	85.0	—	—	—	—	2.7	**87.7**
Total	**521.2**	**185.8**	**183.2**	**150.8**	**149.0**	**400.2**	**1,590.2**

The following table summarizes the Group's contractual obligations as of 31 December 2022.

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Borrowings [1]	119.8	130.0	127.2	185.9	161.7	253.4	**978.0**
Interest payments related to scheduled interest fixing	34.8	30.6	24.7	18.0	14.1	22.1	**144.3**
Estimated variable interest payments [2]	3.3	1.6	2.5	2.2	5.5	11.1	**26.2**
Committed scrubber installations [3]	17.3	1.1	—	—	—	—	**18.4**
Trade payables and other obligations	81.6	—	—	—	—	2.5	**84.1**
Total	**256.8**	**163.3**	**154.4**	**206.1**	**181.3**	**289.1**	**1,251.0**

[1] The presented amounts to be repaid do not include directly related borrowing costs arising from the issuing of the loans of USD 17.0m (2023: USD 13.9m. 2022: USD 11.1m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 7.3m (2023: USD 9.0m, 2022: USD 0.7m).

[2] Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.

[3] Commitments for pollution reduction installations

NOTE 23 - continued

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.

The following table summarizes the Group's contractual rights as of 31 December 2024.

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	67.8	26.2	11.9	—	—	—	**105.9**
Total	**67.8**	**26.2**	**11.9**	**—**	**—**	**—**	**105.9**

The following table summarizes the Group's contractual rights as of 31 December 2023

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	37.8	24.1	—	—	—	—	**61.9**
Total	**37.8**	**24.1**	**—**	**—**	**—**	**—**	**61.9**

The following table summarizes the Group's contractual rights as of 31 December 2022

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Contractual rights - as lessor:							
Charter hire income for vessels [5]	2.1	—	—	—	—	—	**2.1**
Total	**2.1**	**—**	**—**	**—**	**—**	**—**	**2.1**

[5] Charter hire income for vessels on time charter is recognized under "Revenue". During the years revenue from time charter amounted to 145.6m (2023: 43.8m, 2022: 64.7m).
The average period until redelivery of the vessels for the period ended 31 December 2024 was 1.8 years (2023: 1.6 years, 2022: 0.4 years).

NOTE 24 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 26 for further information on fair value hierarchies.

USDm	2024	2023	2022
Fair value of derivatives:			
Derivative financial instruments regarding freight and bunkers:			
Forward freight agreements — fair value through profit and loss	7.8	1.7	—
Bunker swaps — fair value through profit and loss	0.3	-0.2	—
Bunker swaps — hedge accounting	0.1	-0.5	—
Derivative financial instruments regarding interest and currency exchange rate:			
Forward exchange contracts — hedge accounting	-2.3	0.5	0.4
Interest rate swaps — hedge accounting	24.7	35.3	53.7
Fair value of derivatives as of 31 December	**30.6**	**36.8**	**54.1**

Derivative financial instruments are presented as below on the balance sheet:

USDm	Financial assets	Financial liabilities
2024		
Offsetting financial assets and financial liabilities:		
Gross amount	32.9	-2.3
Offsetting amount	—	—
Net amount presented in the balance sheet	**32.9**	**-2.3**

USDm	Financial assets	Financial liabilities
2023		
Offsetting financial assets and financial liabilities:		
Gross amount	37.7	-0.9
Offsetting amount	-0.1	0.1
Net amount presented in the balance sheet	**37.6**	**-0.8**

USDm	Financial assets	Financial liabilities
2022		
Offsetting financial assets and financial liabilities:		
Gross amount	54.5	-0.4
Offsetting amount	—	—
Net amount presented in the balance sheet	**54.5**	**-0.4**

NOTE 24 – continued

Derivative financial instruments assets are offset against derivative financial instruments liabilities where the counterparty is identical, where TORM has legal right to offset and intends to settle on a net basis..

Hedging of risks with derivative financial instruments is made with a ratio of 1:1 and where hedge items can be a portion of exposure. Sources of ineffectiveness are mainly derived from differences in timing and interest base rate. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly to other comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the hedging reserve into the income statement.

FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0-24 months. The FFAs are not designated for hedge accounting.

Forward exchange contracts with a fair value of USD -2.3m (net loss) are designated as hedge accounting relationships to hedge a part of TORM payments in 2025 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 348.9m (2023: DKK, 325.5m 2022: DKK 280.3m).

Interest rate swaps with a fair value of USD 24.7m (net gain) applying the USD Secured Overnight Financing Rate ("SOFR") compounded in arrears are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2025-2032 with a notional value of USD 498.7m (2023: USD 923.0m, 2022: USD 687.2m).

Bunker swaps with a fair value USD 0.1m (net gain) are designated as hedge accounting relationships and are used to reduce the exposure to fluctuations in bunker prices for fixed voyages denominated in MT with a notional value of MT 9,000 (2023: MT 9,600, 2022 MT 0).

At year-end 2024, 2023, and 2022, TORM held the following derivative financial instruments designated as hedge accounting:

2024	Notional value	Unit	Expected maturity 2025	2026	After 2026
Forward exchange contracts (USD/DKK) [1]	348.9	DKKm	348.9		
Interest rate swaps [2]	498.7	USDm	134.5	95.2	268.9
Bunker swaps [3]	9,000.0	MT	9,000.0	—	—

[1] The average hedge of USD/DKK currency was 6.8

[2] The average interest rate was 1.29% p.a. plus margin.

[3] The average price of the hedging instruments was USD 391.0

NOTE 24 – continued

Hedge accounting

2023	Notional value	Unit	Expected maturity		
			2024	2025	After 2025
Forward exchange contracts (USD/DKK) [1]	325.5	DKKm	325.5	—	
Interest rate swaps [2]	923.0	USDm	103.3	172.0	647.7
Bunker swaps [3]	9,600.0	MT	9,600.0	—	—

[1] The average hedge of USD/DKK currency was 6.8

[2] The average interest rate was 1.45 p.a. plus margin.

[3] The average price of the hedging instruments was USD 539.2

Hedge accounting

2022	Notional value	Unit	Expected maturity		
			2023	2024	After 2024
Forward exchange contracts (USD/DKK) [1]	280.3	DKKm	280.3	—	—
Interest rate swaps [2]	687.2	USDm	136.9	51.6	498.7
Bunker swaps [3]	—	MT	—	—	—

[1] The average hedge of USD/DKK currency was 6.9

[2] The average interest rate was 1.37 p.a. plus margin.

TORM only enters into interest derivatives under established ISDA agreements supported with or without credit support annexes with predefined credit thresholds.

Cash collateral of USD 11.3m (2023: USD 27.9m, 2022: USD 1.4m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in Notes 25 and 26.

NOTE 24 – continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2024, 2023 and 2022.

| USDm | Income statement | | | | Other comprehensive income | | Equity |
	Port expenses, bunkers, and commissions	Financial items	Operating expenses	Admini-strative expenses	Transfer to income statement	Fair value adjustment	Hedging reserves as of 31 December
2024							
Forward freight agreements	8.2	—	—	—	—	—	—
Bunker swaps	-0.1	—	—	—	0.1	0.5	0.1
Forward exchange contracts	—	—	-0.6	-0.5	1.1	-4.0	-2.3
Interest rate swaps	—	22.5	—	—	-20.9	10.5	23.7
Total	**8.1**	**22.5**	**-0.6**	**-0.5**	**-19.7**	**7.0**	**21.5**
2023							
Forward freight agreements	23.0	—	—	—	—	—	—
Bunker swaps	1.0	—	—	—	0.3	-0.8	-0.5
Forward exchange contracts	—	—	—	-0.1	0.1	0.1	0.5
Interest rate swaps	—	24.7	—	—	-22.3	3.7	34.1
Total	**24.0**	**24.7**	**—**	**-0.1**	**-21.9**	**3.0**	**34.1**
2022							
Forward freight agreements	-33.3	—	—	—	—	—	—
Bunker swaps	13.8	—	—	—	-3.3	3.3	—
Forward exchange contracts	—	—	-2.4	-2.3	4.6	-2.7	0.4
Interest rate swaps	—	3.2	—	—	0.4	54.3	52.6
Total	**-19.5**	**3.2**	**-2.4**	**-2.3**	**1.7**	**54.9**	**53.0**

The hedging reserves as of 31 December relates to derivatives used for cash flow hedge for open hedging instruments, only. Certain interest rate swaps fair value change are considered ineffective and is recognized in "Financial expenses" in the income statement. Please refer to page 236 for a full overview of the fair value of hedge instruments.

Please refer to Note 25 for further information on commercial and financial risks.

NOTE 24 - continued

Accounting Policies

Derivative financial instruments and hedge accounting

Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges, and forward contracts regarding bunker purchases are entered into to mitigate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges, when appropriate, as described below for each type of derivative.

Changes in the fair value of derivative financial instruments designated as cash flow hedges and deemed to be effective are recognized directly in "Other comprehensive income". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. Portion of the changes in fair value deemed to be ineffective is recognized immediately in the income statement.

Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company's risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under "Financial income" or "Financial expenses" for interest rate swaps and under "Port expenses, bunkers and commissions" for forward freight agreements and forward bunker contracts.

NOTE 25 – RISKS ASSOCIATED WITH TORM'S ACTIVITIES

TORM's overall risk tolerance and inherited exposure to risks is divided into five main categories:

- Emerging risks
- Industry and market risks
- Operational risks
- Compliance and IT risks
- Financial risks

The risks described below under each of the five categories are considered to be among the most significant and quantifiable risks for TORM.

Emerging Risks

Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. The Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks.

Please refer to the Risk Management section in our Sustainability Statement under E1 Climate Change section on page 64 for a detailed description of emerging risks.

Industry and Market Risks

Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which the Management cannot control, such as freight rates and vessel and bunker prices.

Freight rate fluctuations

TORM's income is primarily generated from voyages carried out using the Company's fleet of vessels. As such, TORM is exposed to the considerable volatility which characterizes freight rates for such voyages.

It is TORM's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 12 for details on impairment testing.

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months . In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months ahead, based on market expectations and in accordance with TORM's risk management policies.

NOTE 25 - continued

During 2024, 8.5% (2023: 12.6%, 2022: 12.8%) of the 31,287 earning days deriving from operating the Company's product tankers were covered in this way. Physical time charter contracts accounted for 65.6% (2023: 8.5%, 2022: 46.1%) of overall coverage. In 2024, the Company sold FFAs with a notional contract value of USD 82.6m (2023: USD 213.9m, 2022: USD 58.3m) and bought FFAs with a notional contract value of USD 11.7m (2023: USD 0m, 2022: USD 92.3m). The total notional contract volume sold in 2024 was 2,430,000 metric tons (2023: 5,400,000 metric tons; 2022: 2,310,000 metric tons), and the total notional volume bought was 250,000 metric tons (2023: 0 metric tons, 2022: 2,592,000 metric tons). At the end of 2024, the coverage of available earning days for 2025 was 12.8% through time charters, current spot voyages and cargo contracts (2023: 11.3%, 2022: 3.7%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties, and other internal control procedures.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2025	2024	2023
Decrease in freight rates of USD/day 1,000:			
Changes in profit/loss before tax for the following year	-28.9	-27.8	-26.5
Changes in equity for the following year	-28.9	-27.8	-26.5

Sales and purchase price fluctuations

As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2024, the carrying value of the fleet was USD 2,826.7m (2023: USD 2,070.2m, 2022: USD 1,855.9m). Based on broker valuations, TORM's fleet had a market value of USD 3,582.9m as of 31 December 2024 (2023: USD 3,080.9m, 2022: USD 2,650.3m).

NOTE 25 - continued

Bunker price fluctuations

The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 69.0% (2023: 66.6% 2022: 61.3%) of the total voyage costs in 2024 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges the bunker exposure with oil product instruments to the extent bunker element in the freight rates achieved is considered fixed.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2024, 6.0% (2023: 17.7%, 2022: 15.2%) of TORM's total bunker purchase was hedged through bunker hedging contracts. At the end of 2024, TORM had covered 7% (2023: 5%, 2022: 0%) of its bunker requirements for 2025. The total bunker exposure is estimated to be approximately 432,316 metric tons.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2025	2024	2023
Increase in the bunker prices of 10% per ton:			
Changes in profit/loss before tax for the following year	-22.5	-25.9	-22.1
Changes in equity for the following year	-22.5	-25.9	-22.1

Operational Risks

Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

NOTE 25 - continued

Insurance Coverage

During the fleet's operation, various casualties, accidents, and other incidents may occur which may result in financial losses for TORM. For example national and international rules, regulations, and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

To reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss, and war. All TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM's vessels are each insured for the maximum amount available in the P&I system. At the end of 2024, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to USD 4.32bn (2023: USD 2.34bn, 2022: USD 2.8bn).

Counterparty Risk

Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment, or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instrument.

TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels, and that changes in the risk situation are brought to the Management's attention.

TORM's counterparty risks are primarily associated with:

- Receivables, cash and cash equivalents, including restricted cash
- Contracts of affreightment with a positive fair value
- Derivative financial instruments and commodity instruments with a positive fair value

NOTE 25 - continued

Receivables, cash, and cash equivalents, including restricted cash

The majority of TORM's customers are companies operating in the oil industry. It has been assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of TORM's freight revenues stem from a small group of customers. In 2024, one customer accounted for 8% of TORM's freight revenues (2023: one accounted for 8%, 2022: one accounted for 12%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, TORM's credit risk is limited as freight is usually paid prior to the cargo's discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

Because of the payment patterns mentioned above, TORM's receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM's average stands at 98.4% (2023: 98.6%, 2022: 98.6%), which is considered to be satisfactory given the differences in interpretation of events. In 2024, demurrage represented 13% (2023: 16.0%, 2022: 14.0%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds, or triple AAA-rated money market funds. Cash is invested with the aim of getting the highest possible yield, while maintaining a low counterparty risk, and having adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative Financial Instruments and Commodity Instruments

In 2024, 100% (2023: 100%, 2022: 100%) of TORM's forward freight agreements (FFAs) were traded via clearing houses or over-the-counter (OTC). Trade via clearing houses effectively reduces counterparty credit risk by daily clearing of balance and OTC trades are only done with investment grade counterparties. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.

Financial risks

Financial risks relate to TORM's financial position, financing, and cash flows generated by the business, including foreign exchange risk and interest rate risk. TORM's liquidity and capital resources are described in Note 2.

NOTE 25 - continued

Foreign Exchange Risk

TORM uses USD as its functional currency because most of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR, and SGD and relates to administrative and operating expenses.

The part of TORM's expenses denominated in currencies other than USD accounts for approximately 57.8% (2023: 60.2%, 2022: 81.4%) for administrative expenses and approximately 19.9% (2023: 21.6%, 2022: 19.8%) for operating expenses. TORM's expected administrative and operating expenses in DKK and EUR for 2025 are approximately DKK 494.0m, whereof 69.1% (2023: 68.3%, 2022: 68.9%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2025, and TORM's average hedge USD/DKK currency rate is 6.8. FX exposure is hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to Changes in the USD/DKK and USD/EUR Exchange Rate

All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2025	2024	2023
Effect of a 10% increase of DKK and EUR:			
Changes in profit/loss before tax for the following year	-2.1	-2.2	-1.8
Changes in equity for the following year	-2.1	-2.2	-1.8

NOTE 25 - continued

Interest rate risk

TORM's interest rate risk generally relates to interest-bearing borrowings. All TORM's loans for financing vessels are denominated in USD. Please refer to Note 20 for additional information on borrowings. At the end of 2024, TORM had fixed 82.7% (2023: 86.9%, 2022: 94.6%) of the debt then outstanding with interest rate swaps, fixed rate leasing debt and senior unsecured bond corresponding to an amount of USD 1,019.7m. USD 498.7m of this amount is hedged at an interest rate of 1.29% plus margin with interest rate swaps with maturity in the period 2025-2030.

Sensitivity to Changes in Interest Rates

All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2025	2024	2023
Effect of a 1%-point increase in interest rates:			
Changes in profit/loss before tax for the following year	-3.0	-2.7	-0.7
Changes in equity for the following year	8.7	10.4	16.3

Liquidity risk

TORM's strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2024, TORM's loan portfolio was spread across 13 different banks.

As of 31 December 2024, TORM maintains a liquidity reserve of USD 291.2m in cash and cash equivalents, including restricted cash, combined with USD 323.6m in undrawn and committed credit facilities. Cash is only placed in banks with an investment grade rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 23.

NOTE 26 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2024				
Financial assets				
Loan receivables[1]	—	—	4.5	**4.5**
Trade receivables[1]	—	—	183.9	**183.9**
Other receivables	33.0	33.0	26.6	**59.6**
Cash and cash equivalents, including restricted cash[1]	—	—	291.2	**291.2**
Total	**33.0**	**33.0**	**506.2**	**539.2**
Financial liabilities				
Borrowings[1][2]	—	—	1,226.3	**1,226.3**
Other non-current liabilities	—	—	2.9	**2.9**
Trade payables[1]	—	—	50.0	**50.0**
Other liabilities[1]	2.5	2.5	58.8	**61.3**
Total	**2.5**	**2.5**	**1,338.0**	**1,340.5**
2023				
Financial assets				
Loan receivables[1]	—	—	4.5	**4.5**
Trade receivables[1]	—	—	211.0	**211.0**
Other receivables	37.6	37.6	22.9	**60.5**
Cash and cash equivalents, including restricted cash[1]	—	—	295.6	**295.6**
Total	**37.6**	**37.6**	**534.0**	**571.6**
Financial liabilities				
Borrowings[1][2]	—	—	1,059.6	**1,059.6**
Other non-current liabilities	—	—	3.0	**3.0**
Trade payables[1]	—	—	43.1	**43.1**
Other liabilities[1]	2.8	2.8	42.4	**45.2**
Total	**2.8**	**2.8**	**1,148.1**	**1,150.9**

NOTE 26 - continued

Categories of financial assets and liabilities (USDm):	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value
2022				
Financial assets				
Loan receivables[1]	—	—	4.6	**4.6**
Trade receivables[1]	—	—	259.5	**259.5**
Other receivables	55.3	55.3	18.7	**74.0**
Cash and cash equivalents, including restricted cash[1]	—	—	323.8	**323.8**
Total	**55.3**	**55.3**	**606.6**	**661.9**
Financial liabilities				
Borrowings[1][2]	—	—	966.9	**966.9**
Other non-current liabilities	—	—	3.0	**3.0**
Trade payables[1]	—	—	48.5	**48.5**
Other liabilities[1]	1.9	1.9	29.2	**31.1**
Total	**1.9**	**1.9**	**1,047.6**	**1,049.5**

[1] Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.

[2] See Note 21.

[3] Derivative financial instruments are presented in the balance sheet line "Other receivables" and "Other liabilities".

NOTE 26 - continued

Fair value hierarchy for financial instruments measured at fair value in the balance sheet
Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

- Level 2 fair value measurements are those derived from input other than quoted prices included in Level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Methods and assumptions in determining fair value of financial instruments
Derivative part of other receivables and other liabilities
The fair value of derivatives in other receivables and other liabilities is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 27 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Brookfield Oaktree Holdings, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.á.r.l. (Njord Luxco).

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out based on the related parties' ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors, Executive Director and the Senior Management Team, is disclosed in Note 5.

On 01 September 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd. Until 01 September 2022, TORM's transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 5.6m in total.

NOTE 28 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2024, TORM delivered three vessels sold in 2023 for a total consideration of USD 66.5m. The vessels had a carrying value of USD 47.2m. After deducting related bunker costs, the sales resulted in a profit of USD 17.2m, which is recognized in the income statement for 2024.

During 2024, TORM sold and delivered four vessels for a total consideration of USD 83.0m. The vessels had a carrying value of USD 47.0m. After deducting related bunker costs, the sales resulted in a profit of USD 34.1m, which is recognized in the income statement for 2024. The sales consideration for one vessel of USD 18.9m has not yet been received as per 31 December 2024.

During 2023, TORM sold and delivered eight vessels for a total consideration of USD 166.4m. The vessels sold and delivered to new owners during 2023 had a carrying value of USD 111.4m. After deducting related bunker cost, the sales resulted in a profit of USD 50.4m which are recognized in the income statement for 2023. Additionally, TORM sold three vessels with a carrying value of USD 47.2m classified as assets held for sale at the end of 2023 as the vessels were not yet delivered to new owners.

During 2022, TORM sold seven vessels. All the vessels sold in 2022 and one vessel sold in 2021 were delivered to the new owners to a total consideration of USD 106.6m. The vessels sold and delivered to the new owners during 2022 had a carrying value of USD 93.8m. The sales resulted in an impairment loss of USD 2.6m and a profit of USD 10.2m which are recognized in the income statement for 2022.

NOTE 29 – CASH FLOWS

USDm	2024	2023	2022
Reversal of other non-cash movements:			
Exchange rate adjustments	-0.6	0.1	-0.3
Share-based payments	30.2	22.5	2.2
Fair value adjustments on derivative financial instruments	-6.6	-1.5	0.6
Reversal of provisions adjustments	—	-6.5	-6.3
Other adjustments	-0.1	-0.1	0.2
Total	**22.9**	**14.5**	**-3.6**

USDm	2024	2023	2022
Change in inventories, receivables, and payables:			
Change in inventories	-10.2	1.2	-21.8
Change in receivables	41.7	45.2	-158.1
Change in prepayments	8.4	-1.8	-5.7
Change in trade payables and other liabilities	7.9	3.2	4.7
Total	**47.8**	**47.8**	**-180.9**

NOTE 30 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries [5]:

Entity	Country	Ownership [4]
TORM A/S	Denmark	100 %
OCM Singapore Njord Holdings Almena, Pte. Ltd [1]	Singapore	100 %
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100 %
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd [1]	Singapore	100 %
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd [1]	Singapore	100 %
OCM Singapore Njord Holdings Agnete, Pte. Ltd [1]	Singapore	100 %
OMI Holding Ltd.[1]	Mauritius	100 %
TORM Crewing Service Ltd.[1]	Bermuda	100 %
TORM Middle East DMCC	United Arab Emirates	100 %
TORM Shipping India Private Limited [3]	India	100 %
TORM Singapore Pte. Ltd.	Singapore	100 %
TORM Tanker Corporation [6]	USA	100 %
TORM USA LLC [6]	USA	100 %
TORM VesselCo UK Limited	United Kingdom	100 %
VesselCo 8 Pte. Ltd. [1]	Singapore	100 %
VesselCo 9 Pte. Ltd.	Singapore	100 %
VesselCo 10 Pte. Ltd. [2]	Singapore	100 %
VesselCo 11 Pte. Ltd. [1]	Singapore	100 %
VesselCo 12 Pte. Ltd.	Singapore	100 %
TORM SHIPPING (PHILS.), INC. [4]	Philippines	25 %
Marine Exhaust Technology A/S	Denmark	75 %
ME Production A/S	Denmark	75 %
Marine Exhaust Technology (Hong Kong) Ltd.	China	59 %
ME Production (Zhejiang) Co, Ltd.	China	75 %
Suzhou ME Production Technology Co, Ltd.[6]	China	59 %

[1] Entities dissolved in the financial year ended 31 December 2022.

[2] Entities dissolved in the financial year ended 31 December 2023.

[3] Entities with different reporting periods: TORM Shipping India has a financial reporting period that runs from 01 April to 31 March as required by the Indian government's laws and legislations.

[4] For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.

[5] All subsidiaries are consolidated in full.

[6] Entities not audited

NOTE 30 - continued

Interest in legal entities included as joint ventures:
There has been no activity in the Danish joint venture, Long Range 2 A/S for which TORM controls 50%.

TORM obtained control over Marine Exhaust Technology (Hong Kong) Ltd. on 01 September 2022 following the acquisition of Marine Exhaust Technology A/S, where it affected the profit and loss from continuing operations in 2022 with -0.1m. Before the acquisition, TORM controlled 28% of Marine Exhaust Technology A/S.

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines
Tuborg Havnevej 18	2nd Floor	7th Floor
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169
Denmark	Andheri-Kurla Road	HV dela Costa Street
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

Singapore	United Kingdom	USA
6 Battery Road #27-02	4th Floor	Suite 1625
Six Battery Road	120 Cannon Street	2500 City West
Singapore 049909	London, EC4N 6AS	Boulevard
Singapore	United Kingdom	77042, Houston , Texas
		USA

Denmark	China	Hong Kong
Sandholm 7	208 Longward Road	Room 12, 10/F
9900 Frederikshavn	Zhapu Town Ping Hu	Kwai Cheong Centre
Denmark	Jiaxing City	No. 50 Kwai Cheong Road
	Zhejiang Provice	Kwai Chung, New Territories
	China	Hong Kong

United Arab Emirates
DMCC Business Centre
AU Tower 15-G
JLT Cluster I
Dubai, UAE
United Arab Emirates

NOTE 31 – PROVISIONS

USDm	2024	2023	2022
Cargo claim provisions	—	—	6.5
Warranty provisions	0.6	0.6	0.3
Balance as of 31 December	**0.6**	**0.6**	**6.8**

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m.

As expected at the end of 2023, the remaining part of the case complex was resolved in arbitration during the first quarter of 2024 with an award in favor of TORM.

Warranty provisions relate to sold marine engineering equipment.

Accounting Policies
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources which can be reliably estimated. Provisions are measured at the estimated liability expected to arise, considering the time value of money.

NOTE 32 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2024	2023	2022
Earnings per share			
Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	**612.5**	**648.3**	**562.8**
Million shares			
Weighted average number of shares	94.1	84.1	81.8
Weighted average number of treasury shares	-0.5	-0.5	-0.5
Weighted average number of shares outstanding	**93.6**	**83.6**	**81.3**
Dilutive effect of outstanding share options	2.7	3.1	1.5
Weighted average number of shares outstanding incl. dilutive effect of share options	**96.3**	**86.7**	**82.8**
Basic earnings/(loss) per share (USD)	**6.54**	**7.75**	**6.92**
Diluted earnings/(loss) per share (USD)	**6.36**	**7.48**	**6.80**

	2024	2023	2022
Dividend per share			
Declared dividend per share (USD)	5.10	4.42	4.63
Declared dividend for the year (USDm)	485.3	370.9	378.7
Proposed dividend per share for approval at Annual General Meeting (USD)	—	1.36	—
Proposed dividend for approval at Annual General Meeting (USDm)	—	126.3	—
Dividends paid per share (USD)	5.86	7.01	2.04
Dividends paid during the year (USDm)	553.3	586.4	166.7
Number of shares			
Number of shares, end of period (million)	97.8	86.2	82.3
Number of treasury shares, end of period (million)	-0.5	-0.5	-0.5
Number of shares outstanding, end of period (million)	**97.3**	**85.7**	**81.8**

NOTE 32 - continued

Accounting Policies

Basic earnings per share are calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 33 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

USDm	2024	2023	2022
Cash at banks and on hand	271.9	265.5	320.5
Cash and cash equivalents	**271.9**	**265.5**	**320.5**
Cash provided as security for initial margin calls and negative market values on derivatives, etc.[1]	19.3	30.1	3.3
Restricted cash	**19.3**	**30.1**	**3.3**
Cash and cash equivalents, including restricted cash	**291.2**	**295.6**	**323.8**

[1] The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.

NOTE 34 – BUSINESS COMBINATIONS

There were no business combinations in 2023 or 2024.

On 01 September 2022, TORM acquired an ownership stake of 75% of Marine Exhaust Technology A/S (MET), a Danish industrial company specialized in developing and producing advanced and green marine equipment for a cash consideration of USD 2.0m. TORM acquired MET because the entity has gained strong expertise in developing and producing components for the maritime industry, including scrubbers for the shipping industry. As part of the transaction, TORM also obtained control over the joint venture entity Marine Exhaust Technology (Hong Kong) Ltd in which TORM previously held a 27.5% interest.

TORM has elected to measure the non-controlling interest in the acquiree at fair value.

The fair value of the non-controlling interest in MET has been assessed based on the EBITDA multiples method using estimated 2023 financials based on expected scrubber orders. The value includes an adjustment based on development costs to account for potential future income from the sales of Flettner rotors. Based on the enterprise value estimate, the equity value is calculated through a standard adjustment for net interest-bearing debt.

The previously held interest in Marine Exhaust Technology (Hong Kong) Ltd was remeasured at fair value as part of the transaction leading to a gain of USD 0.3m recognized in the share of profit/ loss from joint ventures in the consolidated income statement.

The acquired assets include contractual receivables of USD 5.7m of which USD 0.3m were considered to be uncollectible at the day of the acquisition.

Transaction costs in connection with the acquisition amounted to less than USD 0.1m and are recognized as administration expenses.

The goodwill of USD 1.8m represents the value of expected synergies arising from the acquisition and is allocated entirely to the Marine Engineering segment. The goodwill recognized is not expected to be deductible for tax purposes.

Revenue and profit for the period generated by the acquired entity amounted to USD 5.9m and 0.0m, respectively, and have been recognized in the consolidated income statement since the acquisition. Had the acquisition taken place on 01 January 2022, the revenue and profit for the Group for 2022 would have been USD 1,455.9m and USD 561.9m, respectively.

NOTE 34 - continued

The following table summarizes the fair values of the assets acquired and the liabilities assumed on 01 September 2022:

USDm	01 September 2022
Intangible assets	1.2
Tangible fixed assets	2.5
Inventories	6.4
Trade receivables	1.6
Other receivables	3.8
Prepayments	1.5
Cash and cash equivalents	3.0
Borrowings	-7.9
Deferred tax liabilities	-0.3
Provisions	-0.4
Other non-current liabilities	-0.8
Trade payables	-1.5
Other liabilities	-0.3
Deferred income	-4.3
Current tax liabilities	-0.3
Net identifiable assets acquired	**4.2**
Goodwill	1.8
Total net assets acquired	**6.0**
Of which fair value of non-controlling interest	-2.4
Total purchase consideration	**3.6**
Cash consideration	2.0
Fair value of previously held interests	1.6
Total purchase consideration	**3.6**
Cash acquired	3.0
Cash consideration	-2.0
Acquisition of subsidiaries, net of cash acquired	**1.0**

NOTE 34 – continued

Accounting Policies

Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities, and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also considered.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

The excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once a year. Upon acquisition, goodwill is allocated to the cash generating units that subsequently form the basis for the impairment test. If the fair value of the acquired assets, liabilities, and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.

Parent Company 2024

Parent Company Financial Statements

Management Review for TORM plc

In 2024, the TORM Group simplified the corporate structure due to commercial and risk management reasons. A result of the restructuring included that the Parent company now actively manages the deployment of tanker vessels between spot market voyage charters and time charters on similar terms as other entities in the TORM Group. The parent company activities still include holding company activities for the TORM Group, treasury activities, as well as bareboat chartering activities.

Income Statement

In 2024, revenue amounted to USD 73.8m compared to USD 47.9m in 2023. The development was primarily driven by the introduction of the transportation of refined oil products on spot market voyage charters and time charters of USD 33.6m, offset by a decrease in bareboat charter hire rates of USD 7.7m. Costs associated with the transportation (port expenses, bunkers, and commissions) amounted to USD 12.9m in 2024 compared to none in 2023. As the Parent company in 2024 chartered additional vessels from subsidiaries compared to 2023, the cost of charter hire increased by USD 14.7m to USD 62.0m.

Financial income for 2024 increased by USD 1,221.7m to USD 1,365.7m. Financial expenses were USD 37.9m, an increase of USD 24.2m compared to 2023. The increase in net financial income of USD 1,197.5m was primarily a result of increased dividends received from subsidiaries of USD 1,216.1m as a result of the restructuring of the TORM Group. As part of the restructuring, the parent company received dividends from TORM A/S of USD 795.7m related to the parent company's acquisition of TORM Singapore Pte Ltd from TORM A/S and USD 479.2m related to the sale of vessels from TORM A/S to the newly established TORM VesselCo UK Limited. The development is partly offset by increased interest expenses on borrowings of USD 23.2m stemming from increased borrowings.

Net profit amounted to USD 1,307.2m compared to USD 120.9m in 2023.

Balance Sheet

Assets
Total assets increased by USD 1,373.1m to USD 2,735.5m as of 31 December 2024, mainly impacted by increases in investment in subsidiaries of USD 1,432.8m, cash and cash equivalents of USD 89.5m, and freight receivables of USD 23.9m. The development is offset by a decrease in loans to subsidiaries of USD 178.2m.

Investment in subsidiaries increased to USD 2,441.9m as of 31 December 2024 primarily due to the purchase of TORM Singapore Pte Ltd from TORM A/S for a total consideration of USD 795.7m and the setup of the new TORM VesselCo UK Limited for a total investment of USD 618.9m equivalent to the fair value of 15 MR and LR1 vessels.

As tanker vessels are now actively deployed in the market, the parent company had a freight receivable balance of USD 23.9m as of 31 December 2024 corresponding to the increase since end of 2023.

As of 31 December 2024, the parent company had unsecured loans to subsidiaries with a total outstanding balance of USD 134.0m. Besides normal repayments, the main driver behind the decrease of USD 178.2m since the end of 2023 was the additional repayment of USD 139.7m on an existing unsecured loan from TORM A/S in addition to ordinary repayments.

Equity
Total equity increased by USD 1,107.3m to USD 1,945.1m as of 31 December 2024, primarily driven by net profit for the year of USD 1,307.2m and secondly by capital increases of USD 331.7m due to the issuance of new shares in connection with several partly share-based financed vessel acquisitions during 2024. The increases were partly offset by dividend payments of USD 553.3m.

Liabilities
During 2024, total borrowings increased by USD 234.5m to USD 733.6m mainly impacted by the issuance of USD 200m five-year senior unsecured bonds in January 2024, subsequently listed on the Oslo Stock Exchange in June 2024. In addition, the purchase of new secondhand vessels in the TORM Group financed through the parent company contributed to the increase.

Cash Flow

Net cash flow from operating activities was USD 20.9m (2023: USD -1.3m). The increase was primarily driven by the TCE effects of tanker vessels being actively deployed in the market which they were not in 2023.

Net cash flow from investing activities was USD 372.8m (2023: USD 485.4m). The decrease was mainly impacted by lower repayments received related to loans to subsidiaries compared to 2023.

Net cash flow from financing activities was USD -304.3m (2023: USD -485.1m). The development was predominantly impacted by lower repayments of mortgage debt compared to 2023, slightly offset by reduced cash flow from new borrowings.

Key developments in 2024

USDm	2024	2023	Change
Income statement			
Revenue	73.8	47.9	25.9
Port expenses, bunkers and commissions	-12.9	—	-12.9
Charter hire	-62.0	-47.3	-14.7
Financial income	1,365.7	144.0	1,221.7
Financial expenses	-37.9	-13.7	-24.2
Net profit for the year	1,307.2	120.9	1,186.3
Balance sheet			
Investments in subsidiaries	2,441.9	1,009.1	1,432.8
Freight Receivables	23.9	—	23.9
Loans to subsidiaries, current and non-current	134.0	312.2	-178.2
Total assets	2,735.5	1,362.4	1,373.1
Total equity	1,945.1	837.8	1,107.3
Borrowings, current and non-current	733.6	499.0	234.6
Total liabilities	790.4	524.6	265.8

Parent Company Income Statement
01 January-31 December

USD '000	Note	2024	2023
Revenue	2	73,801	47,895
Port expenses, bunkers and commissions		-12,938	–
Charter hire		-62,043	-47,304
Operating expenses	3	-6,541	–
Administrative expenses	3	-14,785	-10,429
Other operating income and expenses		-1,340	49
Expected credit loss		-47	2,517
Depreciation and amortization		-201	-24
Operating profit/(loss) (EBIT)		**-24,094**	**-7,296**
Financial income	4	1,365,734	144,004
Financial expenses	4	-37,893	-13,664
Profit before tax		**1,303,747**	**123,044**
Tax	5	3,406	-2,174
Net profit for the year		**1,307,153**	**120,870**

Parent Company Statement of Comprehensive Income
01 January-31 December

USD '000	2024	2023
Net profit for the year	**1,307,153**	**120,870**
Other comprehensive income:		
Items that may be reclassified to profit or loss:		
Fair value adjustment on hedging instruments	10,497	3,749
Fair value adjustment on hedging instruments transferred to income statement	-20,930	-22,307
Tax on other comprehensive income	2,608	4,640
Other comprehensive income after tax	**-7,825**	**-13,918**
Total comprehensive income for the year	**1,299,328**	**106,952**

Parent Company Balance Sheet
As of 31 December

USD '000	Note	2024	2023
ASSETS			
Intangible assets			
Other intangible assets		78	86
Total Intangible assets		**78**	**86**
Tangible fixed assets			
Capitalized dry-docking		5,362	—
Land and buildings		—	81
Other plant and operating equipment		176	—
Total tangible fixed assets		**5,538**	**81**
Financial assets			
Investments in subsidiaries	6, 13	2,441,892	1,009,071
Loan receivables	7	4,476	4,523
Loans to subsidiaries	16	65,522	71,475
Deferred tax assets	5	2,715	—
Total financial assets		**2,514,605**	**1,085,069**
Total non-current assets		**2,520,221**	**1,085,236**
Inventories	8	7,115	—
Freight Receivables	9	23,870	—
Loans to subsidiaries	16	68,464	240,713
Other receivables	10	24,927	35,322
Prepayments		721	438
Cash and cash equivalents		90,175	685
Total current assets		**215,272**	**277,158**
TOTAL ASSETS		**2,735,493**	**1,362,394**

USD '000	Note	2024	2023
EQUITY AND LIABILITIES			
Equity			
Common shares		978	862
Treasury shares		-4,235	-4,235
Hedging reserves		17,742	25,567
Share premium		181,232	170,262
Other reserves		320,000	—
Retained profit		1,429,360	645,332
Total equity		**1,945,077**	**837,788**
Liabilities			
Deferred tax liability	5	—	3,324
Borrowings	11	625,345	398,427
Total non-current liabilities		**625,345**	**401,751**
Borrowings	11	108,227	100,611
Trade payables		4,746	278
Payables to subsidiaries	16	39,378	19,814
Current tax liabilities		24	—
Other liabilities	12	12,696	2,152
Total current liabilities		**165,071**	**122,855**
Total liabilities		**790,416**	**524,606**
TOTAL EQUITY AND LIABILITIES		**2,735,493**	**1,362,394**

The financial statements of TORM plc, company number 9818726, have been approved by the Board of Directors and signed on their behalf by:

Jacob Meldgaard
Executive Director
06 March 2025

Parent Company Statement of Changes in Equity
01 January-31 December

USD '000	Common shares [1]	Treasury shares [1]	Hedging reserves	Share premium	Other reserves	Retained profit	Total
EQUITY							
Equity as of 01 January 2023	**823**	**-4,235**	**39,485**	**77,794**	**—**	**1,088,297**	**1,202,164**
Comprehensive income for the year:							
Net profit for the year	—	—	—	—	—	120,870	120,870
Other comprehensive income for the year	—	—	-18,558	—	—	—	-18,558
Tax on other comprehensive income	—	—	4,640	—	—	—	4,640
Total comprehensive income for the year	**—**	**—**	**-13,918**	**—**	**—**	**120,870**	**106,952**
Capital increases	39	—	—	92,635	—	—	92,674
Transaction costs capital increase	—	—	—	-167	—	—	-167
Share-based compensation	—	—	—	—	—	22,549	22,549
Dividends paid	—	—	—	—	—	-586,384	-586,384
Total changes in equity 2023	**39**	**—**	**—**	**92,468**	**—**	**-563,835**	**-471,328**
Equity as of 31 December 2023	**862**	**-4,235**	**25,567**	**170,262**	**—**	**645,332**	**837,788**
Comprehensive income for the year:							
Net profit for the year	—	—	—	—	—	1,307,153	1,307,153
Other comprehensive income for the year	—	—	-10,433	—	—	—	-10,433
Tax on other comprehensive income	—	—	2,608	—	—	—	2,608
Total comprehensive income for the year	**—**	**—**	**-7,825**	**—**	**—**	**1,307,153**	**1,299,328**
Capital increases	116	—	—	331,601	—	—	331,717
Transaction costs capital increase	—	—	—	-631	—	—	-631
Capital reduction [2]	—	—	—	-320,000	320,000	—	—
Share-based compensation	—	—	—	—	—	30,162	30,162
Dividends paid	—	—	—	—	—	-553,287	-553,287
Total changes in equity 2024	**116**	**—**	**—**	**10,970**	**320,000**	**-523,125**	**-192,039**
Equity as of 31 December 2024	**978**	**-4,235**	**17,742**	**181,232**	**320,000**	**1,429,360**	**1,945,077**

[1] Please refer to Note 18 to the Group consolidated financial statements for further information on treasury shares.

[2] The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequently approved by the court, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

Parent Company Cash Flow Statement
01 January-31 December

USD '000	Note	2024	2023
Cash flow from operating activities			
Net profit for the year		1,307,153	120,870
Reversals:			
Reversal of depreciation and impairment losses		201	24
Reversal of other non-cash movements	17	64,346	51,536
Financial income	4	-1,365,734	-144,004
Financial expenses	4	37,893	13,664
Tax	5	-3,406	2,174
Interest received		31,811	14,293
Interest paid		-31,196	-16,160
Net exchange rate gains and losses		-318	107
Repayments of intercompany trading balances		-129	-43,653
Change in inventories, receivables, and payables, etc.	17	-19,674	-194
Net cash flow from operating activities		**20,947**	**-1,343**

USD '000	Note	2024	2023
Cash flow from investing activities			
Investment in tangible fixed assets		-181	—
Investment in intangible fixed assets		-34	-89
Repayments of loans to subsidiaries [1]		313,053	485,461
Dividends from subsidiaries		60,000	—
Net cash flow from investing activities		**372,838**	**485,372**
Cash flow from financing activities			
Borrowing, mortgage debt	11	419,380	489,974
Repayment/redemption, mortgage debt	11	-182,262	-394,641
Repayment/redemption, leases	11	-12	-19
Capital increase [1]		12,517	6,187
Transaction costs capital increase		-631	-167
Dividends paid		-553,287	-586,384
Net cash flow from financing activities		**-304,295**	**-485,050**
Net cash flow from operating, investing, and financing activities		**89,490**	**-1,021**
Cash and cash equivalents as of 01 January		685	1,706
Cash and cash equivalents as of 31 December		**90,175**	**685**

[1] During 2024, the share capital was increased by USD 331.7m (2023: USD 92.7m), including a USD 319.2m (2023: USD 86.5m) non-cash share issue in relation to subsidiaries' acquisition of 19 (2023: 5) vessels with a corresponding increase in loans to subsidiaries. Please also refer to Note 6 for non-cash transactions on investments in subsidiaries in 2024 and 2023 and to Note 16 for vessel sales to subsidiaries in 2023.

Notes to Parent Company Financial Statements

NOTE 1 – ACCOUNTING POLICIES - SUPPLEMENTARY FOR THE PARENT COMPANY

Basis of Preparation

TORM plc is a public company limited by shares and incorporated in England and Wales. Its registered number is 09818726, and its registered address is 4th Floor, 120 Cannon Street, London, EC4N 6AS. The Parent Company meets the definition of a qualifying entity under Financial Reporting Standard 100 ("FRS 100") issued by the Financial Reporting Council. Therefore, these financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including Financial Reporting Standard 101 Reduced Disclosure Framework and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

As permitted by FRS 101, the Parent Company has taken advantage of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets and certain related party transactions.

The following exemptions available under FRS 101 have been applied:

- Paragraphs 45(b) and 46 to 52 of IFRS 2, "Shared-based payment" (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined)
- IFRS 7 "Financial Instruments: Disclosures"
- Paragraph 91 to 99 of IFRS 13, "Fair value measurement" (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities)
- The following paragraphs of IAS 1 "Presentation of financial statements"
  - 16 (statement of compliance with all IFRS)
  - 134-136 (capital management disclosures)
- Paragraph 30 and 31 of IAS 8 "Accounting policies, changes in accounting estimates and errors" (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)
- Paragraph 17 and 18A of IAS 24 "Related Party Disclosures" (Key management personnel compensation)
- The requirements in IAS 36 "Impairment of Assets" (disclosure of valuation technique and assumptions used in determining recoverable amount)

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in Note 1 to the Group consolidated financial statements.

Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimating uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable.

Details of the Parent Company's share-based payment schemes are provided in Note 5 to the Group consolidated financial statements.

NOTE 1 - continued

Accounting Policies

In supplement to the accounting policies provided in Note 1 to the Group consolidated financial statements, the following material accounting policy information provided below were applied to the Parent Company's financial statements.

Investment in Subsidiaries and Joint Ventures

Investment in subsidiaries, associated companies, and joint ventures are recognized and measured in the financial statements of the Parent Company at cost less provision for impairment and classified as "non-current assets". Dividends are recognized under "Financial income".

The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.

Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in "Impairment reversal on investment in subsidiaries".

Critical Accounting Estimates and Judgements

In supplement to the critical accounting estimates and judgements provided in Note 1 to the Group consolidated financial statements, the following is considered a significant accounting estimate used in the preparation of the Parent Company's financial statements.

Carrying Amounts of Investments in Subsidiaries

The Management has assessed that all subsidiaries of the Parent Company are considered as one single cash-generating unit (CGU).

The Parent Company evaluates the carrying amount of the CGU to determine if events have occurred which would require a modification of the carrying amount. The recoverable amount of the CGU is reviewed based on events or changes in circumstances which would indicate that the carrying amount of the CGU might not be recoverable.

In assessing the recoverability of the CGU, the Parent Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the CGU to the higher of the fair value less costs of disposal and the value in use.

The Management assesses indicators of impairment that include, but are not limited to, broker vessel values, weighted average cost of capital, and any other adverse impacts from current economic, environmental, and geopolitical uncertainty.

For further information regarding the underlying impairment testing of the vessels in the Group, please refer to Note 12 to the Group consolidated financial statements.

NOTE 2 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USD'000	2024	2023
Disaggregation of revenue		
Transportation of oil products and chemicals	33,576	—
Bareboat hire from subsidiaries	40,225	47,895
Total revenue	**73,801**	**47,895**

NOTE 3 – STAFF COSTS

The average number of employees is calculated as a full-time equivalent (FTE).

USD'000	2024	2023
Total staff costs		
Staff costs included in administrative expenses	9,454	6,986
Total	**9,454**	**6,986**
Staff costs comprise the following		
Wages and salaries	754	191
Share-based compensation	8,329	6,740
Pension costs	57	15
Other social security costs	75	20
Other staff costs	239	20
Total	**9,454**	**6,986**
Average number of permanent employees		
Land-based	4	1
Total	**4**	**1**

Total seafarers' costs in 2024 were USD 4.1m (2023: USD 0.0m), which is included in "Operating expenses". The cost is recharged to TORM PLC from another group undertaking as they are not employed by TORM PLC.

Please refer to Note 5 to the Group consolidated financial statements for further information on Executive Management and Non-Executive Board remuneration.

NOTE 4 – FINANCIAL ITEMS

USD '000	2024	2023
Financial income		
Interest income from subsidiaries	30,616	24,916
Interest income from cash and cash equivalents, including restricted cash	106	35
Dividends from subsidiaries	1,334,964	118,906
Other financial income	48	48
Exchange rate adjustments, including loss from forward exchange rate contracts	—	99
Total	**1,365,734**	**144,004**
Financial expenses		
Interest expenses on borrowings	-35,124	-11,960
Interest expense from right-of-use assets	-2	-4
Commitment fees	-1,912	-1,298
Amortization of interest rate swaps	-1,726	-2,215
Ineffectiveness on interest rate swaps	1,521	2,388
Exchange rate adjustments, including loss from forward exchange rate contracts	-349	—
Other financial expenses	-301	-575
Total	**-37,893**	**-13,664**

Dividends from subsidiaries in 2024 of USD USD 1,335.0m primarily related to non-cash distribution of USD 1,275.0m from its subsidiary TORM A/S. This included USD 795.7m related to the transfer of share ownership of TORM Singapore Pte Ltd with transfer price based on the market value of vessels owned by TORM Singapore Pte Ltd. The market value was determined using an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in vessel. Another non-cash distribution of USD 479.2m was in relation to a settlement of intercompany loan note payable to TORM A/S. This loan note was originated from transfer 15 vessels from TORM A/S to TORM VesselCo UK Limited, with the loan principle amount also based on an average of valuations from two the two qualified shipbrokers. TORM Plc increased its capital contribution in TORM VesselCo UK Limited (refer to note 6) by settling the loan note at full with TORM A/S. TORM Plc further received cash dividends of USD USD 60.0m from TORM Singapore Pte Lte in 2024.

Dividends from subsidiaries in 2023 of USD 118.9m primarily related to three vessels distributed from its subsidiary TORM A/S based on a market value of the vessels of USD 117.1m derived from an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels.

Please refer to Note 6 to the Parent Company financial statements for further information in respect of the acquisitions.

NOTE 5 – TAX

The major components of income tax for the years ended 31 December 2024 and 2023 are:

USD '000	2024	2023
Tax for the year		
Tonnage tax charge for the year	24	—
Origination and reversal of temporary differences	-3,430	2,174
Total	**-3,406**	**2,174**

The net movement in deferred tax of USD 3.4m for the year ended 31 December 2024 consists of the utilization of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction of USD 1.2m (2023: USD -2.8m) and the recognition of deferred tax assets for additional carried forward loss of USD 2.2m (2023: USD 0.6m).

In 2024 TORM plc established a new UK vessel-owning company. The UK-owned vessels are chartered on bare boat contracts to TORM plc, which charters out the vessels externally. TORM plc has elected and applied to enter into the UK tonnage tax regime in October 2024, which has resulted in a tonnage tax charge for the year of USD 24k.

Tax effects directly recognized in equity or other comprehensive income for the years ended 31 December 2024 and 2023 are:

USD '000	2024	2023
Deferred tax charged in the statement of Other Comprehensive Income		
Deferred tax related to items recognized in OCI during the year	-2,608	-4,640
Total	**-2,608**	**-4,640**

Tax recognized in equity or other comprehensive income relates to the unrealized fair value adjustment on hedging instruments recognized directly in equity or other comprehensive income.

NOTE 5 – continued

Reconciliation of tax charge

USD '000	2024	2023
Accounting profit before income tax	1,303,747	123,044
Adjustment of income		
Dividend distribution	-1,334,964	-118,906
Legal and professional fees	1,472	262
Non-chargable shipping activities	7,721	—
Other non-deductible expenses for tax purposes	8,712	6,740
Other non-taxable income	—	-2,163
Corporate interest restriction	4,623	-11,339
Capital allowances	-232	-283
Adjusted taxable loss	**-8,921**	**-2,645**
At effective UK income tax rate of 25% (2023: 25%)	—	—
Recognition of deferred tax asset	3,430	-2,174
Income tax reported in the Income Statement	**3,430**	**-2,174**

Deferred taxes

USD '000	2024	2023
Deferred tax assets		
Deferred tax asset related to Corporate Interest Restriction	1,683	529
Deferred tax asset related to trading losses	6,947	4,669
Deferred tax assets before offset	**8,630**	**5,198**
Offset against deferred tax liabilities	-5,914	-5,198
Deferred tax assets in the balance sheet	**2,716**	**—**

USD '000	2024	2023
Deferred tax liabilities		
Deferred tax liabilities arising from changes in equity	5,914	8,522
Deferred tax liabilities before offset	**5,914**	**8,522**
Offset against deferred tax assets	-5,914	-5,198
Deferred tax liabilities in the balance sheet	**—**	**3,324**

Deferred tax assets and liabilities are offset and reported net where appropriate within territories.

Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable.

NOTE 5 – continued

All deferred tax movements arise from the origination and reversal of temporary differences. As per 31 December 2024 there are unused tax credits of USD 2.2m (2023: USD 2.2m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.

Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements.

Pillar Two Tax Effects

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15%. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.

As the majority of these companies' revenue consist of international shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carveout described in Article 3.3.

TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Based on our fiscal year for 2024, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbour in a majority of jurisdictions in which we are present. As of December 31, 2024, the calculated top-up tax does not have a material impact on our financial result.

NOTE 6 – FINANCIAL ASSETS

USD'000	2024	2023
Investments in subsidiaries		
Cost:		
Balance as of 01 January	1,009,071	940,291
Additions	1,453,444	62,912
Capital decreases in subsidiaries	-42,434	-9,941
Capital increases related to share-based payments	21,811	15,809
Balance as of 31 December	**2,441,892**	**1,009,071**
Carrying amount as of 31 December	**2,441,892**	**1,009,071**

Additions during 2024 of USD 1,453.4m primarily relate to two transactions.

In June 2024 TORM plc acquired the investment in TORM Singapore Pte. Ltd from its subsidiary TORM A/S for a total consideration of USD 795.7m against a loan note towards TORM A/S. The value of the company is based on the average of the valuations from the two internationally acknowledged shipbrokers adjusted for the value of bareboat contracts and working capital. TORM A/S has subsequently distributed the loan note as dividend in kind. In connection to this transaction, intercompany loans between TORM plc and TORM A/S of USD 38.8m were converted into shares in TORM A/S.

In October 2024 the subsidiary TORM A/S sold fifteen MR and LR1 vessels to the subsidiary TORM VesselCo UK Limited at fair market value of USD 618.9m based on the average of the valuations from the two internationally acknowledged shipbrokers. The vessels are sold against a loan note receivable of USD 618.9m. TORM A/S has subsequently distributed the loan note receivable to TORM plc via dividends of USD 479.2m and repayment of the existing intercompany loan of USD 139.7m. TORM Plc contributed in kind hereafter the note receivable as share capital in TORM VesselCo UK Limited.

Additions during 2023 of USD 62.9m primarily relate to one vessel contributed in kind to the newly incorporated subsidiary, TORM Tanker Corporation. The historical cost of this investment in subsidiary amounts to USD 37.8m and is based on a market value of the vessel derived from an average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels.

NOTE 7 – LOAN RECEIVABLES

USD '000	2024	2023
Loan receivables		
Cost:		
Balance as of 01 January	4,711	4,711
Balance as of 31 December	**4,711**	**4,711**
Expected credit loss:		
Balance as of 01 January	188	141
Additions during the year	47	47
Balance as of 31 December	**235**	**188**
Carrying amount as of 31 December	**4,476**	**4,523**

NOTE 8 – INVENTORIES

USD '000	2024	2023
Bunkers	5,654	—
Lubeoil	1,445	—
EU Emission Allowances	16	—
Balance as of 31 December	**7,115**	**—**

During 2024 bunker inventories of USD 7.7m (2023:USD 0.0m) were recognized as an expense in Port expenses, bunkers and commissions.

During 2024 lubeoil inventories of USD 0.2m (2023: USD 0.0m) were recognized as an expense in Operating expenses.

During 2024 EU Emission Allowance inventories of USD 0.1m (2023: USD 0.0m) were recognized as an expense in Port expenses, bunkers and commissions.

NOTE 9 – FREIGHT RECEIVABLES

USD '000	2024	2023
Analysis as of 31 December of freight receivables		
Gross freight receivables		
Not due	15,037	—
Due < 30 days	6,274	—
Due between 30 - 180 days	2,559	—
Total gross	**23,870**	**—**
Allowance for expected credit loss	—	—
Total net	**23,870**	**—**

The Management makes allowance for expected credit loss based on "the simplified approach" according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all freight receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

Allowance for expected credit loss of trade receivables has been recognized in the income statement under "Port expenses, bunkers and commissions".

Allowance for expected credit loss of freight receivables is calculated using an aging factor as well as specific customer knowledge and is based on a provision matrix on days past due.

All allowance for expected credit loss relates to receivables due > 180 days.

NOTE 10 – OTHER RECEIVABLES

USD '000	2024	2023
Derivative financial instruments	24,663	35,301
Other	264	21
Balance as of 31 December	**24,927**	**35,322**

NOTE 11 – BORROWINGS

As of 31 December 2024, the Parent Company had borrowed USD 744.5.m (2023: USD 505.7m). The loan proceeds were USD 10.9m lower (2023: USD 6.7m) due to borrowing fees. The fees are amortized over the loan periods.

In January 2024 the Parent Company issued a senior unsecured bond of USD 200m, which was successfully listed on the Oslo Stock Exchange in June 2024.

As of 31 December 2024, the Parent Company had lease liabilities of USD 0.0m (2023: USD 0.1m).

The following table summarizes the reconciliation of liabilities arising from financing activities:

USD '000	Opening balance as of 01 January 2024	Cash movements		Non-cash movements	End balance as of 31 December 2024
		Borrowings	Repayments	Other changes	
Borrowings	499,038	419,380	-182,275	-2,571	**733,572**
Total	**499,038**	**419,380**	**-182,275**	**-2,571**	**733,572**

USD '000	Opening balance as of 01 January 2023	Cash movements		Non-cash movements	End balance as of 31 December 2023
		Borrowings	Repayments	Other changes	
Borrowings	405,484	489,974	-394,661	-1,759	**499,038**
Total	**405,484**	**489,974**	**-394,661**	**-1,759**	**499,038**

NOTE 12 – OTHER LIABILITIES

USD '000	2024	2023
Accrued operating expenses	1,113	—
Accrued interest	10,750	1,474
Accrued administration expenses	704	678
EU Emission Allowance	129	—
Balance as of 31 December	**12,696**	**2,152**

NOTE 13 – IMPAIRMENT TESTING

As of 31 December 2024, the Management has assessed that all subsidiaries of TORM plc are considered as one single CGU.

As of 31 December 2024, the Management has assessed indicators of impairment for the CGU that include, but are not limited to, broker vessel values, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty.

Based on this assessment, the Management did not determine the recoverable amount of the CGU as no indicators were identified.

NOTE 14 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The vessels owned by subsidiaries of the Parent Company which have been provided as security for TORM's debt amounted to USD 544.5m as of 31 December 2024 (2023: USD 505.7m).

NOTE 15 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The Parent Company is guarantor for a loan amounting to USD 32m (2023: USD 35m) established in the subsidiary TORM A/S.

As part of sale and leaseback transactions made by a subsidiary, the Parent Company issued a guarantee to the third party in relation to future lease payments to be made by the subsidiary, which are expected to total approximately USD 457m (2023: USD 522m).

NOTE 16 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Brookfield Oaktree Holdings, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.à.r.l. (Njord Luxco).

During the year the following transactions with related parties have occurred:

USD '000	2024	2023
Transactions with subsidiaries		
Time charter hire income	796	—
Bareboat hire income	39,429	47,895
Bareboat hire expense	62,044	47,304
Management fee income	447	—
Management fee expense	1,787	—

The Parent Company has issued two unsecured loans to two subsidiaries with a total outstanding balance of USD 134.0m as per 31 December 2024 (2023: 312.2) maturing in 2026 and 2028 respectively. The loans carry interest rate in accordance with SOFR compounded in arrears plus a margin of 1.75% (2023: 1.75%) and 1.85% (2023: 1.85%) respectively.

The Parent Company bought in 2024 TORM Singapore Pte Ltd from TORM A/S. Please refer to Note 6 to the Parent Company financial statements for further information in respect of the acquisitions.

The Parent Company sold in 2023 two vessels to its subsidiary TORM Tanker Corporation amounting to USD 79.4m against a loan note and contributed one vessel in kind amounting to USD 37.8m.

Please also refer to note 4 for interest income from subsidiaries and received dividends from subsidiaries.

NOTE 16 – continued

As part of the business model in TORM, the Parent Company has bareboat agreements (short term leases) with subsidiaries, which are nullified on a continuing basis through dividends, capital reductions, etc. Consequently, the intercompany liability of USD 39.4m at 31 December 2024 (2023: USD 19.8m) towards subsidiaries is expected to be settled during 2025.

There have been no or limited transactions with related parties during the financial year other than the transactions disclosed above.

Please refer to Note 27 in the Group consolidated financial statements for further information about transactions with controlling shareholder and to Note 5 in the Group consolidated financial statements for further information about the remuneration to the Executive Director.

NOTE 17 – CASH FLOWS

USD '000	2024	2023
Reversal of other non-cash movements:		
Share-based payments	8,352	6,740
Bareboat hire expense	62,044	47,304
Bareboat and charter hire income	-13,939	—
Operating expenses	6,503	—
Management fees	1,369	—
Other adjustments	17	-2,508
Total	**64,346**	**51,536**

USD '000	2024	2023
Change in inventories, receivables and payables		
Change in inventories	-559	—
Change in receivables	-24,112	-5
Change in prepayments	-283	-68
Change in trade payables and other liabilities	5,280	-121
Total	**-19,674**	**-194**

Other



Independent Auditor's Report to the Members of TORM plc
Report on the Audit of the Financial Statements

Opinion

In our opinion:

- TORM plc's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2024 and of the group's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with UK adopted international accounting standards;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act;
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006; and
- the group financial statements are also prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2024 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

We have audited the financial statements of TORM plc (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2024 which comprise:

Group	Parent company
Consolidated Income Statement for the year then ended	Income Statement for the year then ended
Consolidated Statement of Comprehensive Income for the year then ended	Statement of Comprehensive Income for the year then ended
Consolidated Balance Sheet as at 31 December 2024	Balance Sheet as at 31 December 2024
Consolidated Statement of Changes in Equity for the year then ended	Statement of Changes in Equity for the year then ended
Consolidated Statement of Cash Flows for the year then ended	Statement of Cash Flows for the year then ended
Related notes 1 to 34 to the financial statements, including material accounting policy information.	Related notes 1 to 17 to the financial statements, including material accounting policy information

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK adopted international accounting standards. The consolidated group financial statements are also prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2024 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice) and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions Relating to Going Concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group and parent company's ability to continue to adopt the going concern basis of accounting included carrying out the following procedures:

- We confirmed our understanding of management's going concern assessment process and assessed the design, implementation and operating effectiveness of related controls and also engaged with management early to ensure key factors were considered in their assessment.
- We obtained management's board approved forecast cash flows and covenant calculation covering the period of assessment from the day of signing to 31 March 2026. As part of this assessment, the group has modelled a base case and stress test case scenario in their cash forecasts and covenant calculations in order to incorporate unexpected changes to the forecasted liquidity and covenant compliance of the group.
- We assessed the reasonableness of the cashflow forecast by analyzing management's historical forecasting accuracy.
- We evaluated the key assumptions and sensitivities identified underpinning the group's assessment by challenging how these compared with external benchmarks, historical performance adjusted for inflation, the lowest rolling 4-quarter average since 2000, as well as performance in the period post year end.
- We have evaluated the key assumptions underpinning the group's base case and stress test case scenario by challenging the appropriateness of the base case and stress test case scenarios modelled and how these compared with the principal risks and uncertainties of the group.
- We have evaluated the stress test case scenario and considered whether the combination of factors (notably significantly reduced freight rates and vessel values) is a plausible outcome or remote based upon the historical performance, external benchmarks, and performance and conditions in the period post year end.
- We tested the clerical accuracy and logical integrity of the model used to prepare the group's going concern assessment.
- We considered whether the group's forecasts in the going concern assessment were consistent with other forecasts used by the group in its accounting estimates.
- Our analysis also considered the mitigating actions such as sale of older vessels, increase leverage through additional sale and leaseback structures that management could undertake in an extreme downside scenario and whether these were achievable and in control of management considering timing and quantum.
- We also confirmed the continued availability of debt facilities through the going concern period, and reviewed their underlying terms, including covenants, by examination of executed documentation.
- We have considered factors in the period immediately after the going concern period, such as forecast freight rates by comparing them to the market forward freight rates and forecast vessel values against estimated fair value at the current year end.

- We considered whether management's disclosures in the financial statements sufficiently and appropriately reflect the going concern assessment and outcomes.

The group is forecast to be profitable and generate positive operating cash flows throughout the going concern period in base case scenario. The group is forecast to be loss making but still to have a positive EBITDA and generate positive operating cash flow throughout the going concern period in the stress test case scenario modelled. In each scenario TORM has sufficient liquidity and continues to meet its covenants. The combination of factors to achieve a stress test position is considered to be remote.

We considered subsequent events, including committed capital expenditure and pipeline vessels disposals in 2025 and obtained management's assessment over the impact of these events. Management has assessed that the subsequent events do not change the conclusion of their assessment.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company's ability to continue as a going concern for a period to 31 March 2026.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	We performed an audit of the complete financial information of the group.
Key audit matter	Vessel impairment indicator assessment.
Materiality	Overall group materiality of $22m which represents 2.6% of the group's EBITDA.

An Overview of the Scope of the Parent and Group Audits

Tailoring the Scope

In the current year, our audit scoping has been updated to reflect the new requirements of ISA (UK) 600 (Revised). We have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures to identify and assess risks of material misstatement of the group financial statements and identified significant accounts and disclosures. Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the group. Taken together, this enables us to form an opinion on the consolidated financial statements.

In assessing the risk of material misstatement to the group financial statements, we considered that all significant elements of the group's finance and accounting function are situated and managed centrally in Copenhagen, Denmark, and operate under one common internal control environment; and all operations of the group are also managed from this location together with the UK headquarters. All audit work performed for the purposes of the audit was undertaken by the group audit team, as an integrated audit engagement team, consisting of team members located in Denmark and the UK. As an integrated team all audit work was performed in a shared electronic workspace. The audit plan was developed jointly and both teams were involved in the execution of the plan and in the consideration of areas of significant judgement and estimation.

During the course of the audit, the UK senior members, including the Senior Statutory Auditor, supervised the members of the audit team who are based in Copenhagen, Denmark. We held regular meetings with management and the Denmark based audit team via video calls to direct and supervise the audit and the UK team continued to access client documentation and document our work in the shared electronic work file. UK team members were also present in Copenhagen during the interim and year end phase of the audit.

Climate Change

Stakeholders are increasingly interested in how climate change will impact group. The group has determined that the most significant future impacts from climate change on its operations will be from declining demand for oil and gas, reduced access to capital and higher cost of capital, increased operating costs and increased capital expenditure to decarbonize the fleet. These are explained on pages 73-74 in Climate-Related Risks and on page 61-82 in Corporate Sustainability Reporting Directive (CSRD) E1 Climate Change Section. They have also explained their climate commitments on pages 4, 13, 61, 63-64, 77 to 79. All of these disclosures form part of the "Other information", rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the group's business and any consequential material impact on its financial statements.

The group has explained in notes 10 and 12 to the group's financial statement how climate change has been reflected in vessels value, and its climate targets on the estimated useful life and residual value of vessels, including how this aligns with their commitment to the aspirations of the Paris Agreement to achieve net zero emissions by 2050. Significant judgements and estimates relating to climate change are included in notes 10 and 12. These disclosures also explain where governmental and societal responses to climate change risks are still developing, and where the degree of certainty of these changes means that they cannot be taken into account when determining asset and liability valuations under the requirements of under the requirements of UK adopted international accounting Standards.

In note 10 to the financial statements the impact of green recycling prices on vessels' residual values has been provided.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed on pages 73-74 and the significant judgements and estimates disclosed in notes 10 and 12. As part of this evaluation, we performed our own risk assessment and considered whether these have been appropriately reflected in the carrying value of vessels and where the fair value of vessels may be negatively impacted by climate change and climate change agenda. Details of our procedures and findings on carrying value of vessels are included in our key audit matter below.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our Response to the Risk	Key Observations Communicated to the Audit Committee
Vessel impairment indicator assessment. **Carrying value of group's vessels as at 31 December 2024 totaled $2,827m (2023: $2,070m).** The Company assesses impairment indicators at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS 36 impairment of Assets. The Company prepares an impairment indicator assessment at the cash generating unit (CGU) level, which has been determined as LR1, LR2 and MR vessels (the Main Fleet) as they are operated collectively, are largely interchangeable and the cash flow generated by them are interdependent from other vessels. In assessing vessel impairment indicators, the Company monitors the fair value of the vessels, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the Company concluded that the no vessel impairment indicators required the Company to prepare an impairment test as of 31 December 2024. Auditing the Company's vessel impairment indicator assessment was complex due to the significant judgment required by Management in determining the CGU and determining whether impairment indicators required the Company to prepare an impairment test. The vessel impairment indicator with significant judgment was Management's assessment of the fair value of the vessels using independent shipbroker valuations, which use a combination of vessel specific inputs such as size, yard and age of the vessels and assumptions based on market data, including recent comparable vessel transactions.	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company's impairment assessment process, including controls over the identification of CGUs and review of the vessels' fair value. We performed audit procedures on the impairment indicator assessment that included, among others, assessing of management's CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash flows. We inspected evidence used in Management's determination of the collective operation and homogenous nature of the Main Fleet. We evaluated the determination of the fair value of the vessels by comparing them to the average of two valuations prepared by independent shipbrokers. We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation of the vessels in the Main Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. We assessed the adequacy of disclosures in notes 1 and 12, including the impact from climate changes to the consolidated financial statements in accordance with IAS 36 - Impairment of Assets.	Based on our audit procedures performed, we concur with Management's conclusion that there are no vessel impairment indicators at 31 December 2024 as presented to the Audit Committee, including: • Determination of CGUs (being Main Fleet MR/LR1/LR2 and MET group) is judgmental but is supported by Management's assessment. • The shipbroker valuations assumed and applied have been benchmarked to external sources and assessed as reasonable. • The independent shipbrokers have been assessed as competent, capable and objective. • We consider the disclosures in the financial statements to be sufficient and appropriate and in compliance with accounting standards.

In the prior year, our auditor's report included a key audit matter in relation to carrying value of vessels. In the current year, we focused on assessing the impairment indicators for vessels, given the complexity and significant subjectivity involved in this process. A failure in identifying an impairment indicator and/or inappropriate assessment could result a potential misstatement of the carrying value of the vessels.

Our Application of Materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the group to be $22 million (2023: $17 million), which is 2.6% (2023: 2%) of the group's EBITDA. We believe that key users of the group's financial statements are focused on the group's earning-based KPIs, primarily EBITDA.

We determined materiality for the Parent Company to be $13 million (2023: $6.3 million), which is 0.5% (2023: 0.5%) of total assets, as the parent company principally holds investments in subsidiaries and has relatively low trading activities externally.

Performance Materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the group's overall control environment, our judgement was that performance materiality was 50% (2023: 50%) of our planning materiality, namely $11m (2023: $8.5m). Our objective ion adopting this approach is to confirm the total detected and undetected audit differences due to not exceed our materiality for the financial statements as a whole.

Reporting Threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $1.1m (2023: $0.85m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other Information

The other information comprises the information included in the annual report, including the Strategic Report and Governance section, set out on pages 3 - 193, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:
• The information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
• The strategic report and directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:
• Adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
• the parent company financial statements and the part of the directors' remuneration report to be audited are not in agreement with the accounting records and returns; or
• certain disclosures of directors' remuneration specified by law are not made; or
• we have not received all the information and explanations we require for our audit

Responsibilities of Directors
As explained more fully in the directors' responsibilities statement set out on page 194-195, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud
Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant are UK adopted international accounting standards, IFRS as issued by the IASB and adopted by the EU as applied to financial periods beginning on or after 1 January 2023, FRS 101, the Companies Act 2006 and Corporate Governance Code, the Danish Financial Statement Act, the Danish and UK tax legislation, IMO 2020 Sulfur Regulation, IMO 2023 GHG Strategy, EU Taxonomy and Corporate Sustainability Reporting Directive.
- We understood how TORM plc is complying with those frameworks by making inquiries of management and identifying the policies and procedures regarding compliance with law and regulations. We also identified those members of management who have the primary responsibilities for ensuring compliance with law and regulations, and for reporting any known instance of non-compliance to those charged with governance. We corroborated our inquiries through our review of board minutes, discussion with the Audit Committee and any correspondence received from regulatory bodies.
- We assessed the susceptibility of the group's financial statements to material misstatement, including how fraud might occur by meeting with management and those charged with governance to understand where they considered there was susceptibility to fraud, reviewing the group's risk register, through inquiry with management and the Audit Committee during the planning and execution phases of our audit. We considered the programs and controls that the group has established to address risks identified, or that otherwise prevent, deter and detect fraud and material errors; and how management monitors those programs and controls. We also considered performance targets and their influence on efforts made by management to manage earnings. Where this risk was considered to be higher, we performed audit procedures to address each identified fraud risk. These procedures included testing journal entries and were designed to provide reasonable assurance that the financial statements were free from material misstatements arising from fraud.

- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved as follows:
  - Inquiries of management and external legal counsels regarding their knowledge of any non-compliance or potential non-compliance with laws and regulations that could affect the financial statements;
  - Review of minutes of meeting of those charged with governance;
  - Evaluating the appropriateness of management's assessment of non-compliance instances including financial impact and remediation actions and their status;.
  - Obtaining and reading correspondence from legal and regulatory bodies;
  - Obtaining confirmations from the group's banking provider to verifying the existence of cash balances and completeness of loans and borrowings;
  - Journal entry testing, with a focus on manual journals and journals indicating large or unusual transactions based on our understanding of the business.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of Our Report
This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Mark Woodward (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London - 06 March 2025

Independent Auditor's Limited Assurance Report on the Sustainability Statement

To the shareholders of TORM plc

Limited assurance conclusion

We have conducted a limited assurance engagement on the Sustainability Statement of TORM plc (the group) included in the Strategic Report of the Annual Report, page 40 - 153 (the sustainability statement), for the financial year 1 January – 31 December 2024.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Sustainability Statement is not prepared, in all material respects, in accordance with the Danish Financial Statements Act section 99 a, including:
- Compliance with the European Sustainability Reporting Standards (ESRS), including that the process carried out by the management to identify the information reported in the Sustainability Statement (the process) is in accordance with the description set out in the chapter Impact, Risk, and Opportunity Management, within the General section, pages 54 and 56 of the Sustainability Statement; and
- Compliance of the disclosures in chapter EU Taxonomy Reporting in 2024 within the Environmental section, pages 83 – 87 and 100 of the Sustainability Statement with Article 8 of EU Regulation 2020/852 (the Taxonomy Regulation).

Basis for conclusion

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information (ISAE 3000 (Revised)) and the additional requirements applicable in Denmark.

The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the Auditor's responsibilities for the assurance engagement section of our report.

Our independence and quality management

We are independent of the group in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

EY Godkendt Revisionspartnerselskab applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Other matter

The comparative information included in the Sustainability Statement of the group for the financial year 1 January – 31 December 2023 was not subject to an assurance engagement. Our conclusion is not modified in respect of this matter.

Inherent limitations in preparing the Sustainability Statement

In reporting forward-looking information in accordance with ESRS, management is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected.

Management's responsibilities for the Sustainability Statement

Management is responsible for designing and implementing a process to identify the information reported in the sustainability statement in accordance with the ESRS and for disclosing this Process in the chapter Impact, Risk, and Opportunity Management-, within the General section, pages 54 and 56 of the Sustainability Statement. This responsibility includes:
- Understanding the context in which the group's activities and business relationships take place and developing an understanding of its affected stakeholders;
- The identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the group's financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term;
- The assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
- Making assumptions that are reasonable in the circumstances.

Management is further responsible for the preparation of the Sustainability Statement, in accordance with the Danish Financial Statements Act section 99a, including:
- Compliance with the ESRS;
- Preparing the disclosures in chapter EU Taxonomy Reporting in 2024 within the Environmental section, pages 83 – 87 and 100 of the Sustainability Statement, in compliance with Article 8 of the Taxonomy Regulation;
- Designing, implementing and maintaining such internal control that management determines is necessary to enable the preparation of the Sustainability Statement that is free from material misstatement, whether due to fraud or error; and
- The selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.

Auditor's responsibilities for the assurance engagement

Our objectives are to plan and perform the assurance engagement to obtain limited assurance about whether the Sustainability Statement is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Statement as a whole.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised) we exercise professional judgement and maintain professional skepticism throughout the engagement.

Our responsibilities in respect of the process include:
- Obtaining an understanding of the process but not for the purpose of providing a conclusion on the effectiveness of the process, including the outcome of the process;
- Considering whether the information identified addresses the applicable disclosure requirements of the ESRS, and

- Designing and performing procedures to evaluate whether the process is consistent with the group's description of its process, as disclosed in the chapter Impact, Risk, and Opportunity Management, within the General section, pages 54 and 56.

Our other responsibilities in respect of the Sustainability Statement include:
- Identifying disclosures where material misstatements are likely to arise, whether due to fraud or error; and
- Designing and performing procedures responsive to disclosures in the Sustainability Statement where material misstatements are likely to arise. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Summary of the work performed

A limited assurance engagement involves performing procedures to obtain evidence about the Sustainability Statement.

The nature, timing and extent of procedures selected depend on professional judgement, including the identification of disclosures where material misstatements are likely to arise, whether due to fraud or error, in the Sustainability Statement.

In conducting our limited assurance engagement, with respect to the process, we:
- Obtained an understanding of the process by performing inquiries to understand the sources of the information used by management; and reviewing the group's internal documentation of its process; and
- Evaluated whether the evidence obtained from our procedures about the Process implemented by the group's was consistent with the description of the Process set out in the chapter Impact, Risk, and Opportunity Management, within the General section, pages 54 and 56 of the Sustainability Statement.

In conducting our limited assurance engagement, with respect to the Sustainability Statement, we:
- Obtained an understanding of the group's reporting processes relevant to the preparation of its Sustainability Statement including the consolidation processes by obtaining an understanding of the group's control environment, processes and information systems relevant to the preparation of the Sustainability Statement but not evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness;
- Evaluated whether material information identified by the process is included in the Sustainability Statement;

- Evaluated whether the structure and the presentation of the Sustainability Statement are in accordance with the ESRS;
- Performed inquiries of relevant personnel and analytical procedures on selected information in the Sustainability Statement;
- Performed substantive assurance procedures on selected information in the Sustainability Statement;
- Evaluated methods, assumptions and data for developing material estimates and forward-looking information and how these methods were applied;
- Obtained an understanding of the process to identify the EU Taxonomy economic activities for turnover, CAPEX and OPEX and the corresponding disclosures in the Sustainability Statements;
- Evaluated the presentation and use of EU Taxonomy templates in accordance with relevant requirements;
- Reconciled and ensured consistency between the reported EU Taxonomy economic activities and the items reported in the primary financial statements including the disclosures provided in related notes.

Copenhagen, 06 March 2025
EY Godkendt Revisionspartnerselskab
CVR no. 30 70 02 28

Jens Thordahl Nøhr
State Authorised
Public Accountant
mne32212

Lars Fermann
State Authorised
Public Accountant
mne45879

TORM Fleet Overview

As of 31 December 2024

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	LR2	TORM GABRIELLA	119,456	2010	100 %	46[1]
Tanker	LR2	TORM GANGA	119,456	2010	100 %	50[1]
Tanker	LR2	TORM GEMMA	119,456	2012	100 %	53[1]
Tanker	LR2	TORM GENESIS	119,456	2011	100 %	47[1]
Tanker	LR2	TORM GITTE	119,456	2010	100 %	50[1]
Tanker	LR2	TORM GLORIA	119,456	2011	100 %	49[1]
Tanker	LR2	TORM GRACE	119,456	2012	100 %	50[1]
Tanker	LR2	TORM GWENDOLYN	119,456	2010	100 %	50[1]
Tanker	LR2	TORM GWYNETH	119,456	2010	100 %	49[1]
Tanker	LR2	TORM HANNAH	109,999	2016	100 %	39
Tanker	LR2	TORM HELLERUP	114,000	2018	100 %	43
Tanker	LR2	TORM HELENE	114,000	2021	100 %	46
Tanker	LR2	TORM HERMIA	114,000	2018	100 %	43
Tanker	LR2	TORM HERDIS	114,000	2018	100 %	41
Tanker	LR2	TORM HILDE	114,000	2018	100 %	44
Tanker	LR2	TORM HOUSTON	114,000	2022	100 %	46
Tanker	LR2	TORM KIARA	114,445	2015	100 %	37
Tanker	LR2	TORM KIRSTEN	114,445	2015	100 %	36
Tanker	LR2	TORM KRISTINA	114,323	2015	100 %	37
Tanker	LR2	TORM MAREN	109,672	2008	100 %	27
Tanker	LR2	TORM MATHILDE	109,672	2008	100 %	27
Tanker	LR1	TORM VENTURE	73,700	2007	100 %	18
Tanker	LR1	TORM ELISE	75,000	2020	100 %	34
Tanker	LR1	TORM ELIZABETH	75,000	2020	100 %	35
Tanker	LR1	TORM EVELYN	74,606	2011	100 %	32
Tanker	LR1	TORM EVOLVE	74,554	2011	100 %	31
Tanker	LR1	TORM EVA	74,552	2011	100 %	32
Tanker	LR1	TORM EMMA	75,000	2012	100 %	32
Tanker	LR1	TORM EMILIE	75,013	2013	100 %	33
Tanker	LR1	TORM INTEGRITY	73,800	2013	100 %	36
Tanker	LR1	TORM INNOVATION	73,847	2013	100 %	35

As of 31 December 2024

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM ADVENTURER	46,042	2007	100%	13
Tanker	MR	TORM AGNES	49,999	2011	100%	17
Tanker	MR	TORM AGNETE	49,999	2010	100%	20
Tanker	MR	TORM ALEXANDRA	49,999	2010	100%	22
Tanker	MR	TORM ALICE	49,999	2010	100%	17
Tanker	MR	TORM ALLEGRO	46,184	2012	100%	21
Tanker	MR	TORM ALMENA	49,999	2010	100%	17
Tanker	MR	TORM AMALIE	49,999	2011	100%	18
Tanker	MR	TORM AMORINA	46,184	2012	100%	20
Tanker	MR	TORM ANABEL	49,999	2012	100%	20
Tanker	MR	TORM ARAWA	49,999	2012	100%	20
Tanker	MR	TORM ASLAUG	49,999	2010	100%	20
Tanker	MR	TORM ASTRID	49,999	2012	100%	21
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	21
Tanker	MR	TORM AUSTRALIA	51,737	2011	100%	18
Tanker	MR	TORM CAVATINA	46,200	2010	100%	19
Tanker	MR	TORM CORRIDO	46,156	2011	100%	19
Tanker	MR	TORM DISCOVERER	45,012	2008	100%	16
Tanker	MR	TORM DIWATA	49,746	2014	100%	45[1)]
Tanker	MR	TORM INDIA	49,999	2010	100%	19
Tanker	MR	TORM LAURA	49,999	2008	100%	17
Tanker	MR	TORM LEADER	46,070	2009	100%	18
Tanker	MR	TORM LENE	49,999	2008	100%	18
Tanker	MR	TORM LILLY	49,999	2009	100%	19
Tanker	MR	TORM LOTTE	49,999	2009	100%	19
Tanker	MR	TORM LOUISE	49,999	2009	100%	19
Tanker	MR	TORM MALAYSIA	51,737	2011	100%	18
Tanker	MR	TORM NEW ZEALAND	51,737	2011	100%	18
Tanker	MR	TORM BIRGITTE	49,995	2013	100%	34
Tanker	MR	TORM BELIS	49,995	2013	100%	34
Tanker	MR	TORM BEATRICE	49,995	2013	100%	34
Tanker	MR	TORM PHILIPPINES	49,999	2010	100%	15
Tanker	MR	TORM RAGNHILD	46,187	2005	100%	12
Tanker	MR	TORM RESILIENCE	49,999	2005	100%	12
Tanker	MR	TORM SINGAPORE	51,737	2011	100%	18

As of 31 December 2024

Vessel type	Vessel class	Vessel	DWT	Built	Ownership	Carrying value (USDm)
Tanker	MR	TORM SOLUTION	49,999	2019	100%	29
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	26
Tanker	MR	TORM SPLENDID	49,999	2020	100%	29
Tanker	MR	TORM STELLAR	49,999	2020	100%	28
Tanker	MR	TORM STRENGTH	49,999	2019	100%	29
Tanker	MR	TORM STRONG	49,999	2019	100%	30
Tanker	MR	TORM SUBLIME	49,999	2019	100%	28
Tanker	MR	TORM SUCCESS	49,999	2019	100%	29
Tanker	MR	TORM SUPREME	49,999	2017	100%	24
Tanker	MR	TORM THAMES	47,036	2005	100%	12
Tanker	MR	TORM THOR	49,842	2015	100%	25
Tanker	MR	TORM THUNDER	49,842	2015	100%	25
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	25
Tanker	MR	TORM TITAN	49,842	2016	100%	26
Tanker	MR	TORM TORINO	49,842	2016	100%	26
Tanker	MR	TORM TROILUS	49,842	2016	100%	26
Tanker	MR	TORM VOYAGER	45,916	2008	100%	16
Tanker	MR	TORM DANICA	49,999	2015	100%	40[1]
Tanker	MR	TORM DENISE	49,999	2015	100%	37
Tanker	MR	TORM DAGMAR	49,999	2015	100%	37
Tanker	MR	TORM DIANA	49,999	2016	100%	38
Tanker	MR	TORM DURGA	49,680	2014	100%	43[1]
Tanker	MR	TORM DAMINI	49,746	2014	100%	45[1]
Tanker	MR	TORM DORIS	49,680	2015	100%	44[1]
Tanker	MR	TORM DAGNY	49,635	2015	100%	43[1]
Tanker	MR	TORM DEBORAH	49,680	2015	100%	44[1]
Tanker	MR	TORM DAPHNE	49,746	2015	100%	43[1]
Tanker	MR	TORM DULCE	49,680	2014	100%	45[1]

[1] Indicates vessels for which TORM believes that, as of 31 December 2024, the basic charter-free market value is lower than the vessel's carrying amount.

Glossary

Available earning days: A measure of unfixed operating days available for generating earnings.

BB: Bareboat: A form of charter arrangement where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

Backwardation: A situation in which the spot price of a commodity is higher than the forward price. The opposite is known as contango.

Bunker hedge: A forward agreement used to reduce a company's exposure to fluctuating bunker costs.

Bunkers: Fuel with which to run a vessel's engines.

CAPEX: Capital expenditure.

Charter-in and leaseback days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.

Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.

Classification society: Independent organization that ensures through verification of design, construction, building process, and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Commercial management: An agreement to manage a vessel's commercial operations for the account and risk of the shipowner.

Coverage: A measure of Covered days divided by Earning days.

Covered days: A measure of fixed operating days.

Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.

EBIT/Operating profit: Earnings Before Interest and Tax.

Earning days: A measure of operating days available for generating earnings.

ESG: Environment, Social, and Governance.

FFA: Forward freight agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.

IAS: International Accounting Standards.

IFRS: IFRS Accounting Standards issued by the International Accounting Standards Board.

IMO: International Maritime Organization.

KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.

Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.

LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.

MT: Metric ton.

Oaktree: Oaktree Capital Management, L.P.

Oil major: One of the world's largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.
OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.

P&I club: Protection & Indemnity club.

Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel, and naphtha.

Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.

TC: Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.

Technical management: An agreement to manage a vessel's technical operations and crew for the account and risk of the shipowner.

Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.

UN Global Compact: The United Nation's social charter for enterprises, etc.

Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors.

Glossary
Key Financial Figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives
		Available earning days
Gross profit %	=	Gross profit
		Revenue
EBITDA %	=	EBITDA
		Revenue
Operating profit %	=	Operating profit (EBIT)
		Revenue
Return on Equity (RoE) %	=	Net profit/(loss) for the year
		Average equity
Return on Invested Capital (ROiC) %	=	Operating profit less tax
		Average invested capital
Equity ratio	=	Equity
		Total assets
Earnings per share, EPS	=	Net profit/(loss) for the year
		Average number of shares
Diluted earnings/(loss) per share, EPS	=	Net profit/(loss) for the year
		Average number of shares less average number of treasury shares

Glossary
Alternative Performance Measures
Group

Throughout the annual report, several alternative performance measures (APMs) are used. The following APMs relate to the Group.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (please refer to Note 12). TORM reports net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets. The APM replaces "Net profit/(loss) for the year" excluding impairment as it is more relevant and provides more useful information.

USDm	2024	2023	2022
Reconciliation to net profit for the year			
Net profit/(loss) for the year	611.5	648.0	562.6
Profit from sale of vessels	-51.3	-50.4	-10.2
Impairment losses on tangible assets	—	—	2.6
Provisions	—	-6.5	-6.3
Expense of capitalized bank fees at refinancing	0.5	3.5	—
Termination of finance leases	—	1.3	—
Step-up gain related to acquisition	—	—	-0.3
Net profit for the year ex. non-recurrent items	**560.7**	**595.9**	**548.4**

Gross profit: TORM defines Gross profit, a performance measure, as revenue less port expenses, bunkers and commissions, and other cost of goods sold, charter hire and operating expenses. TORM reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from core activities. Gross profit is calculated as follows:

USDm	2024	2023	2022
Computation of gross profit			
Revenue	1,559.2	1,520.4	1,443.4
Port expenses, bunkers, commissions, and other cost of goods and services sold	-418.5	-430.3	-459.5
Operating expenses	-245.1	-216.0	-202.1
Gross profit	**895.6**	**874.1**	**781.8**

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	2024	2023	2022
Reconciliation to operating profit (EBIT)			
Operating profit (EBIT)	658.8	698.6	601.5
Tax	2.0	-4.0	5.9
EBIT less tax	**660.8**	**694.6**	**607.4**
Invested capital, opening balance	2,425.5	2,142.3	2,011.3
Invested capital, ending balance	3,005.4	2,425.5	2,142.3
Average invested capital for the year	**2,715.5**	**2,283.9**	**2,076.8**
Return on Invested Capital (ROIC)	**24.3 %**	**30.4 %**	**29.2 %**

Glossary
Alternative Performance Measures
Group

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our long-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2024	2023	2022
Reconciliation to operating profit (EBIT)			
Operating profit (EBIT)	658.8	698.6	601.5
Tax	2.0	-4.0	5.9
EBIT less tax	**660.8**	**694.6**	**607.4**
Profit from sale of vessels	-51.3	-50.4	-10.2
Impairment losses on tangible assets	—	—	2.6
Provisions	—	-6.5	-6.3
Step-up gain related to acquisition	—	—	-0.3
EBIT less tax adjusted	**609.5**	**637.7**	**593.2**
Average invested capital[1]	2,715.5	2,283.9	2,076.8
Average impairment [2]	26.0	29.9	37.4
Average invested capital adjusted for impairment	**2,741.5**	**2,313.8**	**2,114.2**
Adjusted RoIC	**22.2 %**	**27.6 %**	**28.1 %**

[1] Average invested capital is calculated as the average of the opening and closing balance of invested capital.

[2] Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested Capital: Invested capital as defined by TORM measures the net investment used to achieve TORM's operating profit. TORM believes that invested capital is a relevant measure that the Management uses to measure the overall development of the assets and liabilities generating the net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	2024	2023	2022
Tangible and intangible fixed assets	2,846.4	2,173.9	1,869.0
Investments in joint ventures	0.1	0.1	0.1
Deferred tax asset	3.1	0.4	0.6
Other investments	0.2	—	0.2
Inventories	68.4	61.7	72.0
Trade receivables [1]	255.7	286.7	343.9
Assets held for sale	—	47.2	—
Non-current tax liability related to held-over gains	-45.2	-45.2	-45.2
Deferred tax liability	-0.3	-3.6	-6.1
Trade payables [2]	-114.2	-91.3	-82.5
Current tax liabilities	-0.7	-0.6	-2.0
Provisions	-0.6	-0.5	-6.8
Prepayments from customers	-7.5	-3.3	-0.9
Invested capital	**3,005.4**	**2,425.5**	**2,142.3**

[1] Trade receivables also include Other receivables and Prepayments.

[2] Trade payables includes Trade payables and Other liabilities.

Glossary
Alternative Performance Measures
Group

EBITDA and Adjusted EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes.

EBITDA is used as a supplemental financial measure by the Management and external users of financial statements, such as lenders, to assess TORM operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists the Management and investors in evaluating TORM's operations by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods. Including EBITDA as an alternative performance measure, benefits investor in selection between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.

Due to temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gains/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	2024	2023	2022
Reconciliation to net profit			
Net profit for the year	611.5	648.0	562.6
Tax	-2.0	4.0	-5.9
Financial expenses	74.1	60.9	48.8
Financial income	-24.8	-14.3	-4.0
Depreciations and amortization	192.0	149.3	139.0
Impairment losses on tangible assets	—	—	2.6
EBITDA	**850.8**	**847.9**	**743.1**
Reconciliation to EBITDA			
EBITDA	850.8	847.9	743.1
Fair value adjustments on freight and bunker derivatives	-6.6	-1.5	0.6
Adjusted EBITDA	**844.2**	**846.4**	**743.7**

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current) less loans receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance TORM's investments. As such, TORM believes that net interest-bearing debt is a relevant measure which the Management uses to measure the overall development of the use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies.Net interest-bearing debt is calculated as follows:

USDm	2024	2023	2022
Borrowings [1]	1,243.3	1,073.5	978.0
Loan receivables	-4.5	-4.5	-4.6
Cash and cash equivalents incl. restricted cash	-291.2	-295.6	-323.8
Net interest-bearing debt	**947.6**	**773.4**	**649.6**

[1] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs for the year of USD 17.0m (2023 USD 13.9m, 2022: USD 11.1m)

Glossary
Alternative Performance Measures
Group

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which the Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2024	2023	2022
Net Asset Value per share			
Total vessel values including newbuildings (broker values)	3,582.9	3,080.9	2,650.3
Vessel values of purchased secondhand vessels not delivered (broker values)	—	479.9	—
Committed investment capital expenditure	23.0	35.7	18.4
Committed liability capital expenditure	-23.0	-226.1	-18.4
Goodwill	1.7	1.8	1.8
Other intangible assets	2.0	1.8	1.9
Land and buildings	8.1	5.5	3.8
Other plant and operating equipment	3.3	4.4	5.6
Investments in joint ventures	0.1	0.1	0.1
Loan receivables	4.5	4.5	4.6
Deferred tax asset	3.1	0.4	0.6
Other investments	0.2	—	0.2
Inventories	68.4	61.7	72.0
Accounts receivables [1]	255.7	286.7	343.9
Cash and cash equivalents incl. restricted cash	291.2	295.6	323.8
Deferred tax liability	-0.3	-3.6	-6.1
Borrowings [2]	-1,243.3	-1,073.5	-978.0
Trade payables [3]	-114.2	-91.3	-82.6
Current tax liabilities	-0.7	-0.6	-2.0
Provisions	-0.6	-0.5	-6.8
Prepayments from customers	-7.5	-3.3	-0.9
Total Net Asset Value (NAV)	**2,854.6**	**2,860.1**	**2,332.2**
Non-controlling interest	0.8	1.9	2.3
Total Net Asset Value (NAV) excl. non-controlling interest	**2,853.8**	**2,858.2**	**2,329.9**
Total number of shares end of period excl. treasury shares (million)	97.3	85.7	81.8
Total Net Asset Value per share (NAV/share) (USD)	**29.3**	**33.4**	**28.5**

[1] Trade receivables includes Trade receivables, Other receivables and Prepayments.
[2] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 17.0m.
[3] Trade payables includes, Trade payables, Other non-current liabilities and Other liabilities.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM's financial position, ability to meet current liabilities, and cash buffer. Further, it expresses TORM's ability to act and invest when possibilities occur.

USDm	2024	2023	2022
Cash and cash equivalents incl. restricted cash	291.2	295.6	323.8
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	323.6	342.5	92.6
Liquidity	**614.8**	**638.1**	**416.4**

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds free cash flow important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	2024	2023	2022
Net cash flow from operating activities	826.8	805.0	502.0
Net cash flow from investing activities	-442.1	-370.6	11.3
Free cash flow	**384.7**	**434.4**	**513.3**

Glossary
Alternative Performance Measures
Tanker segment

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings on the vessels.

LTV describes the net debt ratio on the vessel and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	2024	2023	2022
Vessel values, including newbuildings (broker values)	3,582.9	3,080.9	2,650.3
Vessel values of purchased secondhand vessels not delivered (broker values)	—	479.9	—
Other committed investment capital expenditure	23.0	35.7	18.4
Total vessel values	**3,605.9**	**3,596.5**	**2,668.7**
Borrowings	1,241.3	1,067.6	971.4
- Debt on Land and buildings and Other plant and operating equipment	-8.4	-5.4	-3.2
Committed liability capital expenditure	23.0	226.1	18.4
Loan receivables	-4.5	-4.5	-4.6
Cash and cash equivalents incl. restricted cash	-284.9	-290.7	-321.4
Total (loan)	**966.5**	**993.1**	**660.6**
Loan-to-value (LTV) ratio	**26.8 %**	**27.6 %**	**24.8 %**

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and bareboat charters) under which the vessels may be employed between the periods. For this reason, we apply TCE earnings in our financial outlook on page 36. Below is presented a reconciliation from revenue to TCE earnings:

USDm	2024	2023	2022
Reconciliation to revenue			
Revenue	1,544.0	1,491.4	1,440.4
Port expenses, bunkers and commissions	-409.2	-407.6	-458.9
TCE earnings	**1,134.8**	**1,083.8**	**981.5**
Fair value adjustments on freight and bunker derivatives	-6.6	-1.5	0.6
Adjusted TCE earnings	**1,128.2**	**1,082.3**	**982.1**
Available earning days	31,287	29,152	28,756
TCE per earning day (USD)	36,061	37,124	34,154